     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 2002



                                                      REGISTRATION NO. 333-88078

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           MOBILITY ELECTRONICS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3577                         86-0843914
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                 7955 EAST REDFIELD ROAD, SCOTTSDALE, AZ 85260
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                             ---------------------
                               JOAN W. BRUBACHER
                            7955 EAST REDFIELD ROAD
                           SCOTTSDALE, ARIZONA 85260
                                 (480)596-0061
                              (480)596-0349 (FAX)
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                WITH COPIES TO:


              RICHARD F. DAHLSON                              DAVID A. GARCIA
            JACKSON WALKER L.L.P.                               JAMES NEWMAN
      2435 N. CENTRAL EXPWY., SUITE 600                   HALE LANE PEEK DENNISON
           RICHARDSON, TEXAS 75080                               AND HOWARD
                (972) 744-2900                         100 W. LIBERTY ST. 10TH FLOOR
             (972) 744-2909 (FAX)                         RENO, NEVADA 89501-1962
                                                               (775) 327-3000
                                                            (775) 786-6179 (FAX)


                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM     AMOUNT OF
        TITLE OF EACH CLASS OF           AMOUNT TO BE      OFFERING PRICE         AGGREGATE        REGISTRATION
     SECURITIES TO BE REGISTERED          REGISTERED          PER UNIT          OFFERING PRICE         FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 per share.........    3,100,000           $1.35(1)          $4,185,000(1)       $385.02(2)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


---------------

(1) The price of $1.35 is estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock as reported on the Nasdaq National Market on May 7, 2002, solely for the purpose of determining the amount of the registration fee.


(2) Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                IGO CORPORATION
                               9393 GATEWAY DRIVE
                               RENO, NEVADA 89511
                                 (775) 746-6140


                                                                  August 8, 2002


Dear Stockholders:

     The boards of directors of Mobility Electronics, Inc., and iGo Corporation have agreed to merge iGo with and into a wholly-owned subsidiary of Mobility. Before we can complete this merger, the merger and the agreement and plan of merger entered into between Mobility and iGo must be approved by iGo's stockholders. Pursuant to the merger agreement, upon consummation of the transaction, the separate existence of iGo will cease and the merger subsidiary will survive as a wholly-owned subsidiary of Mobility. We are sending you the attached Notice of Special Stockholders' Meeting and proxy statement/prospectus to ask you to vote in favor of the merger and merger agreement.


     The attached proxy statement/prospectus provides you with detailed information about Mobility, iGo and the proposed merger, and includes a copy of the merger agreement, as amended, attached as Appendices A and B. Before voting, we strongly encourage you to carefully read the entire proxy statement/prospectus, particularly the section entitled "RISK FACTORS" beginning on page 11, as well as the merger agreement.


     It is important that your shares be represented and voted regardless of the number of shares you own and whether or not you plan to attend the stockholders' meeting. Accordingly, we urge you to mark, sign and return your proxy card. Approval of the merger and merger agreement requires that the holders of at least a majority of the outstanding shares of iGo common stock affirmatively vote "FOR" approval.

     We are very enthusiastic about the merger with Mobility. We urge you to join our directors in voting in favor of the merger and merger agreement.

                                          Very truly yours,


                                                   /s/ SCOTT SHACKELTON

                                                     Scott Shackelton
                                                        Secretary

                                IGO CORPORATION

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                AUGUST 29, 2002



     NOTICE IS HEREBY GIVEN that the special meeting of stockholders of iGo Corporation, a Delaware corporation, will be held on August 29, 2002 at 9:00 a.m., local time, at the Residence Inn by Marriott located at 9845 Gateway Drive, Reno, Nevada 89511, for the following purposes:



     - To vote on a proposal to approve the merger and the agreement and plan of merger, dated as of March 23, 2002, as amended July 18, 2002, by and between Mobility Electronics, Inc., iGo Corporation and IGOC Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Mobility Electronics, Inc., pursuant to which iGo will merge with and into the merger subsidiary on the terms and conditions set forth in the merger agreement; and


     - To transact such other business as may properly come before the special meeting or any postponement or adjournment thereof.


     The foregoing items of business are more fully described in the proxy statement/prospectus accompanying this Notice. Only stockholders of record at the close of business on July 12, 2002, are entitled to notice of and to vote at the special meeting and any adjournments thereof.


     All iGo stockholders are cordially invited to attend the special meeting. However, to assure your representation at the special meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the special meeting may vote in person even if he or she returned a proxy.

                                          Very truly yours,


                                                   /s/ SCOTT SHACKELTON

                                                     Scott Shackelton
                                                        Secretary

Reno, Nevada

August 8, 2002


                                   IMPORTANT

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IF A QUORUM IS NOT REACHED, IGO WILL HAVE THE ADDED EXPENSE OF RE-ISSUING THESE PROXY MATERIALS. IF YOU ATTEND THE SPECIAL MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                         THANK YOU FOR ACTING PROMPTLY.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 5, 2002


               PROXY STATEMENT                                   PROSPECTUS

               IGO CORPORATION                           MOBILITY ELECTRONICS, INC.
              9393 Gateway Drive                          7955 East Redfield Road
              Reno, Nevada 89511                         Scottsdale, Arizona 85260
                (775) 746-6140                                 (480) 596-0061


     The board of directors of iGo Corporation has scheduled a special meeting of stockholders of iGo for the purpose of approving the agreement and plan of merger, pursuant to which iGo will merge with and into a wholly-owned subsidiary of Mobility Electronics, Inc. iGo's special stockholders' meeting will be held on August 29, 2002 at 9:00 a.m., local time, at the Residence Inn by Marriott located at 9845 Gateway Drive, Reno, Nevada 89511. You are cordially invited to attend the special meeting; however, because you may not be able to attend, a proxy is enclosed, which authorizes someone else to vote your shares of iGo common stock for you.


     This document is both a proxy statement of iGo and a prospectus of Mobility. As a proxy statement, iGo is providing it to you because iGo's board of directors is soliciting your proxy for use at the special meeting of stockholders called to vote on the merger and merger agreement. As a prospectus, Mobility is providing it to you because Mobility is offering in the aggregate up to 3,100,000 shares of its common stock, $0.01 par value, in addition to cash, for all of the outstanding shares of iGo common stock if the merger is completed.


     iGo and Mobility entered into an agreement and plan of merger dated as of March 23, 2002, as amended July 18, 2002. A copy of that agreement and the amendment thereto is attached as Appendix A and Appendix B to this proxy statement/prospectus. Under the terms of the merger agreement, iGo will merge with and into a wholly-owned subsidiary of Mobility, referred to as the merger subsidiary. The holders of iGo common stock will be entitled to receive in the aggregate (unless holders exercise their appraisal rights, in which case the following merger consideration will be reduced proportionately) (i) up to 3,100,000 shares of Mobility common stock, (ii) up to $4,250,000 in cash and
(iii) cash in lieu of fractional shares, which aggregate amount of consideration will be allocated among the holders of iGo common stock pro rata based on the number of shares held by any holder as compared to the total number of shares of iGo common stock issued and outstanding at the effective time of the merger. Pursuant to the merger agreement, 500,000 shares of Mobility common stock and $1,000,000 of the cash consideration will be held back as contingent consideration by Mobility until the first anniversary of the effective time of the merger. A formula set forth in the merger agreement will then be applied to determine what portion, if any, of the held back consideration will be distributed pro rata to the former iGo stockholders.



     The shares of common stock of Mobility and iGo are quoted on the Nasdaq National Market, or Nasdaq, under the symbols "MOBE" and "IGOC," respectively. On August 1, 2002, the average of the high and low prices for the common stock of Mobility was $1.90.



     SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT STOCKHOLDERS SHOULD CONSIDER WHEN DECIDING HOW TO VOTE.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.


     This proxy statement/prospectus is dated August 5, 2002 and was first mailed to stockholders on or about August 8, 2002.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Summary Financial Data of Mobility..........................    8
Summary Financial Data of iGo...............................    9
Risk Factors................................................   11
Markets, Market Prices and Dividend Data....................   32
Selected Historical and Pro Forma Per Share Data............   33
The iGo Special Meeting.....................................   34
The Merger..................................................   36
Comparison of Stockholder Rights............................   54
Unaudited Pro Forma Condensed Combined Consolidated
  Financial Information.....................................   58
Information Regarding Mobility..............................   64
  Business of Mobility......................................   64
  Properties of Mobility....................................   74
  Legal Proceedings of Mobility.............................   74
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations of Mobility........   77
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................   88
  Description of Capital Stock of Mobility..................   88
  Directors and Executive Officers of Mobility..............   90
  Certain Relationships and Related Transactions of
     Mobility...............................................   99
  Security Ownership of Certain Beneficial Owners and
     Management of Mobility.................................  100
Information Regarding iGo...................................  104
  Business of iGo...........................................  104
  Properties of iGo.........................................  112
  Legal Proceedings of iGo..................................  112
  Selected Consolidated Financial Data of iGo...............  114
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations of iGo.............  116
  Quantitative and Qualitative Factors About Market Risk of
     iGo....................................................  126
  Factors That May Effect Future Results of iGo.............  126
  Security Ownership of Certain Beneficial Owners and
     Management of iGo......................................  135
  Section 16(A) Beneficial Ownership Reporting Compliance of
     iGo....................................................  137
Where You Can Find More Information.........................  137
Experts.....................................................  138
Legal Matters...............................................  138
Index To Financial Statements...............................  F-1
Agreement and Plan of Merger............................Appendix A
Amendment No. 1 to Agreement and Plan of Merger.........Appendix B
Section 262 of the Delaware General Corporation Law.....Appendix C

                             ADDITIONAL INFORMATION

     This document incorporates important business and financial information about Mobility and iGo that is not included in or delivered with this document. This information is available to you without charge upon written or oral request made as follows:

    MOBILITY ELECTRONICS, INC.                             IGO CORPORATION
         Joan W. Brubacher                                Scott Shackelton
      7955 East Redfield Road                            9393 Gateway Drive
     Scottsdale, Arizona 85260                           Reno, Nevada 89511
          (480) 596-0061                                   (775) 746-6140


     To obtain documents in time for the special meeting, your request should be received by August 15, 2002, which is ten business days prior to the meeting.


                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

     This document might contain forward-looking statements about Mobility and iGo, including one or more of the following:

     - Projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items;

     - Descriptions of plans or objectives of management for future operations, products or services;

     - Forecasts of future economic performance; and

     - Descriptions of assumptions underlying or relating to any of the foregoing.

     Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will" or similar expressions.

     You should not unduly rely on forward-looking statements. They are expectations about the future and are not guarantees. Forward-looking statements speak only as of the date of this proxy statement/prospectus in the case of forward-looking statements contained in this document. Neither Mobility or iGo undertakes any obligation to update forward-looking statements to reflect changes that occur after the date the forward-looking statements are made.


     There are several factors, many of which are beyond the control of Mobility and iGo, that could cause results to differ from expectations. Some of these factors are described in this document as well as in Mobility's and iGo's reports filed with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K, as amended, for the year ended December 31, 2001 and Quarterly Reports on Form 10-Q, as amended, for the quarter ended March 31, 2002. See "Where You Can Find More Information" on page 137 for instructions on how to obtain copies of these documents.

                                    SUMMARY


     This summary highlights selected information from this proxy statement/prospectus. It may not contain all the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the Appendices. These will give you a more complete description of the merger, the merger agreement and the transactions proposed.


     As used in this document, "we", "our" and "us" will refer to Mobility Electronics, Inc. and/or iGo Corporation, as the context requires, and in particular in the sections under the heading "Information Regarding Mobility", they will refer to Mobility Electronics, Inc. and in the sections under the heading "Information Regarding iGo", they will refer to iGo Corporation.

                                 THE COMPANIES

Mobility Electronics, Inc.
7955 East Redfield Road
Scottsdale, Arizona 85260
(480) 596-0061................   Mobility is a leading designer, developer and
                                 marketer of innovative products and solutions for the mobile computing user. The company's unique product portfolio includes widely compatible docking stations for portable computers; connectivity and video products for handheld computing devices; expansion products for desktop, server and portable computers; and power products and accessories for portable computing devices of all types. The company's technology base includes its award-winning
                                 Split Bridge(R) technology and multi-function
                                 Card Bus, high-speed bus expansion and portable computing device power technologies.

iGo Corporation
9393 Gateway Drive
Reno, Nevada 89511
(775) 746-6140................   iGo designs, manufactures and distributes parts
                                 and accessories for mobile technology products, such as notebook computers, cell phones and wireless devices.

IGOC Acquisition, Inc.
7955 East Redfield Road
Scottsdale, Arizona 85260
(480) 596-0061................   IGOC Acquisition, Inc. is a Delaware
                                 corporation recently formed by Mobility for use in the merger. This is the only business of IGOC Acquisition, Inc.

                                   THE MERGER


FORM OF MERGER (PAGE 36)


     Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, iGo will merge with and into a subsidiary of Mobility. The merger subsidiary will survive the merger, the separate existence of iGo will cease and the stockholders of iGo will become stockholders of Mobility.


MERGER CONSIDERATION (PAGE 41)



     At the effective time of the merger, each issued and outstanding share of iGo common stock will be cancelled, and in consideration therefore, the holders of iGo common stock will be entitled to receive in the aggregate (unless holders exercise their appraisal rights, in which case the following merger consideration will be reduced proportionately) (i) up to 3,100,000 shares of Mobility common stock,
(ii) up to $4,250,000 in cash and (iii) cash in lieu of any fractional shares. Pursuant to the merger agreement, 500,000 shares of Mobility common stock and $1,000,000 of the cash consideration shall be held back as contingent consideration by Mobility until the first anniversary of the effective time of the merger. A formula set forth in the merger agreement will then be applied to determine what portion, if any, of the held back consideration shall be distributed pro rata to the former iGo stockholders.



CONDITIONS TO THE MERGER (PAGES 44 TO 45)


     Mobility's and iGo's obligations to complete the merger are subject to the satisfaction or waiver of certain conditions, including the following:

     - iGo stockholders must approve the merger;

     - no court order or law can be in effect that prohibits the merger or makes the merger illegal;

     - all consents and regulatory approvals have been obtained;

     - the issuance of the Mobility common stock as part of the merger consideration must be registered with the Securities and Exchange Commission and approved for listing on the Nasdaq National Market;

     - each of iGo and Mobility must certify to the other that its representations and warranties contained in the merger agreement are materially true and accurate; each must also certify to the other that it has materially performed all of its obligations under the merger agreement;

     - iGo shall have terminated all of its option plans and all other options, warrants or convertible securities; and

     - iGo shall have filed its Form 10-K for the year-ended December 31, 2001, and the financial statements contained therein shall meet certain conditions (as of April 24, 2002, Mobility and iGo have agreed in writing that this condition precedent has been satisfied).


TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEE (PAGES 45 TO 46)


     Mobility and iGo can agree to terminate the merger agreement without completing the merger, and either company can terminate the merger agreement if any of the following occurs:


     - a governmental authority has taken any final action, having the effect of making the merger illegal or otherwise prohibiting the merger;



     - the merger is not completed by October 1, 2002;


     - iGo's stockholders fail to approve the merger; or

     - a party breaches any representation, covenant or agreement in the merger agreement and such breach would permit the other party not to consummate the merger, and such breach is not capable of being cured within 20 days of written notice of the breach.

     iGo may terminate the merger agreement if the thirty-trading-day or ten-trading-day average price of the Mobility common stock for the period ending two days prior to the effective time of the merger is below $1.00, unless Mobility agrees to decrease the hold back amount by an amount equal to 3,100,000 multiplied by the difference between $1.00 and the average closing price of the Mobility common stock for either the thirty-trading-day or ten-trading-day periods described above or as otherwise agreed by Mobility and iGo.

     Mobility may terminate the merger agreement if either of the following occurs:

     - the iGo board fails to promptly mail the proxy materials for the special meeting or withdraws or adversely modifies its approval or recommendation of the merger; or

     - iGo violates its "no shop" agreement.

     If the merger agreement is terminated under certain circumstances, including if iGo accepts or consummates certain alternative transactions within eighteen (18) months of the termination of the merger agreement, iGo will be required to pay Mobility a termination fee equal to $1.5 million plus Mobility's out-of-pocket expenses for this transaction. See "The Merger
Agreement -- Termination Fee" for a complete discussion of the circumstances in which iGo would be required to pay the termination fee.


REASONS FOR THE MERGER (PAGES 38-39)


     Mobility's board of directors believes that the two companies complement each other by providing a well-established distribution channel for Mobility products and the opportunity to sell iGo's products in Europe. Consequently, Mobility perceives opportunities for increased operating efficiencies through the combination of the two companies and believes that, by combining forces, Mobility and iGo will be able to more effectively compete and more successfully take advantage of opportunities in the mobile technology industry than either of the companies could individually.

     Consequently, the merger is intended to serve the following purposes:

     - broaden the combined entities' geographic bases;

     - increase market share for iGo's products in Europe;

     - provide an alternative distribution channel and access to additional customers for Mobility's products; and

     - enhance stockholder value by achieving certain cost savings from increased efficiencies.

     The iGo board of directors believes that the merger is in the best interests of iGo and its stockholders. In reaching its decision to approve the merger agreement, the iGo board considered a number of factors, including the following:

     - the changing technological and competitive environment in the mobile technology industry;

     - the accelerating trend towards consolidation in the mobile technology industry;

     - the synergies available to Mobility in cost efficiencies on a consolidated basis compared to iGo continuing to operate as a separate company;

     - access to greater financial and technical resources in support of the goals of iGo;

     - the risk that iGo would not have the resources to timely execute its business plan when compared to its existing and potential competitors;

     - the opportunity for iGo stockholders to participate in a more commercially diversified company such as the combined companies following the merger;

     - information relating to iGo's prospects, including the possibility that iGo may be required to raise additional capital to attempt to create stockholder value in excess of the merger consideration;

     - the Mobility offer represented a premium over the price of iGo stock when the merger agreement was executed;

     - the market capitalization, revenues and assets of the combined companies as compared to iGo separately;

     - the experience, depth and competence of Mobility's operating team;

     - the strength of Mobility's product development efforts;

     - that iGo may, subject to the merger agreement, terminate the agreement if the 30 or 10 day trading average price of the Mobility common stock for the period ending two days prior to the effective date of the merger is below $1.00 and Mobility does not make certain adjustments in the transaction consideration;

     - the willingness of certain iGo stockholders to execute a voting agreement in support of the merger and the fact that Mobility was unwilling to sign the merger agreement without the voting agreement; and

     - that the amount of and circumstances giving rise to the termination fee under the merger agreement was acceptable in the judgment of iGo in light of the value of the merger consideration to iGo's stockholders.


RECOMMENDATION OF THE iGo BOARD (PAGE 35)


     The iGo board unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and unanimously recommends that you vote in favor of the approval and adoption of the merger and the merger agreement.


PURPOSES OF THE SPECIAL MEETING (PAGE 34)



     The purposes of the special meeting are to consider and vote upon a proposal to approve and adopt the merger agreement, as amended, and the merger, and such other business as may properly be brought before the special meeting.



INTERESTS OF CERTAIN PERSONS IN THE MERGER AND STOCK OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS OF iGo (PAGES 39 TO 40 AND 135 TO 137)


     In determining how to vote at the special meeting, you should be aware that certain officers and directors of iGo may have interests in the merger that are different from the interests of other stockholders. Indemnification obligations that iGo provides to its directors and executive officers will survive the merger and become obligations of Mobility. Unvested stock options held by directors and executive officers of iGo will automatically and fully vest before the effective date of the merger. Certain executive officers of iGo have been offered employment with the surviving corporation.


     As of the record date for the special meeting, iGo's executive officers and directors, as a group, owned approximately 19.2% of the shares of iGo stock entitled to vote at the special meeting.



THE LOCK-UP AND VOTING AGREEMENTS (PAGE 46)



     Holders of approximately 47.8% of the outstanding shares of iGo common stock have entered into a lock-up and voting agreements with Mobility in which they have agreed to vote in favor of the merger.



APPRAISAL RIGHTS (PAGES 47 TO 49)



     Under Delaware law, iGo stockholders who file a written objection with iGo prior to the iGo stockholders meeting and do not vote in favor of the merger are entitled to appraisal rights.



MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGES 49 TO 53)



     The tax consequences of the merger will depend to a large extent on the price of the Mobility common stock at the effective time. In order for the merger to constitute a "reorganization" as defined in Section 368(a) of the Code, "continuity of interest" must be present in the merger. Continuity of interest in general is a function of the portion of your iGo common stock exchanged for Mobility common stock in the merger, based upon the price of the Mobility common stock, at the closing date.



     Jackson Walker, L.L.P., counsel to Mobility, has issued an opinion that more likely than not the merger will be a reorganization as defined in Section 368(a) of the Code. This opinion is based upon certain representations and assumptions, including that the price of Mobility common stock at the effective time will not be less than $1.97 per share and that the stock subject to the hold back is valued at not less than $1.97 per share, and along with the cash in the hold back is taken into account in the continuity of interest calculation as non-stock consideration.

     If the merger is not a reorganization it will likely be treated as if iGo sold all of its assets to Mobility in a taxable transaction, and iGo subsequently distributed to its stockholders all stock and cash received in the merger. Accordingly, iGo stockholders will recognize gain or loss equal to the difference between (i) the cash and the value of the Mobility common stock received by them, and (ii) their tax basis in their shares of iGo.



     If the merger is considered a reorganization, iGo stockholders will not recognize gain immediately on the Mobility common stock received in the merger, other than stock that is subject to the hold back; however all cash received in the merger and any stock under the hold back will be taxable to you.



     If any property is distributed from the hold back, a portion of the property will be considered interest.



     The tax treatment of iGo stockholders is more fully described in "The Merger -- Material U. S. Federal Income Tax Consequences of the Merger" herein. The above should not be considered tax advice and it is qualified in its entirety by the discussion in "The Merger -- Material U. S. Federal Income Tax Consequences of the Merger". You are urged to consult your own tax advisor regarding the tax consequences of the merger upon you.



ACCOUNTING TREATMENT (PAGE 53)


     The merger will be treated as a purchase and, as such, the purchase price will be allocated to the assets and liabilities of iGo based on their estimated fair market values on the date of acquisition.


COMPARISON OF STOCKHOLDERS RIGHTS (PAGES 54 TO 57)


     There are material differences between the rights of holders of iGo common stock and the rights of holders of Mobility common stock. These differences arise because of differing provisions in the iGo certificate of incorporation and bylaws and the Mobility certificate of incorporation and bylaws.


RISK FACTORS (PAGES 11 TO 31)


     There are risk factors that should be considered by you in evaluating how to vote at the special meeting, including the following.

     Risks related to the merger include:

     - the benefits of the proposed combination may not be realized, which would likely cause Mobility's stock price to decline;


     - iGo's stockholders may not receive all or any portion of the held back consideration;



     - iGo stockholders' voting power will be diluted and the market value of Mobility's common stock received by iGo stockholders is subject to fluctuation;


     - it is unlikely that the merger agreement will not be approved;

     - officers and directors of iGo have potential conflicts of interest with respect to the merger; and

     - third parties may terminate or alter existing contracts with iGo.

     Risks related to Mobility include:

     - Mobility has a history of losses and may not be profitable in the future;


     - Mobility may not achieve anticipated revenues if market acceptance of their Split Bridge(R) technology and new accessory products are not forthcoming;



     - Mobility's operating results are subject to significant fluctuations, and an unanticipated decline in revenues may cause its stock price to fall;



     - Mobility may not be able to adequately manage its anticipated growth, which could impair its efficiency and negatively impact operations;

     - Mobility's failure to respond to rapid technological changes may impair its operating results;


     - Mobility depends on large purchases from a few significant customers, and any loss, cancellation or delay in purchases by these customers could cause a shortfall in revenue;


     - Mobility's reliance on single or limited sources for key components may inhibit its ability to meet customer demand;



     - Mobility's reliance on third-party manufacturing vendors to manufacture their products may cause a delay in their ability to fill orders;



     - Mobility's success depends in part upon sales to OEMs, whose unpredictable demands and requirements may subject it to potential adverse revenue fluctuations;



     - Mobility has in the past experienced returns of its products, and as its business grows may experience increased returns, which could harm Mobility's reputation and negatively impact its operating results;



     - intense competition in the market for notebook and handheld computer products could prevent Mobility from increasing revenue and sustaining profitability;



     - if Mobility is unable to hire additional qualified personnel as necessary or if it loses key personnel, it may not be able to successfully manage its business or achieve its objectives;



     - if Mobility's products contain undetected software or hardware errors, it could incur significant unexpected expenses and lost sales and be subject to product liability claims;



     - if Mobility fails to protect its intellectual property, its business and ability to compete could suffer;



     - Mobility may be subject to intellectual property infringement claims that are costly to defend and could limit its ability to use certain technologies in the future;



     - Mobility's ability to increase international sales and manage its international operations is subject to a number of risks beyond its control;



     - Mobility's executive officers and directors have substantial control over the business which could delay or prevent a merger or other change in control;


     - Mobility's stock price may be extremely volatile and you may lose part or all of the value of your shares.

     Risks related to iGo include:


     - iGo has a history of losses and expects losses for at least the next several quarters;


     - iGo may not have sufficient capital to reach profitability;

     - if iGo's shares are delisted, its stock price may decline further and it may be unable to raise additional capital;


     - although iGo is aware of no determinations, concerns regarding an SEC investigation could harm its business;


     - iGo's stock price may be adversely affected by significant fluctuations in its quarterly operating results;

     - strengthening the iGo, Road Warrior and Xtend brands is critical to iGo's success;

     - iGo depends on key personnel to manage its business, and iGo may not be able to hire enough additional management and other personnel as its business grows;

     - competition may decrease iGo's market share, net revenues and gross margins and may cause its stock price to decline;

     - the loss of iGo's proprietary databases would seriously harm its business;

     - the failure to successfully grow, manage and use iGo's database of customers and users would harm its business;

     - failure of iGo's strategic relationships to attract customers could harm its business;

     - iGo must effectively manage its inventory and improve its gross margins;

     - failure of third party suppliers to ship products directly to iGo's customers could harm its business;

     - failure of third-party carriers to deliver iGo's products timely and consistently could harm its business;

     - iGo may not be able to protect and enforce its trademarks, Internet addresses and intellectual property rights;


     - the failure to successfully defend a lawsuit alleging patent infringement on iGo's part could harm its business;


     - iGo may be vulnerable to new tax obligations that could be imposed on electronic commerce transactions;

     - if iGo expands its business internationally, iGo's business would become increasingly susceptible to numerous international risks and challenges that could affect its results of operations;

     - any acquisitions iGo makes could disrupt its business and harm its financial condition;

     - the loss of technologies licensed from third parties could harm iGo's business;


     - iGo's business, financial condition and results of operations could be harmed if it were to be liable for defects in the products it offers;



     - damage to or destruction of iGo's inventory stored in outside warehouses, which could harm its business, financial condition and results of operations;



     - iGo is dependent on the continued development of the Internet infrastructure;


     - a portion of iGo's long-term success depends on the development of the electronic commerce market, which is uncertain;

     - rapid technological change could render iGo's websites and systems obsolete and require significant capital expenditures;

     - iGo is exposed to risks associated with electronic commerce security and credit card fraud, which may reduce collections and discourage online transactions;

     - iGo could face liability for information displayed on and communications through its website;

     - efforts to regulate or eliminate the use of mechanisms that automatically collect information on visitors to iGo's website may interfere with iGo's ability to target its marketing efforts; and

     - iGo could face additional burdens associated with government regulation of and legal uncertainties surrounding the Internet.

                       SUMMARY FINANCIAL DATA OF MOBILITY


     The following summary consolidated financial data should be read together with Mobility's consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mobility" and the other information contained in this proxy statement/prospectus. The summary financial data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 2001 are derived from the consolidated financial statements of Mobility, which consolidated financial statements have been audited by KPMG LLP, independent auditors. The summary data presented below for the three months ended March 31, 2002 and 2001, and as of March 31, 2002, are derived from Mobility's unaudited condensed consolidated financial statements and, in the opinion of management, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments necessary to present fairly in all material respects the information in those statements. The consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, and the report thereon, as well as the consolidated financial statements as of March 31, 2002 and 2001, are included elsewhere in this proxy statement/prospectus.



                                                    THREE MONTHS ENDED
                                                         MARCH 31,                     YEARS ENDED DECEMBER 31,
                                                    -------------------   ---------------------------------------------------
                                                      2002       2001       2001       2000       1999       1998      1997
                                                    --------   --------   --------   --------   --------   --------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUE:
  Net product sales...............................  $  6,603   $  7,076   $ 27,925   $ 25,905   $ 13,952   $ 21,072   $12,744
  Technology transfer fee.........................       316        100        400      2,100         --         --        --
                                                    --------   --------   --------   --------   --------   --------   -------
  Total revenue...................................     6,919      7,176     28,325     28,005     13,952     21,072    12,744
COST OF REVENUE:
  Product sales...................................     5,074      5,579     25,703     20,015     11,751     23,530    13,335
  Technology transfer.............................        --         --         --        200         --         --        --
                                                    --------   --------   --------   --------   --------   --------   -------
  Total cost of revenue...........................     5,074      5,579     25,703     20,215     11,751     23,530    13,335
                                                    --------   --------   --------   --------   --------   --------   -------
Gross profit (loss)...............................     1,845      1,597      2,622      7,790      2,201     (2,458)     (591)
OPERATING EXPENSES:
  Sales and marketing.............................     1,460      2,231      8,129      8,323      5,208      5,131     2,625
  Research and development........................     1,293      1,506      5,598      5,882      3,377      4,361     2,951
  General and administrative......................     1,649      2,010      9,957      6,776      3,651      4,446     1,907
                                                    --------   --------   --------   --------   --------   --------   -------
  Total operating expenses........................     4,402      5,747     23,684     20,981     12,236     13,938     7,484
                                                    --------   --------   --------   --------   --------   --------   -------
Loss from operations..............................    (2,557)    (4,150)   (21,062)   (13,191)   (10,035)   (16,396)   (8,075)
Other (expense) income:
  Interest, net...................................       254        471      1,313        570     (1,456)    (1,005)     (587)
  Non-cash deferred loan cost amortization........        --         --         --     (2,527)    (4,840)      (633)      (89)
  Other, net......................................       (38)        17         65       (138)      (126)         1       (24)
                                                    --------   --------   --------   --------   --------   --------   -------
Loss before provision for income taxes............    (2,341)    (3,662)   (19,684)   (15,286)   (16,457)   (18,033)   (8,775)
Provision for income taxes........................        --         --         --         --         --         --        --
                                                    --------   --------   --------   --------   --------   --------   -------
Net loss..........................................    (2,341)    (3,662)   (19,684)   (15,286)   (16,457)   (18,033)   (8,775)
Cumulative dividends on Series B preferred
  stock...........................................        --         --         --         --         --         --      (317)
Beneficial conversion cost of preferred stock.....        --         --         --        (49)    (1,450)        --        --
                                                    --------   --------   --------   --------   --------   --------   -------
Net loss attributable to common stockholders......  $ (2,341)  $ (3,662)  $(19,684)  $(15,335)  $(17,907)  $(18,033)  $(9,092)
                                                    ========   ========   ========   ========   ========   ========   =======
Net loss per share:
Basic and diluted.................................  $  (0.15)  $  (0.25)  $  (1.33)  $  (1.55)  $  (3.59)  $  (4.36)  $ (3.45)
                                                    ========   ========   ========   ========   ========   ========   =======
Weighted average common shares outstanding:
Basic and diluted.................................    15,371     14,480     14,809      9,885      4,994      4,136     2,639
                                                    ========   ========   ========   ========   ========   ========   =======



                                                                                           DECEMBER 31,
                                                                        ---------------------------------------------------
                                                       MARCH 31, 2002     2001       2000       1999       1998      1997
                                                       --------------   --------   --------   --------   --------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........................     $14,744       $ 14,753   $ 30,369   $  4,792   $  2,433   $ 2,216
  Working capital (deficit)..........................      17,339         19,392     37,013      5,483     (3,511)    1,928
  Total assets.......................................      34,499         35,037     55,674     14,899     12,735    12,250
  Long-term debt, less current installments..........          --             --         --      8,051      3,587     3,919
  Total stockholders' equity (deficiency)............      28,532         30,148     48,904      2,310     (3,496)      430

                         SUMMARY FINANCIAL DATA OF IGO


     The following summary financial data should be read in conjunction with iGo's consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations of iGo" and other information contained in this proxy statement/prospectus. The statements of operations data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 and the balance sheet data at December 31, 2001, 2000, 1999, 1998 and 1997 are derived from audited financial statements. The summary data presented below for the three months ended March 31, 2002 and 2001, and as of March 31, 2002, are derived from iGo's unaudited consolidated financial statements and, in the opinion of management, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments necessary to present fairly in all material respects the information in those statements. The consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, and the report thereon as well as the consolidated financial statements as of March 31, 2002 and 2001, are included elsewhere in this proxy statement/prospectus.



                                        THREE MONTHS ENDED
                                             MARCH 31,                      YEARS ENDED DECEMBER 31,
                                       ---------------------   --------------------------------------------------
                                         2002        2001        2001       2000       1999      1998      1997
                                       ---------   ---------   --------   --------   --------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
REVENUES:
  Net product revenue................   $ 4,767     $ 9,636    $ 28,886   $ 39,947   $ 21,043   $12,318   $ 7,422
  Development revenue................        --          --          --         --         --       502       665
                                        -------     -------    --------   --------   --------   -------   -------
  Total net revenues.................     4,767       9,636      28,886     39,947     21,043    12,820     8,087
COST OF GOODS SOLD...................     3,047       7,736      24,435     26,914     14,793     8,602     5,320
                                        -------     -------    --------   --------   --------   -------   -------
Gross profit.........................     1,720       1,900       4,451     13,033      6,250     4,218     2,767
OPERATING EXPENSES:
  Sales and marketing................     1,838       3,895      11,855     23,663     15,396     3,883     2,485
  Product development................       435         843       2,590      4,800      1,544       511       113
  General and administrative.........     1,830       2,259       9,064      7,961      4,657     1,666     1,076
  Merger and acquisition costs,
    including amortization of
    goodwill and other purchased
    intangibles......................        --         853      12,956      2,357         --        --        --
                                        -------     -------    --------   --------   --------   -------   -------
  Total operating expenses...........     4,103       7,850      36,465     38,781     21,597     6,060     3,674
                                        -------     -------    --------   --------   --------   -------   -------
Loss from operations.................    (2,383)     (5,950)    (32,014)   (25,748)   (15,347)   (1,842)     (907)
Other income (expense), net..........        27         344         166      1,847        334       (44)       21
                                        -------     -------    --------   --------   --------   -------   -------
Loss before cumulative effect of
  change in accounting principle.....    (2,356)     (5,606)    (31,848)   (23,901)   (15,013)   (1,886)     (886)
Cumulative effect of change in
  accounting principle...............      (591)         --          --         --         --        --        --
                                        -------     -------    --------   --------   --------   -------   -------
Net loss attributable to common
  stockholders.......................   $(2,947)    $(5,606)   $(31,848)  $(23,901)  $(15,013)  $(2,133)  $(1,026)
                                        =======     =======    ========   ========   ========   =======   =======
Preferred stock dividends............        --          --          --         --         --      (247)     (140)
                                        -------     -------    --------   --------   --------   -------   -------
Net loss per share -- basic and
  diluted............................   $ (0.12)    $ (0.24)   $  (1.37)  $  (1.11)  $  (1.01)  $ (0.36)  $ (0.19)
                                        =======     =======    ========   ========   ========   =======   =======
Weighted-average shares
  outstanding........................    23,737      23,299      23,328     21,555     14,818     5,998     5,544
                                        =======     =======    ========   ========   ========   =======   =======


     Cost of goods sold and gross profit were adversely impacted in 2001 by additional inventory write-downs related to the transition of iGo's product strategy toward higher margin accessory products, as well as normal write-downs for excess or obsolete product inventory. The additional write-downs related to the transition of iGo's product strategy amounted to approximately $3.3 million. In addition, iGo recorded a write-down of goodwill of approximately $9.5 million during the fourth quarter of 2001, which is included in merger and acquisition costs.

                                                                       DECEMBER 31,
                                        MARCH 31,     -----------------------------------------------
                                           2002        2001      2000      1999      1998      1997
                                       ------------   -------   -------   -------   -------   -------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............    $ 4,837      $ 5,846   $20,321   $57,364   $ 2,504   $    --
Working capital......................      7,438        8,194    26,936    55,776     3,447       157
Total assets.........................     13,303       17,556    53,839    67,667     5,536     2,384
Long-term portion of capital lease
  obligations and long term debt.....         17           19       190       788        23        20
Mandatory redeemable preferred
  stock..............................         --           --        --        --     7,890     1,680
Total stockholders' equity
  (deficit)..........................     10,105       12,303    44,305    59,143    (3,425)   (1,314)

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this proxy statement/prospectus before deciding whether to invest in shares of Mobility common stock. Any of the following risks could cause the trading price of the Mobility common stock to decline.

                          RISKS RELATED TO THE MERGER

 THE BENEFITS OF THE PROPOSED COMBINATION MAY NOT BE REALIZED, WHICH WOULD LIKELY CAUSE MOBILITY'S STOCK PRICE TO DECLINE.


     If we complete the merger, we may be unable to realize the expected benefits of combining Mobility and iGo, which would cause Mobility's business, financial condition, and prospects to be materially and adversely affected. A principal difficulty the combined company will face will be attempting to integrate two companies that have previously operated independently. Integrating Mobility's operations and personnel with those of iGo will be a complex process. Mobility may not be able to integrate the operations of iGo with its operations rapidly or without encountering difficulties. It is important that this integration is accomplished as rapidly as possible, as iGo is currently experiencing substantial operating losses. These losses, together with Mobility's current operating losses, could have a material adverse effect on our cash flow and availability. The successful integration of Mobility with iGo will require, among other things, integration of iGo's and Mobility's research and development efforts, product offerings, sales and marketing operations and information and software systems, the coordination of employee retention and hiring, and training operations. The diversion of management's attention to the integration efforts, the costs of such efforts, and any difficulties encountered in combining operations could adversely affect the combined company's businesses and results of operations. Further, the process of combining Mobility and iGo could negatively affect employee morale and the ability of Mobility to retain some of iGo's key personnel after the merger. Also, Mobility could face additional risks inherent in iGo's business that Mobility was not previously subject to. For example, the additional requirements that Mobility may have in the future to fund its operations could be significantly increased due to the capital requirements of iGo's business. Mobility also may be subject to increased liability with respect to intellectual property matters or other matters relating to the prior business of iGo.



     Other factors that could cause the combined company not to realize the benefits described in "Reasons for the Merger" on page 38 include the following:


     - potentially incompatible cultural differences between the two companies;

     - geographic dispersion of operations;

     - expected synergy benefits from the merger, such as lower costs, may not be realized or may be realized more slowly than anticipated;

     - difficulties in integrating the product offerings and the sales and marketing efforts of the two companies;

     - the difficulty of leveraging iGo's and Mobility's combined technologies and capabilities across all product lines and customer bases; and

     - loss of key customers and suppliers as a result of the merger.

  IGO STOCKHOLDERS MAY NOT RECEIVE ALL OR ANY PORTION OF THE HELD BACK CONSIDERATION.


     A significant portion of the potential merger consideration will be held back and paid to the iGo stockholders one year following the effective date of the merger closing based on a formula that takes into account post-closing sales of iGo inventory and collections of iGo accounts receivable as of the effective date of the merger, as well as certain other potential liabilities. Because several of these items are based on the outcome of events to be determined following the effective date, the amount of the held back consideration to be distributed to the iGo stockholders, if any, is inherently uncertain. iGo stockholders should not expect to receive all, and they may not receive any, of the held back consideration. For additional information, please read the section entitled "The Merger
Agreement -- Hold-Back Provisions."

  IGO STOCKHOLDERS' VOTING POWER WILL BE DILUTED AND THE MARKET VALUE OF THE MOBILITY COMMON STOCK RECEIVED BY IGO STOCKHOLDERS IS SUBJECT TO FLUCTUATION.


     iGo stockholders will have their voting power diluted as a result of the merger. Additionally, the equivalent book value per share of the market value of the Mobility common stock they receive in exchange for iGo common stock in the merger is subject to fluctuation. iGo's stockholders now own 100% of iGo. After the merger, iGo's stockholders will own approximately 16% of Mobility's total shares outstanding, provided that if iGo stockholders exercise their appraisal rights, then the percentage of stock ownership that iGo will have in Mobility after the merger will be decreased proportionately by the percentage of iGo stockholders exercising their appraisal rights.


  IT IS UNLIKELY THAT THE MERGER AND THE MERGER AGREEMENT WILL NOT BE APPROVED.


     The affirmative vote of a majority of the issued and outstanding shares of iGo common stock entitled to vote is required to approve the merger agreement. Certain stockholders of iGo have executed lock-up and voting agreements requiring each of them to vote in favor of the merger. These stockholders own approximately 47.8% of iGo's issued and outstanding shares of common stock. As a result, it is unlikely that the merger and the merger agreement will not be approved.


  OFFICERS AND DIRECTORS OF IGO HAVE POTENTIAL CONFLICTS OF INTEREST IN THE MERGER.

     iGo stockholders should be aware of potential conflicts of interest and the benefits available to iGo officers and directors when considering the adoption and approval of the merger and the merger agreement by the iGo board of directors and its recommendation to iGo stockholders to approve the merger and the merger agreement. For example, certain iGo executive officers have employment agreements that provide them with interests in iGo that are different from, and in addition to, interests of iGo stockholders generally, including under certain circumstances the right to severance benefits in the event the employment of such officers is terminated. Certain executive officers of iGo have been offered continuing employment with the surviving corporation. The merger agreement also provides for continuing indemnification of officers and directors of iGo after the effective date of the merger. In addition, the current directors and certain executive officers of iGo have entered into a lock-up and voting agreement with Mobility that, among other things, requires these directors and executive officers to vote their iGo shares in support of the merger. As a result, iGo officers and directors may have interests in the transaction that are different from, or in addition to, the interests of other iGo stockholders. For additional information, please read the section entitled "The Merger -- Interests of iGo's Board of Directors and Executive Officers in the Merger."

  THIRD PARTIES MAY TERMINATE OR ALTER EXISTING CONTRACTS WITH IGO.

     iGo has contracts with some of its suppliers, distributors, customers, licensors and other business partners. Certain of these contracts will require iGo to obtain a consent from these other parties in connection with the offer or the merger. If their consent cannot be obtained, these contracts may be terminated and iGo may suffer a loss of potential future revenue and may lose rights to facilities or intellectual property that are material to iGo's business and the business, prospects, and financial condition of the combined company.

                      RISKS RELATED TO MOBILITY'S BUSINESS

  MOBILITY HAS A HISTORY OF LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.


     Mobility has experienced significant operating losses since inception and, as of March 31, 2002, has an accumulated deficit of approximately $84.0 million. If Mobility does not achieve continued revenue growth sufficient to absorb its recent and planned expenditures, Mobility could experience additional losses in future periods, including the remainder of 2002. These losses or fluctuations in its operating results could cause the market value of its common stock to decline.

     Mobility anticipates that in the future it will make significant investments in its sales and marketing activities and, that as a result, operating expenses will increase. Mobility intends to make such investments on an ongoing basis, primarily from cash generated from operations and, if available, funds from lines of credit, as it develops and introduces new products and expands into new markets such as international, direct and OEM markets. If total revenue does not increase with capital or other investments, Mobility is likely to continue to incur net losses and its financial condition could be materially adversely affected. Mobility has not yet achieved profitability, and there can be no assurance that it will achieve or sustain profitability on a quarterly or annual basis.



  MOBILITY MAY NOT ACHIEVE ANTICIPATED REVENUES IF MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS IS NOT FORTHCOMING.



     Mobility develops, produces and markets universal connectivity stations based on its Split Bridge(R) Technology, as well as expansion, handheld and power and accessory products. If Mobility does not achieve widespread market acceptance of these products and technology, it may not achieve anticipated revenues.


     From 1998 through 2001, Mobility invested substantial resources in developing its Split Bridge(R) technology and its Split Bridge(R)-based universal docking stations, which have only recently been introduced into the notebook computer market. The market for docking stations is characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. As a result, Mobility cannot be sure its Split Bridge(R) technology and universal docking stations will achieve widespread market acceptance. To date, the sales cycle on its Split Bridge(R) universal docking stations has been longer than anticipated, and sales have been lower than expected. If Mobility does not achieve widespread market acceptance of these products, it may not achieve anticipated revenues. Although peripheral component interface, or PCI, is an industry standard, the operating systems and peripheral devices used by its customers may not be compatible with its universal docking stations and, as a result, the available market for its products may be limited.


     Mobility also anticipates that a material portion of its future revenues will be derived from the sale of a combination AC/DC power adaptor for laptop computers. If Mobility fails to complete development of this product in a timely manner, or if it fails to achieve the performance criteria required of such a product by its customers, the product may not achieve widespread market acceptance. Further, a material delay in bringing the product to market may allow competitors to introduce similar products which would impair Mobility's ability to achieve anticipated market penetration. The retail version of this product will include a universal feature that allows a single version of the product to be used with almost any laptop computer. If laptop computer manufacturers choose to design and manufacture their products in such a way as to limit the use of universal devices with their computers, it could reduce the applicability of a universal device and limit market acceptance of the product at the retail level. Failure by this product to achieve widespread market acceptance could significantly negatively impact Mobility's future revenues.



     Mobility sells a variety of products that provide power and connectivity for handheld computing devices. Revenue from these products currently represents a material portion of Mobility's consolidated revenues, and Mobility expects these revenues to be a significant contributor to its future growth in revenue. In the third quarter of 2002, Mobility will be introducing a new product that will allow users of handheld computing devices to use those devices to make PowerPoint presentations, eliminating the need for a full-size desktop or laptop computer for such presentations. As this represents a new use for handheld computing devices, there can be no assurance that a substantial market for such a presentation device actually exists, or that this product will adequately address the needs of such a market if it does exist. If it does not, it could materially adversely affect Mobility's ability to achieve its anticipated revenues.



     The demand for the majority of Mobility's products and technology is primarily driven by the underlying market demand for portable and handheld computing devices. Should the growth in demand for portable or handheld computing devices by inhibited, Mobility may not achieve anticipated revenues. Mobility's ability to generate future revenues from its products and technology also depends upon, among other factors:



     - computer OEM acceptance of its technology and products;


     - the level of product technology and price competition for its universal docking products;


     - its ability to defend its patents and patents pending;



     - its success in establishing and expanding its direct and indirect distribution channels with corporate and consumer portable and handheld computer users;



     - its success in attracting and retaining strategic partners, joint ventures and licensing opportunities;



     - its success in attracting and retaining motivated and qualified personnel, particularly in both the technical and sales and marketing areas; and



     - its development and marketing of new products and technology applications.


  MOBILITY'S OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND AN UNANTICIPATED DECLINE IN REVENUES MAY CAUSE ITS STOCK PRICE TO FALL.

     It is likely that in some future quarter or quarters Mobility's operating results will be below the expectations of securities analysts and investors. If a shortfall in revenues occurs, the market price for its common stock may decline significantly. The factors that may cause Mobility's quarterly operating results to fall short of expectations include:

     - the timing of its competitors, new product or technology introductions and product enhancements;

     - market acceptance of its Split Bridge(R) products and technology;

     - market acceptance of its expansion, handheld and power and accessory products;

     - the size and timing of customer orders;

     - difficulties with new product production implementation or supply chain;

     - seasonality of sales;

     - product defects and other product quality problems which may result from the development of new products;


     - the degree and rate of growth of the markets in which Mobility competes and the accompanying demand for its products;


     - its ability to expand our internal and external sales forces and build the required infrastructure to meet anticipated growth; and

     - its suppliers' ability to perform under their contracts with Mobility.

     Many of these factors are beyond Mobility's control. For these reasons, you should not rely on period-to-period comparisons of its financial results to forecast its future performance.

  MOBILITY MAY NOT BE ABLE TO ADEQUATELY MANAGE ITS ANTICIPATED GROWTH, WHICH COULD IMPAIR ITS EFFICIENCY AND NEGATIVELY IMPACT OPERATIONS.

     Mobility's success depends on its ability to manage growth effectively. The scope of its operations and facilities, the number of its employees and the geographic area of its operations are growing rapidly, primarily as a result of acquisitions. Mobility may not be able to manage its growth effectively, which could impair its efficiency, reduce the quality of its solutions, impair further growth and harm its business, financial condition and operating results. If Mobility does not effectively manage this growth, it may not be able to operate efficiently or maintain the quality of its products. Either outcome could harm its operating results. In the past, Mobility has experienced rapid growth, and it plans to continue to expand operations. A primary element of its growth strategy is the acquisition of companies and/or products and technologies that complement or expand its current capabilities and needs. Acquisitions entail a number of risks, including costs and time and efforts of management, potential dilution to existing stockholders, integration issues and diligence issues. This expansion is expensive and places a significant strain on personnel and other resources. As part of its plan to manage such growth, Mobility is in the process of transitioning its product fulfillment operations to an outsourcing firm. As a result, Mobility will be eliminating its warehouse operations in Scottsdale, Arizona and relocating its offices to a smaller space in Scottsdale. If Mobility fails to properly manage the transition to outsourcing its fulfillment, or if the firm it has selected to provide product fulfillment to Mobility's customers fails to meet Mobility's expectations, it could damage Mobility's relationships with its customers and impair its ability to achieve expected revenues. In addition to the need to manage its expanded product fulfillment needs, Mobility will also need to further improve its other operational, financial and managerial systems and successfully hire, train, motivate and manage its employees.


  MOBILITY'S FAILURE TO RESPOND TO RAPID TECHNOLOGICAL CHANGES MAY IMPAIR ITS OPERATING RESULTS.

     The market for Mobility's products in general is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, to realize expectations regarding operating results, Mobility depends on its ability to:

     - develop, in a timely manner, new products and services that keep pace with developments in technology;

     - meet evolving customer requirements; and

     - enhance current product and service offerings and deliver those products and services through appropriate distribution channels.


     Mobility may not be successful in developing and marketing, on a timely and cost-effective basis, either enhancements to existing products or new products which respond to technological advances and satisfy increasingly sophisticated customer needs. If Mobility fails to introduce new products, its operating results may suffer. In addition, if new industry standards emerge that it does not anticipate or adapt to, its products could be rendered obsolete and its business could be materially harmed. Alternatively, any delay in the development of technology upon which our products are based could result in Mobility's inability to introduce new products as planned. For example, certain products that are currently being developed depend upon the availability of USB 2.0. The success and marketability of technology developed by others is beyond Mobility's control.


  MOBILITY DEPENDS ON LARGE PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS, AND ANY LOSS, CANCELLATION OR DELAY IN PURCHASES BY THESE CUSTOMERS COULD CAUSE A SHORTFALL IN REVENUE.


     Mobility derives a substantial portion of its product sales through a relatively small number of OEMs and third-party distributors. For the year ended December 31, 1999, OEMs and distributors represented 61% and 25%, respectively, of Mobility's sales during that period. For the year ended December 31, 2000, OEMs and distributors represented 72% and 19%, respectively, of Mobility's net product sales during that period. For the year ended December 31, 2001, OEMs and distribution represented approximately 72% and 13%, respectively, of Mobility's net product sales during that period. For the three months ended March 31, 2002, OEMs and distribution represented approximately 77% and 5%, respectively, of Mobility's net product sales during that period.

     While Mobility's financial performance depends on large orders from a few significant OEMs and third-party distributors, its contractual relationships are generally non-exclusive and cancelable upon notice to Mobility. In addition:

     - its distributor agreements generally do not require minimum purchases;

     - its customers can stop purchasing and its distributors can stop distributing its products at any time; and

     - its distributor agreements generally are not exclusive and are for one year terms, with no obligation of the distributors to renew the agreements.


     Net product sales to Targus totaled 27% for the year ended December 31, 1999, 32% for the year ended December 31, 2000, 28% for the year ended December 31, 2001, and 9% for the three months ended March 31, 2002. In 2001, Targus distributed a range of Mobility's power products, on a private label basis, primarily to major retail outlets and certain OEM fulfillment outlets worldwide. However, in December 2001 Mobility came to an agreement with Targus to terminate its relationship. It is Mobility's intention going forward to market its power products under its own brand through the distribution channels being developed and through the iGo channels. IBM, who buys brand labeled monitor stands, power products and a portable device bay, accounted for 30% and 24% of Mobility's net product sales for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively.


     Because Mobility's expenses are based on its revenue forecasts, a substantial reduction or delay in sales of its products to, or unexpected returns from OEMs and distributors, or the loss of any significant customer could harm Mobility's business. Although Mobility's largest customers may vary from period-to-period and is expected to diversify its customers in the future, Mobility's operating results for any given period may continue to depend to a significant extent on large orders from a small number of customers.

     There can be no assurance that Mobility's distributors will continue their current relationships with Mobility or that they will not give higher priority to the sale of other products, which could include products of Mobility's competitors. In addition, effective distributors must devote significant technical, marketing and sales resources to an often lengthy sales cycle. There can be no assurance that Mobility's current and future distributors will devote sufficient resources to market its products effectively or that economic or industry conditions will not adversely affect such distributors. A reduction in sales efforts or a discontinuance of distribution of Mobility's products by its distributors could lead to reduced sales. In addition, because Mobility sells a significant portion of its products through distributors, it is difficult for Mobility to monitor end user demand for its products on a current basis. For example, third-party distributors may place large initial orders which may not be indicative of long-term end user demand.

     Mobility's operating results could also be adversely affected by changes in distributors' inventory strategies, which could occur rapidly and, in many cases, may not be related to end user demand. New products may require different marketing, sales and distribution strategies than those for its current products. There can be no assurance that Mobility's distributors will choose or be able to effectively market these new products or to continue to market its products.

  MOBILITY'S RELIANCE ON SINGLE OR LIMITED SOURCES FOR KEY COMPONENTS MAY INHIBIT ITS ABILITY TO MEET CUSTOMER DEMAND.


     The principal components of Mobility's products are purchased from outside vendors. Several of these vendors are the sole source of supply of the components that they supply. In addition to component suppliers, certain of Mobility's products are produced under contract manufacturing arrangements with several manufacturers in Taiwan and Malaysia. Mobility does not have long term supply agreements with these suppliers. Mobility obtains both components and products under purchase orders. Any termination of or significant disruption in Mobility's relationship with its suppliers may prevent Mobility from filling customer orders in a timely manner as Mobility generally does not maintain large inventories of components or products. In the event that a termination or disruption were to occur, Mobility would have to find and qualify an alternative source. The time it would take to complete this process would vary based upon the size of the supplier base and the complexity of the component or product. Delays could range from as little as days to six months in an extreme scenario. Philips is currently Mobility's sole supplier of Split Bridge(R) technology ASIC chips. Philips is licensed to use Mobility's technology when manufacturing these chips exclusively for them. Mobility purchases from Philips on a purchase order basis. Molex is Mobility's sole supplier of certain system connectors for use with its universal docking products. Mobility has exclusive use of these connectors in computer docking applications. Mobility purchases from Molex on a purchase order basis. SMK Corporation is the sole supplier of the serial interface connector used in certain of Portsmith's serial cradles for handheld products. Portsmith purchases from SMK Corporation on a purchase order basis. Solectron is the sole manufacturer of Mobility's Split Bridge(R) universal docking stations. In the event that its relationship with Solectron was unexpectedly terminated or disrupted, Mobility would have to identify and qualify an alternative supplier. This would impair its ability to fulfill customer orders. Replacement of Solectron could take several months to complete.


     Mobility depends upon its suppliers to deliver components that are free from defects, competitive in functionality and cost and in compliance with its specifications and delivery schedules. Disruption in supply, a significant increase in the cost of one or more components, failure of a supplier to remain competitive in functionality or price, the failure of a supplier to comply with any of Mobility's procurement needs or the financial failure or bankruptcy of a supplier could delay or interrupt its ability to manufacture or deliver its products to customers on a timely basis.

  MOBILITY'S RELIANCE ON THIRD-PARTY MANUFACTURING VENDORS TO MANUFACTURE ITS PRODUCTS MAY CAUSE A DELAY IN ITS ABILITY TO FILL ORDERS.

     Mobility relies on third-party manufacturers for assembly and subassembly of its products. Any termination of or significant disruption in Mobility's relationship with the third-party manufacturers of its products may prevent Mobility from filling customer orders in a timely manner, as it generally does not maintain large inventories of its products. Additionally, Mobility's use of third-party manufacturers reduces control over product quality and manufacturing yields and costs. Mobility depends upon its third-party manufacturers to deliver its products that are free from defects, competitive in functionality and cost and in compliance with its specifications and delivery schedules. Moreover, although arrangements with such manufacturers may contain provisions for warranty obligations on the part of third-party manufacturers, Mobility remains primarily responsible to its customers for warranty obligations. Disruption in supply, a significant increase in the cost of the assembly of its products, failure of a third-party manufacturer to remain competitive in functionality or price, the failure of a third-party manufacturer to comply with any of its procurement needs or the financial failure or bankruptcy of a third-party manufacturer could delay or interrupt Mobility's ability to manufacture or deliver its products to customers on a timely basis.

  MOBILITY'S SUCCESS DEPENDS IN PART UPON SALES TO OEMS, WHOSE UNPREDICTABLE DEMANDS AND REQUIREMENTS MAY SUBJECT IT TO POTENTIAL ADVERSE REVENUE FLUCTUATIONS.

     Mobility expects that it will continue to be dependent upon a limited number of OEMs for a significant portion of its net sales in future periods, although no OEM is presently obligated either to purchase a specified amount of products or to provide Mobility with binding forecasts of product purchases for any period. Mobility's products are typically one of many related products used by portable computer users. Demand for its products is therefore subject to many risks beyond Mobility's control, including, among others:

     - competition faced by its OEM customers in their particular end markets;


     - market acceptance of Mobility's technology and products by its OEM customers;



     - technical challenges which may or may not be related to the components supplied by Mobility;


     - the technical, sales and marketing and management capabilities of its OEM customers; and

     - the financial and other resources of its OEM customers.

     Certain divisions within Mobility's OEM customers have developed products intended to compete with its products. There can be no assurance that Mobility will not lose sales in the future as a result of such competing products. The reduction, delay or cancellation of orders from its significant OEM customers, or the discontinuance of its products by Mobility's end users may subject it to potential adverse revenue fluctuations.

  MOBILITY HAS IN THE PAST EXPERIENCED RETURNS OF ITS PRODUCTS, AND AS ITS BUSINESS GROWS MAY EXPERIENCE INCREASED RETURNS, WHICH COULD HARM MOBILITY'S REPUTATION AND NEGATIVELY IMPACT ITS OPERATING RESULTS.

     In the past, some of Mobility's customers have returned its products to Mobility because they felt that the product did not meet their expectations, specifications and requirements. Historically, these returns have been approximately 6% of sales. It is likely that Mobility will experience some level of returns in the future and, as its business grows, the amount of returns may increase despite its efforts to minimize them. Also, returns may adversely affect Mobility's relationship with affected customers and may harm its reputation. This could cause Mobility to lose potential customers and business in the future. Mobility maintains a financial reserve for future returns that it believes is adequate given its historical level of returns. If returns increase, however, its reserve may not be sufficient and operating results could be negatively affected.

  INTENSE COMPETITION IN THE MARKET FOR NOTEBOOK COMPUTER PRODUCTS COULD PREVENT MOBILITY FROM INCREASING REVENUE AND SUSTAINING PROFITABILITY.

     The market for Mobility's computer products in general is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. Mobility expects to experience significant and increasing levels of competition in the future. The principal competitive factors affecting the markets for its product offerings include:

     - corporate and product reputation;

     - innovation with frequent product enhancement;

     - breadth of integrated product line;

     - product design, functionality and features;

     - product quality and performance;

     - ease-of-use;

     - support; and

     - price.

     Although Mobility believes that its products compete favorably with respect to such factors, there can be no assurance that Mobility can maintain its competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources.

     Mobility currently competes with the internal design efforts of both OEMs and non-OEMs. These OEMs, as well as a number of its non-OEM competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than Mobility does. Mobility, however, believes that it has a proprietary position with respect to its Split Bridge(R) technology and universal connectivity stations as well as a number of its other products, which may pose a barrier to entry that could keep Mobility's competitors from developing similar products or selling competing products in its markets. There can be, however, no assurance that such competitors will not be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, sale and promotion of their products than Mobility does or develop products that are superior to its products or that achieve greater market acceptance.

     Mobility's future success will depend, in part, upon its ability to increase sales in its targeted markets. There can be no assurance that Mobility will be able to compete successfully with its competitors or that the competitive pressures Mobility faces will not have a material adverse effect. Mobility's future success will depend in large part upon its ability to increase its share of its target market and to sell additional products and product enhancements to existing customers. Future competition may result in price reductions, reduced margins or decreased sales.

  IF MOBILITY IS UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY OR IF IT LOSES KEY PERSONNEL, IT MAY NOT BE ABLE TO SUCCESSFULLY MANAGE ITS BUSINESS OR ACHIEVE ITS OBJECTIVES.

     Mobility believes its future success will depend in large part upon its ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and operations personnel. Competition for such personnel in the computer industry is intense, and Mobility competes for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources. There can be no assurance Mobility will be successful in identifying, attracting and retaining such personnel.


     Mobility's success also depends to a significant degree upon the continued contributions of its key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, Mobility believes that its future success depends on Charles R. Mollo, Chief Executive Officer, Donald W. Johnson, Executive Vice President and Chief Operating Officer, Jeffrey S. Doss, Executive Vice President, Joan W. Brubacher, Executive Vice President and Chief Financial Officer and Holmes Lundt, Executive Vice President of Handheld Business. Mobility does not maintain key person life insurance on any of its executive officers. Except for Messrs. Mollo, Doss, Johnson, Lundt and Ms. Brubacher, Mobility does not have employment contracts covering any of its senior management. The loss of the services of any of its key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring required personnel could make it difficult for Mobility to manage its business and meet key objectives, such as timely product introductions.


  IF MOBILITY'S PRODUCTS CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, IT COULD INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOST SALES AND BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     A number of Mobility's products are based on new technology and are complex. As such, they may contain undetected errors or performance problems, particularly during new or enhanced product launches. Despite product testing prior to introduction, Mobility's products have in the past, on occasion, contained errors that were discovered after commercial introduction. Errors or performance problems may also be discovered in the future. Any future defects discovered after shipment of its products could result in loss of sales, delays in market acceptance or product returns and warranty costs. Mobility attempts to make adequate allowance in its new product release schedule for testing of product performance. Because of the complexity of its products, however, Mobility's release of new products may be postponed should test results indicate the need for redesign and retesting, or should it elect to add product enhancements in response to customer feedback. In addition, third-party products, upon which Mobility's products are dependent, may contain defects which could reduce or undermine the performance of its products.

     In addition, although Mobility's sales agreements with its customers typically contain provisions designed to limit exposure to potential product liability claims, there can be no assurance that such limitations of liability would be enforceable or would otherwise protect Mobility from liability for damages to a customer resulting from a defect in one of its products. Although Mobility maintains liability insurance covering certain damages arising from implementation and use of its products, there can be no assurance that such insurance would cover or be sufficient to cover any such claims sought against Mobility.

  IF MOBILITY FAILS TO PROTECT ITS INTELLECTUAL PROPERTY, ITS BUSINESS AND ABILITY TO COMPETE COULD SUFFER.

     Mobility's success and ability to compete are dependent upon its internally developed technology and know-how. Mobility relies primarily on a combination of patent protection, copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect its proprietary rights. While Mobility has certain patents and patents pending, there can be no assurance that patents pending or future patent applications will be issued or that if issued, such patents will not be challenged, invalidated or circumvented or that rights granted thereunder will provide meaningful protection or other commercial advantage to Mobility. Moreover, there can be no assurance that any patent rights will be upheld in the future or that Mobility will be able to preserve any of its other intellectual property rights. Mobility typically enters into confidentiality, noncompete or invention assignment agreements with its key employees, distributors, customers and potential customers, and limits access to, and distribution of, its product design documentation and other proprietary information. Additionally, Mobility believes that, due to the rapid pace of innovation within the computer industry, the following factors represent important protections for its technology:

     - technological and creative skill of personnel;

     - knowledge and experience of management;

     - name recognition;

     - maintenance and support of products;

     - the ability to develop, enhance, market and acquire products and services; and

     - the establishment of strategic relationships in the industry.

     There can be no assurance that Mobility's confidentiality agreements, confidentiality procedures, noncompetition agreements or other factors will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from obtaining or using information that it regards as proprietary. Litigation has been, and will in the future be, necessary to defend Mobility's intellectual property rights, which could result in substantial cost to, and divisions of efforts by, Mobility.

 MOBILITY MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT ITS ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.

     The laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do the laws of the United States. In addition, under current law, certain patent applications filed with the United States Patent and Trademark Office before November 29, 2000 may be maintained in secrecy until a patent is issued. Patent applications filed with the United States Patent and Trademark Office on or after November 29, 2000, as well as patent applications filed in foreign countries, may be published some time after filing but prior to issuance. The right to a patent in the United States is attributable to the first to invent, not the first to file a patent application. Mobility cannot be sure that its products or technologies do not infringe patents that may be granted in the future pursuant to pending patent applications or that its products do not infringe any patents or proprietary rights of third parties. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, Mobility could be prevented from selling its products or could be required to obtain licenses from the owners of such patents or be required to redesign its products to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be on terms acceptable to them or that Mobility would be successful in any attempts to redesign its products or processes to avoid infringement. Mobility's failure to obtain these licenses or to redesign its products would have a material adverse effect on its business.

     There can be no assurance that Mobility's competitors will not independently develop technology similar to existing proprietary rights of others. Mobility expects that its products will increasingly be subject to infringement claims as the number of products and competitors in its industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that third parties will not assert infringement claims against Mobility in the future or, if infringement claims are asserted, that such claims will be resolved in Mobility's favor. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Mobility to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to Mobility, if at all. In addition, litigation may be necessary in the future to protect Mobility's trade secrets or other intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources.

  MOBILITY'S ABILITY TO INCREASE INTERNATIONAL SALES AND MANAGE ITS INTERNATIONAL OPERATIONS IS SUBJECT TO A NUMBER OF RISKS BEYOND ITS CONTROL.

     Mobility's success will depend, in part, on additional expansion of its sales in foreign markets. Mobility currently sells products in Europe through its United Kingdom subsidiary. Mobility intends to expand into other foreign markets. Mobility's failure to expand international sales in a timely and cost-effective manner could have a material adverse effect. In addition, there can be no assurance Mobility will be able to maintain or increase international market demand for its products. Mobility's international business involves a number of risks, including:

     - the impact of possible recessionary environments in foreign economies;

     - political and economic instability;

     - exchange rate fluctuations;

     - longer receivable collection periods and greater difficulty in accounts receivable collection from distributors and customers;

     - difficulty in managing distributors or sales representatives;

     - increased sales and marketing expense;

     - difficulty in staffing foreign operations;

     - unexpected changes in regulatory requirements;

     - reduced or limited protection for intellectual property rights;

     - export restrictions and availability of export licenses;

     - tariffs and other trade barriers;

     - seasonal reduction in business activities;

     - complex foreign laws and treaties including employment laws; and

     - potentially adverse tax consequences.

     Mobility's international sales are priced in both U.S. dollars and in foreign currency, each of which presents certain risks and uncertainties. Currency exchange fluctuations could have a material adverse effect on Mobility's sales denominated in U.S. currency as a decrease in the value of foreign currencies relative to the U.S. dollar could make its pricing more expensive than, or non-competitive with, products priced in local currencies. Additionally, due to the number of foreign currencies involved in Mobility's international sales and the volatility of foreign currency exchange rates, Mobility cannot predict the effect of exchange rate fluctuations with respect to such sales on future operating results. Mobility has not engaged in hedging transactions with respect to its net foreign currency exposure. To the extent Mobility implements hedging activities in the future with respect to foreign currency transactions, there can be no assurance that it will be successful in such hedging activities.

     Moreover, certain of Mobility's customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, Mobility may be limited in its ability to enforce its rights under such agreements and to collect amounts owed to Mobility should any customer refuse to pay such amounts. In addition, Mobility is subject to the Foreign Corrupt Practices Act which may place it at a competitive disadvantage with respect to foreign companies that are not subject to that act.

     In January 1999, the new "Euro" currency was introduced in European countries that are part of the European Monetary Union, or EMU. During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. Because a significant amount of uncertainty exists as to the effect the Euro will have on the marketplace and because all of the final rules and regulations have not yet been defined and finalized by the European Commission regarding the Euro currency, Mobility cannot determine the effect this will have on its business.

  MOBILITY'S EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER ITS BUSINESS WHICH COULD DELAY OR PREVENT A MERGER OR OTHER CHANGE IN CONTROL.

     Mobility's principal stockholders, executive officers, directors and affiliated individuals and entities together beneficially own approximately 18% of the outstanding shares of common stock. As a result, these stockholders, acting together, may be able to influence significantly and possibly control most matters requiring approval by its stockholders, including approvals of:

     - amendments to its certificate of incorporation;

     - mergers;

     - sale of all or substantially all of its assets;

     - going private transactions; and

     - other fundamental transactions.

     In addition, Mobility's certificate of incorporation does not provide for cumulative voting with respect to the election of directors. Consequently, Mobility's present directors, executive officers, principal stockholders and its respective affiliates may be able to control the election of the members of the board of directors. Such a concentration of ownership could have an adverse effect on the price of the common stock, and may have the effect of delaying or preventing a change in control, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

     Some provisions of Mobility's charter documents may have anti-takeover effects that could discourage a change in control and reduce the market price of its common stock.

     Some provisions of Mobility's certificate of incorporation and bylaws could make it more difficult for a third party to acquire Mobility even if a change of control would be beneficial to its stockholders. These provisions include:

     - authorizing the issuance of preferred stock without common stockholder approval;

     - prohibiting cumulative voting in the election of directors; and

     - limiting the persons who may call special meetings of stockholders.

  MOBILITY'S STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY LOSE PART OR ALL OF THE VALUE OF YOUR SHARES.

     Equity markets, particularly the market for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of Mobility's common stock to decline. In addition, the market price of Mobility's common stock is likely to be highly volatile. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This litigation could result in substantial costs and a diversion of management's attention and resources.

     Significant fluctuations in the market price of Mobility's common stock could be caused by a number of factors, including:

     - actual or anticipated fluctuations in its operating results;

     - changes in expectations as to its future financial performance;

     - changes in financial estimates of securities analysts;

     - changes in market valuations of other technology companies;

     - announcements by Mobility or its competitors of significant technical innovations, design wins, contracts, standards or acquisitions; and

     - the operating and stock price performance of other comparable companies.

     Due to these factors, the value of your investment in Mobility common stock could be reduced. These market fluctuations may cause its stock price to decline regardless of Mobility's performance.

                         RISK RELATED TO IGO'S BUSINESS


  IGO HAS A HISTORY OF LOSSES AND EXPECTS LOSSES FOR AT LEAST THE NEXT SEVERAL QUARTERS.



     Since its inception in 1993, iGo has incurred significant net losses, resulting primarily from costs related to developing its proprietary databases, establishing its brand, building its customer contact center, developing relationships with suppliers and attracting users to its website. At March 31, 2002, iGo had an accumulated deficit of approximately $77.8 million. If its revenue is less than anticipated or its operating expenses exceed expectations, iGo's losses will be significantly greater, which will in turn delay or prevent its achievement of profitability.


  IGO MAY NOT HAVE SUFFICIENT CAPITAL TO REACH PROFITABILITY.


     While possible, it is unlikely that iGo will reach cash-flow positive without raising additional funds. If additional funding is necessary, iGo may seek such additional funding through debt or equity financings. iGo currently has no commitments for any additional financing, and there can be no assurance that adequate funds for its operations will be available. iGo's auditors have given it a "going concern" opinion, which may further limit its ability to obtain additional financing. A lack of sufficient capital may require iGo to delay, scale back or even eliminate some or all of its operations. In the event that iGo fails to generate sufficient cash from operations and is unable to secure additional financing from other sources, it is uncertain if or for how long iGo will be able to continue operations after December 31, 2002.


  IF IGO'S SHARES ARE DELISTED, ITS STOCK PRICE MAY DECLINE FURTHER AND IT MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL.


     In February 2002, iGo received notice from Nasdaq that it is not in compliance with Marketplace Rule 4450(a)(5), which requires iGo's common stock to have a minimum $1.00 bid price per share and in June 2002, iGo received notice from Nasdaq that it is not in compliance with Marketplace Rule 4450(a)(2), which requires that the minimum market value of its publicly held shares (shares held by non-affiliates of iGo) be at least $5,000,000. iGo failed to regain compliance with either of these standards during the grace periods established under the Marketplace Rules and received notice from Nasdaq on May 24, 2002 that its shares were subject to delisting. iGo appealed this decision and at an oral hearing before the Nasdaq Hearing Panel on July 11, 2002, requested a stay of delisting of its common stock for a 90 day period in order for the merger with Mobility to be completed. On July 31, 2002, the Nasdaq Hearing Panel informed iGo that its appeal was successful and its common stock could remain listed on the Nasdaq National Market pending the consummation of the proposed merger with Mobility. The Hearing Panel has given iGo until October 11, 2002, to complete the merger, and immediately thereafter, voluntarily delist its securities from The Nasdaq National Market. In the event the merger is not consummated, iGo may choose to transfer its securities to the Nasdaq SmallCap Market. There can be no assurance that iGo could maintain compliance with the continued listing requirements of the Nasdaq SmallCap Market for any substantial period of time. If iGo does not transfer its securities to the Nasdaq SmallCap Market, its securities will be delisted from the Nasdaq Stock Market. While iGo stock would continue to trade on the over-the-counter bulletin board following any delisting from either Nasdaq Market, iGo expects that its stock price and trading volume would decline, possibly significantly, and its ability to raise additional capital would be substantially diminished by any such delisting.


  ALTHOUGH IGO IS AWARE OF NO DETERMINATIONS, CONCERNS REGARDING THE SEC INVESTIGATION COULD HARM ITS BUSINESS.

     The Securities and Exchange Commission has issued a formal order of private investigation concerning the events underlying iGo's revisions of its fiscal 2000 operating results based on adjustments to fourth quarter 2000 revenue, which results were announced and revised in certain press releases issued in January and March of 2001. In connection with its investigation, the Commission will also be reviewing the restatement of iGo's financial statements set forth in its 2001 Annual Report on Form 10-K and any amendment thereto, and certain related accounting, sales and organizational matters. Although the Staff of the Commission has made no determinations that iGo is aware of with respect to this investigation, the investigation itself could raise concerns about iGo in the eyes of customers and investors and, as a result, could harm iGo's business and its stock price.

  IGO'S STOCK PRICE MAY BE ADVERSELY AFFECTED BY SIGNIFICANT FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS.

     Although independent market research firms forecast that shipments of portable personal computers, the number of wireless subscribers and the market for accessories for mobile electronic devices will grow substantially over the next few years, iGo cannot be certain that this growth will actually occur or that its sales will grow at the same rate or at all. iGo cannot forecast with any degree of certainty the extent of its sales of these products. iGo expects its operating results could fluctuate significantly from quarter to quarter as a result of various factors including:

     - its ability to attract prospects and convert them into customers;

     - the level of merchandise returns it experiences;

     - changes and seasonal fluctuations in the buying patterns of its customers;

     - its inability to obtain adequate supplies of high-demand products;

     - unanticipated cost increases or delays in shipping of its products, transaction processing, or production and distribution of its direct marketing materials;

     - unanticipated delays with respect to product introductions; and

     - the costs, timing and impact of its marketing and promotional initiatives.

     Because of these and other factors, iGo believes that quarter to quarter comparisons of its results of operations are not good indicators of its future performance. If iGo's operating results fall below the expectations of investors in some future periods, its stock price will likely decline further. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations" for more information on iGo's quarterly operating results.

  STRENGTHENING THE IGO, ROAD WARRIOR AND XTEND BRANDS IS CRITICAL TO IGO'S SUCCESS.

     iGo believes that strengthening the iGo brand as well as the brands of its proprietary product lines, Road Warrior and Xtend, will be critical to the success of its business. iGo cannot be certain that its brands will attract new customers or retain existing customers, and the failure to maintain a strong and effective brand may harm its business, financial condition and results of operations.

  IGO DEPENDS ON KEY PERSONNEL TO MANAGE ITS BUSINESS, AND IGO MAY NOT BE ABLE TO HIRE ENOUGH ADDITIONAL MANAGEMENT AND OTHER PERSONNEL AS ITS BUSINESS GROWS.

     iGo's performance is substantially dependent on the continued services and on the performance of its executive officers. The loss of the services of any of iGo's executive officers could harm its business. Any of iGo's officers or employees can terminate his or her employment relationship at any time. Some key members of its management team have recently been hired. These individuals have had little experience working in iGo's organization. iGo cannot be certain that it will be able to integrate new executives or other employees into its organization effectively. In addition, there are significant administrative burdens placed on iGo's management team as a result of its status as a public company. The loss of any of iGo's officers could harm its results of operations and financial condition. In addition, iGo may be unable to retain its other key employees or attract, assimilate and retain other highly qualified employees in the future, which could harm its business, financial condition and results of operations.

  COMPETITION MAY DECREASE IGO'S MARKET SHARE, NET REVENUES AND GROSS MARGINS AND MAY CAUSE ITS STOCK PRICE TO DECLINE.

     The mobile computing and communications markets in which iGo operates is rapidly evolving and highly competitive. iGo's competitors operate in a number of different distribution channels, including electronic commerce, traditional retailing, catalog retailing and direct selling. iGo currently or potentially competes with a variety of companies in the sale of products in specific categories, including:

     - mobile products suppliers such as Targus;

     - retailers and etailers such as CompUSA and Amazon.com;

     - direct marketers such as Buy.com, CDW, Insight and Microwarehouse; and

     - traditional mobile device manufacturers or OEMs such as Fujitsu, Toshiba, IBM, NEC, Acer, Gateway, Dell, Nokia, Motorola and Erickson.

     iGo's competitors may have the ability to devote substantially more resources to the development, marketing, and/or sale of mobile device accessories than iGo does. In addition, larger and more well-financed entities may acquire, invest in or form joint ventures with iGo's competitors. Some of its competitors may be able to secure products from suppliers on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than iGo can. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that search for products from a variety of websites, may direct customers to other online merchants. There can be no assurance that iGo will be able to compete successfully against current and future competitors.

  THE LOSS OF IGO'S PROPRIETARY DATABASES WOULD SERIOUSLY HARM ITS BUSINESS.

     iGo's proprietary databases are a key competitive advantage. If iGo fails to keep these databases current or if the proprietary customer, product, supplier and compatibility information contained in these databases is damaged or destroyed, iGo's business would be seriously harmed and stock price would decline.

  THE FAILURE TO SUCCESSFULLY GROW, MANAGE AND USE IGO'S DATABASE OF CUSTOMERS AND USERS WOULD HARM ITS BUSINESS.

     iGo intends to continually expand its database of customers, potential customers and website registrants to more effectively create targeted direct marketing offers. iGo seeks to expand its customer database by using information it collects through its website, search engine optimization, channel relationships, customer contact center and purchased or rented lists. iGo must also continually develop and refine its techniques for segmenting this information to maximize its usefulness. If iGo is unable to expand its customer database or if it fails to utilize this information successfully, then its business model may not be successful. In addition, if federal or state governments enact privacy legislation resulting in the increased regulation of mailing lists, iGo could experience increased costs in complying with potentially burdensome regulations concerning the solicitation of consents to keep or add customer names to its mailing lists.

  FAILURE OF IGO'S STRATEGIC RELATIONSHIPS TO ATTRACT CUSTOMERS COULD HARM ITS BUSINESS.

     iGo intends to continue to establish, leverage and grow key strategic relationships with manufacturers, airlines, suppliers and electronic commerce partners to enable it to collect crucial product-specific information, ensure access to adequate product supply and acquire new customers. iGo cannot be certain that any of these strategic relationships or partnerships will be or continue to be successful in attracting new customers. iGo's strategic relationships are often not subject to formal agreements and/or can be terminated on little or no advance notice. The terms of its agreements with Acer, NEC and IBM require iGo to purchase minimum amounts of product each year. If iGo fails to meet these purchase levels, those parties have the discretion to terminate iGo's agreements with them. iGo has not met such purchase levels to date, but has received no indication from any of those parties that they intend to terminate the relationship. Also, in each case either party may terminate the agreement with or without cause on two to three months' written notice. Accordingly, iGo can provide no assurance that these relationships will continue on their current terms or at all. If these programs fail to attract additional customers or iGo is unable to maintain these relationships, its business, financial condition and results of operations would be harmed.

  IGO MUST EFFECTIVELY MANAGE ITS INVENTORY AND IMPROVE ITS GROSS MARGINS.

     In order to fulfill its orders, iGo depends upon its factories and vendors to produce sufficient quantities of products according to schedule. iGo may maintain high inventory levels in some categories of merchandise in an effort to ensure that these products are available to its customers. This may expose iGo to risks of excess inventory and outdated merchandise, which could harm its business. In 2001, iGo changed its product strategy to focus on offering a targeted core product line with a higher gross margin. As a result of this change of strategy, iGo recorded significant write-offs of inventory in 2001. If iGo underestimates customer demand, it may disappoint customers who may purchase from its competitors. iGo also seeks to negotiate with its vendors to get the best quality available at the best prices in order to maintain and increase its gross margins. iGo's failure to be able to effectively manage its factories and vendors effectively would harm its operating results.

  FAILURE OF THIRD PARTY SUPPLIERS TO SHIP PRODUCTS DIRECTLY TO IGO'S CUSTOMERS COULD HARM ITS BUSINESS.


     For the year ended December 31, 2001 and the quarter ended March 31, 2002, approximately 22% and 38%, respectively, of iGo's total net revenues were from products shipped to its customers directly from its suppliers. The failure of these suppliers to continue to ship products directly to iGo customers or to ship products to its customers in a timely manner could result in lost revenues, customer dissatisfaction and damage to iGo's reputation. In addition, if iGo could not depend on these suppliers to ship products to its customers directly, it would have to carry the products in its inventory, which would expose iGo to risks of excess inventory, outdated merchandise and increased warehouse costs, all of which could harm its business.


  FAILURE OF THIRD-PARTY CARRIERS TO DELIVER IGO'S PRODUCTS TIMELY AND CONSISTENTLY COULD HARM ITS BUSINESS.

     iGo's supply and distribution system is primarily dependent upon its relationships with United Parcel Service and Federal Express. iGo ships substantially all of its orders with these carriers. Because iGo does not have written agreements with these carriers that guarantee continued service, iGo cannot be sure that its relationships with these carriers will continue on terms favorable to iGo, or at all. If iGo's relationship with one or more of these carriers is terminated or impaired, or if one or more of these carriers is unable to ship products for iGo, whether through labor shortage, slow down or stoppage, deteriorating financial or business conditions or for any other reason, iGo would be required to rely on other carriers. These carriers may not be able to accommodate the increased shipping volume, in which case iGo would be required to use alternative carriers, with whom iGo may have no prior business relationship, for the shipment of products to its customers. iGo may be unable to engage an alternative carrier on a timely basis or upon terms favorable to iGo. Changing carriers would likely harm its business, financial condition and results of operations. Potential adverse consequences include:

     - reduced package tracking information;

     - delays in order processing and product delivery;

     - increased delivery costs, resulting in reduced gross margins; and

     - reduced shipment quality, which may result in damaged products and customer dissatisfaction.

  IGO MAY NOT BE ABLE TO PROTECT AND ENFORCE ITS TRADEMARKS, INTERNET ADDRESSES AND INTELLECTUAL PROPERTY RIGHTS.

     iGo regards its brand and substantial elements of its website and relational databases as proprietary, and seek their protection through trademark, service mark, copyright and trade secret laws. iGo enters into non-disclosure agreements with its employees and consultants, and generally with strategic partners. Despite these precautions, it may be possible for third parties to copy or otherwise obtain and use iGo's intellectual property without its authorization.

     iGo's brand and Internet address, www.iGo.com, are important components of its business strategy. iGo has obtained federal trademark registrations for its iGo, iGo (stylized), Road Warrior, Xtend, 1-800-Batteries, iGo.com and PowerXtender trademarks. Mobile Technology Outfitter and Pocket Dock are trademarks of iGo or its subsidiaries.

     iGo also relies to a material extent on technology developed and licensed from third parties. These licenses may not continue to be available to iGo on commercially reasonable terms in the future. The loss of existing technology licenses could harm the performance of its existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services, which would harm iGo's business. iGo has been notified from time to time that certain products that it offers may infringe on the proprietary rights of others. There can be no assurances that third parties will not claim infringement in the future. iGo expects that the continued growth of the Internet will result in an increasing number of infringement claims as legal standards related to its market continue to evolve. Any such claim, with or without merit, could be time consuming, result in costly litigation, and may have a material adverse effect on its business and results of operations.

     iGo has also registered its iGo, Xtend and Road Warrior trademarks in certain foreign countries in which it currently conducts, or intends to conduct significant business. It is often difficult to obtain clear, registered title to trademarks in foreign countries. iGo has encountered certain conflicts in connection with these foreign trademark applications, and there is no guarantee that it will be able to secure registrations in any particular foreign country. In addition, iGo may be prohibited from using one or more of its marks in certain foreign countries, which may have a material adverse effect on its business and results of operations.

     iGo currently holds various Internet domain names, including iGo.com, RoadWarrior.com and XtendMicro.com. The acquisition and maintenance of domain names generally is regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, iGo may be unable to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights continues to evolve. Therefore, iGo may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights.


  THE FAILURE TO SUCCESSFULLY DEFEND A LAWSUIT ALLEGING PATENT INFRINGEMENT ON IGO'S PART COULD HARM ITS BUSINESS.



     On June 21, 2002, in the United States District Court, Central District of California, Comarco Wireless Technologies, Inc. filed a lawsuit against iGo and its wholly owned subsidiary Xtend Micro Products, Inc. The suit alleges that iGo and Xtend are offering products for sale that infringe upon two United States patents issued to Comarco. The suit seeks injunctive relief, monetary damages, and costs and attorney's fees. iGo is investigating the facts surrounding these claims and consulting with legal counsel for Mobility regarding this matter, as Mobility is currently involved in litigation with Comarco over similar patent issues. While iGo intends to vigorously defend itself in this matter, it cannot be certain that its defense will be successful, and its business could be harmed if we are unsuccessful. See "Information Regarding iGo -- Legal Proceedings of iGo" on page 112.


  IGO MAY BE VULNERABLE TO NEW TAX OBLIGATIONS THAT COULD BE IMPOSED ON ELECTRONIC COMMERCE TRANSACTIONS.

     iGo does not expect to collect sales or other similar taxes or goods shipped into most states. However, one or more states or the federal government may seek to impose sales tax collection obligations on out-of-state companies, such as iGo, which engages in or facilitates electronic commerce. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and cause purchasing through iGo's website to be less attractive to customers. In October 1998, the

United States Congress passed legislation limiting for three years the ability of the states to impose taxes on Internet-based transactions, which moratorium has been extended until November 2003. Failure to renew this legislation could result in the imposition by various states of taxes on electronic commerce. Further, states have attempted to impose sales tax collection obligations on direct marketing sales from businesses such as iGo. A successful assertion by one or more states that iGo should have collected or be collecting sales taxes on the sale of products could harm its business.

  IF IGO EXPANDS ITS BUSINESS INTERNATIONALLY, IGO'S BUSINESS WOULD BECOME INCREASINGLY SUSCEPTIBLE TO NUMEROUS INTERNATIONAL RISKS AND CHALLENGES THAT COULD AFFECT ITS RESULTS OF OPERATIONS.

     Although iGo has not had meaningful international revenues to date, it intends to increase its international sales efforts. International sales are subject to inherent risks and challenges that could affect iGo's results of operations, including:

     - the need to develop new supplier relationships;

     - unexpected changes in international regulatory requirements and tariffs;

     - difficulties in staffing and managing foreign operations;

     - potential adverse tax consequences;

     - price controls or other restrictions on, or fluctuations in, foreign currency; and

     - difficulties in obtaining export and import licenses.

     To the extent iGo generates international sales in the future, any negative effects on its international business could harm iGo's business, financial condition and results of operations as a whole. In particular, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in iGo's results of operations, and fluctuating exchange rates could cause reduced revenues from dollar-denominated international sales.

  ANY ACQUISITIONS IGO MAKES COULD DISRUPT ITS BUSINESS AND HARM ITS FINANCIAL CONDITION.

     In addition to iGo's acquisitions of Road Warrior, Cellular Accessory Warehouse and Xtend Micro Products, iGo may again invest in or buy complementary businesses, products or technologies in the future. In the event of any investments or purchases, iGo could:

     - issue stock that would dilute the percentage ownership of its current stockholders;

     - incur debt;

     - assume liabilities;

     - incur amortization expenses related to goodwill and other intangible assets; or

     - incur large and immediate write-offs.

     These acquisitions could also involve numerous operational risks, including:

     - problems combining the purchased operations, products or technologies;

     - unanticipated costs;

     - diversion of management's attention away from iGo's core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which iGo has no or limited prior experience; and

     - potential loss of key employees, particularly those of the purchased organizations.

     iGo cannot assure you that it will be able to successfully integrate any businesses, products or technologies that it has acquired or might acquire in the future.

  THE LOSS OF TECHNOLOGIES LICENSED FROM THIRD PARTIES COULD HARM IGO'S
  BUSINESS.

     iGo relies to a material extent on technology developed and licensed from third parties. The loss of existing technology licenses could harm the performance of its existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services, which would harm iGo's business.

  IGO'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE HARMED IF IT WERE TO BE LIABLE FOR DEFECTS IN THE PRODUCTS IT OFFERS.

     iGo may be subject to product liability claims for the products it designs and develops as well as those it sells. While iGo believes that its product liability coverage of $7,000,000 is currently adequate, iGo can provide no assurance that the insurance can be maintained in the future at a reasonable cost or in amounts sufficient to protect iGo against losses due to liability. A successful liability claim brought against iGo in excess of relevant insurance coverage could harm its business, financial condition and results of operations.

  DAMAGE TO OR DESTRUCTION OF IGO'S WAREHOUSE COULD RESULT IN LOSS OF ITS INVENTORY, WHICH COULD HARM ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


     If all or most of the inventory in iGo's warehouse were damaged or destroyed, iGo might be unable to replace the inventory in a timely manner and, as a result, be unable to process orders in a timely manner or at all. For the year ended December 31, 2001 and the quarter ended March 31, 2002, approximately 78% and 62%, respectively, of the products iGo sells came from the inventory in its warehouse. iGo cannot be certain that it would be able to replace the inventory as quickly as its customer orders demand, which may result in the loss of revenue and customers, which would harm its business, financial condition and results of operations.


RISKS RELATED TO THE INTERNET INDUSTRY

  IGO IS DEPENDENT ON THE CONTINUED DEVELOPMENT OF THE INTERNET INFRASTRUCTURE.

     iGo's industry is new and rapidly evolving. iGo's business would be harmed if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

     - inadequate Internet infrastructure;

     - inconsistent quality of service; and

     - unavailability of cost-effective, high-speed service.

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, websites, including iGo's, have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. iGo anticipates that these outages or delays will occur from time to time in the future and, if they occur frequently or for extended periods of time, Internet usage, including usage of iGo's website, could grow more slowly or decline.

  A PORTION OF IGO'S LONG-TERM SUCCESS DEPENDS ON THE DEVELOPMENT OF THE ELECTRONIC COMMERCE MARKET, WHICH IS UNCERTAIN.

     A portion of iGo's future revenues substantially depends upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Demand for recently introduced products and services over the Internet is subject to a high level of uncertainty. Although independent market research firms forecast that the number of Internet users worldwide will grow substantially in the next few years, iGo cannot be certain that this growth will occur or that its sales will grow at the same rate. The development of the Internet as a viable commercial marketplace is subject to a number of risks including:

     - potential customers may be unwilling to shift their purchasing from traditional vendors to online vendors;

     - insufficient availability of or changes in telecommunications services could result in slower response times, which could delay the acceptance of the Internet as an effective commerce medium;

     - continued growth in the number of Internet users;

     - concerns about transaction security;

     - continued development of the necessary technological infrastructure;

     - development of enabling technologies; and

     - uncertain and increasing government regulations.

  RAPID TECHNOLOGICAL CHANGE COULD RENDER IGO'S WEBSITES AND SYSTEMS OBSOLETE AND REQUIRE SIGNIFICANT CAPITAL EXPENDITURES.

     The Internet and the electronic commerce industry are characterized by rapid technological change, sudden changes in customer requirements and preferences, frequent new product and service introductions incorporating new technologies and the emergence of new industry standards and practices that could render iGo's existing websites and transaction processing systems obsolete. The emerging nature of these products and services and their rapid evolution will require that iGo continually improve the performance, features and reliability of its online services, particularly in response to competitive offerings. iGo's success will depend, in part, on its ability:

     - to enhance its existing products and services; and

     - to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     The development of websites and other proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. iGo may be unable to use new technologies effectively or adapt its website, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, which could harm its business. Updating iGo's technology internally and licensing new technology from third parties may require significant additional capital expenditures and could affect its results of operations.

  IGO IS EXPOSED TO RISKS ASSOCIATED WITH ELECTRONIC COMMERCE SECURITY AND CREDIT CARD FRAUD, WHICH MAY REDUCE COLLECTIONS AND DISCOURAGE ONLINE TRANSACTIONS.

     Consumer concerns about privacy or the security of transactions conducted on the Internet may inhibit the growth of the Internet and electronic commerce. To securely transmit confidential information, such as customer credit card numbers, iGo relies on encryption and authentication technology that it licenses from third parties. iGo cannot predict whether the algorithms it uses to protect customer transaction data will be compromised. Furthermore, iGo's servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. iGo may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any security breaches. The measures iGo takes to protect against security breaches may not be successful. iGo's failure to prevent security breaches could harm its business.

     To date, iGo has suffered minor losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders in each case. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions iGo processes, that merchant does not obtain a cardholder's signature. Failure to adequately control fraudulent credit card transactions could reduce iGo's revenues and harm its business.

  IGO COULD FACE LIABILITY FOR INFORMATION DISPLAYED ON AND COMMUNICATIONS THROUGH ITS WEBSITE.

     iGo may be subject to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information it publishes on its website. These types of claims have been brought, sometimes successfully, against Internet companies as well as print publications in the past. iGo also utilizes email as a marketing medium, which may subject it to potential risks, such as:

     - liabilities or claims resulting from unsolicited email;

     - lost or misdirected messages; or

     - illegal or fraudulent use of email.

     These claims could result in substantial costs and a diversion of iGo's management's attention and resources, which could harm its business.

  EFFORTS TO REGULATE OR ELIMINATE THE USE OF MECHANISMS THAT AUTOMATICALLY COLLECT INFORMATION ON VISITORS TO IGO'S WEBSITE MAY INTERFERE WITH IGO'S ABILITY TO TARGET ITS MARKETING EFFORTS.

     Websites typically place a small tracking program on a user's hard drive without the user's knowledge or consent. These programs automatically collect data about any visits that a user makes to various websites. Website operators use these mechanisms for a variety of purposes, including the collection of data derived from users' Internet activity. Most currently available Internet browsers allow users to elect to remove these tracking programs at any time or to prevent this information from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of these tracking mechanisms. Any reduction or limitation in the use of this software could limit the effectiveness of iGo's sales and marketing efforts.

  IGO COULD FACE ADDITIONAL BURDENS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL UNCERTAINTIES SURROUNDING THE INTERNET.

     New Internet legislation or regulation or the application of existing laws and regulations to the Internet and electronic commerce could harm iGo's business, financial condition and results of operations. iGo is subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to electronic commerce. Although there are currently few laws and regulations directly applicable to electronic commerce, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, taxation and characteristics and quality of products and services. For example, the United States Congress recently enacted Internet laws regarding children's privacy, copyrights and transmission of sexually explicit material. In addition, the European Union recently enacted its own Internet privacy regulations. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations regarding the Internet may decrease the growth of the Internet or electronic commerce, which could, in turn, decrease the demand for iGo's products and services and increase iGo's cost of doing business. In addition, if iGo were alleged to have violated federal, state or foreign civil or criminal law, it could be subject to liability, and even if iGo could successfully defend such claims, they may involve significant legal compliance and litigation costs.

                    MARKETS, MARKET PRICES AND DIVIDEND DATA


     Mobility common stock has been traded on the Nasdaq National Market ("Nasdaq") under the symbol "MOBE" since June 30, 2000, the date of its initial public offering. Prior to that time, there was no public market for Mobility common stock. As of the record date, there were approximately 429 holders of record of Mobility's common stock. iGo common stock is traded on Nasdaq under the symbol "IGOC." As of the record date, there were approximately 214 holders of record and approximately 2,967 beneficial owners of iGo common stock.


     The following table sets forth, for the periods indicated, the high and low sales prices. No dividends have been declared for the shares of Mobility or iGo common stock:


                                                           MOBILITY           iGo
                                                         COMMON STOCK    COMMON STOCK
                                                        --------------   -------------
                                                         HIGH     LOW    HIGH     LOW
                                                        ------   -----   -----   -----
2000
  First Quarter.......................................  $   --   $  --   $9.97   $6.75
  Second Quarter......................................      --      --    6.94    3.13
  Third Quarter.......................................   16.50    7.75    3.88    2.50
  Fourth Quarter......................................   10.00    1.88    3.31    1.03
2001
  First Quarter.......................................  $ 3.63   $1.88   $2.06   $0.56
  Second Quarter......................................    3.99    1.81    1.17    0.50
  Third Quarter.......................................    2.84    0.84    0.91    0.20
  Fourth Quarter......................................    1.85    0.66    0.49    0.20
2002
  First Quarter.......................................  $ 1.69   $1.11   $0.71   $0.04
  Second Quarter......................................  $ 2.41   $1.30   $0.43   $0.27



     Equivalent Per Share Data. The information presented in the table below represents the high and low sales prices reported on Nasdaq for shares of Mobility common stock and iGo common stock on March 22, 2002, the last full trading day immediately preceding the public announcement of the proposed merger, and on August 1, 2002, the last practicable day for which closing prices were available at the time of the mailing of this proxy statement/prospectus, as well as the equivalent stock price of shares of iGo common stock on such dates. iGo stockholders should obtain current market quotations for the shares of Mobility common stock and iGo common stock prior to making any decision with respect to the merger. The equivalent stock price of shares of iGo common stock has been calculated as the sum of $0.15, representing cash consideration per share, and the per share closing price for Mobility common stock reported on Nasdaq at such specified date, multiplied by an exchange ratio of 0.11895, which assumes the consideration payable per share of iGo common stock based upon 21,857,739 shares of iGo common stock outstanding. No dividends have been paid to the stockholders of either Mobility or iGo.



                                        MOBILITY            iGo         iGo EQUIVALENT
                                      COMMON STOCK     COMMON STOCK      COMMON STOCK
                                      -------------   ---------------   ---------------
                                      HIGH     LOW     HIGH     LOW      HIGH     LOW
                                      -----   -----   ------   ------   ------   ------
March 22, 2002......................  $1.29   $1.25   $ 0.30   $ 0.27   $0.303   $0.299
August 1, 2002......................  $1.94   $1.85   $0.281   $0.281   $0.381   $0.370


     Following the consummation of the merger, shares of iGo common stock will cease to be traded on Nasdaq.

                       SELECTED HISTORICAL AND PRO FORMA
                                 PER SHARE DATA


     The table below shows the loss and book value per share for Mobility and iGo both on a historical and a pro forma basis. No dividends have been paid to the stockholders of either Mobility or iGo. The Mobility pro forma data was derived by combining historical consolidated financial information of Mobility and iGo using the purchase method of accounting for the merger. iGo equivalent pro forma data was derived by multiplying the Mobility pro forma loss per share before nonrecurring charges or credits directly attributable to the mergers and the pro forma book value per share by an assumed exchange ratio of 0.11895 shares of Mobility common stock for each share of iGo common stock, so that the per share amounts are equated to the respective values for one share of iGo common stock.


     You should read the respective audited financial statements and related footnotes of Mobility and iGo included in this proxy statement/prospectus. The pro forma per share data are not necessarily indicative of the results that would have occurred, your financial interests in those results, or the future results that will occur after the merger.


                                                     THREE MONTHS ENDED      YEAR ENDED
                                                       MARCH 31, 2002     DECEMBER 31, 2001
                                                     ------------------   -----------------
                                                        (UNAUDITED)
BASIC AND DILUTED LOSS PER SHARE:
  Mobility.........................................        $(0.15)             $(1.33)
  iGo..............................................        $(0.12)             $(1.37)
  Mobility unaudited pro forma.....................        $(0.29)             $(2.75)
  iGo equivalent unaudited pro forma...............        $(0.03)             $(0.33)
TANGIBLE BOOK VALUE PER SHARE:
  Mobility.........................................        $ 1.44              $ 1.62
  iGo..............................................        $ 0.37              $ 0.47
  Mobility unaudited pro forma.....................        $ 1.42              $ 1.57
  iGo equivalent unaudited pro forma...............        $ 0.17              $ 0.19

                            THE IGO SPECIAL MEETING

GENERAL


     The enclosed proxy is solicited on behalf of the board of directors of iGo Corporation for use at the special meeting of stockholders to be held on August 29, 2002 at 9:00 a.m., local time, or at any postponement or adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Stockholders.



PLACE OF THE SPECIAL MEETING


     The special meeting will be held at the Residence Inn by Marriott located at 9845 Gateway Drive, Reno, Nevada 89511. The telephone number at the Residence Inn by Marriott is (775) 853-8800. iGo's principal executive offices are located at 9393 Gateway Drive, Reno, Nevada 89511, where its telephone number is (775) 746-6140.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING


     At the special meeting, iGo stockholders will vote upon a proposal to approve the merger and the merger agreement, dated as of March 23, 2002, as amended July 18, 2002 among Mobility, the merger subsidiary and iGo. A copy of the merger agreement and amendment are attached to this proxy statement/prospectus as Appendix A and B. You may also vote on any other matters that may properly come before the special meeting and any adjournments or postponement thereof.



RECORD DATE; STOCKHOLDERS ENTITLED TO VOTE



     Stockholders of record of iGo common stock at the close of business on July 12, 2002, are entitled to notice of, and to vote at, the special meeting. At the July 12, 2002 record date, 25,388,938 shares of iGo common stock were issued and outstanding.



     The iGo shares outstanding and entitled to vote include 3,531,199 shares that, pursuant to a settlement agreement with a significant stockholder of iGo described below, will be cancelled prior to the consummation of the merger and not entitled to receive any merger consideration.


REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to iGo (Attention: Scott Shackelton, Inspector of Elections) a written notice of revocation or a duly executed proxy bearing a later date or by attending the special meeting and voting in person.

VOTING; QUORUM; VOTES REQUIRED

     Holders of shares of iGo common stock are entitled to one vote per share on all matters. Votes cast by proxy or in person at the special meeting will be tabulated by the inspector of elections with the assistance of iGo's transfer agent. The holders of a majority of the outstanding shares of iGo's common stock entitled to vote must be present at the special meeting, in person or by proxy, to constitute a quorum to transact business. The inspector will determine whether or not a quorum is present.


     The affirmative vote of a majority of the outstanding shares entitled to vote is required under Delaware law for approval of the merger and merger agreement. Your broker may vote shares on the merger only if you instruct your broker how to vote. A "broker non-vote" occurs when a broker or nominee holding shares for a beneficial owner does not vote because the broker or nominee lacks the authority to vote on a particular proposal and has not received any voting instructions from the beneficial owner. The inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum and will have the same effect as a vote against the proposal to approve the merger and merger agreement. Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted for the merger and, as the proxy holders deem advisable, on other matters that may come before the special meeting, as the case may be with respect to the item not marked.



     The members of iGo's board of directors and certain significant stockholders and executive officers, holding in the aggregate approximately 47.8% of iGo's issued and outstanding common stock entitled to vote at the special meeting, have agreed to vote their shares in favor of the merger.


     As of the record date, Mobility's directors and executive officers beneficially owned no iGo common stock. As of the record date, Mobility and its subsidiaries beneficially owned 1,000 shares of iGo common stock, which it will vote in favor of the merger and merger agreement.

     iGo believes that the tabulation procedures to be followed by the inspector are consistent with the general statutory requirements in Delaware concerning voting of shares and determination of a quorum.


APPRAISAL RIGHTS



     Delaware law provides iGo's stockholders with appraisal rights. iGo stockholders who submit a written demand for appraisal of their shares and who comply with the applicable statutory procedures under Delaware law (including, not voting in favor of the adoption of the merger agreement and the merger at the special meeting) will be entitled to appraisal rights and to receive payment in cash for the fair market value of their shares as determined by the Delaware Chancery Court. For more complete description of these rights, see "The
Merger -- Appraisal Rights" on page 47.


POSTPONEMENT OR ADJOURNMENT OF THE SPECIAL MEETING

     If an insufficient number of votes for the merger is received before the scheduled special meeting date and a quorum is not obtained, iGo may decide to postpone or adjourn the special meeting. If this happens, proxies that have been received that either have been voted for the merger or contain no instructions will be voted for adjournment. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent special meeting.

OTHER MATTERS CONSIDERED AT THE SPECIAL MEETING

     iGo's board of directors is not aware of any business to be brought before the special meeting other than the proposal to approve the merger agreement and the related merger, including the matters described under the proposal. If other matters are properly brought before the special meeting or any adjournments or postponements of the special meeting, the persons appointed as proxies will have authority to vote the shares represented by properly executed proxies in accordance with their discretion and judgment as to the best interests of iGo.

PROXY SOLICITATION

     The cost of soliciting proxies will be borne by iGo. In addition, iGo may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers and regular employees, without additional compensation, personally, by mail, telephone, telegram, email or fax.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF IGO

     The iGo board of directors has determined that the merger is advisable, in the best interests of and fair to the stockholders of iGo. Accordingly, the iGo board of directors has unanimously approved the merger agreement and the merger and recommends that the stockholders vote FOR adoption and approval of the merger agreement and approval of the merger.

                                   THE MERGER


     This section of the proxy statement/prospectus contains descriptions of the material aspects of the merger and related transactions, including the merger agreement and certain other agreements entered into in connection therewith. While we believe that the following description covers the material terms of the merger, the merger agreement and the related transactions and agreements, the description may not contain all of the information that is important to you. You should read the entire proxy statement/prospectus, including the merger agreement attached as Appendix A and amendment no. 1 to the merger agreement attached as Appendix B to this proxy statement/prospectus and incorporated herein by reference.


GENERAL


     Mobility and iGo have entered into a merger agreement, dated as of March 23, 2002, as amended July 18, 2002. Mobility formed IGOC Acquisition, Inc., or the merger subsidiary, to facilitate the merger. When the merger closes, iGo will merge with and into the merger subsidiary. The separate corporate existence of iGo will cease, and the merger subsidiary will be the surviving entity.


     The certificate of incorporation and bylaws of the merger subsidiary will continue as the certificate of incorporation and bylaws of the surviving entity following the merger. The directors and officers of the merger subsidiary at the time of the merger will become the initial directors and officers of the surviving entity upon completion of the merger. Mobility will exchange shares of its common stock and cash for shares of iGo's common stock.

BACKGROUND OF THE MERGER

     Because of the complementary nature of the respective businesses and technologies of Mobility and iGo, the two companies have periodically engaged in discussions concerning potential business relationships between the companies for several years. The initial discussions were driven principally by the perception that significant strategic benefits could be realized by iGo's distribution of certain Mobility products in iGo's marketing and distribution channels.


     In November 2001, Mobility's management team and certain of its board members began discussing the financial and strategic aspects of a potential business combination involving iGo. Additionally, Mobility's management team compiled and analyzed available public information regarding iGo. As a result of these discussions and analysis, in December 2001, Charles Mollo, Mobility's Chief Executive Officer and Chairman of the Board contacted Rick Shaff, iGo's President and Chief Executive Officer at the time, and expressed an interest in exploring the possibility of a potential business combination or alternative arrangement between the companies.


     On January 17, 2002, the board of directors of Mobility, together with its legal counsel, held a telephonic meeting to review the information and analysis prepared by Mobility's management team of a possible merger with iGo and previously delivered to Mobility's board of directors. At this meeting, Mobility's management team and legal counsel presented to Mobility's board of directors the above information and analysis. After discussions, Mobility's board of directors unanimously authorized management to continue discussions with iGo with the goal of completing a merger with iGo.

     On January 21, 2002, Mr. Mollo and Mr. Shaff had a conversation discussing in general terms the merits of a potential business combination of the two companies.

     On January 25, 2002, Mobility and iGo entered into a confidentiality agreement which mutually protected the confidential information being disclosed by each of Mobility and iGo to the other. Following the execution of the confidentiality agreement, each company responded to detailed due diligence requests of the other company and conducted intensive due diligence of the other company. This due diligence included a review of all products, historical results, margins, balance sheets, marketing strategies, operations, contracts, records, historical and projected catalog, e-commerce, and channel sales, and the potential to introduce Mobility's products in iGo distribution channels. Mobility also prepared specific organization plans, strategies, and budgets for a potential combined entity.

     On January 28, 2002, iGo's board of directors held a meeting at which time Mr. Shaff discussed his preliminary conversations with Mr. Mollo. At this meeting the iGo board of directors authorized Mr. Shaff and David Olson, iGo's newly appointed acting President and Chief Executive Officer, to continue discussions with Mr. Mollo concerning a potential business combination. Following this meeting, Mr. Mollo and Joan Brubacher, Mobility's Chief Financial Officer, held several conference calls and had several meetings with Mr. Olson, after which the management teams of both companies concluded that a business combination could be highly beneficial for the stockholders of each company.

     The premise of the early discussions was that Mobility's innovative products and technology could be effectively leveraged with iGo's strong U.S. brand identity, direct catalogue, e-commerce channel and distribution and reseller channels. As a result of these preliminary discussions, and Mobility's initial operational due diligence investigation and analysis, Mobility's management team concluded that a combination of the companies would serve as a basis to eliminating a major iGo weakness, which Mobility's management team concluded was a lack of highly differentiated products, as well as a major Mobility weakness, which Mobility's management team determined was a lack of non-OEM distribution channels. Both management teams further hypothesized that significant consolidated cost savings could be achieved by eliminating duplicative general and administrative, engineering, management and sales and marketing expenses. An additional area of opportunity explored by the two management teams was the potential to distribute certain iGo products in Mobility's European distribution channels.

     Starting on February 12, 2002, a diligence team consisting of operational personnel of Mobility, as well as a representative of Mobility's legal counsel, conducted a preliminary due diligence investigation of iGo at iGo's headquarters in Reno, Nevada. On February 14, 2002, the board of directors of Mobility and its legal counsel met telephonically to receive an update on the potential merger with iGo and to discuss various alternatives and structures.

     From February 14, 2002 until approximately March 11, 2002, Mr. Mollo, Mr. Olson and Peter Gotcher, a director and significant stockholder of iGo, exchanged numerous proposed alternative structures and term sheets. These alternatives and structures included an all cash offer, an all stock offer and combinations of the two. During this period, the iGo board of directors met telephonically three times to consider the various alternatives and term sheets. Mr. Mollo also contacted various members of Mobility's board of directors during such period for advice, and had a meeting with Mobility's board of directors on February 27, 2002 to discuss the status of the potential merger and the significant transaction points being negotiated. On March 8, 2002, Mobility's legal counsel presented to iGo and iGo's legal counsel the initial draft of an agreement and plan of merger and a lock-up and voting agreement. From that date until March 23, 2002, Mr. Mollo, Ms. Brubacher and Mobility's legal counsel negotiated the terms of those agreements with Messrs. Olson, Gotcher and Scott Shackelton, iGo's Chief Financial Officer, Senior Vice President, Finance, and Secretary, and iGo's legal counsel.

     On March 12, 2002, a diligence team consisting of operational personnel of iGo conducted a due diligence investigation of Mobility at Mobility's headquarters in Scottsdale, Arizona. Starting on March 14, 2002, a diligence team consisting of operational personnel of Mobility, as well as representatives of Mobility's legal counsel, conducted a due diligence investigation of iGo at iGo's headquarters in Reno, Nevada.

     On March 19, 2002, the board of directors of Mobility convened a special meeting. At this meeting, Mobility's management and legal counsel presented to Mobility's board of directors the current drafts of the agreement and plan of merger and the lock-up and voting agreement, and discussed significant findings from their due diligence investigation. After such presentations and discussions, Mobility's board of directors unanimously approved the agreement and plan of merger and the lock-up and voting agreement, in the forms presented to the board at that meeting (subject to any changes agreed to by Mr. Mollo that were not substantively materially adverse to Mobility). On March 20 and again on March 22, 2002, the iGo board of directors met by teleconference to discuss the status of the documentation of the merger and final negotiations on merger terms. On March 24, 2002, the iGo board of directors held a meeting by teleconference at which time they reviewed, considered and unanimously approved the agreement and plan of merger and lock-up and voting agreement. Mobility, iGo and certain other persons and entities then entered into the agreement and plan of merger and the lock-up and voting agreement, which event was announced publicly by Mobility and iGo on March 25, 2002.


     On July 18, 2002, Mobility, iGo and the merger subsidiary entered into an amendment to the merger agreement adjusting the merger consideration and providing for an extension of the date by which the merger must occur before either party may terminate the agreement. The adjustment to the merger consideration is the result of a settlement reached with a significant stockholder of iGo with respect to certain allegations that were made by such stockholder and its affiliate against iGo and certain of its affiliates. In connection with this settlement, presuming that the merger is consummated, iGo will pay to such parties $1,850,000 in cash, all active litigation between the parties will be dismissed and all claims and demands terminated and released. Such stockholder has agreed to vote his 3,531,199 shares in favor of the merger, but prior to the consummation of the merger, such shares will be cancelled and such stockholder will not receive distributions of any of the merger consideration. If the merger agreement is terminated or the merger does not occur prior to October 31, 2002, the parties' respective obligations and releases under the settlement agreement will terminate, such stockholder will keep his shares and will forfeit all but certain portions of the settlement payment. If the merger is terminated prior to September 3, 2002 and no stockholder meeting to approve the merger has taken place, such stockholder would retain $350,000 of the settlement payment. If the merger is terminated after September 3, 2002 or otherwise following iGo's stockholder meeting, such stockholder would retain $250,000 in addition to the previously retained payment. If the merger has not occurred by October 1, 2002 and iGo and Mobility choose to extend the merger agreement, but the merger does not occur by October 31, 2002, then such stockholder would retain $500,000 in addition to the previously retained payments. Mobility has agreed to reimburse iGo for one-half of any payments retained by such stockholder in the event the merger agreement is terminated or the merger does not occur by the deadline.


REASONS FOR THE MERGER

     Mobility's board of directors believes that the two companies complement each other by providing a well-established distribution channel for Mobility's products and the opportunity to sell iGo's products in Europe. Consequently, Mobility perceives opportunities for increased operating efficiencies through this combination and believes that, by combining forces, Mobility and iGo will be able to more effectively compete and more successfully take advantage of opportunities in the mobile technology industry than either company could individually.

     Consequently, the merger is intended to serve the following purposes:

     - broaden the combined entities' geographic bases;

     - increase market share for iGo's products in Europe;

     - provide an alternative distribution channel and access to additional customers for Mobility products; and

     - enhance stockholder value by achieving certain cost savings from increased efficiencies.

     The iGo board of directors believes that the merger is in the best interests of iGo and its stockholders. In reaching its decision to approve the merger and the merger agreement, the iGo board considered a number of factors, including the following:

     - the changing technological and competitive environment in the mobile technology industry;

     - the accelerating trend towards consolidation in the mobile technology industry;

     - the synergies available to Mobility in cost efficiencies on a consolidated basis compared to iGo;

     - access to greater financial and technical resources in support of the goals of iGo;

     - the risk that iGo would not have the resources to timely execute its business plan when compared to its existing and potential competitors;

     - the opportunity for iGo stockholders to participate in a more commercially diversified company such as the combined companies following the merger;

     - information relating to iGo's prospects, including the possibility that iGo may be required to raise additional capital to attempt to create stockholder value in excess of the merger consideration;

     - the Mobility offer represented a premium over the price of iGo stock;

     - the market capitalization, revenues and assets of the combined companies as compared to iGo separately;

     - the experience, depth and competence of Mobility's operating team;

     - the strength of Mobility's product development efforts;

     - that iGo may, subject to the merger agreement, terminate the agreement if the 30 or 10 day trading average price of the Mobility common stock for the period ending two days prior to the effective date of the merger is below $1.00 and Mobility does not make certain adjustments to the transaction consideration;

     - the willingness of certain iGo stockholders to execute a voting agreement in support of the merger and the fact that Mobility was unwilling to sign the merger agreement without the voting agreement; and

     - that the amount of and circumstances giving rise to the termination fee under the merger agreement was acceptable in the judgment of iGo in light of the value of the merger consideration to iGo's stockholders.

INTERESTS OF IGO'S BOARD OF DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

     When you are considering the recommendation of iGo's board of directors with respect to approving the merger and the merger agreement, you should be aware that some of the directors and executive officers of iGo have interests in the merger and participate in arrangements that are different from, or are in addition to, those of iGo stockholders generally. The iGo board of directors was aware of these interests and considered them, among other matters, when it approved the merger and the merger agreement. These additional interests are described below.


     Indemnification. iGo has agreed to indemnify its directors and executive officers as provided for in iGo's certificate of incorporation, bylaws and indemnification agreements. These documents, among other things, provide for indemnification of its directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in rights, arising out of such person's services as a director or executive officer to iGo, any of its subsidiaries or any other company or enterprise to which the person provides services at iGo's request. These indemnification rights will survive the merger and become obligations of the surviving entity and Mobility.

     Accelerated Vesting of iGo Stock Options. Outstanding but unvested options under iGo's stock option plan (including options held by directors and executive officers) will automatically and fully vest prior to the effective date of the merger. The following table sets forth the number of options that will vest prior to the effective date of the merger, and the per share exercise price of such options for the officers and directors of iGo.

                                                                      EXERCISE PRICE
NAME                                                        OPTIONS      PER SHARE
----                                                        -------   ---------------
David Olson...............................................  150,000   $0.375
Scott Shackelton..........................................  200,000   $0.69
Miya MacKenzie............................................  173,000   $7.5625-$0.0445(1)
Ejaz Afzal................................................   50,000   $2.75
Rick Blair................................................  200,000   $0.375
Ross Bott.................................................   50,000   $3.69

---------------

(1) The amounts stated represent the highest and lowest exercise price per share. The specific exercise price per share falls within this range depending on the specific option grant.


     Additionally, Darrell Boyle and Peter Gotcher hold certain shares of outstanding stock subject to a repurchase right by iGo in the event that their service with iGo terminates. This repurchase right will lapse completely upon the effective date of the merger. As of June 30, 2002, 16,250 shares held by Mr. Boyle and 11,969 shares held by Mr. Gotcher were subject to this repurchase right, which otherwise would lapse over time in monthly increments.



     Employment Arrangements. David Olson, iGo's Acting Chief Executive Officer and President, will receive 16 weeks of severance pay on his final day worked, plus Mobility has agreed to pay COBRA payments for Mr. Olson through December 31, 2002 or the date on which he secures other employment (whichever comes first). If Mr. Olson remains with iGo after July 31, 2002, he will continue to receive his current rate of pay through his termination date. Scott Shackelton, iGo's Chief Financial Officer, Senior Vice President, Finance and Secretary, will receive 20 weeks of severance pay if he remains employed through August 15, 2002. If Mr. Shackelton remains employed on an as needed basis after August 15, 2002, Mobility has agreed to continue his current rate of pay and benefits through his termination date and pay his COBRA payments for four months following his termination. Miya MacKenzie, iGo's Vice President, Marketing, will remain employed at her current rate of pay through October 1, 2002, at which time her employment will terminate and she will receive 8 weeks of severance pay, plus Mobility has agreed to pay COBRA payments for 16 weeks following her termination. Ejaz Afzal, iGo's Vice President, Product Development, has been offered employment with the merger subsidiary at his current rate of pay. Mobility intends to provide Mr. Afzal with a stock option grant under the Mobility stock option plan. Under his existing employment agreement, if Mr. Afzal's employment is terminated without cause prior to such time, he will be entitled to salary and benefit continuation until August 27, 2002. Rick Blair, iGo's Vice President, Sales, has been offered continued employment at his current rate of pay through the effective date of the merger. On July 31, 2002, in accordance with a prior arrangement reached with iGo, Mr. Blair received a bonus of $7,000 and nine (9) weeks of severance pay.


THE MERGER AGREEMENT


     We have attached the merger agreement and the amendment thereto as Appendices A and B, respectively, to this proxy statement/prospectus. We urge you to read the merger agreement carefully. We have summarized the material terms of the merger agreement below.


     Closing. The closing of the transactions contemplated by the merger agreement will take place on the second business day after the date on which all the conditions to closing have been satisfied or waived. The closing cannot take place until after iGo stockholders approve the merger and the merger agreement.

     Effective Time. The "effective time" of the merger will be as soon as practicable after the closing when the certificate of merger is filed with and accepted by the Secretary of State of Delaware.

     Merger Consideration. At the effective time, each issued and outstanding share of iGo common stock will be cancelled, and in consideration therefore, the holders of iGo common stock (other than those stockholders who exercise their appraisal rights), will be entitled to receive in the aggregate (i) up to 3,100,000 shares of Mobility common stock, (ii) up to $4,250,000 in cash and
(iii) cash in lieu of any fractional shares. If any iGo holders exercise their appraisal rights, then the foregoing merger consideration will be reduced by the proportional share that such dissenting holders would have been entitled to receive absent the appraisal. Pursuant to the merger agreement, 500,000 shares of the Mobility common stock and $1,000,000 of the cash consideration will be held back as contingent consideration by Mobility as described below.



     Hold-Back Provisions. Under the terms of the merger agreement, 500,000 shares of Mobility common stock and $1,000,000 of the cash to be delivered to the iGo stockholders as part of the merger consideration will be "held back" as contingent consideration by Mobility. The amount, if any, of the held back consideration to be paid to the iGo stockholders will be determined pursuant to a formula based on collections of iGo accounts receivable and inventory following the effective time, as adjusted by certain calculations relating to lease termination payments, sales and use tax liability, iGo balance sheet thresholds, and the defense and/or settlement of allegations regarding infringement of certain intellectual property.


     Subject to the noted adjustments, the iGo stockholders will receive out of the held back consideration an amount, determined based upon the period starting on the day after the effective time of the merger agreement and ending on the one year anniversary date of the effective time, equal to 80% of any amount by which:

     - The sales of iGo's inventory existing at the effective time; plus

     - Any cash collections of iGo's account receivables existing at the effective time;

     exceeds the combination of the following, which are called the "Threshold":

     - iGo's gross inventory existing at the effective time; plus

     - iGo's gross account receivables existing at the effective time; less

     - an aggregate reserve of $4,060,924 for inventory and accounts receivable; less

     - 1.5% of the dollar amount of iGo's product sales from January 1, 2002 through the effective time; plus

     - write-offs to reserves for inventory and account receivables made by iGo from January 1, 2002 through the effective time.


     If the fees and expenses incurred by iGo in connection with terminating the Gateway Drive (Reno, Nevada) lease or entering into the second amendment to that lease are less than $510,000, then, on the one-year anniversary of the effective time, the iGo stockholders will also receive the amount of the difference out of the held back consideration. Provided, however, if the sales of iGo's inventory and the cash collections of iGo's accounts receivables do not exceed the threshold, then the amount of any shortfall will be subtracted from the hold back amount otherwise payable to the iGo stockholders with respect to the lease expenses. In addition, if any sales and use tax liability in excess of $100,000 is assessed against iGo by the State of Nevada as a result of its audit, then the held back amounts payable to the iGo stockholders may be reduced by an amount equal to 75% of the excess amount of the sales and use tax liability. Further, if iGo's financial statements as of December 31, 2001 show working capital of less than $2,010,204 (excluding net receivables and net inventory), then 50% of the deficit shall also be deducted from any held back amounts payable to the iGo stockholders. As of April 24, 2002, Mobility and iGo have agreed in writing that $12,500 represented 50% of the deficit from that working capital threshold, which shall be deducted from any held back amounts payable to the iGo stockholders. Finally, any and all costs, expenses (including reasonable attorneys fees and expenses), damages, liabilities, losses and judgments, and seventy-five percent (75%) of all payments made with respect to a final settlement of all allegations, in either case, incurred by Mobility, IGOC Acquisition, Inc. or iGo related to allegations made by Empire R&D, Inc., David Dickey and/or their respective affiliates, against iGo and its subsidiary Xtend Micro Products, Inc., relating to infringement claims, non-payment of royalties and/or other amounts due or owing to them shall be deducted from any amounts payable to the stockholders of iGo, provided that Mobility will consult with iGo's representative stockholder prior to settling any such allegations. The merger agreement, as amended, which is attached to this proxy statement/ prospectus as Appendices A and B, contains a worksheet and an example of certain mechanics of the hold back provisions and the other provisions described in this section. You are encouraged to read the entire merger agreement, as amended, including the exhibits attached to the merger agreement, as amended.


     Certain decisions with respect to the held back consideration and any disputes relating to the held back consideration or the calculation of any resulting payments will be made on behalf of iGo's stockholders by a "representative stockholder" at the direction and upon the determination of a group of "stockholder representatives." The representative stockholder will initially be Peter Gotcher, a member of iGo's current board of directors. The stockholder representatives will initially be the members of iGo's current board of directors, including Mr. Gotcher. The representative stockholder and any stockholder representative can be changed by the vote of a majority of the stockholder representatives.

     Upon written notice from Mobility to the representative stockholder that an amount is owed under the hold back provisions, the representative stockholder will elect whether the iGo stockholders will receive shares of Mobility common stock or cash, or a combination of the two, for any hold back amounts payable under the merger agreement. The representative stockholder must make the election to receive cash, stock or a combination thereof in writing within ten
(10) days from the receipt of the written notice, otherwise the manner of payment will be at Mobility's discretion. To the extent that shares are to be received for all or a portion of such payment, they will be valued at the average closing price of Mobility's common stock for the thirty-calendar day period immediately preceding the effective time of the merger.

     Discontinuation of iGo's Cellular Business. After the effective time, the surviving corporation will use reasonable efforts to collect iGo's accounts receivables and to sell iGo's existing inventory. Mobility and iGo are currently exploring the sale of iGo's cellular business. In the event that the cellular business is sold, the surviving corporation must deliver a determination of its fair market value to the representative stockholder who has 30 days to accept or reject the amount. If the determination of fair market value is rejected by the representative stockholder, then the decision of a mutually independent appraiser will be used.


     On July 15, 2002, iGo entered into a supply agreement with Andrew Corporation. Under the terms of this agreement, Andrew Corporation will be iGo's exclusive provider of cellular accessory products to customers that purchase such products from iGo's catalog, website, and call center. This agreement is a means by which iGo can continue to service its customers for cellular accessory products while working to reduce its own inventory of such products. Andrew Corporation and iGo are working to implement the program set forth in the agreement on a mutually agreed upon time frame, and it is currently anticipated that Andrew Corporation will start to fill orders in the first part of August 2002.


     Stock Options. Under iGo's stock option plan, all outstanding stock options will vest and become fully exercisable prior to the effective time of the merger. Prior to the effective time, these options must be exercised or they will be cancelled prior to the merger. In addition, prior to the effective time, all other outstanding options, warrants and other convertible securities of iGo which have not been exercised or converted (as applicable) will be cancelled.

     Exchange of Certificates. At the effective time of the merger, all shares of iGo common stock will cease to be outstanding and will be cancelled and retired. The exchange agent for the merger is Mellon Investor Services LLC. As soon as possible after the completion of the merger, the exchange agent will mail you a form of letter of transmittal and instructions for effecting the surrender of your certificates formerly representing shares of iGo common stock. When you surrender your certificates, together with a signed letter of transmittal, you will receive (i) a certificate representing the number of shares of Mobility common stock that you are entitled to receive as of the effective time pursuant to the merger agreement, (ii) a check equal to the amount of cash you are entitled to receive as of the effective time in exchange for your shares of iGo common stock and (iii) a check equal to the amount of cash in lieu of any fractional shares issuable to you as of the effective time pursuant to the merger agreement.

     Representations and Warranties of Mobility and iGo. The merger agreement contains certain representations and warranties by each of Mobility and iGo relating to the following:

     - organization;

     - capital structure and capitalization;

     - corporate authority to enter into the merger agreement, validity of the merger agreement and the taking of any required corporate action;

     - compliance with required securities reporting obligations and accuracy of information contained in SEC documents;

     - absence of certain changes or events;

     - accuracy of information in the proxy statement/prospectus;

     - absence of any violations of governing documents or material contracts;

     - absence of litigation; and

     - brokers and finders.

     Representations and Warranties of iGo. The merger agreement contains other representations and warranties by iGo alone relating to:

     - employee benefit plans and stock option plans;

     - taxes;

     - good and marketable title to properties and leases;

     - intellectual property;

     - environmental laws;

     - absence of any applicable anti-takeover statute or regulation;

     - absence of any collective bargaining agreements or any employee strikes or similar work stoppages;

     - accounts receivable;

     - inventory; and

     - certain payments to any government agencies or political parties.


     Covenants of Mobility. The merger agreement contains certain covenants by Mobility relating to the preparation of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.


     Covenants of iGo. The merger agreement also contains certain covenants by iGo relating to:

     - conduct of its business prior to the effective time of the merger;

     - cancellation of its stock plans and other convertible securities;

     - cooperation with Mobility as requested in preparation of the Form S-4;
       and

     - limitations or prohibitions on the ability of iGo or its representatives to engage in discussions regarding or solicit competing proposals to the merger.

     Covenants of Mobility and iGo. The merger agreement contains certain covenants by Mobility and iGo relating to the following:

     - access to information;

     - consents and approvals;

     - supplemental information regarding filings, material notices or material communications with any government entity;

     - letters of accountants;

     - publicity;

     - notification of certain matters;

     - transition plan; and

     - press releases.

     Conditions Precedent. The obligations of iGo and Mobility to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions:

     - the merger agreement and the merger must have been adopted and approved by the requisite stockholders of iGo;

     - no court or other governmental entity has enacted any rule, regulation, or other order which prohibits consummation of the merger;

     - Mobility's registration statement on Form S-4 must have been declared effective with no stop order in effect and no proceedings for suspension of its effectiveness may be pending before or threatened in writing by the SEC;

     - all regulatory approvals and other consents required shall have been obtained; and

     - the shares of Mobility common stock to be issued in the merger must have been authorized for listing on the Nasdaq National Market.

     The obligations of Mobility and the merger subsidiary to consummate the merger are subject to the satisfaction or waiver by Mobility of the following additional conditions:

     - each of iGo's representations and warranties must remain true and correct as of the date of the merger agreement and the date the merger is to be completed, and Mobility must receive a certificate of the chief executive officer and the chief financial officer of iGo to that effect;

     - iGo must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by iGo;

     - Mobility must have received the customary closing documents in form and substance reasonably satisfactory to Mobility;

     - iGo must have obtained all consents, waivers and approvals required by specific contracts identified in the merger agreement;

     - iGo must have terminated (and provided evidence to Mobility of the terminations) all iGo stock plans and options issued thereunder and all other options, warrants or other convertible securities;

     - iGo must have performed or complied in all material respects with the transition plan; and

     - iGo must have filed its Form 10-K for the year-ended December 31, 2001 with the SEC and must meet certain minimum working capital, net receivables and net inventory requirements (as of April 24, 2002, Mobility and iGo have agreed in writing that this condition precedent has been satisfied).

     iGo's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions:

     - each of Mobility's and the merger subsidiary's representations and warranties must remain true and correct as of the date of the merger agreement and the date the merger is to be completed and iGo must receive a certificate of the chief executive officer and the chief financial officer to that effect;

     - Mobility and its subsidiaries must have performed or complied in all material respects with all of their agreements and covenants required by the merger agreement to be performed or complied with by Mobility and iGo must receive a certificate of the chief executive officer and the chief financial officer to that effect; and

     - iGo must have received the customary closing documents in form and substance reasonably satisfactory to iGo.

     Termination. The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger, whether before or after the approval of the merger and merger agreement by iGo's stockholders:

     - by mutual written consent of Mobility and iGo;


     - by Mobility or iGo, subject to exceptions, if the merger is not completed before October 1, 2002;


     - by Mobility or iGo, subject to exceptions, if iGo's stockholders fail to approve the merger and merger agreement at the iGo special meeting;

     - by Mobility or iGo, if any governmental authority has taken any final action, having the effect of making the merger illegal or otherwise prohibiting the merger;


     - by Mobility or iGo, upon a material breach of any representation, covenant or agreement on the part of either iGo or Mobility, respectively, in the merger agreement and such breach would permit the other party not to consummate the merger, and such breach cannot be cured by the closing date or if the breach is capable of being remedied, the breach is not remedied within 20 days of written notice of the breach;


     - by Mobility, if iGo or iGo's board of directors withdraws or adversely modifies its recommendation of the merger agreement; fails to mail the proxy statement/prospectus to its stockholders as soon as possible after the Registration Statement on Form S-4 is declared effective; fails to include the recommendation of the iGo board of directors in the proxy statement/prospectus; approves, recommends or enters into a competitive transaction proposal with a third party; or fails to recommend rejection of any tender offer for 10% or more of the outstanding stock of iGo within 10 days after the commencement of such tender offer;


     - by iGo if the average closing price of Mobility common stock as quoted on the Nasdaq National Market for the thirty-trading-day or ten-trading-day periods ending on the second trading day immediately preceding the effective time is less than $1.00; unless (i) Mobility agrees to decrease the hold back by an amount equal to 3,100,000 multiplied by the difference between $1.00 and the average closing price for either the thirty-trading-day or ten-trading-day periods, or (ii) Mobility and iGo mutually agree in writing on an alternative arrangement.


     Termination Fee. Under the terms of the merger agreement, iGo may have to pay Mobility a termination fee of $1,500,000 within one business day after termination and reimburse Mobility for its out-of-pocket expenses in connection with the merger. iGo would have to pay the termination fee and reimburse Mobility's expenses under the following circumstances:

     - if Mobility terminates the merger agreement because iGo or iGo's board of directors: withdraws or adversely modifies its recommendation of the merger and merger agreement; fails to mail the proxy statement/prospectus to its stockholders as soon as possible after the Registration Statement on Form S-4 is declared effective; fails to include the recommendation of the iGo board of directors in the proxy statement/prospectus; approves, recommends or enters into a competitive transaction proposal with a third party; or fails to recommend rejection of any tender offer for 10% or more of the outstanding stock of iGo within 10 days after the commencement of such tender offer;

or

     - if both of the following circumstances apply:


      - the merger agreement is terminated by either Mobility or iGo because the merger is not completed before October 1, 2002, or subject to exceptions, if iGo's stockholders fail to approve the merger and merger agreement at the iGo special meeting; and


      - a competitive transaction proposal is commenced and announced or communicated to iGo during the term of the merger agreement and within 18 months following the termination of the merger agreement iGo enters into an agreement to consummate, or consummates, such competitive transaction proposal (or any other competitive transaction proposal commenced in response to or during the pendency of the first competitive transaction proposal).

     Upon termination any party also remains liable to the other parties for:

     - any intentional or willful breach of or fraud in connection with the merger agreement; and

     - the miscellaneous provisions of the merger agreement.

     Except as described above, each party will pay all fees and expenses it incurs in the merger.


LOCK-UP AND VOTING AGREEMENTS



     Mobility has entered into lock-up and voting agreements with the members of iGo's board and certain significant stockholders and executive officers of iGo who hold, in the aggregate, shares representing approximately 47.8% of the iGo common stock outstanding. The lock-up and voting agreements require each of these stockholders of iGo to:


     - vote the stockholder's shares and exercise all consent and similar rights in favor of the approval and adoption of the merger agreement, each other transaction contemplated by the merger agreement and in favor of any action required in furtherance of the consummation of the merger;

     - vote against any action which is intended or could reasonably be expected to interfere with or materially adversely affect the transactions contemplated by the merger agreement; and

     - vote against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation under the merger agreement.


     The lock-up and voting agreements also provide that the stockholders will not enter into or become subject to any agreement or commitment which would restrict or in any way impair the obligation of the stockholder to comply with the terms of the lock-up and voting agreement. In addition, each stockholder agreed not to sell, assign, transfer or dispose of any of his or her shares of iGo common stock or enter into a voting trust inconsistent with the lock-up and voting agreement during the term of the lock-up and voting agreement.



     The lock-up and voting agreements terminate at the effective time of the merger or when the merger agreement terminates according to its terms.


LISTING WITH NASDAQ THE MOBILITY COMMON STOCK TO BE ISSUED IN THE MERGER

     Mobility has agreed to cause the shares of Mobility common stock to be issued in the merger to be approved for listing on the Nasdaq National Market before the completion of the merger, subject to official notice of issuance.

DELISTING AND DEREGISTRATION OF IGO COMMON STOCK AFTER THE MERGER


     If not previously delisted due to failure to comply with Nasdaq Marketplace Rules (see page 23 -- "Risks Related to iGo's Business"), when the merger is completed, iGo common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act.

APPRAISAL RIGHTS



     iGo stockholders have the right to dissent from the merger and to receive payment for their shares in accordance with the terms of Section 262 of the Delaware General Corporation Law. The following is a summary of Delaware's appraisal rights law and is not intended to be a complete statement of the provisions and is qualified in its entirety by reference to the full text of
Section 262 of the Delaware General Corporation Law, a copy of which is attached to this proxy statement/prospectus as Appendix C and is incorporated into this summary by reference. Any stockholder that wishes to exercise appraisal rights or preserve the right to do so should review the statute carefully. iGo stockholders that do not comply with the procedures of the statute will lose their appraisal rights.



     Each holder of iGo common stock who wishes to dissent from the merger and obtain appraisal rights must satisfy the following conditions, among others:



          (1) WRITTEN DEMAND FOR APPRAISAL BEFORE MEETING. The stockholder must file a written demand for appraisal of such stockholder's shares to iGo at its offices at 9393 Gateway Drive, Reno, Nevada 89511, Attention: Scott Shackelton, before the vote is taken at the iGo special stockholders meeting.



          (2) NO VOTE IN FAVOR. The stockholder must not vote in favor of the merger at the iGo special stockholders meeting.



          (3) COMPLIES WITH SECTION 262. The stockholder must follow the procedures set forth in Section 262 of the Delaware General Corporation Law.



     A stockholder who exercises the right of appraisal successfully will be entitled to be paid the fair value in cash and interest, if applicable, of the shares of iGo common stock held by such stockholder. Stockholders who choose to exercise appraisal rights will not receive the merger consideration payable by Mobility in the merger. The fair market value of shares of iGo common stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger.



     A negative vote alone will not constitute the written demand for appraisal required before the meeting. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of iGo common stock owned by the stockholder and that the stockholder is demanding appraisal of his or her shares.



     If the stockholders approve the merger acquisition, Mobility will send written notice to each stockholder that has filed a written demand for appraisal and not voted in favor of the merger acquisition no later than 10 days after consummation of the merger. The notice will state the date that the merger acquisition has become effective.



     Within 120 days after the effective time of the merger acquisition, any stockholder demanding appraisal that desires to have his or her shares appraised should filed a petition with the Delaware Court of Chancery demanding a determination of the fair value of the shares of all the dissenting stockholders. Within the same period, such stockholder may also make a written request to Mobility demanding a statement by Mobility of the aggregate number of iGo shares not voted in favor of the merger and the aggregate number of holders of such shares. Mobility must mail the statement within 10 days after it receives the request.



     If a proper petition for appraisal is timely filed, the Chancery Court will determine which iGo stockholders, if any, are entitled to appraisal rights.



     The Chancery Court may require any stockholders demanding appraisal rights to submit their certificates of iGo common stock to the Register in Chancery for notation on these certificates of the pendency of the appraisal proceedings.



     Where the proceedings are not dismissed, the Chancery Court will appraise the shares of iGo common stock owned by the stockholders demanding appraisal by determining the fair value of the shares exclusive of any element of value arising out of the accomplishment or expectation of the acquisition and the fair rate of interest, if any, on the amount determined to be the fair value.

     iGo stockholders considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares. The Chancery Court may determine the cost of the appraisal proceedings and allocate the cost against the stockholders demanding appraisal and Mobility as it deems equitable under the circumstances.



     After the acquisition is complete, any iGo stockholder who has demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose any shares subject to the demand or to receive payment of dividends or distributions payable to stockholders, except dividends or other distributions payable to stockholders of record on a date prior to the effective time of the merger.



     At any time within 60 days after the consummation of the merger, any stockholder demanding appraisal will have the right to withdraw his or her demand for appraisal and to accept the terms offered in the merger. After this period, the stockholder may withdraw the demand only with the written consent of Mobility.



     If no petition is filed by any dissenting stockholder within 120 days after the effective time of the merger, iGo stockholders' rights as to appraisal will cease and dissenting stockholders will be entitled only to receive the consideration offered pursuant to the merger agreement.



     Appraisal rights are available only to the record holder of shares. If you wish to exercise appraisal rights, but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.



     A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.



     If any holder of iGo common stock who demands the appraisal and purchase of its shares under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal and purchase, its shares will be exchanged for a right to receive a number of shares of Mobility common stock and cash in accordance with the terms of the merger agreement. The shares of iGo common stock with respect to which holders have perfected their appraisal rights in accordance with
Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this proxy statement/prospectus as the "dissenting shares." Dissenting shares lose their status as dissenting shares if:



     - the merger is abandoned;



     - the dissenting stockholder fails to make a timely written demand for appraisal;



     - the dissenting shares are voted in favor of the merger agreement and the merger;



     - neither iGo nor the stockholder files an appraisal petition or intervenes in a pending action within 120 days after notice of the merger effective time; or



     - the stockholder delivers to iGo a written withdrawal of the stockholder's demand for appraisal of the dissenting shares.



     Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event an iGo stockholder will be entitled to receive the consideration with respect to the holder's dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, iGo stockholders who are considering objecting to the merger should consult their own legal advisors.


REGULATORY APPROVALS

     Under the merger agreement, both Mobility and iGo have agreed to use commercially reasonable efforts to obtain all required governmental approvals and fulfill all applicable regulatory requirements. Neither Mobility nor iGo is aware, however, of any material federal or state regulatory requirements or approvals required for completion of the merger, other than filing a certificate of merger in Delaware at or before the effective time of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     The following is a summary of the material U.S. federal income tax consequences of the merger generally applicable to iGo stockholders. This discussion is based on existing provisions of the Internal Revenue Code, existing Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Mobility, iGo or the iGo stockholders as described herein.



     We do not discuss all U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws. Factors that could alter the tax consequences of the merger to you include:



     - if you are a broker or dealer in securities;



     - if you are an insurance company;



     - if you are a tax-exempt organization;



     - if you are subject to the alternative minimum tax provisions of the Internal Revenue Code;



     - if you are a non-U.S. person or entity;



     - if you are a financial institution or insurance company;



     - if you acquired your shares in connection with stock option or stock purchase plans or in other compensatory transactions;



     - if you are an investor in a pass-through entity;



     - if you have a functional currency other than the U.S. dollar;



     - if you hold iGo common stock as part of an integrated investment, including a "straddle," comprised of shares of iGo common stock and one or more other positions; or



     - if you hold iGo common stock subject to the constructive sale provisions of Section 1259 of the Internal Revenue Code.



     This discussion assumes you hold your shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code. In addition, we do not discuss the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not any such transactions are undertaken in connection with the merger, including any transaction in which iGo shares are acquired or shares of Mobility common stock are disposed of, or the tax consequences to holders of options, warrants or similar rights to acquire iGo common stock. Accordingly, we urge you to consult your own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to you of the merger.



     If "continuity of interest" exists, the merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In general, continuity of interest exists if a substantial part of the value of the equity interests in iGo is exchanged for equity interests in Mobility. Whether continuity of interest exists will depend upon the value of the Mobility stock issued in the merger and the treatment of the consideration subject to the Holdback Arrangement discussed below. Although the Treasury Regulations do not specify the minimum portion of the consideration to be received by the target stockholders constituting equity in the acquirer, in John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935), the United States Supreme Court recognized that a reorganization existed where the consideration consisted of 62% cash and 38% non-voting preferred stock. In Miller v. Commissioner, 84 F. 2d. 415 (6th Cir. 1936), the Court recognized that a reorganization occurred even though the equity portion of the purchase price was 25%. There is a risk that the percentage threshold in Miller would not be followed by the Service or other courts.



     The advance ruling guidelines issued by the Internal Revenue Service (the "Service") require that the target stockholders receive stock equal in value to at least 50% of the value of the outstanding stock of the target corporation, determined as of the effective date of the reorganization. See Rev. Proc. 77-37, 1977-2 C.B. 568. It should be noted that this 50% threshold is the minimum requirement to obtain an advance ruling from the Service and is not necessarily the minimum threshold for continuity of interest to exist.



     The Merger Agreement provides for the "holdback" of 500,000 shares of Mobility stock and $1,000,000 of cash. This "holdback" is referred to in this discussion as the "Holdback Arrangement." The consideration subject to the Holdback Arrangement will be payable to the iGo stockholders only upon the occurrence of certain contingencies contained in the Merger Agreement and in accordance with the terms of the Merger Agreement. The consideration subject to the Holdback Arrangement must be analyzed to determine its effect on continuity of interest.



     The Holdback Arrangement as it pertains to the common stock should be considered "contingent stock." In Rev. Proc. 84-42, the Service set forth ruling guidelines for reorganizations that include contingent stock. One of the factors required under Rev. Proc. 84-42 is that the formula for calculating the number of shares to be issued under the contingency arrangement be objective and readily ascertainable. Under the Merger Agreement, the determination of whether to receive Mobility shares or cash under the Holdback Arrangement will be determined by the Representative Stockholder (as defined in the Merger Agreement). Because the amount of stock, if any, to be received from the Holdback Arrangement will be determined subjectively, it is unlikely that the ruling guidelines of Rev. Proc. 84-42 are met with respect to the Holdback Arrangement. Accordingly, it is likely that the stock included in the Holdback Arrangement will constitute boot.



     If the Holdback Arrangement constitutes boot there is uncertainly how it will be considered in determining continuity of interest. There are several approaches that could be applied by Service or the courts with respect to the consideration subject to the Holdback Arrangement. One approach is that the determination of whether continuity of interest exists would be made at the time of settlement of the Holdback Arrangement, taking into account any property distributed from the Holdback Arrangement. A second alternative is that the Holdback Arrangement could be valued, taking into account the likelihood of distributions from the Holdback Arrangement, and included in the continuity of interest analysis as non-stock consideration. A third approach is to determine the fair market value of the property subject to the Holdback Arrangement, and include the full amount in the continuity of interest calculation as non-stock consideration. A fourth alternative would be to disregard the consideration subject to the Holdback Arrangement. No controlling authority exists as to the proper approach for considering the Holdback Arrangement in determining continuity of interest. Because the first alternative depends upon the occurrence of future events and the second alternative depends upon the likelihood of the occurrence of future events, their application is difficult. Alternatives three and four are used in the examples that follow. The existence of continuity of interest will likely depend upon the value of Mobility stock.



     Another factor creating uncertainty as to whether continuity of interest exists is the time at which the merger consideration will be valued for purposes of applying the continuity of interest analysis. Rev. Proc. 77-37, for purposes of applying the 50% safe harbor threshold discussed above, contemplates that the valuation of the stock will occur at the date of the reorganization. However, there is no controlling authority establishing the date of reorganization is the date at which the valuation should occur. If the proper valuation date is the date of the Merger Agreement, rather than the effective date of the merger, and the consideration subject to the Holdback Arrangement is considered non-stock consideration in the continuity of interest analysis, there is a risk that continuity of interest would not exist. If the proper valuation date for determining continuity of interest is the effective date of the merger, whether continuity of interest exists will depend upon the value of the Mobility stock at that date.



     Examples. The following examples illustrate the differing outcomes depending upon the value of Mobility stock, the time at which the value is determined, and the effect of the Holdback Arrangement. For purposes of these examples, assume that the value of Mobility's common stock at the closing date of the merger, is $1.97 per share which was the closing price on July 15, 2002. Assume also that the value of the Mobility common stock on the date of the signing of the merger agreement was $1.28 per share which was the closing price on the last trading day preceding the execution date of the agreement. The Holdback Arrangement covers 500,000 shares of Mobility and $1,000,000 of cash. Accordingly, in the following examples 2,600,000 shares and $3,250,000 are not subject to the Holdback Arrangement.



          Example 1. If the contract date, that is March 23, 2002, is the date for determining the value of the merger consideration and if the consideration subject to the Holdback Arrangement is disregarded entirely, the percentage of equity in iGo exchanged for Mobility stock is approximately 50.59% ([2,600,000 shares X $1.28] / [$3,250,000 +
     $3,328,000]). Continuity of interest would likely exist as a result of this percentage.



          Example 2. If the contract date is considered the proper valuation date and the entire amount of consideration subject to the Holdback Arrangement is considered in determining continuity of interest but is considered non-stock consideration, the percentage of equity in iGo exchanged for stock in Mobility is approximately 40.49% ($3,328,000 / [6,578,000 + $1,640,000]). It is unlikely that this percentage would establish continuity of interest.



          Example 3. If the closing date is the proper date for determining continuity of interest, and assuming a price of $1.97 per share for Mobility common stock, but disregarding the Holdback Arrangement, the percentage of equity in iGo exchanged for equity in Mobility is approximately 61.18% ([$1.97 X 2,600,000] / [$5,122,000 + $3,250,000]).
     This percentage should establish continuity of interest.



          Example 4. If the merger closing date is the proper date for determining continuity of interest, and assuming a price of $1.97 per share for Mobility common stock and that the entire amount of consideration subject to the Holdback Arrangement is included in the calculation as non-stock consideration, the percentage of equity interest in iGo exchanged for stock in Mobility is approximately 49.45% ($5,122,000 / [$8,372,000 + $1,985,000]). More likely than not, this percentage will constitute sufficient equity for continuity of interest.



     Tax Consequences if Merger is a Reorganization. If continuity of interest exists in the merger so that it is considered a reorganization, the merger will have the following federal income tax consequences for the stockholders of iGo:



     - To the extent that you receive Mobility common stock in exchange for iGo common stock, other than stock from the Holdback Arrangement, you will not recognize capital gain or loss, but you may recognize dividend income or capital gains with respect to the cash payment and any stock or cash you receive from the Holdback Arrangement.



     - To the extent that you receive cash in exchange for iGo common stock, the gain you recognize will be capital gain unless the exchange "has the effect of the distribution of a dividend" in which case you would generally have ordinary income. In order to determine whether the exchange has the effect of the distribution of a dividend, your receipt of cash should be analyzed as if, first, you received solely Mobility common stock in exchange for your iGo common stock and then the cash paid reduces your Mobility common stock, in a taxable redemption, to the number of shares of Mobility stock that you actually received. The deemed redemption will be treated as a sale or exchange of the shares and not the distribution of a dividend only if the deemed redemption of your Mobility shares satisfies one or more of the provisions of Section 302(b) of the Code. This determination is made separately for each stockholder of iGo. Assuming that the redemption satisfies the requirements of one or more of the provisions of Section 302(b) of the Code and you have held your iGo shares for more than 12 months at the time of the merger, any gain on such redemption will be a long-term capital gain.



     - If the deemed redemption does not satisfy one or more of the provisions of Section 302(b) of the Code, it will be treated as a distribution that is subject to Section 301 of the Code. In such case, the cash proceeds will be treated first as a dividend (taxed as ordinary income) to the extent of iGo's current and accumulated earnings and profits at the time of the merger (on a pro rata basis taking into account other Section 301 distributions made by iGo during the year, including other deemed redemptions resulting from the merger that are treated as Section 301 distributions). To the extent the cash received exceeds your ratable share of accumulated earnings and profits, the excess will be treated as capital gain.



     - Any Mobility stock that you receive from the Holdback Arrangement will likely be treated as boot and subjected to the same analysis described above with respect to cash, except such stock will be valued at the fair market value of the Mobility common stock when it is received by you. The tax basis in such shares will equal to fair market value at the date you own the shares.



     - A portion of any stock or cash received under the Holdback Arrangement will be treated as interest, and therefore taxable at ordinary income rates. In allocating interest to any stock received from the Holdback Arrangement, the fair market value of the stock at the time it is transferred to the iGo stockholders must be determined. This fair market value will be discounted to the date of the merger, using the short term applicable Federal rate at the time of the merger, compounded annually. The difference will be considered interest. The same discounting procedure will apply to any cash received from the Holdback Arrangement.



     - The aggregate tax basis of the Mobility common stock received by you in the merger, (excluding stock under the Holdback Arrangement but including any fractional shares of Mobility common stock deemed received and exchanged for cash), will be equal to the aggregate adjusted tax basis of the iGo stock exchanged in the merger, reduced by any amount of cash that you receive in the merger for the iGo common stock surrendered, and increased by the amount of cash treated as a dividend and the amount recognized as a capital gain.



     - The holding period of the Mobility common stock received by you in the merger, other than stock from the Holdback Arrangement, will include the holding period of the iGo common stock surrendered in exchange for Mobility common stock.



     Tax Consequences if Merger is Not a Reorganization. If continuity of interest does not exist, the merger would not be a reorganization under Section 368(a) of the Code, and the Service would likely assert that the transaction should be treated as if iGo sold all of its assets to Mobility in a taxable transaction in exchange for stock and cash, and that iGo subsequently distributed such property to its stockholders in exchange for their iGo shares. If continuity of interest does not exist, the merger will have the following federal income tax consequences for the stockholders of iGo if the Service attempted to recharacterize the merger as described above:



     - iGo will recognize gain for federal income tax purposes equal to the difference between the fair market value of property, including any cash, delivered in connection with the merger, over its adjusted basis of its assets.



     - The iGo stockholders will recognize gain or loss equal to the difference between (i) the fair market value of Mobility common stock received by them and any cash received in connection with the merger, over (ii) their tax basis of their shares of iGo.



     - A portion of any stock or cash received under the Holdback Arrangement will be treated as interest, and therefore taxable at ordinary income rates. In allocating interest to any stock received from the Holdback Arrangement, the fair market value of the stock at the time it is transferred to the iGo stockholders must be determined. This fair market value will be discounted to the date of the merger, using the short term applicable Federal rate at the time of the merger, compounded annually. The difference will be considered interest. The same discounting procedure will apply to any cash received from the Holdback Arrangement.



     - The tax basis of Mobility common stock received in the merger will equal the fair market value of the shares at the date you own the shares.



     - Mobility stockholders will not recognize gain or loss as a result of the merger.



     Jackson Walker, LLP, counsel to Mobility has opined that subject to certain assumptions and based upon written representations from iGo and Mobility, more likely than not the merger will constitute a reorganization within the meaning of Code Section 368(a). In rendering this opinion, counsel assumed that the value of Mobility stock for applying the continuity of interest analysis was $1.97 per share, the closing price on July 15, 2002, and that in valuing the Holdback Arrangement all consideration would be valued at fair market value using $1.97 per share for the stock subject to the Holdback Arrangement.



     Neither Mobility nor iGo will request a ruling from the Service in connection with the merger. As a result, there can be no assurance that the Service will not disagree with or challenge any of the conclusions described above.



     The cash and stock issuable to you in the merger is subject to withholding taxes to the extent required under U.S. federal or state, local or foreign law. The foregoing summary is for general information only, and is not intended to constitute, and shall not be construed to any extent as, legal, tax, or financial advice. You are strongly urged to consult your own tax advisor to determine the particular tax consequences to you from the merger offer in light of your specific circumstances.


ACCOUNTING TREATMENT

     Mobility intends to account for the merger using the purchase method. Mobility will allocate the estimated purchase price to the acquired assets and assumed liabilities of iGo. To the extent the total purchase price is less than the historical cost basis of the assets acquired and liabilities assumed, Mobility will record a pro rata reduction of the amounts that otherwise would have been assigned to the acquired assets, except for current assets.

RESALE OF MOBILITY STOCK

     The sale of shares of Mobility common stock issuable in connection with the merger has been registered under the Securities Act of 1933, as amended. Accordingly, there will be no federal securities law restrictions upon the resale or transfer of the shares by stockholders, except for those stockholders who are considered affiliates of Mobility as that term is defined in Rule 144 and Rule 145 adopted under the Securities Act.

     The Mobility common stock received by those stockholders who are considered to be affiliates of Mobility may be resold without registration only as provided for by Rule 145 or as otherwise permitted under the Securities Act. Persons who may be considered to be affiliates of Mobility generally include individuals or entities that control, are controlled by or are under common control with Mobility and may include the executive officers and directors of Mobility.

EXPENSES OF THE MERGER

     Except as otherwise provided for by the termination fee arrangement, the merger agreement provides that all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring the cost or expense, whether or not the merger is consummated.

                        COMPARISON OF STOCKHOLDER RIGHTS

     Mobility and iGo are incorporated under the laws of the State of Delaware. In accordance with the merger agreement, at the effective time of the merger, the holders of iGo common stock will be entitled to receive Mobility common stock and cash in exchange for their shares of iGo common stock. Your rights as a Mobility stockholder will be governed by Delaware law, Mobility's certificate of incorporation and bylaws. The following is a comparison of the material rights of Mobility stockholders and iGo stockholders under each company's organizational documents and the statutory framework in Delaware.


     Copies of the certificates of incorporation and bylaws of Mobility and iGo were previously filed with the Securities and Exchange Commission. See "Additional Information" on the inside front cover of this document and "Where You Can Find More Information" on page 138. The following description does not purport to be complete and is qualified by reference to Delaware law, and the certificates of incorporation and bylaws of Mobility and iGo.



                                               MOBILITY                           IGO
                                               --------                           ---
AUTHORIZED CAPITAL STOCK -- VOTING
  RIGHTS..........................  105 million, of which (1) 90     55 million, of which (1) 50
                                    million are shares of common     million are shares of common
                                    stock, par value $0.01 per       stock, par value $0.001 per
                                    share, and (2) 15 million are    share, and (2) 5 million are
                                    shares of preferred stock, par   shares of preferred stock, par
                                    value $0.01 per share. Each      value $0.001 per share. Each
                                    share of Mobility common stock   share of iGo common stock
                                    entitles its holder to cast      entitles its holder to cast
                                    one vote on matters as to        one vote on matters as to
                                    which voting is permitted or     which voting is permitted or
                                    required by Delaware law,        required by Delaware law,
                                    including the election of        including the election of
                                    directors, amending the          directors, amending the
                                    certificate of incorporation,    certificate of incorporation,
                                    mergers and other                mergers and other
                                    extraordinary transactions.      extraordinary transactions.
BOARD OF DIRECTORS SIZE OF
  BOARD...........................  The board of directors must      The board of directors must
                                    have at least one director.      have at least 3 but not more
                                    The exact number is determined   than 5 directors. The exact
                                    from time to time by the         number is 5 until changed by a
                                    entire board of directors.       bylaw adopted by the
                                    Mobility currently has 7         stockholders or by the board
                                    directors.                       of directors. iGo currently
                                                                     has 4 directors.
QUALIFICATION OF DIRECTORS........  Directors need not be            Same as Mobility.
                                    stockholders.
REMOVAL OF DIRECTORS..............  A director may be removed        Any director or the entire
                                    either with or without cause     board of directors may be
                                    at any Special Meeting of        removed, with cause, by the
                                    stockholders by the              holders of a majority of the
                                    affirmative vote of a majority   shares then entitled to vote
                                    of shares present, in person     at an election of directors.
                                    or by proxy, and entitled to     Any director may be removed
                                    vote for the election of the     without cause by the
                                    director. Notice of the          affirmative vote of the
                                    intention to remove a director   holders of at least 66 2/3% of
                                    must be provided in the notice   the voting power of the then
                                    calling the meeting.             outstanding shares of stock.

                                               MOBILITY                           IGO
                                               --------                           ---
CUMULATIVE VOTING.................  None.                            Same as Mobility.
CLASSES OF DIRECTORS..............  The board of directors is        All directors are elected at
                                    classified into three classes    each annual meeting.
                                    of directors -- designated
                                    Class I, Class II and Class
                                    III. Each class consists, as
                                    nearly as possible, of
                                    one-third of the total number
                                    of directors constituting the
                                    entire board of directors.
                                    Class I directors serve
                                    one-year terms; Class II
                                    directors serve two-year
                                    terms; and Class III directors
                                    serve three-year terms.
VACANCIES ON THE BOARD............  Vacancies and newly-created      Same as Mobility.
                                    directorships are filled by a    Additionally, vacancies that
                                    majority vote of the remaining   result from the action of
                                    directors, even though less      stockholders or by court order
                                    than a quorum.                   are filled by the
                                                                     stockholders.
BOARD QUORUM AND VOTE
  REQUIREMENTS....................  A majority of the number of      A majority of the authorized
                                    directors fixed by the bylaws    number of directors
                                    constitutes a quorum. The        constitutes a quorum. The
                                    affirmative vote of a majority   affirmative vote of a majority
                                    of directors present at a        of the directors present at a
                                    meeting at which there is a      meeting at which there is a
                                    quorum constitutes action by     quorum constitutes action by
                                    the board of directors.          the board of directors.
STOCKHOLDER ANNUAL MEETINGS.......  Date, time and place of the      Date, time and place of the
                                    annual meeting is determined     annual meeting is determined
                                    by the board of directors.       by resolution of the board of
                                    Notice must be mailed to         directors. The same notice
                                    stockholders no less than 10     requirements as Mobility
                                    and no more than 60 days prior   apply.
                                    to the meeting.
STOCKHOLDER SPECIAL MEETINGS......  Special meetings may be called   Special meetings may be called
                                    by the board of directors, by    at any time by the board of
                                    the Chairman of the Board, or    directors, by the Chairman of
                                    by the President.                the Board, by the President,
                                                                     or by one or more stockholders
                                                                     holding 50% or more of the
                                                                     shares entitled to vote at
                                                                     that meeting.
STOCKHOLDER QUORUM REQUIREMENTS...  The presence, in person or by    Same as Mobility.
                                    proxy, of the holders of a
                                    majority of the outstanding
                                    shares of capital stock
                                    entitled to vote at the
                                    meeting constitutes a quorum.
ACTION BY WRITTEN CONSENT.........  Stockholders may not take        Same as Mobility.
                                    action by written consent.
                                    Directors may take action by
                                    written consent without a
                                    meeting.

                                               MOBILITY                           IGO
                                               --------                           ---
NOTICE REQUIREMENTS FOR
  STOCKHOLDER NOMINATIONS AND
  OTHER PROPOSALS.................  Mobility's bylaws do not         In general, to bring a matter
                                    contain an advance notice        before an annual meeting or to
                                    requirement to nominate a        nominate a candidate for
                                    candidate for director or        director, a stockholder must
                                    submit stockholder proposals.    give notice of the proposed
                                                                     matter or nomination not less
                                                                     than 90 days prior to the date
                                                                     of the annual meeting.
                                                                     If notice of an annual meeting
                                                                     is not given within 100 days
                                                                     before the annual meeting, the
                                                                     stockholder notice must be
                                                                     received no later than the
                                                                     close of business on the 10th
                                                                     day following the day on which
                                                                     notice of the annual meeting
                                                                     was mailed or announced
                                                                     publicly.
AMENDMENTS TO ORGANIZATIONAL
  DOCUMENTS CERTIFICATE OF
  INCORPORATION...................  Amendments generally must be     Under Article VII of the
                                    approved by the board of         certificate of incorporation,
                                    directors and by a majority of   any amendments to Article II
                                    the outstanding stock entitled   of the bylaws concerning
                                    to vote on the amendment, and,   stockholder meetings requires
                                    if applicable, by a majority     the affirmative vote of
                                    of the outstanding stock of      66 2/3% of the voting power of
                                    each class or series entitled    the then outstanding shares of
                                    to vote on the amendment as a    stock. Moreover, to change the
                                    class or series.                 voting requirement set forth
                                                                     above, an affirmative vote of
                                                                     66 2/3% is required.
BYLAWS............................  In general, Mobility's bylaws    iGo's bylaws may be altered,
                                    may be altered, amended or       amended or repealed by the
                                    repealed by the affirmative      affirmative vote of a majority
                                    vote of a majority of the        of the shares entitled to
                                    directors at any meeting of      vote. If the number of
                                    the board of directors at        authorized directors is set
                                    which a quorum is present.       forth in the certificate of
                                    Under Delaware law, in           incorporation, then the
                                    general, Mobility's bylaws may   authorized number of directors
                                    also be amended or repealed by   may be changed only by
                                    a majority of the stockholders   amendment of the certificate
                                    entitled to vote.                of incorporation. Subject to
                                                                     the rights of stockholders,
                                                                     the board of directors may
                                                                     also make, alter, repeal or
                                                                     amend the bylaws, other than a
                                                                     bylaw changing the authorized
                                                                     number of directors.
EXCULPATION.......................  A director shall not be          Same as Mobility.
                                    personally liable to the
                                    company for monetary damages
                                    for breach of fiduciary duty
                                    as a director.

                                               MOBILITY                           IGO
                                               --------                           ---
INDEMNIFICATION...................  In general, the bylaws provide   In general, the bylaws provide
                                    for the indemnification of any   for indemnification, to the
                                    director or officer against      fullest extent authorized by
                                    any liability, reasonable        Delaware law, for each
                                    expense or other matter          individual against expenses,
                                    whatsoever to the fullest        judgments, fines, settlements
                                    extent permitted by Delaware     and other amounts actually
                                    law and authorized by the        incurred in connection with
                                    board of directors.              any proceeding because of his
                                                                     or her status as a director or
                                    Mobility may advance expenses    officer of iGo.
                                    to a director or officer in
                                    connection with any proceeding   iGo shall pay expenses
                                    in which a director or officer   incurred in defending any
                                    is involved by reason of the     action or proceeding following
                                    fact that he is or was an        board authorization if the
                                    officer or director, was         indemnified party agrees to
                                    acting as an officer or          repay such amount if it shall
                                    director or was serving at the   ultimately be determined that
                                    request of Mobility.             the indemnified party is not
                                                                     entitled to indemnification.
DIVIDENDS/DISTRIBUTIONS...........  Under Delaware law, the          Same as Mobility.
                                    directors of Mobility may
                                    declare and pay dividends out
                                    of its surplus or net profits
                                    if there is no surplus. The
                                    bylaws permit the board to
                                    declare and pay dividends in
                                    cash, property or shares of
                                    stock.

                              UNAUDITED PRO FORMA
             CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION


     The following unaudited pro forma condensed combined consolidated financial information gives effect to the merger using the purchase method of accounting, after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma condensed combined consolidated balance sheet is based on the individual balance sheets of Mobility and iGo appearing elsewhere in this proxy statement/prospectus and have been prepared as if the merger had been effective on March 31, 2002 after giving effect to the purchase accounting and other related adjustments. The unaudited pro forma condensed combined consolidated statements of operations combine the individual statements of operations of Mobility and iGo appearing elsewhere in this proxy statement/prospectus for the three months and year ended March 31, 2002 and December 31, 2001, respectively, as if the combination had taken place on January 1, 2001 after giving effect to the purchase accounting and other related adjustments.


     The unaudited pro forma combined financial information reflects the application of the purchase method of accounting for the merger. Under this method of accounting, the purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the closing. Estimates of the fair values of iGo's assets and liabilities have been combined with recorded values of the assets and liabilities of Mobility. However, changes to the adjustments included in the unaudited pro forma combined financial data are expected as evaluations of assets and liabilities are completed and as additional information becomes available. Accordingly, the final pro forma combined amounts will differ from those set forth in the unaudited pro forma combined financial data.

     For the purpose of preparation of the unaudited pro forma condensed combined consolidated balance sheet, direct acquisition costs (which the companies anticipate will be approximately $700,000) were included. The estimate of direct acquisition costs is preliminary and subject to change.

     Certain financial statement balances of iGo have been reclassified to conform with Mobility's financial statement presentation.


     The unaudited condensed combined consolidated financial information does not purport to be indicative of the operating results or the financial position that would have actually occurred if the merger had been in effect on the dates indicated, nor are they necessarily indicative of future operating results or financial position of the merged companies. The pro forma adjustments are based on the information available as of the date of this proxy statement/prospectus. The unaudited pro forma combined condensed consolidated information does not give effect to any cost savings or synergies that may result from the integration of Mobility's and iGo's operations. No assurances can be given with respect to the ultimate level of revenues or cost savings. Please read the sections entitled "CAUTIONARY NOTE ABOUT FORWARD LOOKING STATEMENTS" and "RISK FACTORS" for additional information.

       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET


                              OF MOBILITY AND iGO


                                 MARCH 31, 2002



                                                           HISTORICAL
                                                       ------------------    PRO FORMA     PRO FORMA
                                                       MOBILITY     IGO     ADJUSTMENTS    COMBINED
                                                       --------   -------   -----------    ---------
                                                                      (IN THOUSANDS)
                                               ASSETS
Current assets:
Cash and cash equivalents............................  $14,744    $ 4,837     $(5,100)(a)   $14,481
  Accounts receivable, net...........................    4,784      3,023          --         7,807
  Note receivable, net...............................       --        289          --           289
  Inventories, net...................................    3,610      1,712          --         5,322
Prepaid expenses and other current assets............      168        758          --           926
                                                       -------    -------     -------       -------
     Total current assets............................   23,306     10,619      (5,100)       28,825
Property and equipment, net..........................    1,758      2,027        (300)(b)     3,485
Other assets, net....................................    3,500        657        (612)(c)     3,545
Goodwill and intangible assets with indefinite lives,
  net................................................    5,935         --          --         5,935
                                                       -------    -------     -------       -------
     Total assets....................................  $34,499    $13,303     $(6,012)      $41,790
                                                       =======    =======     =======       =======

                                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable...................................  $ 4,069    $ 1,153          --       $ 5,222
  Accrued expenses and other current liabilities.....    1,898      1,902         700(d)      4,500
  Accrued liability related to business
     acquisition.....................................       --         --          --            --
  Current portion of capital lease obligations and
     long-term debt..................................       --        108          --           108
  Short-term borrowings..............................       --         18          --            18
                                                       -------    -------     -------       -------
     Total current liabilities.......................    5,967      3,181         700         9,848
Long-term portion of capital lease obligations and
  long-term debt.....................................       --         17          --            17
                                                       -------    -------     -------       -------
     Total liabilities...............................    5,967      3,198         700         9,865
Total stockholders' equity...........................   28,532     10,105      (6,712)(e)    31,925
                                                       -------    -------     -------       -------
Total liabilities and stockholders' equity...........  $34,499    $13,303     $(6,012)      $41,790
                                                       =======    =======     =======       =======



 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED


                            STATEMENT OF OPERATIONS


                              OF MOBILITY AND IGO


                       THREE MONTHS ENDED MARCH 31, 2002



                                                          HISTORICAL
                                                      ------------------    PRO FORMA     PRO FORMA
                                                      MOBILITY     IGO     ADJUSTMENTS    COMBINED
                                                      --------   -------   -----------    ---------
                                                        (IN THOUSANDS, EXCEPT SHARE RELATED DATA)
Revenue:
  Net product sales.................................  $ 6,603    $ 4,767        --         $11,370
  Technology transfer fees..........................      316         --        --             316
                                                      -------    -------      ----         -------
     Total revenue..................................    6,919      4,767        --          11,686
Cost of revenue:....................................    5,074      3,047        --           8,121
                                                      -------    -------      ----         -------
     Gross profit...................................    1,845      1,720        --           3,565
                                                      -------    -------      ----         -------
Operating expenses:
  Marketing and sales...............................    1,460      1,838        --           3,298
  Research and development..........................    1,293        435        --           1,728
  General and administrative........................    1,649      1,830       (50)(f)       3,429
                                                      -------    -------      ----         -------
     Total operating expenses.......................    4,402      4,103       (50)          8,455
                                                      -------    -------      ----         -------
     Loss from operations...........................   (2,557)    (2,383)       50          (4,890)
Other income (expense):
  Interest income (expense), net....................      254         27        --             281
  Other, net........................................      (38)        --        --             (38)
                                                      -------    -------      ----         -------
     Loss before provision for income taxes and
       cumulative effect of change in accounting
       principle....................................   (2,341)    (2,356)       50          (4,647)
Provision for income taxes..........................       --         --        --              --
                                                      -------    -------      ----         -------
     Loss before cumulative effect of change in
       accounting principle.........................   (2,341)    (2,356)       50          (4,647)
Cumulative effect of change in accounting
  principle.........................................       --       (591)       --            (591)
                                                      -------    -------      ----         -------
     Net loss.......................................  $(2,341)   $(2,947)     $ 50         $(5,238)
                                                      =======    =======      ====         =======
Loss per share -- basic and diluted:
  Loss before cumulative effect of change in
     accounting principle...........................  $ (0.15)                             $ (0.26)
Cumulative effect of change in accounting
  principle.........................................       --                                (0.03)
                                                      -------                              -------
  Loss per share....................................  $ (0.15)                             $ (0.29)
                                                      =======                              =======
Weighted average common shares outstanding:
     Basic and diluted..............................   15,371                               17,971
                                                      =======                              =======



 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                              OF MOBILITY AND IGO
                          YEAR ENDED DECEMBER 31, 2001


                                                        HISTORICAL
                                                    -------------------    PRO FORMA     PRO FORMA
                                                    MOBILITY     IGO      ADJUSTMENTS    COMBINED
                                                    --------   --------   -----------    ---------
                                                      (IN THOUSANDS, EXCEPT SHARE RELATED DATA)
Revenue:
  Net product sales...............................  $ 27,925   $ 28,886          --      $ 56,811
  Technology transfer fees........................       400         --          --           400
                                                    --------   --------     -------      --------
     Total revenue................................    28,325     28,886          --        57,211
  Cost of revenue:................................    25,703     24,435          --        50,138
                                                    --------   --------     -------      --------
     Gross profit.................................     2,622      4,451          --         7,073
                                                    --------   --------     -------      --------
Operating expenses:
  Marketing and sales.............................     8,129     11,855          --        19,984
  Research and development........................     5,598      2,590          --         8,188
  General and administrative......................     9,957     22,020      (3,699)(g)    28,278
                                                    --------   --------     -------      --------
     Total operating expenses.....................    23,684     36,465      (3,699)       56,450
                                                    --------   --------     -------      --------
     Loss from operations.........................   (21,062)   (32,014)      3,699       (49,377)
Other income (expense):
  Interest income (expense), net..................     1,313         --          --         1,313
  Other, net......................................        65        166          --           231
                                                    --------   --------     -------      --------
     Loss before provision for income taxes.......   (19,684)   (31,848)      3,699       (47,833)
Provision for income taxes........................        --         --          --            --
                                                    --------   --------     -------      --------
     Net loss.....................................  $(19,684)  $(31,848)    $ 3,699      $(47,833)
                                                    ========   ========     =======      ========
Loss per share:
     Basic and diluted............................  $  (1.33)                            $  (2.75)
                                                    ========                             ========
Weighted average common shares outstanding:
     Basic and diluted............................    14,809                               17,409
                                                    ========                             ========



 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements

NOTE 1.  BASIS OF PRO FORMA PRESENTATION


     On March 23, 2002, Mobility and iGo entered into a merger agreement which will result in iGo becoming a wholly-owned subsidiary of Mobility in a transaction to be accounted for using the purchase method. The total estimated purchase price of approximately $7,343,000 includes Mobility common stock valued at $3,393,000, cash of $3,250,000 and estimated direct transaction costs of $700,000. This estimated purchase price does not include $1,000,000 of cash and 500,000 shares of Mobility common stock included in the merger consideration, which will be held in escrow as contingent consideration pending the outcome of certain criteria specified in the merger agreement, until one day following the first anniversary date of the transaction effective time.



     The unaudited pro forma condensed combined consolidated financial statements provide for the issuance of 2,600,000 shares of Mobility common stock, based upon an exchange ratio of 0.11895 of a share of Mobility common stock for each share of iGo common stock as of July 12, 2002. This does not include an additional 500,000 shares being held in escrow as described above. The average market price per share of Mobility common stock of $1.305 is based on an average of the closing prices for a range of trading days (March 21, March 22, March 25 and March 26, 2002) around the announcement date (March 23, 2002) of the proposed merger.


     The estimated total purchase price of the iGo merger is as follows (amounts in thousands):


Cash consideration..........................................  $3,250
Common stock................................................      26
Additional paid-in capital..................................   3,367
Direct acquisition costs....................................     700
                                                              ------
  Total.....................................................  $7,343
                                                              ======


     Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to iGo's assets and assumed liabilities. The historical cost basis of the assets and liabilities of iGo exceeded the sum of the purchase price allocated to such assets and liabilities. Accordingly, the excess amount of the cost has been allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired assets except for current assets. The preliminary estimated purchase price is allocated to the assets acquired and liabilities assumed as follows (amounts in thousands):

     Assets acquired and liabilities assumed:


Current assets..............................................  $ 8,769
Fixed assets................................................    1,727
Other assets................................................       45
Liabilities assumed.........................................   (3,198)
                                                              -------
  Total.....................................................  $ 7,343
                                                              =======


NOTE 2.  PRO FORMA ADJUSTMENTS

     Pro forma adjustments are necessary to allocate the estimated purchase price to iGo's tangible and intangible assets and liabilities based upon a preliminary estimate of their fair values. The unaudited pro forma condensed combined consolidated financial statements do not include any adjustments for liabilities resulting from integration planning, as management of Mobility and iGo are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately will be recorded for severance or relocation costs related to iGo employees, costs of vacating some facilities of iGo, or other costs associated with exiting activities of iGo are not reflected in the pro forma financial statements.

     Mobility has not identified any preacquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

     The pro forma adjustments included in the unaudited pro forma condensed combined consolidated financial statements are as follows:


          (a) Adjustment to record cash consideration of $3,250,000 to be paid to iGo shareholders, and $1,850,000 to be paid for a settlement agreement.


          (b) Adjustment to allocate the negative goodwill to reduce the historical amount of iGo's property and equipment.


          (c) Adjustment to write off the historical amount of iGo intangible assets.



          (d) Adjustment to record estimated direct acquisition costs.



          (e) Adjustments to stockholders' equity (amounts in thousands):



To record the estimated value of Mobility shares to be
  issued..................................................  $  3,393
To eliminate iGo's historical stockholders' equity........   (10,105)
                                                            --------
  Total...................................................  $ (6,712)
                                                            ========



          (f) Adjustment to record a reduction in depreciation expense resulting from the pro forma adjustment to property and equipment proportional to the difference between historical value and the allocated purchase price of iGo property and equipment -- see (b).



          (g) Adjustments to general and administrative expenses (amounts in thousands):



To eliminate amortization expense associated with
  historical iGo goodwill, as iGo historical goodwill has
  been written-off to zero value -- see (c)................  $(3,499)
To record a reduction in depreciation expense resulting
  from the pro forma adjustment to property and equipment
  proportional to the difference between historical value
  and the allocated purchase price of iGo property and
  equipment -- see (b).....................................     (200)
                                                             -------
  Total....................................................  $(3,699)
                                                             =======


NOTE 3.  IMPAIRMENT OF ASSETS

     As described in Note 16 to the iGo Corporation Consolidated Financial Statements, during the fourth quarter of 2001, iGo recorded a write-down of approximately $9,457,000 relating to the impairment of goodwill. The amount of this write-down is included in general and administrative expenses in the accompanying Consolidated Statements of Operations of iGo. No pro forma adjustment has been made for this charge.

NOTE 4.  PRO FORMA LOSS PER SHARE

     Pro forma basic and diluted loss per share are based on the weighted average number of shares of Mobility common stock outstanding and the weighted average number of shares of iGo common stock outstanding multiplied by the exchange ratio.

                         INFORMATION REGARDING MOBILITY

                              BUSINESS OF MOBILITY

THE COMPANY

     Mobility's mission is to provide innovative mobile computing solutions for notebook computer, PDA, pocket PC, Tablet PC and other mobile computing device users. We currently pursue this mission through the design, development and marketing of products and technologies in four major categories: power products and accessories, Split Bridge(R) technology and related CardBus docking products, expansion products, and handheld connectivity and accessory products. For the year ended December 31, 2001, our revenues were derived primarily from sales of power products and accessories and expansion products.

     Our major competitive advantage is the development and marketing of unique products that combine proprietary technology with innovative features and capabilities. We offer our solutions through a broad range of distribution channels and we have significant technology and intellectual property in each of our product categories.

     Our objective is to be the leading provider of a broad range of innovative mobile computing products and technologies. Key elements of our strategy include:

     Leverage Technological Leadership. We intend to continue to exploit the development and use of our Split Bridge(R) technology, power product technology, expansion technology, CardBus technology, and handheld technology and invest in research and development of appropriate related advanced technologies. We intend to use this technological leadership position to develop and market highly differentiated products.

     Maximize Penetration in the Mobile Computing Market. We intend to capitalize on our current strategic position in the mobile computing market by continuing to introduce high-technology products that suit the needs of a broad range of users in each of our major product areas. It is our goal to be a market leader in each of the product solution categories in which we will compete, and to offer mobile users unique, innovative solutions that provide value-add that previously did not exist. To effectively leverage our product portfolio, we also intend to actively pursue corporate and product branding initiatives.

     Establish Licensing and Strategic Partnerships. We have licensed and intend to continue to license our Split Bridge(R) technology and to enter into strategic alliances in order to realize the market potential of the technology. These activities will specifically include exploiting existing licensing and strategic relationships we currently have with 2C Computing, Inc., Cybex Computer Products Corporation (d/b/a Avocent -- Huntsville), LSI Logic Corporation, Philips Semiconductor, Inc., Molex Incorporated, National Instruments Corporation and others, as well as expanding current strategic partnerships and establishing a wide variety of additional relationships.

     Broaden Distribution Capabilities Worldwide. We currently sell our products worldwide through distributors, value-added resellers, retailers and private label partners. We believe that broadening the distribution of our products through strategic alliances with a variety of companies within the computer industry is a critical element in establishing our technology and products as industry standards.

     Expand OEM Relationships. We intend to provide a broad range of products for computer original equipment manufacturers, or OEMs, by partnering with OEMs globally in a manner that meets their current and future connectivity and remote PCI bus requirements. We will also work with both OEMs and other industry partners, such as chip makers and power product technology partners to design and implement solutions that can meet the integrated requirements of OEMs.

     Pursue Strategic Acquisitions. We intend to evaluate opportunities to acquire complementary businesses, technologies and products that can benefit from a broad portfolio of technologies. We also plan to pursue acquisitions that will enable us to offer products and features, in keeping with our mobile computing solutions mission, to better serve our customers or to more fully realize the market potential of our technology base, to more rapidly develop and bring to market advanced technology, to expand distribution capabilities and to penetrate other targeted markets or geographic locations.

     In February 2002, we acquired Portsmith, Inc., an industry leader in providing connectivity solutions for handheld computing devices. This acquisition provides us with an entrance into the rapidly growing handheld computing device market and reinforces our focus on delivering powerful mobile computing solutions. Portsmith currently provides a range of Ethernet, modem, and other connectivity products for the most popular handheld devices such as Palm, Handspring Visor, Compaq IPAQ, and other mainstream PDA products, and intends to undertake a number of important product development programs that expand on these solutions.

     On March 25, 2002, we announced our execution of a definitive agreement to acquire iGo Corporation, a leading mobile computer solution provider. The closing of this transaction is subject to certain material conditions precedent being satisfied, including, without limitation, the approval by iGo stockholders and the declared effectiveness by the Securities and Exchange Commission of a registration statement, which registers the issuance of the shares of our common stock to be issued to the iGo stockholders in such transaction

     We were formed as a limited liability company under the laws of the State of Delaware in May 1995, and were converted to a Delaware corporation by a merger effected in August 1996, in which we were the surviving entity. We changed our name from "Electronics Accessory Specialists International, Inc." to "Mobility Electronics, Inc." on July 23, 1998. Our principal executive offices are located at 7955 East Redfield Road, Scottsdale, Arizona 85260, and our telephone number is (480) 596-0061. Unless otherwise indicated in this proxy statement/prospectus, references to "Mobility," "us,", "we" and "our" refer to Mobility Electronics, Inc. and shall include our predecessor, Electronics Accessory Specialists International, L.L.C.

INDUSTRY BACKGROUND AND THE MOBILITY SOLUTIONS

     PCI Computer Architecture and Split Bridge(R) Technology. Today the most prevalent computer architecture, which is incorporated into virtually all computer systems and in many related embedded processor applications, uses the peripheral component interface, or PCI, bus. However, the PCI bus has a number of key limitations, most notably a constraint on the number of lines, or circuits, and loads that can be attached to it. Historically, these limitations have been mitigated to some extent by attaching a bridge chip to the PCI bus, which in turn permits a number of additional loads or peripherals to be attached to a secondary PCI bus, which is also connected to the bridge chip. This procedure has the major limitation of requiring the secondary PCI bus to be located on the main PCI bus printed circuit board, or PCB, or attached physically by a connector which enables extension of the secondary PCI bus to a maximum of approximately three inches from the main PCB. Consequently, the industry today faces a number of physical and electrical constraints when designing a computer system, and has been unable to move the secondary PCI bus more than a few inches from the primary PCI bus. Additionally, traditional communication protocols, such as USB, IEEE 1394, Ethernet and SCSI, which attempt to address these limitations, have numerous disadvantages since they generally require a processor, extensive software and other related items.

     Our Split Bridge(R) technology addresses the limitations of traditional PCI bus technology and architecture by allowing the primary PCI bus of most portable computer models to be extended to a remote location. This is accomplished through the use of our Split Bridge(R) chips, which are like any other bridge chip, except they are divided into two halves separated by a high speed link. This allows one or more Split Bridge(R) chips to be attached to the primary computer PCI bus, with the mating Split Bridge(R) chips installed at a remote location along with the secondary PCI bus. Consequently, our Split Bridge(R) technology eliminates the requirement of having the secondary PCI bus on the primary PCI bus PCB, and thus eliminates many of the electrical constraints thereon. Additionally, Split Bridge(R) technology substantially reduces the physical space requirements on the primary PCB by eliminating the need for multiple traditional bridge chip connections and allows the connecting cable to be small and flexible. The first generation Split Bridge(R) chips were designed for distances of up to 15 feet. We believe future generations may extend this distance substantially.

     The following summarizes the advantages of Split Bridge(R) architecture:

     - Gigabit speed

     - Bi-directional

     - PCI superset (transfers bus, not data)

     - Full PCI bus compatibility

     - No processor requirements

     - No storage requirements

     - Minimal size, heat and power requirement

     - Highly upgradeable technology migration path

     - Small, flexible cable

     - Cost effective

     The introduction of Split Bridge(R) technology now enables architectural designs of computer systems and applications that previously were not feasible. The implementation of such new solutions can potentially include replacing current bridge chips with Split Bridge(R) chips, integrating Split Bridge(R) technology into other chips and technologies or using Split Bridge(R) technology to create new products and product categories in a variety of potential applications. We have licensed our Split Bridge(R) technology to a number of industry parties, including Cybex Computer Products Corporation (d/b/a
Avocent -- Huntsville), 2C Computing, Inc., LSI Logic Corporation, Philips Semiconductors, Inc., Molex Incorporated, MiTac, International Corporation, National Instruments Corporation, Asustek Computer Inc., Innolabs Corp. and Intel Corporation.

  SPLIT BRIDGE(R) DOCKING PRODUCTS

     The portable computer market, which is a rapidly growing segment of the personal computer industry, could benefit from solutions that address the inherent limitations on PCI bus architecture. Demand in this market has been fueled by advances in computer technology and the demand for computer mobility. According to IDC, a leading industry source, the market for portable computers, excluding handheld devices, is expected to grow at a compounded annual growth rate of 10.5% from 26.1 million units in 2001 to approximately 43.0 million units in 2005. Coupled with this trend toward portability, there has been an increased demand for portable computers in small and light form factors to accommodate the user's desire for greater portability convenience when traveling and/or working in mobile settings.

     Although portable computers provide users maximum portability and flexibility in mobile settings, portable computers alone are insufficient in providing users an ideal computing environment for prolonged usage in a fixed setting, when compared to the comfort of a traditional desktop setup. As a result, portable computing OEMs created docking products, port replicators and docking stations, that when used with a portable computer create a workstation that resembles the setup of a desktop computer. Port replicators are simple devices that provide users with a cable management system for peripherals such as full-sized keyboards, power cords, mice and monitors. Docking stations include basic port replicator features, as well as more advanced capabilities such as networking, PCI card slots and storage expansion devices. Attaching and releasing a portable computer from a port replicator or docking station is typically a one-step procedure that takes seconds to complete compared to the burdensome task of attaching or releasing each external devices separately. More important, when used with a full sized keyboard, external mouse, and an external monitor properly positioned at an ergonomically correct distance, a workstation is created to maximize user comfort and productivity.

     To date, there has not been a provider of a broadly compatible docking solution for use with many brands and models. OEMs have historically designed port replicators and docking stations that restricted use only within their own brands, and in many cases, for use with only a select number of models. OEM designed port replicators and docking stations connect to their respective portable computers via a mechanical connection, which often limits user flexibility in user workstation setup. The majority of the mechanical port replicators and docking stations offered by portable computing OEMs also restrict access to the ports of the notebook

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given that their respective devices are designed to merely replicate ports resident on the respective notebook attached to the device.

     Additionally, many leading portable computer OEMs are removing mechanical docking connectors from "value" priced portable computers, i.e., portable computer models typically priced below $1,499 which computers are marketed as ideal solutions for individuals, education users, and small and medium sized business use. As a result, these users do not have a docking product option offered by the respective portable computer OEM.

     We believe that the incorporation of our Split Bridge(R) technology in CardBus interfaced docking products can provide docking product users greater functionality and value compared to docking products offered by portable computing OEMs. Given that Split Bridge(R) extends the PCI bus of portable computers, Mobility docking products add new hardware ports and offer users expansion via industry standard drive bays and PCI slots, whereas docking products from portable computer OEMs merely replicate the functionality on their respective portable computer attached. Additionally, by using the industry standard CardBus interface available on majority of portable computers, Mobility docking products provide users greater flexibility in their workstation setup without the restrictions of mating a docking product to a proprietary connector.

     Our docking products offer mobile users greater compatibility by using the industry standard CardBus interface connection to a notebook computer. Given this type of connectivity, our products are enabled for use with multiple brands and models, providing broad compatibility greater than traditional mechanical interfaced docking products offered by portable computing OEMs. Our docking products also provide a solution for portable computer users lacking an option from the respective portable computer OEM.

     The primary CardBus interfaced docking product we currently offer is the EasiDock(R) 1000EV. This product enables users to connect most portable computers to a docking peripheral at a speed of 1.25+ gigabits, which is approximately 100 times faster than a USB peripheral. The EasiDock(R) 1000EV offers users key port replicator functionality providing connectivity via mouse, keyboard, serial, parallel, and USB ports. Additionally, the EasiDock(R) 1000EV includes 10/100 base T Ethernet networking and external video support for use with Windows 98SE, Millennium, 2000, and XP operating systems. We currently market our EasiDock(R) 1000EV to a variety of distributors, including Ingram Micro, Inc., and to value added resellers. We also intend to continue to pursue Split Bridge(R) docking solutions with computer OEMs, which products may be privately labeled at the request of the OEM.

  POWER PRODUCTS AND ACCESSORIES

     A major issue for the portable computer user is the requirement to power their portable computer or handheld device on the road. Many portable devices offer designs and form factors that support great portability and travel comfort; however, battery life limits prolonged usage in mobile settings. This problem is compounded particularly for mobile users that travel frequently via air or road. Current solutions require the use of multiple, model specific charging devices for different models, different computing devices, and different power sources. For the mobile user with several devices such as notebook computers, mobile phones and PDAs, there is extreme inconvenience to carry multiple power adapters and having access to a power source.

     Mobile users face several additional issues relating to powering mobile computing devices. First, mobile devices have limited battery life, which necessitates the need to frequently connect to a power source to recharge batteries and negatively impacts productivity. Second, power adapters shipped with notebook computers only offer power and charging from a wall outlet (AC source), which limits power source access for mobile users. Truly mobile users need access to power anywhere and everywhere -- office, air and auto. Third, the mobile user is inconvenienced given that notebook computers typically provide a single power adapter. Without a second "travel" adapter mobile users must crawl under their desks and grab their adapter when they are at home or on the road. Fourth, there are space constraints for frequent travelers. Mobile users typically carry a mobile phone and/or a PDA in addition to their notebook computer. Each device requires a separate power adapter. These adapters consume valuable space in users' notebook computer bags. Last, power connectors and device requirements are proprietary. As a result users must typically purchase their
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adapters from notebook computer, mobile phone and PDA manufacturers. This has a tendency to keep price points artificially high and limit easy access to adapter solutions.

     We believe that our company is well positioned to provide a variety of power solutions to mobile computing users. We currently offer a range of DC to DC, more commonly known as Auto/Air, power adapters that allow mobile computer users to power their computing device in a car, a boat, or an airplane. Our current major customers for these products include the computer original equipment manufacturers or OEMs, such as Compaq Computer Corporation, Gateway, Inc., Hewlett-Packard Company, IBM Corporation, Toshiba Corporation and others. We are also developing a variety of complementary power products that we plan to introduce in the latter part of 2002.

     In addition to power products, we also market a number of accessory products, such as monitor stands, portable device bays and portable computer stands. We expect to increase this offering in the future.

  HANDHELD PRODUCTS

     Today's connectivity devices for handheld PCs, also known as cradles, are designed to support the handheld PC as a companion product for use with either a portable or desktop computer. This limited functionality restricts mobile users who desire to use their handheld PC as their only mobile computing device when traveling and or communicating to a network. Other challenges facing handheld PC users is the difficulty of data input and output, the size and quality of the handheld video display, and connectivity desired to update, share, and present data.

     Handheld device OEMs, of both PDAs and pocket PCs, offer limited connectivity options that enable handheld PCs to communicate with networks, computer peripherals, and display devices without the presence of a portable or desktop computer.


     We believe that our connectivity and accessory products effectively fill gaps in the accessory offering of the leading handheld device OEMs, such as Palm, Handspring and Compaq, among others. We are uniquely positioned to leverage technology developed internally that enables us to create a flexible product offering to satisfy a variety of connectivity needs. Our leading connectivity products for handheld computers provide ethernet and external video presentation capabilities that are not offered by the handheld device OEMs. We have enjoyed success with these types of solutions with customers in vertical markets that deploy handheld devices as a mobile user's primary computing device. We believe that the outlook for our products in the handheld market is promising, and our technology is well suited to create both vertical market and mass market solutions that augment handheld computing as a viable alternative to portable computing. The recent sluggish sales in the handheld computing sector has not impacted current sales of our products, as the markets in which we currently participate tend to be fairly vertical. However, if sales in the handheld market do not improve, it could negatively impact sales of our future products.


     Our current product offering for handheld computers includes cradles that power the device and connect to the internet over an integrated Ethernet or modem in the cradle. These products are marketed to major OEMs such as Symbol Technologies, Inc. and Palm, Inc., and to the distribution channel, as well as to customers in vertical markets that deploy handheld devices as a mobile user's primary computing device. We also have products that provide handheld users external video presentation capabilities that we plan to begin marketing in mid-2002.

  EXPANSION PRODUCTS

     The PCI bus has become the standard I/O bus on every modern personal computer, and simply put, one of the most successful bus standards ever developed. Because of this success, the proliferation of PCI cards has been nothing short of explosive. As a result, the demand for additional PCI slots for increased functionality has followed the tremendous growth of PCI card usage. In addition, the demand for increased portability, flexibility, and performance in computing has followed the trend of smaller form factors and faster processing speeds.

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     Despite the demands for additional PCI slots and smaller form factors, computer manufacturers are not increasing the number of PCI slots on their desktop computers. Even worse, the majority of growth in the personal computing industry will be driven by the introduction and adoption of more powerful, portable and flexible laptop computers as primary computer devices which will replace desktop machines. Because of their architecture and small form factor, laptop computers do not have any PCI slots, and thus cannot support the added functionality of PCI cards. In response, computer users in various industries have become increasingly frustrated with their computing alternatives.

     Our acquisition of MAGMA in October 2000 solidified our market leadership position in the PCI expansion business by providing intellectual property, products, distribution channels, key customers, and additional resources that we believe will leverage our Split Bridge(R) technology and accelerate our growth and development in this market segment.

     Our family of PCI expansion products provides users of PCI-based systems the portability, flexibility, and performance needed for high-end computing applications. Users in industries such as audio/video editing, test and measurement, industrial automation, and telephony can now have scalable systems that could not previously be used in mobile settings because of system limitations. Hence, our products enable mobility for users and provide computing power and functionality not previously offered.

     We offer a variety of PCI slot expansion products, ranging from 1 slot to 13 slot configurations, to provide users the expansion lacking in desktop and portable computing devices. With the recent completion of our second-generation Split Bridge(R) chips, we began integrating our Split Bridge(R) technology in the expansion product area. This integration is still underway, and encompasses the development of new, low cost expansion products, new CardBus expansion products, and the marketing of Split Bridge(R) links in a variety of applications including test, measurement and printing. A Split Bridge(R) link includes two Split Bridge(R) chips, two connectors and a 1.25 gigabit bi-directional, high-speed cable.

     We currently market our expansion products to a broad range of customers, including value added reseller and OEMs such as DigiDesign, a division of Avid Technology, Inc., and Media 100, Inc.

STRATEGIC RELATIONSHIPS

     We have entered into a number of strategic relationships to develop and enhance our existing and future technology, product lines and market opportunities. We own or license all of our Split Bridge(R)technology, our expansion technology, our power product technology, and our card bus and handheld technology. These relationships include the following:

  TECHNOLOGY

     Cybex Computer Products Corporation (d/b/a Avocent-Huntsville) and 2C Computing, Inc. Avocent is a leader in providing KVM switches in the server market. 2C Computing is affiliated with Avocent and focuses on developing, manufacturing and selling digital extension products. In March 2000, we entered into a strategic partnership agreement with Avocent to pursue the development of new server, desktop and KVM switch systems, technology and products. As part of this strategic relationship: (i) we entered into a private label agreement with Avocent to sell Avocent our universal docking products; (ii) we agreed with Avocent to cross-license certain of our respective technologies for permitted applications; and (iii) Avocent purchased $5.0 million of our Series D preferred stock. Subsequently, the Series D preferred stock was converted to common stock. In July 2000, we entered into a strategic partner agreement with 2C Computing. As part of this strategic partner agreement: (i) we agreed with 2C Computing to cross-license certain of our respective technologies for permitted applications;
(ii) 2C Computing agreed to pay us a technology transfer fee of $2,000,000, payable over time, and (iii) we purchased a warrant from 2C Computing to acquire up to 10% of the fully-diluted capital stock of 2C Computing. Subsequently, we exercised this warrant. A major focus of our strategic partnership with Avocent and 2C Computing is the potential substantial extension of the distances over which Split Bridge(R) technology can be used and the potential use of Split Bridge(R) technology over a CAT 5 system. In March 2002, we signed an expanded license agreement with Avocent and 2C Computing which will further facilitate these efforts. In addition, in March 2002, we sold certain of our assets to Avocent relating
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to such expanded licensing arrangement, and granted to Avocent an option to purchase our equity interest in 2C Computing.

     LSI Logic Corporation. LSI is a major supplier of custom, high-performance semiconductors and is focused on building complete systems on a single chip. Pursuant to our strategic partnership, LSI completed development of two next generation chips, at its expense, which will enhance our docking products by eliminating the need for an external serialization/deserialization, or SerDes, chip. This development will reduce our costs and provide us expanded performance. Additionally, in October 2000, we entered into a license agreement with LSI pursuant to which we licensed to LSI the right to use our Split Bridge(R) technology to make and sell Split Bridge(R) chips, related to various royalty payments.

     Molex Incorporated. Molex is a major developer and manufacturer of connectors and cable. Together with Molex, we developed our proprietary connector and 1.25 gigabit bi-directional cable and connector for use with our Split Bridge(R) and docking technology. Molex is our sole supplier of certain system connectors for use with our universal docking products, has invested a significant amount of capital in this technology and continues to support the development of our Split Bridge(R) technology. Additionally, in December 2000, we entered into a license agreement with Molex, pursuant to which: (i) Molex was granted the right to make and sell Split Bridge(R) and docking solution connectors and cables; and (ii) we were granted the exclusive right to use certain of Molex's connector technology in Split Bridge(R) docking product applications.

     Philips Semiconductors, Inc. Philips, formerly VLSI Technology, Inc., is a leading designer, developer and manufacturer of ASIC chips. Together with Philips, we developed our proprietary first generation digital ASIC chip, which incorporates our Split Bridge(R) technology. Until the next generation chip is designed into all our products, Philips is our sole supplier of Split Bridge(R) technology ASIC chips for certain products.

     Arizona Digital, Inc. Arizona Digital is a developer of PCB boards that increase functionality of passive backplanes. Mobility intends to use this technology to reduce cost, increase performance and reliability of our expansion products, and to provide increased PCI slot expansion capabilities.

     Hipro. Hipro is a leading designer, developer, and manufacturer of a variety of AC power products for the computer industry. We have teamed with Hipro to develop, manufacture and market a number of unique new power products for the mobile computing user. We expect to launch our first co-developed product in the second half of 2002.

     National Instruments Corporation. National Instruments is a leading innovator of computer-based measurement and automation software and hardware. We entered into a cross-licensing agreement with National Instruments to leverage our Split Bridge(R) and CardBus technologies and to strengthen our respective opportunities in Split Bridge(R) technology, CardBus and test and measurement applications.

  CONTRACT MANUFACTURERS

     Solectron Corporation. Solectron is a leading, high quality contract manufacturer for the electronics industry. Solectron is currently the sole manufacturer of our Split Bridge(R) docking products in its Malaysian facility.

     Steman International. Steman is a leading manufacturer of high quality plastic injection molds and plastic components. Steman is currently the sole manufacturer of our Mobility branded monitor stands and private label monitor stands for our OEM customers.

     Group West International. Group West is a Taiwanese contract manufacture specializing in the production of power products. Group West currently manufactures Mobility's branded and OEM auto/air products.

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CUSTOMERS

     Our customers currently include:


OEM CUSTOMERS                               DISTRIBUTION CHANNEL CUSTOMERS
-------------                               ------------------------------
- Asustek                                   - Buy.com*
- Wistron (Acer)                            - CDW*
- Compaq                                    - Circuit City
- Dell                                      - Comark
- Gateway                                   - CompUSA*
- Hewlett-Packard                           - Ingram Micro
- Hitachi                                   - Insight*
- IBM                                       - MicroCenter
- Mitsubishi                                - Microwarehouse*
- NEC                                       - Portable Add-ons
- Toshiba                                   - Primary Storage


---------------

* These customers purchase from us through distributors

     As a group, the OEMs and distributors listed in the chart above accounted for 72% and 13%, respectively, of net product sales for the year ended December 31, 2001. Targus accounted for 28% of our total net product sales for the year ended December 31, 2001. In 2001, Targus distributed a range of our power products, on a private label basis, primarily to major retail outlets and certain OEM fulfillment outlets worldwide. However, in December 2001 we came to an agreement with Targus to terminate our relationship. It is our intention going forward to market our power products under our own brand through the distribution channels we have developed. IBM, who buys brand labeled monitor stands, power products, a portable device bay, and USB docking stations, accounted for 30% of our net product sales for the year ended December 31, 2001. Our distributors sell a wide range of our products to value-added resellers, system integrators, cataloguers, major retail outlets and certain OEM fulfillment outlets worldwide.

SALES, MARKETING AND DISTRIBUTION

     We have dedicated, senior level OEM sales people who, along with senior management, focus on developing and expanding relationships with top tier computer OEMs on a worldwide basis. We are pursuing the sale of our standard products, whether Mobility branded or private labeled, and the sale of custom products and chips on board with OEMs on a worldwide basis.

     In North America, we use an internal sales organization and sales representative organizations to penetrate the traditional two-tier distribution channel. We leverage major catalog houses such as CDW Computer Centers, Inc. and OEM catalog programs such as Dell, top retailers such as CompUSA and Radio Shack and a broad range of value-added resellers and dealers such as Insight Enterprises, Inc. and Comark, Inc. We also work with major corporations and key accounts as part of our strategic efforts.

     We also plan to pursue markets outside North America by establishing strategic sales representatives and distribution or private label arrangements in each significant geographic region. We plan to execute bundling programs with major OEMs, drive manufacturers, selected related vendors and synergistic suppliers to our market. We have also established an e-commerce capability and marketing program, which will include, in the future, build-to-order capability. In Europe, we use an internal sales organization and we distribute our products through a distributor located in the United Kingdom.

     We implemented a variety of marketing activities in 2001 to aggressively market our family of products. Such activities included participation in major user groups and trade shows, key OEM and distribution catalogs, distribution promotions, value-added reseller and information technology manager advertising, on-line advertising and banner ads, direct mail and telemarketing and bundle advertisements with OEMs and

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related product partners. In addition, we implemented a strong public relations program to continually educate the market about us, our Split Bridge(R) technology and our products, with a major emphasis on timely product and news releases, speaking opportunities and feature stories. We also utilize our web site as a major marketing and direct sales mechanism.

MANUFACTURING

     The proprietary components of our Split Bridge(R) technology are manufactured by our strategic partners. Philips Semiconductors supplies us with our Split Bridge(R) technology chips, and Molex supplies us with our high-speed cable and connectors. In the future LSI will supply us with our next generation chips. Our power products and monitor stands are supplied by contract manufacturers in Taiwan. Solectron is our primary contract manufacturing source for our EasiDock(R) 1000EV product.

     Steman currently manufactures all of our Mobility branded monitor stands and private label monitor stands for our OEM customers. Group West currently manufactures Mobility's branded and OEM auto/air power adapter products.

     In-house manufacturing activity has primarily been reduced to packaging and fulfillment activity. Some product is shipped to us in bulk quantities, which is not packaged for delivery to our customers. We package these products in the appropriate box with the corresponding operations manual and other product documentation. We currently assemble one mechanical port replicator under a contract with NEC and a portable device bay under a contract with IBM. The volume levels on these products are too small to outsource economically. We will continue to build these products in-house for the foreseeable future.

COMPETITION

     Competition for our Split Bridge(R) technology primarily comes from traditional communication protocols, such as USB, IEEE 1394, Ethernet and SCSI. These protocols are generally well established, particularly in certain applications, and thus will provide competition for our Split Bridge(R) technology depending upon the application.

     Additionally, our docking products, handheld products, and accessory products compete primarily with the internal design efforts of mobile computing device OEMs. These OEMs, as well as a number of our potential non-OEM competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we have. We believe that we have a proprietary position with respect to our Split Bridge(R) docking technology, CardBus technology and handheld connectivity technology, which could pose a competitive barrier for companies seeking to develop similar products or sell competing products in our markets.

     Our power products primarily compete with third party mobile computing accessory companies. Although some of these competitors enjoy greater distribution coverage, we believe that our power technologies and co-development relationships will enable us to effectively compete against the products offered by those competitors. We also believe that our technological leadership will enable us to secure business from many leading mobile computing device OEMs.

     Our expansion products primarily compete with solutions provided by SBS Communications, a provider of low cost PCI expansion solutions. Our products are differentiated with cooling performance and chassis durability not offered by SBS Communications' PCI expansion products. We also license our bridging technology to SBS Communications for use in several of their PCI expansion products.

     Generally speaking, the market for computer products in general is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. The principal competitive factors affecting the markets for our product offerings include corporate and product reputation, innovation with frequent product enhancement, breadth of integrated product line, product design, functionality and features, product quality, performance, ease-of-use, support and price. Although we believe that our products compete favorably with respect to such factors, there can be no

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assurance that we can maintain our competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources.

PROPRIETARY RIGHTS

     Our success and ability to compete is dependent in part upon our proprietary technology. We rely primarily on a combination of patent protection, copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect our proprietary rights. We currently have fourteen patents issued and over forty patents pending pertaining to Split Bridge(R) technology, CardBus technology, power technology, expansion technology, and other technology areas. We currently license different aspects of our proprietary rights to third parties pursuant to strategic alliances, which often include cross-licensing arrangements.

     We will continue to vigorously pursue patent protection for all our product categories. We expect to file several new patents relating to handheld technology in the next year.

     In addition, we currently have eleven United States trademark registrations, three pending applications for United States trademark registration, eleven foreign trademark registrations, and twelve pending applications for foreign trademark registration. We have obtained and are continuing to seek trademark protection abroad in Brazil, Canada, China, the European Community, France, Germany, Japan, Malaysia, Mexico, Taiwan, and the United Kingdom. The scope of our trademark protection is comprehensive and covers all of the company's significant trademarks and service marks.

     We typically enter into confidentiality agreements with our employees, distributors, customers and potential customers, and limit access to, and distribution of, our product design documentation and other proprietary information. Moreover, we enter into noncompetition agreements with employees, whereby the employees are prohibited from working for and sharing confidential information with our competitors for a period of two years after termination of their employment. Additionally, we believe that, due to the rapid pace of innovation within the computer industry, the following factors also represent protection for our technology:

     - technological and creative skill of personnel;

     - knowledge and experience of management;

     - name recognition;

     - maintenance and support of products;

     - the ability to develop, enhance, market and acquire products and services; and

     - the establishment of strategic relationships in the industry.

RESEARCH AND DEVELOPMENT

     Our future success depends on our ability to enhance existing products and develop new products that incorporate the latest technological developments. Our research and development efforts will focus primarily on enhancing our current technologies for use in a variety of innovative mobile computing solutions. We work with customers and prospects, as well as partners and industry standards organizations, to identify and implement new solutions that meet the current and future needs of our customers. Whenever possible, our products are designed to meet and drive industry standards to ensure interoperability.

     Currently, our research and development group consists of 34 people who are responsible for both hardware and software design, test and quality assurance. Amounts spent on research and development for the years ended December 31, 2001, 2000 and 1999 were $5.6 million, $5.9 million and $3.4 million, respectively.

EMPLOYEES


     As of June 30, 2002, we had 121 full-time employees, 117 of which are located in the United States and 4 of which are located in Europe, including 34 employed in operations, 33 in engineering, 34 in sales and


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


marketing ad 20 in administration. We engage temporary employees from time to time to augment our full time employees, generally in operations. None of our employees are covered by a collective bargaining agreement. We believe we have good relationships with our employees.


                             PROPERTIES OF MOBILITY


     Our executive offices and operations are located in Scottsdale, Arizona. This facility consists of approximately 38,712 square feet of leased space pursuant to a lease for which the current term expires on January 31, 2003. We have entered into an additional lease in Scottsdale, Arizona to house Mobility's executive offices and other space requirements beginning February 1, 2003. The lease is for approximately 20,182 square feet and expires September 30, 2008. Additionally, we lease an office in San Diego, California, which houses the executive and operational activities of our wholly-owned subsidiary, MAGMA, for which the current term expires on December 31, 2004. We also lease facilities in Boise, Idaho and Orange County, California, which house the executive and operational activities of Portsmith. We have also leased approximately 10,504 square feet in Reno, Nevada which will house the sales and marketing offices of iGo, commencing August 1, 2002. The lease expires April 30, 2006. We believe our facilities are suitable and adequate for our current business activities for the remainder of the lease terms.


                         LEGAL PROCEEDINGS OF MOBILITY


     Mobility Electronics, Inc. v. Comarco, Inc. and Comarco Wireless Technologies, Inc. No. CIV01-1489 PHX MHM was filed on August 10, 2001 in the United States District Court for the District of Arizona. In this lawsuit, we allege infringement of U.S. Patent No. 5,347,211 entitled "Selectable Output Power Converter." We have amended our complaint to further seek declaratory judgments of non-infringement, patent invalidity and/or patent unenforceability of three patents allegedly owned by Comarco: U.S. Patent Nos. 6,172,884, 6,091,661 and 5,838,554. The defendants have filed a motion to dismiss, to which we have responded, and the motion was heard on April 15, 2002. The Court has the motion under advisement. We intend to vigorously pursue our claims in this litigation.



     Richard C. Liggitt v. Portsmith, Inc., et al., Case No. 02CC03308 was filed on February 22, 2002 in the Superior Court of the State of California, County of Orange, Central Judicial District. In this lawsuit the plaintiff alleges fraud in connection with merger negotiations that led to the execution of a merger agreement between a company owned by the plaintiff and Portsmith, which we acquired in February 2002. The plaintiff also alleges wrongful termination of his employment with Portsmith and breach of the implied covenant of good faith and fair dealing under his employment agreement with Portsmith. Finally, the plaintiff alleges that Portsmith was the alter ego of certain of Portsmith's former directors. The plaintiff is seeking general and special damages, punitive damages, attorneys' fees and costs. We have filed an answer denying all material allegations and have asserted a counterclaim for fraud and breach of contract. This lawsuit is in the initial stages and our legal counsel cannot express an opinion as to the outcome of this action. Our failure to express an opinion at this stage should not be construed as an indication that we believe the defendants may ultimately be liable for any damages. Mobility intends to vigorously defend itself against the claims in this lawsuit.



     Mobility Electronics, Inc. v. General Dynamics OTS, Inc., pending in The United States District Court for the District of Arizona, Docket No. Civ '02 0736 PHX JAT. This is a suit for declaratory judgment brought by Mobility arising out of a dispute involving a trademark license agreement with General Dynamics OTS, Inc., the owner of the trademark "EmPower." General Dynamics has contended that it is owed approximately $710,000 in back royalties and interest based upon its interpretation of the license agreement. Under Mobility's interpretation of the license, the royalties owed are substantially less. Mobility commenced this litigation on April 19, 2002, in order to have the Court construe the disputed terms of the license agreement and determine the amount owed by Mobility. General Dynamics has not yet answered or otherwise responded to the suit. This lawsuit is in the initial stages and we cannot express an opinion as to the outcome of this action. Our failure to express an opinion at this stage should not be construed as an indication that we believe Mobility may ultimately be liable for any or all of the damages sought by General Dynamics. Mobility intends to vigorously pursue the claims made in this lawsuit.

     We are from time to time involved in various legal proceedings other than those set forth above incidental to the conduct of our business. We believe that the outcome of all such pending legal proceedings will not in the aggregate have a material adverse effect on our business, financial condition, results of operations or liquidity.

                SELECTED CONSOLIDATED FINANCIAL DATA OF MOBILITY


     The following selected consolidated financial data should be read together with our consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information contained in this proxy statement/prospectus. The selected financial data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 2001 are derived from the consolidated financial statements of Mobility, which consolidated financial statements have been audited by KPMG LLP, independent auditors. The selected data presented below for the three months ended March 31, 2002 and 2001, and as of March 31, 2002, are derived from Mobility's unaudited condensed consolidated financial statements and, in the opinion of management, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments necessary to present fairly in all material respects the information in those statements. The consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, and the report thereon, as well as the consolidated financial statements as of March 31, 2002 and 2001, are included elsewhere in this proxy statement/prospectus.



                                                    THREE MONTHS ENDED
                                                         MARCH 31,                     YEARS ENDED DECEMBER 31,
                                                    -------------------   ---------------------------------------------------
                                                      2002       2001       2001       2000       1999       1998      1997
                                                    --------   --------   --------   --------   --------   --------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
REVENUE:
  Net product sales...............................  $  6,603   $  7,076   $ 27,925   $ 25,905   $ 13,952   $ 21,072   $12,744
  Technology transfer fee.........................       316        100        400      2,100         --         --        --
                                                    --------   --------   --------   --------   --------   --------   -------
  Total revenue...................................     6,919      7,176     28,325     28,005     13,952     21,072    12,744
COST OF REVENUE:
  Product sales...................................     5,074      5,579     25,703     20,015     11,751     23,530    13,335
  Technology transfer.............................        --         --         --        200         --         --        --
                                                    --------   --------   --------   --------   --------   --------   -------
  Total cost of revenue...........................     5,074      5,579     25,703     20,215     11,751     23,530    13,335
                                                    --------   --------   --------   --------   --------   --------   -------
Gross profit (loss)...............................     1,845      1,597      2,622      7,790      2,201     (2,458)     (591)
OPERATING EXPENSES:
  Sales and marketing.............................     1,460      2,231      8,129      8,323      5,208      5,131     2,625
  Research and development........................     1,293      1,506      5,598      5,882      3,377      4,361     2,951
  General and administrative......................     1,649      2,010      9,957      6,776      3,651      4,446     1,907
                                                    --------   --------   --------   --------   --------   --------   -------
  Total operating expenses........................     4,402      5,747     23,684     20,981     12,236     13,938     7,484
                                                    --------   --------   --------   --------   --------   --------   -------
Loss from operations..............................    (2,557)    (4,150)   (21,062)   (13,191)   (10,035)   (16,396)   (8,075)
Other (expense) income:
  Interest, net...................................       254        471      1,313        570     (1,456)    (1,005)     (587)
  Non-cash deferred loan cost amortization........        --         --         --     (2,527)    (4,840)      (633)      (89)
  Other, net......................................       (38)        17         65       (138)      (126)         1       (24)
                                                    --------   --------   --------   --------   --------   --------   -------
Loss before provision for income taxes............    (2,341)    (3,662)   (19,684)   (15,286)   (16,457)   (18,033)   (8,775)
Provision for income taxes........................        --         --         --         --         --         --        --
                                                    --------   --------   --------   --------   --------   --------   -------
Net loss..........................................    (2,341)    (3,662)   (19,684)   (15,286)   (16,457)   (18,033)   (8,775)
Cumulative dividends on Series B preferred
  stock...........................................        --         --         --         --         --         --      (317)
Beneficial conversion cost of preferred stock.....        --         --         --        (49)    (1,450)        --        --
                                                    --------   --------   --------   --------   --------   --------   -------
Net loss attributable to common stockholders......  $ (2,341)  $ (3,662)  $(19,684)  $(15,335)  $(17,907)  $(18,033)  $(9,092)
                                                    ========   ========   ========   ========   ========   ========   =======
Net loss per share:
Basic and diluted.................................  $  (0.15)  $  (0.25)  $  (1.33)  $  (1.55)  $  (3.59)  $  (4.36)  $ (3.45)
                                                    ========   ========   ========   ========   ========   ========   =======
Weighted average common shares outstanding:
Basic and diluted.................................    15,371     14,480     14,809      9,885      4,994      4,136     2,639
                                                    ========   ========   ========   ========   ========   ========   =======



                                                                                             DECEMBER 31,
                                                                          ---------------------------------------------------
                                                         MARCH 31, 2002     2001       2000       1999       1998      1997
                                                         --------------   --------   --------   --------   --------   -------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents............................     $14,744       $ 14,753   $ 30,369   $  4,792   $  2,433   $ 2,216
  Working capital (deficit)............................      17,339         19,392     37,013      5,483     (3,511)    1,928
  Total assets.........................................      34,499         35,037     55,674     14,899     12,735    12,250
  Long-term debt, less current installments............          --             --         --      8,051      3,587     3,919
  Total stockholders' equity (deficiency)..............      28,532         30,148     48,904      2,310     (3,496)      430

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF MOBILITY

     The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto contained elsewhere in this proxy statement/prospectus.

OVERVIEW


     Mobility Electronics, Inc. designs, develops and markets connectivity devices and accessories for the computer industry and for a broad range of related microprocessor applications. Our major focus has been on developing remote peripheral component interface, or PCI bus, technology and products using our proprietary Split Bridge(R) technology. We also design, develop and market a range of other products for portable computers. These products include monitor stands and in air/in car chargers to power portable computers. In addition, we offer a variety of PCI slot expansion products for both desktop and portable computing devices. To date, our revenues have come predominantly from monitor stands, in air/in car chargers and expansion products. We expect revenues from those products to continue and we also expect to see increasing Split Bridge(R) revenues from both product and technology sales as we further expand our markets and strategic relationships in this area.



     The PCI bus is the electrical transmission path linking the computer's central processing unit with its memory and other peripheral devices, such as modems, disk drives and local area networks, or LANs. Our proprietary Split Bridge(R) technology consists of a Split Bridge(R) link, typically two customized semiconductors, known as application-specific integrated circuits, or ASIC chips, two connectors and a high-speed, bi-directional cable. Our technology for the first time allows the primary PCI bus of any computer to be extended to a remote location, up to 17 feet, with virtually no software requirements or performance degradation, thereby enabling architectural designs of computer systems and applications that previously were not feasible. We currently have two Split Bridge(R) patents that are issued by the U.S. Patent and Trademark Office. Our first major application for Split Bridge(R) technology has been the creation of a new universal docking product category which allows users of portable computers to configure a flexible, high performance docking solution that meets their individual needs. However, we intend to pursue the further commercialization of Split Bridge(R) technology so that we are able to expand our product offerings to include additional applications and markets.



     We sell our products directly to OEMs and the retail channel, as well as through distributors. We have also established a few select worldwide private label accounts, most notably IBM and NEC. A substantial portion of our net product sales are concentrated among a number of OEMs, including Compaq, Dell, Hewlett-Packard, IBM, NEC, and Toshiba. A portion of our sales to IBM are made through Kingston Technologies, who acts as their fulfillment hub manager for sales in the United States and Malaysia. Direct sales to OEMs accounted for approximately 77% of net product sales for the three months ended March 31, 2002 and approximately 72% of net product sales for the year ended December 31, 2001. We expect that we will continue to be dependent upon a number of OEMs for a significant portion of our net product sales in future periods, although no OEM is presently obligated to purchase a specified amount of products. Effective December 2001, we came to an agreement with Targus to terminate our relationship. In the future, we intend to market our products previously sold through Targus under our own brand directly through distribution channels we have established and are continuing to develop.



     A portion of our sales to distributors and resellers is generally under terms that provide for certain stock balancing return privileges and price protection. Accordingly, we make a provision for estimated sales returns and other allowances related to those sales. Returns, which have been netted in the product sales presented herein, were approximately 8% of net product sales for the three months ended March 31, 2002 and approximately 5% of net product sales for the year ended December 31, 2001. The major distributors are allowed to return up to 15% of their prior quarter's purchases under the stock balancing programs, provided that they place a new order for equal or greater dollar value of the stock balancing return.

     We derive a significant portion of our net product sales outside the United States, principally in France, Germany and the United Kingdom, to OEMs, retailers and a limited number of independent distributors. International sales accounted for approximately 22% and 31% of our net product sales for the three months ended March 31, 2002 and the year ended December 31, 2001, respectively. We expect product sales outside the United States to continue to account for a large portion of our future net product sales. International sales are generally denominated in the currency of our foreign customers. A decrease in the value of foreign currencies relative to the U.S. dollar could result in a significant decrease in U.S. dollar sales received by us for our international sales. That risk may be increased as a result of the introduction in January 1999 of the new 'Euro' currency in European countries that are part of the European Monetary Union, or EMU. During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. However, we cannot determine the impact this may have on our business because a significant amount of uncertainty exists as to the effect the Euro will have on the marketplace and because all of the final rules and regulations have not yet been defined and finalized by the European Commission regarding the Euro currency. We intend to develop and implement a plan to mitigate this risk once the final rules and regulations are established. We have not engaged in hedging transactions with respect to our net foreign currency exposure. To the extent that we implement hedging activities in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities.



     Various factors have in the past affected and may continue in the future to affect our gross profits, including but not limited to, our product mix, lower volume production and higher fixed costs for newly introduced product platforms and technologies, market acceptance of newly introduced products and the position of our products in their respective lifecycles. The initial stages of our product introductions are generally characterized by lower volume production, which is accompanied by higher costs, especially for specific products, which are initially purchased in small volumes during the development lifecycle.



     We have experienced significant operating losses since inception and, as of March 31, 2002, we have an accumulated deficit of approximately $83.9 million. These accumulated losses have resulted in decreases in cash and cash equivalents. If we do not achieve continued revenue growth sufficient to absorb our recent and planned expenditures, we could experience additional losses and corresponding decreases in cash and cash equivalents in future periods, including the remainder of 2002.



     Operating expenses for the first quarter of 2002 totaled $4.4 million as compared to $5.7 million in the first quarter of 2001. However, we anticipate that in the future we will make additional investments in our sales and marketing activities and, that as a result, operating expenses will increase. We intend to make such investments on an ongoing basis, primarily from cash generated from operations and, if available, from lines of credit, as we develop and introduce new products and expand into new markets. We expect that such increases in spending will result in increases in revenues and resulting gross profits, which should result in turning our net losses into net profits.



     Recent general economic conditions have contributed to a slow down in sales of computers and computer-related products and accessories. This economic slow down has had a negative impact on our revenues. If we are not able to grow revenues in future periods, we are likely to continue to incur net losses and our cash equivalents are likely to continue to decrease.



     In October 2000, we acquired all of the assets of Mesa Ridge Technologies, Inc. d/b/a MAGMA, a privately held company. MAGMA provides a range of PCI expansion products for the computer industry which utilize traditional PCI bridge technology and MAGMA's patented expansion technology. The acquisition of MAGMA solidified our market leadership position in the PCI expansion business by providing products, distribution channels, key customers, and additional resources that can leverage our Split Bridge(R) technology and accelerate our growth and development in this market segment.



     In February 2002, we acquired Portsmith, Inc., an industry leader in providing connectivity solutions for handheld computing devices. This acquisition provides us with an entrance into the rapidly growing handheld computing device market and reinforces our focus on delivering powerful mobile computing solutions. Portsmith currently provides a range of Ethernet, modem, and other connectivity products for the most popular handheld devices such as Palm, Handspring Visor, Compaq IPAQ, and other mainstream PDA products, and intends to undertake a number of important product development programs that expand on these solutions.



     In March 2002, we announced our execution of a definitive agreement and plan of merger to acquire iGo Corporation, a leading computer solutions provider. iGo distributes its products through distributors and directly through its catalog and internet channels, and is a well-recognized brand name in the portable computer power products and accessories market. We believe the acquisition of iGo will greatly strengthen our distribution capabilities. The closing of this transaction is subject to the satisfaction of certain material conditions precedent, including without limitation, approval by the iGo stockholders and the declared effectiveness by the Securities and Exchange Commission of a registration statement which registers the issuance of the shares of our common stock to be issued to the iGo stockholders in such transaction.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES



     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make a number of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.



     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.



REVENUE RECOGNITION



     Revenue from product sales is recognized upon shipment and transfer of ownership from us or our contract manufacturer to the customer. A portion of our products sales are generally made under terms that provide for certain stock balancing return privileges and price protection. The major distributors are allowed to return up to 15% of their prior quarter's purchases under the stock balancing programs, provided that they place a new order for equal or greater dollar value of the stock balancing return. Actual returns as a percent of net product sales were 8% for the three months ended March 31, 2002.



     Allowances for sales returns and credits are provided for in the same period the related sales are recorded. These allowances and credits are based upon historical experience combined with recent trends in return rates as well understanding of current market conditions. Additionally, management estimates which of the estimated product returns are salable an which will have little or no value. Based upon these estimates, the gross product sales revenue and related cost of goods sold (for those returned products expected to be resold) is reduced. At March 31, 2002, we estimated the net value of future product returns for all our products to be $168,000. Should the actual return or sales credit rates differ from our estimates, revisions to the estimated allowance for sales returns, and credits and related adjustment to gross product sales and cost of goods sold, may be required.



     Revenue from technology transfer fees, consisting of the licensing and transferring of Split Bridge(R) and other technology and architecture, and related training and implementation support services, is recognized over the term of the respective sales or license agreement. Certain license agreements contain no stated termination date, whereby we recognize the revenue over the estimated life of the license. Should the actual life differ from the estimates, revisions to the estimated life may be required.

ACCOUNTS RECEIVABLE



     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. At March 31, 2002, we maintained allowances for doubtful accounts of $107,000. Management specifically analyzes accounts receivable including historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.



INVENTORIES



     Inventories are stated at the lower of cost or market. Cost is primarily determined using the first-in first-out method. We monitor usage reports to determine if the carrying value of any items should be adjusted due to lack of demand for the items. We adjust down the inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.



GOODWILL



     Goodwill represents the excess of purchase price over the fair value of net assets acquired. Through December 31, 2001, we amortized goodwill on a straight-line basis over the estimated economic life. Under the provisions of Statement No. 142, 'Goodwill and Other Intangible Assets', beginning January 1, 2002, we ceased amortization of goodwill. We are currently in the process of completing the transitional impairment test for goodwill, which is expected to be completed by the end of the second quarter of 2002, pending completion of an appraisal of appropriately identified reporting units. Accordingly, we have not yet determined what effect, if any, this impairment test will have on our results of operations.



     In the future, we will test goodwill of each identified reporting unit for impairment on an annual basis and between annual tests in the event of certain circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying value. The valuation of the reporting unit will be based upon certain estimates and assumptions made by management. Uncertainties that could impact the valuation assessment included, but are not limited to changes in manufacturing by computer OEM's to increase the number of PCI slots built into laptop or desktop computers, increases in competition, our inability to execute on revenue growth plans and our ability to maintain product pricing and margin levels.



WARRANTY COSTS



     We provide limited warranties on certain of our products for periods generally not to exceed three years. We accrue for the estimated cost of warranties at the time revenue is recognized. Should actual warranty claim rates or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.



DEFERRED INCOME TAXES



     To date, our deferred tax assets have been offset by a valuation allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance and deferred tax benefit would increase income in the period such determination was made.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated financial data for the periods indicated expressed as a percentage of total revenue for the periods indicated:


                                               THREE MONTHS
                                                  ENDED        YEARS ENDED DECEMBER 31,
                                                MARCH 31,     --------------------------
                                                   2002       2001      2000       1999
                                               ------------   -----     -----     ------
                                               (UNAUDITED)
REVENUE:
  Net product sales..........................      95.4%       98.6%     92.5%     100.0%
  Technology transfer fees...................       4.6%        1.4%      7.5%        --
                                                  -----       -----     -----     ------
     Total revenue...........................     100.0%      100.0%    100.0%     100.0%
COST OF REVENUE:
  Product sales..............................      73.3%       90.7%     71.5%      84.2%
  Technology transfer........................        --          --       0.7%        --
                                                  -----       -----     -----     ------
     Total cost of revenue...................      73.3%       90.7%     72.2%      84.2%
                                                  -----       -----     -----     ------
Gross profit.................................      26.7%        9.3%     27.8%      15.8%
OPERATING EXPENSES:
  Sales and marketing........................      21.1%       28.7%     29.7%      37.3%
  Research and development...................      18.7%       19.8%     21.0%      24.2%
  General and administrative.................      23.8%       35.1%     24.2%      26.2%
                                                  -----       -----     -----     ------
     Total operating expenses................      63.6%       83.6%     74.9%      87.7%
                                                  -----       -----     -----     ------
Loss from operations.........................     (36.9)%     (74.3)%   (47.1)%    (71.9)%
OTHER EXPENSE:
  Interest, net..............................       3.7%        4.6%      2.0%     (10.4)%
  Non-cash deferred loan cost amortization...        --          --      (9.0)%    (34.7)%
  Other income (expense), net................      (0.5)%       0.2%     (0.5)%     (0.9)%
                                                  -----       -----     -----     ------
Loss before provision for income taxes.......     (33.7)%     (69.5)%   (54.6)%   (117.9)%
Provision for income taxes...................        --          --        --         --
                                                  -----       -----     -----     ------
Net loss.....................................     (33.7)%     (69.5)%   (54.6)%   (117.9)%
                                                  =====       =====     =====     ======



  COMPARISON OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001



     Net product sales. Net product sales consist of sales of product, net of returns and allowances. We recognize sales at the time goods are shipped and the ownership of the goods is transferred to the customer. Allowances for returns and credits are made in the same period the related sales are recorded. Net product sales decreased 6.7% to $6.6 million for the three months ended March 31, 2002 from $7.1 million for the three months ended March 31, 2001. The decrease was primarily attributable to a reduction in sales of power products to Targus, as a result of the termination of our relationship with Targus in December 2001. The decrease was partially offset by sales of handheld products as a result of our acquisition of Portsmith, Inc. in February 2002. We anticipate future increases in sales of both power products and handheld products.



     Technology transfer fees. Technology transfer fees consist of revenue from the licensing and transferring by us of our Split Bridge(R) technology and architecture. Revenue from technology transfer fees is recognized ratably over the term of the sales agreement. During the three months ended March 31, 2002, we recognized a technology transfer fee of $316,000 or 4.6% of total revenue. Technology transfer fees represented revenue of $100,000, or 1.4% of total revenues, for the three months ended March 31, 2001.

     Cost of revenue -- product sales. Cost of revenue -- product sales consists primarily of costs associated with components, outsourced manufacturing and in-house labor associated with assembly, testing, packaging, shipping and quality assurance, and depreciation of equipment and indirect manufacturing costs. Cost of revenue -- product sales decreased 9.0% to $5.1 million for the three months ended March 31, 2002 from $5.6 million for the three months ended March 31, 2001. The decrease in cost of revenue -- product sales was due primarily to the 6.7% volume decrease in net product sales. Cost of revenue -- product sales as a percentage of net product sales decreased to 76.8% for the three months ended March 31, 2002 from 78.8% for the three months ended March 31, 2001.



     Cost of revenue -- technology transfer. Cost of revenue -- technology transfer consists of engineering expenses related to the Split Bridge(R) technology. There was no cost of revenue -- technology transfer for the three months ended March 31, 2002 and 2001, as the technology transfer fees for the periods consisted solely of fees for existing technology.



     Gross profit. Gross profit increased to 26.7% of total revenue for the three months ended March 31, 2002 from 22.3% of total revenue for the three months ended March 31, 2001. The gross profit rate increase is due primarily to the increase in technology transfer fee revenues, which had no cost associated with them, for the three months ended March 31, 2002, compared to the three months ended March 31, 2001.



     Sales and marketing. Sales and marketing expenses generally consist of salaries, commissions and other personnel related expenses of our sales, marketing and support personnel, advertising, public relations, promotions, printed media and travel. Sales and marketing expenses decreased 34.5% to $1.5 million for the three months ended March 31, 2002 from $2.3 million for the three months ended March 31, 2001. The decrease is primarily the result of a reduction in marketing programs resulting from our decision to focus our marketing efforts on what we have deemed to be the most productive sales channels. As a percentage of total revenue, sales and marketing expenses decreased to 21.1% for the three months ended March 31, 2002 from 31.1% for the three months ended March 31, 2001.



     Research and development. Research and development expenses consist primarily of salaries and personnel-related expenses, facilities, outside consulting, lab costs and travel related costs of our product development group. Research and development expenses decreased 14.1% to $1.3 million for the three months ended March 31, 2002 from $1.5 million for the three months ended March 31, 2001. Research and development expenses as a percentage of total revenue decreased to 18.7% for the three months ended March 31, 2002 from 21.0% for the three months ended March 31, 2001. The decrease is due to reductions in engineering expenses and staff as a result of the development of Split Bridge(R) technology, which was largely developed in 2000 and the early part of 2001.



     General and administrative. General and administrative expenses consist primarily of salaries and other personnel-related expenses of our finance, human resources, information systems, corporate development and other administrative personnel, as well as professional fees, depreciation and amortization and related expenses. General and administrative expenses also include non-cash compensation, which is the result of the issuance of common stock, warrants and stock options at a price deemed to be less than market value to employees and outside consultants for services rendered. For the three months ended March 31, 2001, general and administrative expenses also included goodwill amortization of $155,000 relating to the acquisition of Magma in October, 2000. General and administrative expenses decreased 18.0% to $1.6 million for the three months ended March 31, 2002 from $2.0 million for the three months ended March 31, 2001. The decrease is due primarily to cost reduction efforts of management and the reduction in amortization expense as a result of the application of FAS 142. General and administrative expenses as a percentage of total revenue decreased to 23.8% for the three months ended March 31, 2002 from 28.0% for the three months ended March 31, 2001. As we begin to recognize increased revenues from the sales of our products, we anticipate that general and administrative expenses, as a percentage of revenue, will continue to decrease.



     Interest, net. Interest, net consists primarily of interest earned on our cash balances and short-term investments, net of interest expense. Net interest income for three months ended March 31, 2002 was $254,000 compared to $471,000 for the three months ended March 31, 2001. The change was primarily due to the reduction in cash balance from March 31, 2001 to March 31, 2002.

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


     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the three months ended March 31, 2002 and 2001.


  YEARS ENDED DECEMBER 31, 2001 AND 2000

     Net product sales. Net product sales consist of sales of product, net of returns and allowances. We recognize sales at the time goods are shipped and the ownership of the goods is transferred to the customer. Allowances for returns and credits are made in the same period the related sales are recorded. Net product sales increased 7.8% to $27.9 million for the year ended December 31, 2001 from $25.9 million for the year ended December 31, 2000. Approximately $3.3 million of the increase was due to sales of PCI expansion products through our MAGMA subsidiary, which we acquired in October 2000. Approximately $1.9 million of the increase was due to an increase in sales of our power adapter and monitor stand product lines. These increases were partially offset by a decrease of approximately $3.0 million in sales of our universal serial bus (USB) docking products in 2001. We anticipate completely exiting the USB product line during 2002. Due to the termination of our distribution agreement with Targus, Inc. in December 2001, we anticipate a reduction in sales of our power products in the first half of 2002. However, we anticipate that the reduction will be offset by increases in sales of our other products.

     Technology transfer fees. Technology transfer fees consist of revenue from the licensing and transferring by the Company of its Split Bridge(R) technology and architecture. Revenue from technology transfer fees is recognized ratably over the term of the sales agreement. During the year ended December 31, 2001, we recognized a technology transfer fee of $400,000 or 1.4% of total revenues. Technology transfer fees represented revenue of $2.1 million, or 7.5% of total revenues, for the year ended December 31, 2000.

     Cost of revenue -- product sales. Cost of revenue -- product sales consists primarily of costs associated with components, outsourced manufacturing and in-house labor associated with assembly, testing, packaging, shipping and quality assurance, and depreciation of equipment and indirect manufacturing costs. Cost of revenue -- product sales increased 28.4% to $25.7 million for the year ended December 31, 2001 from $20.0 million for the year ended December 31, 2000. The increase in cost of revenue -- product sales was due in part to the 7.8% volume increase in net product sales. The balance of the increase was due to a $3.8 million charge to cost of revenue -- product sales for excess and obsolete inventory and abandoned tooling. Cost of revenue -- product sales as a percentage of net product sales increased to 92.0% for the year ended December 31, 2001 from 77.3% for the year ended December 31, 2000. Excluding the $3.8 million charge recorded in 2001, cost of revenue -- product sales as a percentage of net product sales for the year ended December 31, 2001 increased to 78.6% from the 72.2%, excluding a $1.3 million charge to write off obsolete inventory, for the year ended December 31, 2000.

     Cost of revenue -- technology transfer. Cost of revenue -- technology transfer consists of engineering expenses related to the Split Bridge(R) technology. There were no costs of revenue -- technology transfer for the year ended December 31, 2001, as the technology transfer fees for the period consisted solely of fees for existing technology. Cost of revenue -- technology transfer was $200,000 for the year ended December 31, 2000.

     Gross profit. Gross profit decreased to 9.3% of total revenue for the year ended December 31, 2001 from 27.8% of total revenue for the year ended December 31, 2000. The gross profit rate decline was the result of the $3.8 million charge to cost of revenue -- product sales for excess and obsolete inventory and abandoned tooling, and the decrease in technology transfer fee revenues. Excluding the $3.8 million charge, gross profit decreased to 22.5% of total revenues for the year ended December 31, 2001 from 32.5% of total revenue for the year ended December 31, 2000 excluding a $1.3 million charge to write off obsolete inventory.

     Sales and marketing. Sales and marketing expenses generally consist of salaries, commissions and other personnel related costs of our sales, marketing and support personnel, advertising, public relations, promotions, printed media and travel. Sales and marketing expenses decreased 2.3% to $8.1 million for the year ended December 31, 2001 from $8.3 million for the year ended December 31, 2000. The decrease is primarily the result of a reduction in marketing programs resulting from our decision to focus our marketing efforts on what we have deemed to be the most productive sales channels. As a percentage of total revenue, sales and marketing expenses decreased to 28.7% for the year ended December 31, 2001 from 29.7% for the year ended December 31, 2000.

     Research and development. Research and development expenses consist primarily of salaries and personnel-related costs, facilities, outside consulting, lab costs and travel related costs of our product development group. Research and development expenses decreased 4.8% to $5.6 million for the year ended December 31, 2001 from $5.9 million for the year ended December 31, 2000. Research and development expenses as a percentage of total revenue decreased to 19.8% for the year ended December 31, 2001 from 21.0% for the year ended December 31, 2000. The decrease is due to the reductions in engineering costs, primarily personnel, in 2001 relating to Split Bridge(R) technology, which was largely developed during 2000 and the early part of 2001. We expect to see further decreases in research and development expenses as a result of the completion of the fundamental development of our Split Bridge(R) technology.

     General and administrative. General and administrative expenses consist primarily of salaries and other personnel-related expenses of our finance, human resources, information systems, corporate development and other administrative personnel, as well as professional fees, depreciation and amortization and related expenses. General and administrative expenses also include non-cash compensation, which is the result of the issuance of common stock, warrants and stock options at a price deemed to be less than market value to employees and outside consultants for services rendered, and goodwill amortization which relates to the acquisition of Magma in October, 2000. General and administrative expenses increased 47.0% to $10.0 million for the year ended December 31, 2001 from $6.8 million for the year ended December 30, 2000. The increase is due primarily to the write-off of a $3.0 million loan to a strategic partner, Portsmith, Inc., that we believed had become uncollectible. Excluding the write-off, general and administrative expenses as a percentage of total revenue increased to 24.6% for the year ended December 31, 2001 from 24.2% for the year ended December 31, 2000. As we begin to recognize increased revenues from the sales of our products, we anticipate that general and administrative expenses, as a percentage of revenue, will decrease.

     Interest, net. Interest, net consists primarily of interest earned on our cash balances and short-term investments, net of interest expense. For the year ended December 31, 2000, net interest expense consists of interest on our bank revolving lines of credit and promissory notes as well as our subordinated debt and convertible debentures, partially offset by interest earned on our cash balances and short-term investments. Net interest income for year ended December 31, 2001 was $1.3 million compared to $0.6 million for the year ended December 31, 2000. The change was primarily due to the payoff of debt with our IPO proceeds during 2000 and interest earned on our IPO proceeds during 2000 and 2001.

     Non-cash deferred loan costs. Non-cash deferred loan costs decreased to zero for the year ended December 31, 2001 from $2.5 million for the year ended December 31, 2000. The decrease was the result of the balance of deferred loan costs that were expensed in 2000 when the associated debt was repaid with a portion of our IPO proceeds.

     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the years ended December 31, 2001 or 2000.

  YEARS ENDED DECEMBER 31, 2000 AND 1999

     Net product sales. Net product sales increased 85.7% to $25.9 million for the year ended December 31, 2000 from $14.0 million for the year ended December 31, 1999. The increase was primarily due to increased sales of power products and monitor stands to OEM customers. Sales of power products and monitor stands grew 91.7% to $16.8 million for the year ended December 31, 2000 from $8.8 million for the year ended December 31, 1999. In addition, sales of our universal docking products, which includes products built on USB and Split Bridge(R) technology platforms, totaled $5.4 million in 2000 following introduction to the market in December 1999. Other contributors were sales of Magma's expansion products, which totaled $2.3 million. These increases were offset in part by a $3.6 million reduction in sales of mechanical docks during the year 2000.

     Technology transfer fees. Technology transfer fees represented revenue of $2.1 million for the year ended December 31, 2000. The technology transfer fees consist of revenue from the licensing and transferring by the Company of its Split Bridge(R) technology and related training and implementation support services. The fees are amortized over the life of the agreements. This represents a new revenue stream created by the commercialization of our Split Bridge(R) technology.

     Cost of revenue -- product sales. Cost of revenue-product sales for the year ended December 31, 2000 increased 70.3% to $20.0 million from $11.8 million for the year ended December 31, 1999. The increase was due to the increase in net product sales.

     Gross profit. Gross profit increased to 27.8% of total revenue for the year ended December 31, 2000 from 15.8% of total revenue for the year ended December 31, 1999. The increase was due primarily to our decision to outsource the manufacture of our products. In addition to the cost savings obtained from outsourcing, the universal docking products, which include products based upon both USB and Split Bridge(R) technologies have higher gross profit rates.

     Sales and marketing. Sales and marketing expenses increased 59.8% to $8.3 million for the year ended December 31, 2000 from $5.2 million for the year ended December 31, 1999. The increase was due to the expansion of our internal infrastructure and increased marketing efforts to promote our new Split Bridge(R) based products. We added regional sales managers, a telemarketing group, a customer service group and funded approximately $450,000 in increased sales efforts by our European representative resulting in a $1.9 million increase in selling expenses. Our marketing expenses also increased $1.2 million, primarily as a result of an increase in spending on trade shows of approximately $272,000 and increased advertising of approximately $342,000.

     Research and development. Research and development expenses increased 74.2% to $5.9 million for the year ended December 31, 2000 from $3.4 million for the year ended December 31, 1999. Salaries, related expenses and employee recruiting increased approximately $786,000 due to increases in general engineering staffing and the addition of an internal ASIC development team to pursue the next generation of Split Bridge(R) technology. Prototype expenses also increased approximately $457,000 as a result of ongoing new product development. In addition, we wrote off $540,000 of tooling expense and $400,000 in pre-production inventory costs related to an uncompleted product that was abandoned.

     General and administrative. General and administrative costs increased 85.6% to $6.8 million for the year ended December 31, 2000 from $3.6 million for the year ended December 31, 1999. Approximately $1.5 million of the increase was attributed to staffing and infrastructure additions to support the higher sales volume and anticipated launch of the universal connectivity products. Consulting and legal fees, investor relation expenses and various other filing fees increased $397,000 as a result of entering the public equity market. Non-cash expenditures included in general and administrative expenses included $155,000 of goodwill amortization expense resulting from the acquisition of Magma in October 2000 and an increase in non-cash compensation to $1.5 million for the year ended December 31, 2000 from $561,000 for the year ended December 31, 1999. This increase was due primarily to the write-off of the remaining value of options issued to consultants that vested fully with the completion of our IPO in June 2000, as well as to the fact that we recorded a full year's amortization on employee options, many of which were issued late in 1999.

     Interest, net. Interest, net increased to $570,000 interest income, net for the year ended December 31, 2000 from $1.5 million interest expense, net for the year ended December 31, 1999. The decrease in interest expense and corresponding increase in interest income was the result of paying off all our debt with a portion of our IPO proceeds and investing the remaining proceeds in interest-bearing accounts.

     Non-cash deferred loan costs. Non-cash deferred loan costs decreased 47.8% to $2.5 million for the year ended December 31, 2000 from $4.8 million for the year ended December 31, 1999. The decrease was the result of 1999 costs being largely due to the issuance of convertible bridge loan debt that included warrants which resulted in non-cash deferred loan expense of $4.8 million. No such debt was issued in 2000, although the balance of deferred loan costs were all expensed in 2000 when the associated debt was repaid with a portion of our IPO proceeds.

     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the years ended December 31, 2000 or 1999.

LIQUIDITY AND CAPITAL RESOURCES


     On June 30, 2000, our registration statement on Form S-1 registering our initial public offering, or IPO, of 4,000,000 shares of common stock became effective. At the offering price of $12.00 per share, we received proceeds of approximately $43.1 million, net of underwriting discounts, commissions and other expenses, from the IPO. As part of the IPO, we granted the underwriters a 30-day option to purchase up to 600,000 additional shares of common stock to cover over-allotments, if any. On July 28, 2000, the underwriters exercised their 30-day option in full and purchased 600,000 additional shares of common stock, resulting in additional IPO proceeds of approximately $6.7 million, net of underwriting discounts, commissions and other expenses.



     Since inception, we have funded our operations primarily through debt and equity financing, as the cash consumed by our operating activities has exceeded cash generated by revenues. Our operating activities used cash of $176,000 and $12.8 million for the three months ended March 31, 2002 and the year ended December 31, 2001, respectively. Net cash used in operating activities for the three months ended March 31, 2002 was primarily attributed to our net loss and increases in prepaid expenses and reductions in accounts payable and accrued expenses. Cash used in operating activities was offset, in part, by decreases in accounts receivable and inventories, non-cash expenses such as depreciation of property and equipment, amortization of deferred compensation and intangibles, loss on the sale of assets, and provision for obsolete inventory.



     Our investing activities provided cash of $139,000 for the three months ended March 31, 2002 and used cash of $2.8 million for the year ended December 31, 2001. Cash provided by investing activities resulted primarily from cash acquired from Portsmith, offset by purchases of property and equipment. For the year ended December 31, 2001, cash used in investing activities was for the purchase of property and equipment, cash paid for a note receivable, which was written off in its entirety during the year ended December 31, 2001 and cash paid to exercise a stock purchase warrant.



     Our net financing activities generated cash of $19,000 for the three months ended March 31, 2002 and used cash of $17,000 for the year ended December 31, 2001.



     Our cash and cash equivalents decreased to $14.7 million at March 31, 2002 compared to $14.8 million at December 31, 2001. Our net working capital at those same dates was $17.3 million and $19.4 million, respectively. At March 31, 2002 our available sources of liquidity were our cash and cash equivalents.



     Our future capital requirements include funding operations, financing the growth of working capital items such as accounts receivable and inventories, and the purchase of equipment and fixtures to accomplish future growth. We believe that our cash and cash equivalents on hand will be sufficient to satisfy our expected cash and working capital requirements for the next twelve months.



     At March 31, 2002, we had approximately $65.7 million of federal, foreign and state net operating loss carryforwards which expire at various dates. We anticipate that the sale of common stock in the IPO coupled with prior sales of common stock will cause an annual limitation on the use of our net operating loss carryforwards pursuant to the change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended. This limitation is expected to have a material effect on the timing of our ability to use the net operating loss carryforward in the future. Additionally, our ability to use the net operating loss carryforward is dependent upon our level of future profitability, which cannot be determined.



     At March 31, 2002, we had future commitments relating to various non-cancelable operating leases totaling approximately $900,000, payable over the next three years, with approximately $500,000 payable in 2002, $200,000 payable in 2003, and $200,000 payable in 2004.

INFLATION

     We do not believe that inflation has a material effect on our operations.


RECENTLY ISSUED ACCOUNTING STANDARDS



     In June 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. Statement 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Goodwill related to acquisitions prior to July 1, 2001 continued to be amortized through December 31, 2001 as required in the transition guidance. Goodwill related to acquisitions subsequent to June 30, 2001 was not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Statement No. 142 is effective January 1, 2002. The adoption of Statement 141 did not materially affect the Company's financial position, results of operations or cash flows. We expect to complete the transitional impairment test for goodwill by the end of the second quarter of 2002, pending completion of an appraisal of appropriately identified reporting units. Accordingly, we have not yet determined what effect, if any, the adoption of Statement 142 will have on our financial position, results of operations and cash flows.



     In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligation" ("Statement 143"). This Statement requires that the fair value of a liability for legal obligations associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such legal obligations include obligations a party is required to settle as a result of an existing or enacted law, statute, or ordinance, or written or oral contract. These associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of Statement 143 is not expected to have a material effect on our financial position, results of operations or cash flows.



     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144") which addresses financial accounting and reporting for the impairment or disposal or long-lived assets. While the statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that statement. Statement 144 also retains the requirement to report separately discontinued operations (Opinion No. 30) and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment, or in distribution to owners or is classified as held for sale. Statement 144 is effective for fiscal years beginning after December 15, 2001. We adopted this statement January 1, 2002 with no material effect on our financial position, results of operations or cash flows.


FORWARD-LOOKING STATEMENTS

     The above discussions contain forward-looking statements based on current expectations, and we assume no obligation to update these statements. Because actual results may differ materially from expectations, we caution readers not to place undue reliance on these statements. These statements are based on our estimates, projections, beliefs, and assumptions, and are not guarantees of future performance. A number of factors could cause future results to differ materially from historical results, or from results or outcomes currently expected or sought by us. These factors include: reduced demand for our products; the loss of one or more of our significant customers; an inability to increase our market share; difficulties in maintaining our technology and supplier alliances; and a continued downturn in general economic conditions.

     These factors and the other matters discussed above under the heading "Cautionary Statement Concerning Forward-Looking Statements" may cause future results to differ materially from historical results, or from results or outcomes we currently expect or seek.

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

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to certain market risks in the ordinary course or our business. These risks result primarily from changes in foreign currency exchange rates and interest rates. In addition, our international operations are subject to risks related to differing economic conditions, changes in political climate, differing tax structures and other regulations and restrictions.

     To date we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe that the market risks associated with these financial instruments are immaterial.

                    DESCRIPTION OF CAPITAL STOCK OF MOBILITY

GENERAL

     Mobility is a Delaware corporation and its affairs are governed by its certificate of incorporation, as amended, its bylaws, as amended, and the Delaware General Corporation Law (the "DGCL"). The following description of its capital stock is qualified in all respects by the certificate of incorporation and the bylaws.


     As of March 31, 2002, the authorized capital stock of Mobility consisted of 90,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.


COMMON STOCK


     As of March 31, 2002, Mobility had 15,683,166 shares of common stock outstanding and approximately 440 holders of common stock. All issued and outstanding common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of Mobility's stockholders. There is no right to cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors out of funds legally available therefore, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon Mobility's liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no conversion, redemption or preemptive rights. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock.


PREFERRED STOCK

     The board of directors may, without further action of our common stockholders, issue shares of preferred stock in one or more series and fix or alter the rights and preferences thereof, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors may, without further action by our common stockholders, issue shares of preferred stock which it has designated.

     The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock. While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by the stockholders and may discourage bids for the common stock at a premium over the market price. The board of directors may, without stockholder approval, provide for the issuance of preferred stock that could have voting, conversion or other rights superior to the rights of holders of common stock.

     We have no present plans to issue any new series of preferred stock.

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

SERIES C PREFERRED STOCK


     As of March 31, 2002, we had 15,000,000 shares of Series C preferred stock authorized for issuance and 623,954 shares of Series C preferred stock outstanding, and approximately 76 holders of Series C preferred stock. All issued and outstanding Series C preferred stock is, and all shares of Series C preferred stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.



     The Series C preferred stock is convertible into shares of common stock. The rate of conversion is 1-to-.74385 as of March 31, 2002. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate will be adjusted if we issue any non-cash dividends on our securities, split our securities or otherwise effect a change to the number of our outstanding securities. The adjustment in each of these cases will be such that the revised conversion rate would result in the issuance to the Series C shareholder the same number of common shares to which the holder would have been entitled immediately after the occurrence of such event had he converted his Series C shares into common shares immediately prior to the event. For example, if the conversion rate was 1-to-0.75 immediately prior to a 2-for-1 stock split, the rate would be multiplied by two and would become 1-to-1.5 immediately after the split. Therefore, if the holder of 2,000 Series C shares had converted his shares into common immediately before the split, he would have received 1,500 shares of common stock which would then have been split into 3,000 shares. If he converts his Series C shares after the split, the adjusted conversion rate of 1-to-1.5 will also result in the shareholder receiving the same 3,000 shares of common stock. The conversion rate will also be adjusted if we issue additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. This adjustment will be such that the new conversion rate will give the Series C shareholders in the aggregate the same percentage ownership immediately after the offering as they would have had the new securities been issued at the same price the Series C shareholders paid for their shares. The new conversion rate is calculated by multiplying the conversion rate immediately prior to the sale by a fraction determined by dividing (1) the common stock outstanding immediately prior to the sale, including the common shares underlying the Series C, plus the new shares issued by (2) the common stock outstanding immediately prior the sale, including the common shares underlying the Series C, plus the number of new shares that the aggregate proceeds received for the new issue would have purchased at the per share price in effect for the Series C stock immediately prior to the new issuance. For example, assume that 100,000 Series C shares were sold at $12 per share and are all still outstanding with a conversion rate of 1-to-1. Further assume that the Company now sells 50,000 common shares at a price of $9 per share, or total aggregate proceeds of $450,000 (50,000 X $9). The Series C Preferred conversion rate would be adjusted as follows:
1 X (100,000 + 50,000)/(100,000 - (450,000/12)), or a new rate of 1-to-1.09091.
The Series C preferred stock can be converted at any time at the option of the holder. No fractional shares will be issued upon conversion.



     If our board of directors declares a cash dividend payable on our outstanding shares of common stock, the board of directors must also declare a dividend payable on each share of Series C preferred stock equal to the amount of the dividend payable on the number of shares of common stock into which each such share could then be converted. Holders of shares of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of our liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of our assets legally available for such payments prior to the time other holders of our securities junior to the Series C preferred stock will be entitled to any payments. We are restricted from undertaking the following corporate actions without the consent of the Series C preferred stockholders while any shares of Series C preferred stock remain outstanding: (i) merging, selling all or substantially all of our assets or liquidating unless the holders of Series C preferred stock receive at least $15.00 per share; (ii) purchasing any common stock, except for purchases of shares under contractual arrangements; (iii) authorizing or issuing any equity securities senior to or on parity with the Series C preferred stock; (iv) declaring or paying any cash dividends on the common stock; or (v) increasing or decreasing the number of authorized shares of preferred stock or common stock.

     1,823,854 shares of Series C Preferred Stock and 500,000 shares of Series D Preferred Stock have been converted as of March 31, 2002. Each of these conversions of the shares of Series C Preferred Stock and Series D Preferred Stock was made in reliance upon the exemption available from registration under
Section 3(a)(9) of the Securities Act of 1933. The basis for the exemption of the issuances of common stock upon conversion is that the exchanges were made solely between the Company and its then-existing security holders and no commissions or other remuneration was paid, or given directly or indirectly, for soliciting security holders to make the exchange.


                  DIRECTORS AND EXECUTIVE OFFICERS OF MOBILITY

     The names and ages of our directors are as follows:


NAME                                     AGE                  POSITION
----                                     ---                  --------
Charles R. Mollo......................   50    President, Chief Executive Officer and
                                               Chairman of the Board
Joan W. Brubacher.....................   48    Vice President and Chief Financial
                                               Officer
Jeffrey S. Doss.......................   40    Executive Vice President and Director
Holmes T. Lundt.......................   45    Executive Vice President of Handheld
                                               Business
Timothy S. Jeffries...................   39    Executive Vice President of Worldwide
                                               Sales & Services
Larry M. Carr(2)......................   58    Director
Robert P. Dilworth(1)(2)..............   60    Director
Jeffrey R. Harris(2)..................   53    Director
William O. Hunt(1)....................   68    Director
Jerre L. Stead(1).....................   59    Director


---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Charles R. Mollo is one of our founders and has been our Chief Executive Officer and Chairman of our board of directors since our formation in May 1995, and our President since July 1999, having previously served as our President between March 1997 and June 1998. From September 1992 to May 1995, Mr. Mollo was the director of the Wireless Telephone Products Division of Andrew Corporation, a communications equipment services and systems company. From September 1986 to July 1992, Mr. Mollo was the Vice President of Corporate Development of Alliance Telecommunications Corporation, a wireless telecommunications company. Between 1980 and 1986, Mr. Mollo was a Vice President of Meadows Resources, Inc., where he managed a venture capital and investment portfolio of approximately $150 million. In the past, he has served on the boards of a number of companies, including Alliance Telecommunications Corporation. Mr. Mollo has a B.S.E.E. from Manhattan College, an M.S.E.E. from Newark College of Engineering, and an M.B.A. from the University of New Mexico.

     Joan W. Brubacher has served as a Vice President and our Chief Financial Officer since August 2001, and previously served as our Corporate Controller from May 1999 until August 2001 and as our Senior Financial Analyst from August 1998 until May 1999. From 1993 to 1998, Ms. Brubacher served as chief financial officer for Phase Laser Systems, an electronics development/manufacturing firm. From 1990 to 1993, she served as chief financial officer and then was appointed to the position of chief operating officer of Laserex, Inc., a laser pointer manufacturing company. Ms. Brubacher began her career at the international public accounting firm of Ernst & Whinney (now Ernst & Young). Ms. Brubacher holds a CPA certificate in the state of Kansas and received a bachelor's degree in Business Administration with concentration in Accounting from Kansas State University.

     Jeffrey S. Doss is one of our founders, served as our President from our formation until March 1997 and has served as an Executive Vice President since that time. Mr. Doss has served as a director since May 1995. From May 1994 to December 1999, Mr. Doss was the owner of Doss Enterprises, which provided consulting services to various companies in the consumer electronics industry. From March 1994 through May 1995, Mr. Doss served as a consultant for cellular accessories for Andrew Corporation, a communications equipment company. From January 1991 to April 1994, Mr. Doss held various positions, including Vice President of Operations and President and Chief Executive Officer of Unitech Industries, Inc., a manufacturer of cellular telephone accessories.


     Holmes T. Lundt has served as Executive Vice-President for Handheld Business since July 2002, and continues in the role of President of Portsmith, Inc., a wholly-owned subsidiary of Mobility. He was a founder of Portsmith, Inc. in February 1999. Previously, he was a founding employee of Extended Systems, Inc, a wireless enterprise software developer established in 1984, where he served as R&D Manager, Marketing VP and Business Unit manager. Mr. Lundt began his career at Hewlett-Packard Corporation in 1979, where he was involved in research and development on new product concepts for the original HP LaserJet and DeskJet printer families. Mr. Lundt earned a Bachelor's Degree in Electrical Engineering from Iowa State University and a Master's Degree from Stanford University.



     Timothy S. Jeffries has served as our Executive Vice President of Worldwide Sales & Services since July 2002, and previously served as our Vice President of Worldwide Sales since January 2002. From 2000 to 2001, Mr. Jeffries served as the Vice President of Client Solutions (a.k.a. Global Sales) at Viacore, Inc., a B2B eCommerce infrastructure services company. From 1999 to 2000, Mr. Jeffries served as a Vice President of Product Management; and from 1997 to 1999, he served as the Vice President of Vendor Sales (a.k.a. Strategic Sales) at Ingram Micro, Inc., an information technology distribution and services company. From 1996 to 1997, Mr. Jeffries served as the Vice President of Business Development; and from 1994 to 1996, he served as the Vice President of Marketing at Intelligent Electronics, Inc., an information technology and distribution services company. Mr. Jeffries has held several other sales and marketing leadership roles in the high technology industry. Mr. Jeffries graduated from Santa Clara University with a Bachelor of Science in Political Science.


     Larry M. Carr has served as a director since September 2000 and is a member of the Audit Committee. Mr. Carr has served as chairman of the board of Northwest National Bank since 1995, and has been a director since 1992. Mr. Carr has served as chairman of the board of Video Conferencing Systems, Inc. since 1998, and has been a director since 1993. Mr. Carr is also a director of OHA Financial, Inc.

     Robert P. Dilworth has served as a director since May 1999 and is a member of the Audit Committee and the Compensation Committee. Prior to the acquisition of VLSI Technologies, Inc. by Royal Philips Electronics in June 1999, Mr. Dilworth was a Senior Vice President of the Computer & Consumer Products Group at VLSI and also a member of VLSI's board of directors. Mr. Dilworth was responsible for VLSI's businesses in Advanced Computing, ASIC's Consumer Digital Entertainment and Local/Wide Area Networking. Mr. Dilworth currently serves as a director at Metricom, Inc. He previously served as chairman of the board at Metricom, Inc. as well as being President and CEO. Mr. Dilworth serves as chairman of the board of GraphOn Corporation and is also a director of eOn Communications Corporation.

     Jeffrey R. Harris has served as a director since September 1995 and is a member of the Audit Committee. Mr. Harris has been employed by Public Service Company of New Mexico, a public utility company, since 1972, and currently serves as Director, International Business Development. Mr. Harris is President of New Vistas Investment Corporation, a real estate development and management company, and New Horizons Enterprises, Inc., a real estate investment and management company, and was a founder of the Bright Beginnings Child Development Centers, a child care chain in New Mexico.

     William O. Hunt has served as a director since December 1999 and is a member of the Compensation Committee. Mr. Hunt has been engaged in private investments since 1998. From 1992 to 1998, Mr. Hunt served as chief executive officer of Intellicall, Inc. and also served as chairman of the board until March 2001. Mr. Hunt has served as a director of Intellicall, Inc. (n/k/a Wireless WebConnect!,Inc.) since 1992. From 1990 to 1996, Mr. Hunt served as chairman or vice chairman of the board and director of Hogan Systems,

Inc., a designer of integrated online application software products for financial institutions. Prior to that time, Mr. Hunt served as chairman of the board, chief executive officer and president of Alliance Telecommunications Corporation. He is also chairman of the board of Internet America, Inc., an internet service provider and a director of Andrew Corporation.

     Jerre L. Stead has served as a director since November 2000 and is a member of the Compensation Committee. From 1996 through May, 2000, Mr. Stead served as chairman of the board and chief executive officer of Ingram Micro, Inc. During 1995, Mr. Stead served as chairman of the board and chief executive officer of LEGENT Corporation. He is also a director of Brightpoint, Inc., Armstrong World Industries, Inc., Thomas & Betts, Conexant Systems, Inc., Chinatron, Softbank E Commerce, and the TBG Group.

COMMITTEES OF THE BOARD OF DIRECTORS

     We have standing audit and compensation committees as described below. The board as a whole performs the duties of a nominating committee.

     Compensation Committee. The Compensation Committee of the board consists of Messrs. Dilworth, Stead and Hunt. The Compensation Committee makes recommendations to the board concerning salaries and incentive compensation for our executive officers, directors, employees and consultants and administers our 1996 Plan and our Discretionary Bonus Plan. The Compensation Committee met five times during the year ended December 31, 2001.

     Audit Committee. The Audit Committee of the board consists of Messrs. Carr, Harris and Dilworth. The board has determined that each member is an independent director within the meaning of the listing standards of Nasdaq and is able to read and understand fundamental financial statements. The board has also determined that at least one member of the Audit Committee has past employment experience in finance or accounting. The Audit Committee aids management in the establishment and supervision of our financial controls, evaluates the scope of the annual audit, reviews audit results, makes recommendations to our board regarding the selection of independent auditors, consults with management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. The board has reviewed, assessed the adequacy of, and adopted a written charter for the Audit Committee. A copy of the charter was filed as an Appendix to our proxy statement for our annual meeting held in 2001. The Audit Committee met four times during the year ended December 31, 2001.

                    EXECUTIVE COMPENSATION COMMITTEE REPORT

GENERAL COMPENSATION PROCEDURES AND POLICIES

     Our executive compensation plans have been designed to attract, retain and reward high caliber executives who will formulate and execute our business plans in a manner that will provide our stockholders with a higher than average return on our common stock while ensuring that our compensation levels are fair and appropriate to both our executives and stockholders. With these goals in mind, our compensation plans and policies have been designed to have total compensation linked significantly with our operating performance. Although the Compensation Committee recognizes that the improvement of operating performance and higher stock prices do not necessarily move in tandem over the short term, the Compensation Committee believes that the two criteria will correlate over the long term.

     The Compensation Committee does not expect to pay above-average base salaries to its executive officers, but does expect to use performance-oriented and equity-based compensation to reward positive performance and results.

     The Compensation Committee also supports the position that stock ownership by our executive officers, encouraged by equity-based compensation plans, aligns the interests of the executive officers with those of our stockholders. By using equity-based compensation over a period of time, our executive officers should become larger holders of common stock. This is intended to strengthen their identification with our stockholders and make increasing stockholder value an even more important focus for our management group. In addition, the

Compensation Committee believes that the use of equity-based compensation combined with a focus on our operating performance will create a balance of these two long-term objectives.

     Our compensation policy applicable to the chief executive officer as well as the other executive officers reflects the following general goals and objectives:

     - to encourage growth and create increased stockholder value by the efficient use of corporate assets;

     - to recognize the contribution exceptional management makes;

     - to provide the framework, as a component of the total compensation program, to attract, retain and motivate highly qualified management personnel; and

     - to develop performance criteria measuring revenue growth, profit and loss performance and other qualitative factors.

CHIEF EXECUTIVE OFFICER AND EXECUTIVE OFFICER COMPENSATION

     For the last completed fiscal year, Mr. Mollo's compensation, as well as that of the other executive officers, was based upon the following factors and criteria:

     - achievement of our sales plan;

     - achievement of our operating income plan;

     - achievement of our operating cash flow (EBITDA) plan;

     - achievement of our year-end cash balance target; and

     - discretionary measures based on managerial effectiveness, including (a) leadership exhibited through relationships with customers, vendors, employees and stockholders; (b) planning and execution of operations, including strategic and financial plans; (c) service to customers; (d) new product and market development; (e) productivity factors; (f) special problem handling and solving; and (g) overall organization and administrative management effectiveness.

     We have entered into an employment agreement with Mr. Mollo as described under "Employment Agreements" below. As of December 31, 2001, Mr. Mollo's base salary was $240,750. His salary will automatically be increased $25,000 per year. Mr. Mollo has a targeted annual cash bonus, for each fiscal year that the agreement is in effect, of up to 70% of his then current base salary. Under the terms of his employment agreement, in 1999 we granted Mr. Mollo the option to purchase 100,000 shares of our common stock at $4.00 per share under our 1996 Plan. This option expires on December 1, 2004 or one year following the termination of Mr. Mollo's employment agreement.

                                          By the Compensation Committee:
                                          Robert P. Dilworth
                                          William O. Hunt
                                          Jerre L. Stead

DIRECTOR COMPENSATION

     Each director who is also our employee does not receive additional compensation for serving as a director. Currently, each non-employee director, upon initial election to the board, receives a non-qualified option to purchase 50,000 shares of common stock, which vests quarterly over a three-year period commencing on the date of grant. In addition, each non-employee director receives a non-qualified option to purchase 50,000 shares of common stock immediately following each time the non-employee director is re-elected, which option vests quarterly over a three-year period commencing on the date of grant. At each annual meeting of our directors, each non-employee director who is elected to serve on either the Audit Committee or the Compensation Committee receives an option to purchase 2,500 shares of common stock, which option vests quarterly over a one-year period commencing on the date of grant. Each non-employee director serving as chairman of a committee receives an option to purchase 1,000 shares, which option vests quarterly over a one-year period commencing on the date of grant. The exercise price for options granted to non-employee directors is the fair market value of the common stock on the date of the grant and vesting occurs only upon continuous service as a non-employee director. Directors may also be reimbursed for certain expenses in connection with attendance at board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Neither Messrs. Dilworth, Hunt nor Stead, who are members of our Compensation Committee, has at any time been one of our officers or employees. None of our executive officers serves as a member of the board or compensation committee of any entity which has one or more executive officers serving as a member of our board or Compensation Committee. For a description of the transactions between us and any member of the Compensation Committee and entities affiliated with any Compensation Committee member, see "Certain Relationships and Related Transactions" below.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded to, earned by or accrued for services rendered to us in all capacities during the years ended December 31, 2001, 2000 and 1999 by our chief executive officer and the three other most highly compensated executive officers whose salary and bonus exceeded $100,000 in fiscal 2001 (collectively, the "Named Executive Officers") for services rendered in all capacities to us during the year ended December 31, 2001.

                           SUMMARY COMPENSATION TABLE


                                                                                            LONG-TERM
                                                                                       COMPENSATION AWARDS
                                                ANNUAL COMPENSATION(1)                ----------------------
                                    -----------------------------------------------               SECURITIES
NAME AND                                                  LTIP       OTHER ANNUAL       STOCK     UNDERLYING
PRINCIPAL POSITION                  YEAR   SALARY($)   PAYOUTS($)   COMPENSATION($)   AWARDS($)   OPTIONS(#)
------------------                  ----   ---------   ----------   ---------------   ---------   ----------
Charles R. Mollo..................  2001   $237,029           --           --               --          --
  President, Chief Executive
    Officer                         2000   $219,423     $119,191           --               --          --
  and Chairman of the Board         1999   $123,750     $  1,923           --         $400,000     100,000
Jeffrey S. Doss...................  2001   $189,623           --           --               --          --
  Executive Vice President          2000   $194,500     $ 69,874           --               --          --
  and Director                      1999   $120,366     $  1,731           --         $300,000      75,000
Joan W. Brubacher(2)..............  2001   $120,625           --           --         $ 47,250      15,000(3)
  Vice President and Chief
  Financial Officer
Donald W. Johnson(5)..............  2001   $228,030           --           --         $346,500     110,000(4)
  Executive Vice President          2000   $160,769     $ 63,423           --               --          --
  and Chief Operating Officer       1999         --           --           --               --          --


---------------

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) Ms. Brubacher was appointed Chief Financial Officer in August 2001.

(3) Ms. Brubacher was awarded 10,000 options in 2000. Ms. Brubacher was awarded an additional 10,000 options on January 17, 2001. On July 18, 2001, the options issued to Ms. Brubacher in 2000 were cancelled. Those new options issued to Ms. Brubacher in 2001 are reflected as part of the 15,000 options in this table. See "Board Report on Options Cancellations and Issuances" for more information.

(4) Mr. Johnson was awarded 110,000 options in 2000. Mr. Johnson was awarded an additional 110,000 options on January 17, 2001. On July 18, 2001, the options issued to Mr. Johnson in 2000 were cancelled.

    Those new options issued to Mr. Johnson in 2001 are reflected in this table. See "Board Report on Options Cancellations and Issuances" for more information.


(5)Mr. Johnson's employment with Mobility ended July 2002.


OPTION GRANTS IN LAST FISCAL YEAR

     Stock options were granted to the Named Executive Officers set forth below during the year ended December 31, 2001.


                                                   INDIVIDUAL GRANTS
                             --------------------------------------------------------------
                                          % OF TOTAL
                             NUMBER OF     OPTIONS
                             SECURITIES   GRANTED TO
                             UNDERLYING   EMPLOYEES    EXERCISE OR    MARKET                   GRANT DATE
                              OPTIONS     IN FISCAL    BASE PRICE      PRICE     EXPIRATION   PRESENT VALUE
NAME                         GRANTED(#)    YEAR(%)      ($/SHARE)    ($/SHARE)      DATE          $(4)
----                         ----------   ----------   -----------   ---------   ----------   -------------
Joan W. Brubacher..........    15,000(1)     1.7%(3)      $3.15        $3.15      1/17/06       $ 26,760(5)
Don Johnson(7).............   110,000(2)    12.4%(3)      $3.15        $3.15      1/17/07       $196,240(6)


---------------

(1) Ms. Brubacher was awarded 10,000 options in 2000. Ms. Brubacher was awarded an additional 10,000 options on January 17, 2001. On July 18, 2001, the options issued to Ms. Brubacher in 2000 were cancelled. The new options issued to Ms. Brubacher in 2001 are reflected as part of the 15,000 options in this table. See "Board Report on Options Cancellations and Issuances" for more information.

(2) Mr. Johnson was awarded 110,000 options in 2000. Mr. Johnson was awarded an additional 110,000 options on January 17, 2001. On July 18, 2001, the options issued to Mr. Johnson in 2000 were cancelled. The new options issued to Mr. Johnson in 2001 are reflected in this table. See "Board Report on Options Cancellations and Issuances" for more information.

(3) Includes 95,000 options that were granted to employees under the 1996 Plan and subsequently cancelled in 2001. See "Board Report on Options Cancellations and Issuances" for additional information.

(4) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of the common stock.

(5) Based on the Black-Scholes option pricing model, assuming that one-seventh of the options will be exercisable six months following the grant date, and successive six month periods thereafter, no dividend yield, expected volatility of 100% and a risk-free interest rate of 3.50%.

(6) Based on the Black-Scholes option pricing model, assuming that one-fifth of the options will be exercisable on the first anniversary of the grant and each of the next four anniversaries thereof, no dividend yield, expected volatility of 100% and a risk-free interest rate of 3.50%.


(7) Mr. Johnson's employment with Mobility ended July 2002.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table provides summary information regarding the stock options exercised during 2001 and the stock options held as of December 31, 2001 by the Named Executive Officers.

                                                          NUMBER OF SHARES
                                                             UNDERLYING               VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                              SHARES                    AT DECEMBER 31, 2001          AT DECEMBER 31, 2001
                            ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                         EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                        -----------   --------   -----------   -------------   -----------   -------------
Charles R. Mollo..........       --           --       57,146          57,759           --             --
Jeffrey S. Doss...........       --           --       79,370          31,568           --             --
Joan W. Brubacher(1)......       --           --        2,382          22,618           --             --
Donald W. Johnson(2)......       --           --           --         110,000           --             --

---------------

(1) Ms. Brubacher was awarded 10,000 options in 2000. Ms. Brubacher was awarded an additional 10,000 options on January 17, 2001. On July 18, 2001, the options issued to Ms. Brubacher in 2000 were cancelled. Additionally, Ms. Brubacher was awarded 19,500 options, which were subsequently cancelled in September 2001. As part of such cancellation, we granted to Ms. Brubacher new stock options in March 22, 2002 to acquire 80%, or 15,600 shares, of our common stock underlying the cancelled options. See "Board Report on Cancellations and Issuances" for more information.


(2) Mr. Johnson was awarded 110,000 options in 2000. Mr. Johnson was awarded an additional 110,000 options on January 17, 2001. On July 18, 2001, the options issued to Mr. Johnson in 2000 were cancelled. See "Board Report on Options Cancellations and Issuances" for more information. Mr. Johnson's employment with Mobility ended July 2002.


DISCRETIONARY BONUS PLAN

     In order to succeed, we believe that we must be able to attract and retain qualified personnel by developing base compensation and bonus packages that are in line with comparable companies. The Compensation Committee is responsible for administering and interpreting our Discretionary Bonus Plan, determining eligibility thereunder, approving performance goals and plans, and recommending bonus awards subject to final approval by our Directors. The participants in the Discretionary Bonus Plan, including our executive officers, subsidiary and division general managers, and other selected personnel, are eligible for annual awards under the Discretionary Bonus Plan, as a percentage of base compensation, of up to 70% for the Chief Executive Officer, and ranging from 25% to 50% for other executive officers and selected personnel. The bonus percentage amounts may be modified quarterly or from time to time by our Directors based upon the financial plan for the upcoming quarter, and the recommendation of the Compensation Committee.

     The determination of awards under the Discretionary Bonus Plan will take into account input from our senior management who will consider, among other things, one or more of the following goals:

     - Encouraging our growth and creating increased stockholder value through the efficient use of assets;

     - Recognizing the contribution of exceptional management, and awarding discretionary bonuses for extraordinary performance; and

     - Providing incentives and rewards, as a component of the total compensation program, to attract, retain and motivate highly qualified management personnel.

     To achieve these goals, we integrate base compensation with bonuses based upon a variety of factors that include our operating performance as a company, as well as each participant's individual initiative and performance. In determining whether to award bonuses under the Discretionary Bonus Plan, the Compensation Committee will specifically consider, among other things, (i) the achievement of a quarterly sales plan, (ii) the achievement of a quarterly operating cash flow (EBITDA) plan, (iii) the achievement of a quarterly cash balance target, and (iv) a variety of other factors including, but not limited to, an assessment of each participant's leadership ability, planning and execution of operations, service to customers, product and market development, and overall productivity. The Compensation Committee will apply, on a quarterly basis, a formula assigning weights to the above-outlined performance criteria, in order to highlight our primary objectives for that quarter.

     In order to be eligible for a bonus award in any given calendar quarter, participants must be employed with us as of the last day of such calendar quarter (with certain limited exceptions). Our directors may elect to award bonuses in cash or in our stock. If payment is made in stock, the stock price will be established by our directors at the time the bonus is approved.

BOARD REPORT ON OPTIONS CANCELLATIONS AND ISSUANCES

     On July 18, 2001, the Compensation Committee cancelled options to purchase 10,000 and 110,000 options granted to Ms. Brubacher and Mr. Johnson, respectively. The exercise price of those options were $12.00 and $11.00, respectively. Additionally, effective September 2001, the Compensation Committee granted to employees, including the named Executive Officers (although Mr. Johnson did not participate), the option of retaining their current option position under the 1996 Plan, or canceling such options, in which event such option holder was granted options in March 2002 to acquire 80% of the shares of common stock underlying the cancelled options at the fair market value as of the date of such grant. The exercise prices of the options which are the subject of such cancellation, which have generally been equal to or greater than the fair market value at the date of grant, have ranged from $12.00 to $1.28. The Compensation Committee and the board of directors recognized that certain events beyond the reasonable control of the employees of the Company had significantly reduced the incentive these options were intended to create. It was the expectation of the Compensation Committee and the board of directors that by issuing new options, the intended incentive would be restored in part.

     The following table provides information concerning the cancellation and issuance of certain stock options granted to our Named Executive Officers under the 1996 Plan as required by Regulation S-K:

                           TEN YEAR OPTION REPRICING


                                            SECURITIES   SECURITIES    MARKET
                                            UNDERLYING   UNDERLYING   PRICE OF    EXERCISE
                                             OPTIONS      OPTIONS     STOCK AT    PRICE AT      NEW       LENGTH OF ORIGINAL
                                              BEFORE       AFTER       TIME OF     TIME OF    EXERCISE        OPTION TERM
                                 DATE       REPRICING    REPRICING    REPRICING   REPRICING    PRICE       REMAINING AT DATE
NAME AND POSITION             CANCELLED        (#)          (#)          ($)         ($)       ($)(1)        OF REPRICING
-----------------           --------------  ----------   ----------   ---------   ---------   --------   ---------------------
Charles R. Mollo..........  Sept. 21, 2001     8,333        6,666       $0.96      $11.50      $1.27     19 months and 10 days
President, Chairman and
Chief Executive Officer
Jeffrey S. Doss...........  Sept. 21, 2001     8,333        6,666       $0.96      $11.50      $1.27     19 months and 10 days
Executive Vice President
and Director
Joan W. Brubacher.........  Sept. 21, 2001       500          400       $0.96      $ 4.00      $1.27     48 months and 29 days
Vice President and Chief    Sept. 21, 2001     5,000        4,000       $0.96      $ 4.00      $1.27     48 months and 27 days
Financial Officer           Sept. 21, 2001     7,500        6,000       $0.96      $ 4.00      $1.27     37 months and 10 days
                            Sept. 21, 2001     1,500        1,200       $0.96      $ 8.00      $1.27     42 months and 22 days
                            Sept. 21, 2001     2,500        2,000       $0.96      $ 8.00      $1.27     43 months and 22 days
                            Sept. 21, 2001     2,500        2,000       $0.96      $11.50      $1.27     35 months and 29 days
                            July 18, 2001     10,000       10,000       $2.25      $12.50      $3.15     47 months and 13 days
Donald W. Johnson(2)......  July 18, 2001    110,000      110,000       $2.25      $11.00      $3.15     44 months and 14 days
Executive Vice President
and Chief Operating
Officer


---------------

(1) Market prices on the issue date of new options, six months and one day within the cancellation date.


(2)Mr. Johnson's employment with Mobility ended in July 2002.

                                          By the Compensation Committee:
                                          Robert P. Dilworth
                                          William O. Hunt
                                          Jerre L. Stead

EMPLOYMENT AGREEMENTS


     We have entered into employment agreements with Ms. Brubacher and Messrs. Mollo, Doss and Johnson. The agreements with Messrs. Mollo and Doss expired on December 1, 2001, but were automatically renewed for an additional one year period according to the terms of each agreement. The agreement with Ms. Brubacher expires on August 14, 2003. The agreement with Mr. Johnson was terminated in July 2002. Each of these employment agreements is automatically renewed on a year-to-year basis at the end of its then-current term, unless either party to the agreement gives the other party notice of termination at least 90 days prior to the end of the then current term. The employment agreements provide for increases in salary as determined by the board of directors.


     As of December 31, 2001, Mr. Mollo's base salary was $240,750. His salary will automatically be increased $25,000 per year. Mr. Mollo has a targeted annual cash bonus, for each fiscal year that the agreement is in effect, of up to 70% of his then current base salary. In 1999, under the terms of his employment agreement, we granted Mr. Mollo the option to purchase 100,000 shares of our common stock at $4.00 per share under our 1996 Plan. This option expires on December 1, 2004 or one year following the termination of Mr. Mollo's employment agreement. In September 2001, we cancelled options previously granted to Mr. Mollo to purchase 8,333 shares at an exercise price of $11.50 per share and we granted Mr. Mollo options in March 2002 to purchase 6,666 shares at an exercise price of $1.27 per share. See "Board Report on Options Cancellations and Issuances." These options expire on March 22, 2006.

     As of December 31, 2001, Mr. Doss's base salary is $192,600. Mr. Doss has a targeted annual increase in salary of at least 7% which will take effect each year on December 1. Mr. Doss has a targeted annual cash bonus, for each fiscal year that the agreement is in effect, of up to 50% of his then current base salary. In 1999, under the terms of his employment agreement, we granted Mr. Doss the option to purchase 75,000 shares of our common stock at $4.00 per share under our 1996 Plan. This option expires on the earlier of March 31, 2003 or 180 days following the termination of Mr. Doss's employment agreement. In September 2001, we cancelled options granted to Mr. Doss to purchase 8,333 shares at an exercise price of $11.50 per share and we granted options in March 2002 to Mr. Doss to purchase 6,666 shares at an exercise price of $1.27 per share. See "Board Report on Options Cancellations and Issuances." These options expire on March 22, 2006. Pursuant to Mr. Doss's employment agreement, we sold to him 50,000 shares of our Series C preferred stock at a purchase price of $6.00 per share and issued Mr. Doss a warrant to purchase 50,000 shares of our common stock at an exercise price of $0.02 per share. In return, Mr. Doss provided us with a promissory note and an agreement pledging his 50,000 shares of Series C preferred stock and his warrant to purchase (and the underlying) 50,000 shares of common stock to us. The above promissory note was due and payable on December 1, 2001, with pre-payments required for any cash bonuses, however, we waived such pre-payment with respect to a $69,874 bonus paid to Mr. Doss in 2001, and have extended such maturity date until November 30, 2002.

     If we terminate our employment agreement with Mr. Mollo or Mr. Doss for any reason other than just cause, as defined in the agreement, within two years of experiencing a change in control, as defined in the agreement, we will, in the case of Mr. Mollo, pay a lump-sum payment equal to his then current salary for the remainder of the then current term of the agreement or, in the case of Mr. Doss, continue to pay his then current salary for the remainder of the then current term of his employment agreement plus one year. If Mr. Mollo or Mr. Doss terminates his employment agreement with us for constructive termination, as defined in the agreement, within two years of the time that we experience a change in control, as defined in the agreement, we will, in the case of Mr. Mollo, also pay him a lump-sum payment equal to his then current salary for the remainder of the then current term of his employment agreement or, in the case of Mr. Doss, continue to pay his then current salary for the remainder of the then current term of his employment agreement plus one year.

     We have agreed to consult with Mr. Doss regarding any change of our current chief executive officer. If Mr. Doss does not approve of the new chief executive officer, he is entitled to terminate his employment with us within thirty days of the time the new chief executive officer takes office. Mr. Doss will retain the compensation he has earned until that point and we will pay to Mr. Doss a lump-sum equal to three months of his then current salary.

     As of December 31, 2001, Ms. Brubacher's base salary was $150,000, but was increased to $169,500 on January 1, 2002. Ms. Brubacher has a targeted annual calendar year cash bonus of 50% of her then current salary. Under the terms of her employment agreement in March 2002, we granted Ms. Brubacher the option to purchase 20,000 shares of our common stock at $1.27 per share under our 1996 Plan. This option vests and becomes exercisable over a period of three years from the date of grant and expires on March 22, 2007, unless it expires earlier due to Ms. Brubacher terminating her employment with us. In January 2000, we issued options to Ms. Brubacher to purchase 10,000 shares at an exercise price of $12.00 per share. In January 2001, we granted to Ms. Brubacher options to purchase an additional 10,000 shares at an exercise price of $3.15 per share. These options expire on January 17, 2006. In July 2001, we cancelled the options granted to Ms. Brubacher in January 2000. In September 2001, we cancelled options previously granted to Ms. Brubacher to purchase 19,600 shares at exercise prices ranging from of $11.50 per share to $4.00 per share. In March 2002, we granted various options to Ms. Brubacher to purchase 15,600 shares at an exercise price of $1.27 per share. The options to purchase the 15,600 shares expire on March 22, 2006. See "Board Report on Options Cancellations and Issuances."

     As of December 31, 2001, Mr. Johnson's base salary is $235,400. Mr. Johnson has a targeted annual calendar year bonus of 50% of his then current salary. Under the terms of his employment agreement, we granted Mr. Johnson options to purchase 110,000 shares of our common stock at $11.00 per share under our 1996 Plan. In addition, on January 17, 2001 we granted Mr. Johnson options to purchase 110,000 shares at an exercise price of $3.15 per share. This option vests and becomes exercisable over a period of three years beginning January 17, 2001 and expires January 17, 2007, unless it expires earlier due to Mr. Johnson's termination of employment with us. In July 2001, we cancelled the original options granted to Mr. Johnson to purchase 110,000 shares at an exercise price of $11.00 per share. If we terminate our employment agreement with Mr. Johnson for any reason other than just cause, as defined in the agreement, or if Mr. Johnson terminates the agreement with us for constructive termination, as defined in the agreement, within two years of experiencing a change in control, as defined in the agreement, we will pay a lump-sum payment equal to his then current salary for the remainder of the then current term of the agreement.

           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF MOBILITY

     Effective as of March 2, 2001, the Company issued 68,966 shares of common stock to each of Jeffrey S. Doss, Donald W. Johnson and La Luz Enterprises, L.L.C., an affiliate of Charles R. Mollo, at a purchase price of $2.90 per share. Each of the purchasers paid $690 in cash and executed and delivered to the Company a three-year promissory note, in the original principal amount of $199,311, and bearing interest at the rate of 6.33% per annum. Each promissory note is secured by the shares of common stock so issued, and in addition, the promissory note issued by La Luz Enterprises, L.L.C. is guaranteed by Mr. Mollo.


     Effective as of May 7, 2002, the Company issued 50,000 shares of common stock to each of Joan W. Brubacher and Timothy S. Jeffries at a purchase price of $1.40 per share. Ms. Brubacher executed and delivered to the Company a three-year promissory note, in the original principal amount of $70,000, and bearing interest at the rate of 6% per annum. This promissory note is secured by the shares of common stock so issued.


     We have granted options to certain of our directors and executive officers.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT OF MOBILITY


     The following table sets forth certain information regarding the beneficial ownership of our common stock and Series C preferred stock as of July 31, 2002, by:


     - each person or entity known by us to beneficially own 5% or more of the outstanding shares of common stock including shares of Series C preferred stock, which is convertible into common stock;

     - each of our directors and the Named Executive Officers; and

     - all of our executive officers and directors as a group.

     Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.


                                                                NUMBER OF SHARES
                                                            BENEFICIALLY OWNED(1)(2)
                                                       -----------------------------------
                                                                   PERCENTAGE   PERCENTAGE
                                                                   BEFORE THE   AFTER THE
BENEFICIAL OWNER                                        NUMBER       MERGER       MERGER
----------------                                       ---------   ----------   ----------
Directors and Named Executive Officers:
  Charles R. Mollo(3)(4).............................  1,286,755       7.6%         6.6%
  Jeffrey S. Doss(3)(5)..............................    376,897       2.2%         1.9%
  Jeffrey R. Harris(3)(6)............................    908,300       5.4%         4.7%
  Joan W. Brubacher(3)(7)............................     86,009         *            *
  Robert P. Dilworth(3)(8)...........................     65,000         *            *
  William O. Hunt(3)(9)..............................     83,663         *            *
  Jerre L. Stead(10).................................    137,625         *            *
  Larry M. Carr(11)..................................    224,504       1.3%         1.2%
  Timothy S. Jeffries(3)(12).........................     59,289         *            *
  Holmes T. Lundt(3)(13).............................    125,734         *            *
Executive officers and directors as a group (ten
  persons)...........................................  2,606,476        15%          13%
5% or more Stockholders:
  Janice L. Breeze-Mollo(14).........................    833,541       4.9%         4.3%


---------------

  *  Represents beneficial ownership of less than 1%

 (1) "Beneficially" owned shares, as defined by the SEC, are those shares as to which a person has voting or dispositive power, or both. "Beneficial" ownership does not necessarily mean that the named person is entitled to receive the dividends on, or the proceeds from the sale of, the shares.


 (2) For purposes of calculating the number of shares beneficially owned by a stockholder and the percentage ownership of that stockholder, shares of common stock subject to options that are currently exercisable or exercisable within 60 days of July 31, 2002 by that stockholder are deemed outstanding. Percentage ownership is based on 16,827,605 shares of common stock, which includes 400,000 shares held in escrow, and 569,679 shares of Series C preferred stock, which converts to 429,993 shares of common stock using a conversion factor of 1-to-.75480, outstanding as of July 31, 2002. Additionally, for calculating the shares percentage of shares beneficially owned after the merger, 2,600,000 shares of Mobility common stock issuable to the iGo stockholders immediately upon the closing of the merger have been included in the calculation.



 (3) The address for Messrs. Mollo, Doss, Harris, Dilworth, Hunt, Jeffries, Lundt and Ms. Brubacher is 7955 East Redfield Road, Scottsdale, Arizona 85260.



 (4) Includes 116,047 shares owned by Mollo Family LLC of which Mr. Mollo owns 10% and is a manager; 379,062 shares owned by New Vistas Investment Corporation of which the CRM-088 Trust owns approximately 43% -- Mr. Mollo is the family trustee and 100% beneficiary of such trust; 238,827 shares owned by New Horizons Enterprises of which the CRM-008 Trust owns 49%; 231,864 shares owned by La Luz Enterprises, L.L.C., of which CRM-008 Trust is the 100% owner; 9,042 shares held at Delaware Trust FBO Charles R. Mollo; 25,000 shares held in the John R. Harris and Timothy D. Harris Irrevocable Trust of which Mr. Mollo is trustee; 24,531 shares that may be received upon the conversion of 32,501 shares of Series C preferred stock owned by La Luz Enterprises, L.L.C.; 107,402 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation, of which the CRM-008 Trust owns 43%; 16,823 shares that may be purchased upon the exercise of warrants owned by Mollo Family LLC; 22,009 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation; and 116,148 shares that may be purchased upon the exercise of options granted under the 1996 Plan. Mr. Mollo is married to Ms. Breeze-Mollo, however, all shares owned by Ms. Breeze-Mollo are held as separate property and Mr. Mollo has no beneficial ownership rights thereto, and disclaims beneficial ownership of the shares owned by Ms. Breeze-Mollo.



 (5) Includes 203,983 shares owned directly by Mr. Doss; 5,000 owned by Nolton Doss International, Inc. of which Mr. Doss owns 50% and is a director; 37,740 shares that may be received upon the conversion of 50,000 shares of Series C preferred stock owned directly by Mr. Doss; 10,514 shares that may be purchased upon the exercise of warrants owned directly by Mr. Doss; and 119,660 shares that may be purchased upon the exercise of options granted under the 1996 Plan.



 (6) Includes 36,403 shares owned directly by Mr. Harris; 60,578 shares owned by Harris Family LLC of which Mr. Harris owns 10% and is a manager; 6,742 shares held at Delaware Trust FBO Jeffrey R. Harris; 379,062 shares owned by New Vistas Investment Corporation of which Mr. Harris owns approximately 20% and is a director; 238,827 shares owned by New Horizons Enterprises of which Mr. Harris owns 26% and is a director; 12,579 shares that may be received upon the conversion of 16,666 shares of Series C preferred stock owned directly by Mr. Harris; 3,146 shares that may be received upon conversion of 4,168 shares of Series C preferred stock held at Delaware Trust FBO Jeffrey R. Harris; 107,402 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation; 9,677 shares that may be purchased upon the exercise of warrants owned by Harris Family LLC; 22,009 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation; and 31,875 shares that may be purchased upon the exercise of options granted under the 1996 Plan.



 (7) Includes 50,000 shares owned directly by Ms. Brubacher and 36,009 shares that may be purchased upon the exercise of options granted to Ms. Brubacher under the 1996 Plan.



 (8) Includes 65,000 shares that may be purchased by Mr. Dilworth upon the exercise of options granted under the 1996 Plan.



 (9) Includes 28,038 shares owned by B&G Partners Limited of which Mr. Hunt has a 100% interest; and 55,625 shares that may be purchased upon the exercise of options granted under the 1996 Plan.



(10) Includes 77,000 shares owned directly by Mr. Stead; and 60,625 shares that may be purchased by Mr. Stead upon the exercise of options granted under the 1996 Plan. The address for Mr. Stead is 10040 E. Happy Valley Road, 674 Desert Highlands, Scottsdale, Arizona 85255.



(11) Includes 39,530 shares owned directly by Mr. Carr; 140,149 shares held by OHA Financial, Inc., of which Mr. Carr is a director and majority-stockholder; 28,125 shares that may be purchased by Mr. Carr upon the exercise of options granted under the 1996 Plan; and 16,700 shares that may be purchased upon the exercise of warrants owned directly by Mr. Carr. The address for Mr. Carr is 2619 Hemingway Drive, Arlington, Texas 76006.



(12) Includes 50,000 shares owned directly by Mr. Jeffries and 9,289 shares that may be purchased upon the exercise of options granted under the 1996 Plan.



(13) Includes 125,734 shares owned directly by Mr. Lundt.



(14) Includes 14,696 shares owned directly by Ms. Breeze-Mollo; 30,966 shares held by the Breeze Family LLC; 6,468 shares held at Alex Brown FBO Janice
     L. Breeze; 22,780 shares held in La Luz

     Enterprises, II LLC, of which Janice L. Breeze Revocable Trust is the 100% owner -- Ms. Breeze-Mollo is the trustee and 100% beneficiary of such trust; 379,062 shares owned by New Vistas Investment Corporation of which the JLM-008 Trust owns approximately 18.5%; 238,827 shares owned by New Horizons Enterprises of which the JLM-008 Trust owns 25%; 3,774 shares that may be received upon the conversion of 5,000 shares of Series C preferred stock owned by La Luz Enterprises, II LLC, of which Janice L. Breeze Revocable Trust is the 100% owner of which Ms. Breeze-Mollo is the trustee and 100% beneficiary; 107,402 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation; 7,557 shares that may be purchased upon the exercise of warrants owned by the Breeze Family LLC; and 22,009 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation. Ms. Breeze-Mollo is married to Mr. Mollo, however, all shares owned by Mr. Mollo are held as separate property and Ms. Breeze-Mollo has no beneficial ownership rights thereto, and disclaims beneficial ownership of the shares owned by Mr. Mollo. The address for Ms. Breeze-Mollo is 5528 Eubank Boulevard, N.E., Suite #3, Albuquerque, New Mexico 87111.

                         PERFORMANCE GRAPH OF MOBILITY

     The following chart compares the yearly percentage change in the cumulative total stockholder return on our common stock from June 30, 2000 through the fiscal year ending December 31, 2001 with the cumulative total return of (1) the MG Group Index and (2) the Nasdaq National Market Index. The comparison assumes $100 was invested on June 30, 2000 in Mobility's common stock and in each of the other indices, and assumes reinvestment of dividends. Mobility paid no dividends during the period.

                     COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
                        AMONG MOBILITY ELECTRONICS INC.,
                   NASDAQ COMPOSITE MARKET INDEX AND S&P 600

                                    [GRAPH]

------------------------------------------------------------------------------------------
 MOBILITY
  ELECTRONICS INC      100.00     70.19     18.75     15.14     20.77      7.31      9.62
 NASDAQ COMPOSITE      100.00     92.64     62.36     46.48     54.63     37.92     49.39
 SP600 TECHNOLOGY
  HARDWARE &
  EQUIPMENT            100.00     86.38     61.99     50.73     58.78     42.76     57.58

                           INFORMATION REGARDING IGO

                                BUSINESS OF IGO

OVERVIEW

     Founded in 1993, and headquartered in Reno, Nevada, iGo Corporation designs, develops and markets accessories including batteries, adapters and chargers for mobile technology products such as notebook computers, cell phones and wireless devices. iGo's products address the needs of mobile professionals as well as corporations with mobile workforces who demand solutions to keep them powered up and connected. iGo develops its own line of mobile accessories under the Xtend and Road Warrior brands.

     iGo's Road Warrior and Xtend brands are recognized for top quality notebook computer and cellular products as well as travel solutions. Each precision-engineered product meets or exceeds industry standards for quality, innovation, performance and ease of use. iGo products help make business travelers' time in the air, and on the road, easier and more productive.

     iGo's products are available toll-free and online. They are also sold through a dedicated corporate account team, distributors including Ingram Micro and TechData, and leading value-added resellers. We have strategic relationships with companies such as Acer, IBM, NEC, Delta Air Lines, United Airlines, bmi british midland, Lan Chile Airlines, Boeing, Buy.com, Amazon.com and Hilton HHonors Worldwide.

     Our business combines the following key elements:

     - our proprietary product, supplier and compatibility databases;

     - our use of search technology to simplify the ordering process;

     - our capability to rapidly ship business-critical orders;

     - our focus on a high repeat purchase and replacement market;

     - our strategic referral relationships with key notebook computer OEMs (original equipment manufacturers) including IBM, NEC and Acer;

     - our strategic relationships with major airlines including United Airlines, Delta Air Lines, bmi british midland and Lan Chile Airlines;

     - our relationships with national resellers and distributors including Ingram Micro and Tech Data;

     - our ability to offer customized solutions for corporate customers; and

     - our ability to serve corporate America through a growing network of distributors and value added resellers.

     As a result of these factors, we have established a leading position in the mobile accessory market. Our customer database includes profiles of over 851,000 mobile users and detailed transaction histories on over 351,000 buyers. In January 2000, iGo completed the acquisitions of AR Industries, Inc., d.b.a. Road Warrior International, and CAW Products, Inc., d.b.a. Cellular Accessory Warehouse, in unrelated transactions. Road Warrior was a designer and distributor of notebook computer power and mobile connectivity products, as well as model-specific notebook computer hard drive upgrades. Cellular Accessory Warehouse was a distributor of model-specific cellular accessories. In August 2000, iGo completed the acquisition of Xtend Micro Products, Inc., a leader in power products and accessories for the portable computer market. In 2001, we continued to expand and grow our channel focus with the Road Warrior and Xtend product lines and have expanded both lines to include additional proprietary products. Product lines in the CAW business were transitioned under the Road Warrior lines as our focus is now dedicated to the Xtend and Road Warrior product lines.

INDUSTRY BACKGROUND

  PORTABLE COMPUTING AND MOBILE COMMUNICATIONS MARKETPLACE

     The use of notebook computers and mobile communications devices has grown rapidly due to infrastructure and hardware improvements which have simplified use, increased portability and reduced equipment and cellular airtime cost. According to Gartner Dataquest, there were 25.5 million portable personal computers, or PCs, shipped worldwide in 2000 and an estimated 38.2 million will ship in 2003, a 50% increase. The Cellular Telephone and Internet Association estimates that as of June 2001 there were 118 million wireless subscribers in the United States. Another study from Gartner Dataquest revealed that global PDA shipments in 2001 increased 18% to 13.1 million units from 2000's 11.1 million. Statistics such as these reveal the continued opportunity to supply mobile computing accessories for notebook computers, cell phones and PDAs.

     Busy professionals and other time-constrained people are increasingly incorporating mobile electronic devices into their daily lives. The more these individuals utilize the functionality of their mobile electronic devices, the more dependent they become on these devices to maintain their lifestyles and work patterns. As the number and utilization of these devices increases, the demand for consistent and reliable accessories, batteries and other supporting products will increase.

  INTERNET AND ELECTRONIC COMMERCE OPPORTUNITIES

     The Internet is now an accepted global communications medium, enabling millions of users to obtain and share information, interact with each other and conduct business electronically. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will reach 941 million by 2005. The increasing adoption of the Internet as an important communications tool provides businesses and consumers with an effective vehicle to access product information, services and online customer support. According to the United States Census, total online sales for 2001 were approximately $32.6 billion, an increase of 19.3% from 2000. This growth rate was sharper than the growth for overall retail sales in the same period.

     Businesses with mobile workforces and individual business travelers are not well served by traditional channels, which include mobile device manufacturers, traditional retailers and mail-order companies. There is a significant market opportunity to meet the needs of this large and underserved marketplace. This opportunity stems from the capabilities created by the nature of the products and the limitations of the traditional buying process:

     - The Products' Complexity. Most accessories and batteries for notebook computers, cellular phones and handheld electronic devices are brand and model-specific, creating a complex set of product/accessory combinations that will continue to proliferate as new device models are introduced. In addition, these products are peripheral and are often overlooked by manufacturers and retailers in the industry, who typically focus on the newest hardware models.

     - Limited Availability of Accessories. Notebook computers, cellular phones and other handheld electronic devices are manufactured and distributed by many companies yet there is no one complete source for model-specific accessories in this fragmented marketplace. As the installed base of mobile electronic devices continues to grow, it becomes increasingly difficult to maintain the comprehensive selection of accessories essential to meet the purchasing needs of individuals and businesses.

     - Lack of Customer Service Capabilities. Businesses and consumers are interested in obtaining the right accessories and batteries for their mobile electronic devices quickly and easily. However, most mobile device manufacturers and traditional retailers are focused primarily on selling the newest devices and are not adequately staffed or trained to handle the wide array of product availability and compatibility questions. Accordingly, they are typically unable to adequately serve their customers' accessory needs, which include model-specific batteries, adapters and chargers.

     We believe that we offer a solution that addresses these limitations and combines a broad product selection, convenient access, rapid delivery and excellent customer service for mobile device accessories.

THE IGO SOLUTION

     iGo's mission is to help keep the mobile professional powered-up and connected. We strive to be the most customer-centric mobile accessory company by making our products available through channels that are important to our customers and partners. The iGo solution is available toll-free, online, and through a dedicated corporate account team and hundreds of reseller locations nationwide. We enable businesses and individual consumers to efficiently identify, locate and purchase model-specific accessories for mobile electronic devices. Our proprietary relational databases combined with our comprehensive industry knowledge and service expertise create a valuable one-stop solution for our customers and partners who require accessories for cell phones, notebook computers and PDAs. We believe that our business model offers a comprehensive solution with significant benefits to mobile device manufacturers, business enterprises, mobile professionals and individuals on the go.

     Key elements of the iGo solution include:

     - Broad Selection of Mobile Accessories. We offer a broad selection of accessories for portable computing and mobile communications devices compatible with the majority of brands and models of mobile devices sold.

     - Proprietary Relational Product Database. We have developed a proprietary relational database architecture that enables our customers to accurately match their mobile accessories to compatible device brands and models. Our databases contain thousands of part numbers and individual items, images and detailed product descriptions. Our supplier database includes information for hundreds of trusted suppliers around the world. Our databases were assembled from primary research conducted over nine years and would be difficult to replicate, especially in the case of older models because mobile device manufacturers often do not maintain detailed information on older products.

     - Proprietary Products. Over the past two years, principally through acquisitions, we have evolved from largely being a reseller of other companies' products to also having our own line of core accessories. These core accessories include: batteries, AC adapters, auto/in-flight power cords and international connectivity products for mobile devices. iGo develops its own line of mobile accessories under the Xtend and Road Warrior brands.

     - Authoritative Source for Mobile Product Information. We provide our customers with solutions by answering important technical support questions and making purchase recommendations for mobile devices and accessories. Our industry knowledge enables us to better serve our customers. Our quality customer service encourages repeat purchases and word-of-mouth referrals. Our online support enables customers to efficiently find solutions to their problems in the field.

     - Multi-Channel Presence. Consumers, resellers and businesses use iGo to simplify the process of purchasing accessories for their mobile devices. We understand that while some companies prefer to buy direct through our traditional toll-free, online or corporate sales team channels, others choose to purchase indirectly through Value Added Resellers (VARs). Accordingly, we have created a strong presence with leading distributors nationwide, including Ingram Micro and Tech Data, and have developed strategic relationships with VARs such as CompuCom, CDW and Insight so our corporate customers with a procurement source already in place can also purchase iGo products through their approved vendors. We have enabled enterprises such as Merck, State Farm, Johnson and Johnson, Siemens and Pfizer to efficiently support their mobile workforces and protect their investment in expensive mobile computing and communications devices by providing batteries and accessories that keep these devices running.

     - Customer Database. Our direct marketing experience has allowed us to develop an effective customer acquisition and retention model. Since our inception in 1993, we have assembled detailed profiles of over 851,000 mobile users. In addition, this database contains detailed transaction histories on over 351,000 of our customers, including the brands and models of the user's portable devices along with the original advertising lead source that prompted the user to contact us. The knowledge derived from these detailed transaction histories enables us to better recommend model-specific and customer-specific accessories. The model-specific accessory relationship also provides us with built-in customer personalization. Once we know the customer's model, we can automatically recommend a host of accessories specially designed for their notebook computer, cell-phone or PDA. In addition, rechargeable batteries wear out over time as the heat and stress of repetitive charge and discharge cycles degrade the chemical components of the cells. By leveraging our direct marketing expertise combined with our product lifecycle knowledge, we can develop effective customer repurchase strategies.

THE IGO WEBSITE

     Our website homepage, robust search engine, product descriptions and value added tips and advice were crafted with the mobile professional in mind. Our site's search functionality allows customers to search for batteries, adapters and chargers using their device's manufacturer name, product category and/or model number. It also facilitates cross-sell and up-sell opportunities. Our "Tips and Advice" section answers frequently-asked questions, makes purchase recommendations and offers advice on how to get the most productive use out of batteries and other accessories. We also offer real-time text chat with our customer solutions representatives for our online customers who need technical support or purchase advice. The overall customer experience is designed to provide expertise and responsiveness to customers who are often frustrated by the traditional means of inquiring about and purchasing mobile electronic devices and accessories.

PRODUCT OFFERINGS

     We focus on providing quality accessories for mobile users. Prices typically range from $29 to $199. We offer an extensive selection of product categories, including:

     - Notebook Computer Accessories. We offer a broad selection of model-specific notebook computer accessories including batteries, AC chargers, auto/in-flight power cords, hard drive upgrades, external storage media, modems and port replicators.

     - Cellular Phone Accessories. Our selection of cellular gear includes batteries, hands-free devices, AC chargers, car power cords, and protective cases.

     - Handheld Electronic Device Accessories. Our selection of model-specific accessories for PDAs includes stylus tools, charging/synchronizing cables and protective cases.

     - Travel Products and Mobile Services. We offer a complete line of international phone and power adapters so our customers can power up and connect with their mobile technology products and accessories anywhere in the world. Our Road Warrior International Survival Guide is an on-line travel portal containing comprehensive content for the business traveler for over 160 countries around the world. Using the Guide, customers can locate the adapters required in each country, convert currency, learn about the culture and even research the languages spoken in a specific region.

STRATEGIC RELATIONSHIPS

     We intend to continue to establish and leverage strategic relationships with mobile device manufacturers, suppliers and domestic and international airlines.

     International Airlines. During the fourth quarter of 2001, we launched our first international relationships to sell our in-flight power adapters to two of the world's leading airlines: bmi british midland, the second largest airline serving the United Kingdom and Lan Chile Airlines, the largest airline in Chile and a leading airline in Latin America.

     Domestic Airlines. Our relationships with Delta Air Lines and United Airlines enable us to market products through in-flight, online and other customer referral programs.

     Membership Reward Programs. In September 2001, we entered into a relationship with Quixtar, Inc., Amway's online business unit. We offer essential mobile computing and communication accessories to hundreds of thousands of Independent Business Owners (IBOs) affiliated with Quixtar. Another one of our membership reward partners is the Hilton HHonors program, one of the world's leading guest reward
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

programs. iGo successfully launched the Hilton HHonors International Travel Guide, a program that enables Hilton HHonor members to earn and redeem HHonors points for mobile computing merchandise promoted through a co-branded international content and e-commerce travel portal (www.igohilton.com).

     Original Equipment Manufacturers. We have relationships with Acer, NEC and IBM. Through these relationships we obtain referrals and fulfill accessory orders. We also have access to these companies' complete product lines. This is just one more method that iGo uses to offer our customers a variety of solutions to ensure productivity wherever they go.

     Our strategic relationships are often not subject to formal agreements and/or can be terminated on little or no advance notice. The terms of our agreements with Acer, NEC and IBM require us to purchase minimum amounts of product each year. If we fail to meet these purchase levels, those parties have the discretion to terminate our agreements with them. We have not met such purchase levels to date, but have received no indication from any of those parties that they intend to terminate our relationship. Also, in each case either party may terminate the agreement with or without cause on two to three months' written notice. Accordingly, we can provide no assurance that these relationships will continue on their current terms or at all.

MARKETING AND CUSTOMER ACQUISITION

     We employ a combination of traditional and online marketing programs to acquire customers, retain existing customers and build brand awareness. Additionally, our new channel focus with our proprietary Road Warrior and Xtend product lines has opened new opportunities to create marketing programs that focus on the distribution channel. All of our programs are designed to cost-effectively acquire and retain high-value resellers, corporate purchasing agents and mobile users.

     Channel Marketing Activities. In order to leverage the benefit of the large direct sales forces employed by our two key distribution partners, Ingram Micro and Tech Data, together with large resellers, we routinely participate in joint marketing opportunities. These include sponsoring sales force training, participating in their direct marketing catalogs and promotions.

     Cellular Retailer and Service Carriers. To reach the cellular accessory sales market, we have developed reseller relationships with specialty, regional and mass retail stores. These retailers allow us to effectively reach consumers interested in cellular accessories.

     Offline Marketing and Promotion. To support our channels, we have developed marketing materials such as specification sheets and product catalogs. This type of documentation provides VARs, retailers and distributors with pertinent product information needed to effectively sell our products to their customer base. We have also utilized telemarketing and postcard mailings for customer acquisition and retention.

     Online Marketing and Promotion. Our online marketing and promotion strategy is designed to drive prospects to our website, acquire new customers and encourage repeat purchasing behavior. Through our advertising and promotions, we target purchasing agents, mobile professionals and other people who are themselves purchasers or who influence the purchase of mobile products and accessories at work. Our banners and promotions are designed to identify with the unique needs of these people, as well as provide solutions to their portable computing and mobile communications accessory needs.

     We use pay-for-performance affiliate and advertising opportunities, search engine optimization and referral relationship deals as the principal on-line mechanisms to acquire new customers. We pay our registered affiliates and partners a referral fee in the range of 7% to 15% of the net revenue generated from the initial customer order received from the link to our website. We use email campaigns as our principal on-line customer retention vehicle. For email customer retention and repurchase efforts, we analyze buyer behavior to optimize response.

CONCENTRATIONS OF CREDIT RISK

     As of December 31, 2001 and 2000, we had accounts receivable from a major customer, Ingram Micro Inc., of approximately $1.4 million and $1.9 million, respectively. Sales to this customer totaled approximately

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

$3.6 million and $5.0 million in the years 2001 and 2000, respectively. No other customer represented a significant percentage of our accounts receivable or sales in the years 2001 and 2000. As of December 31, 1999, and for the year then ended, there were no customers that represented a significant percentage of our sales or accounts receivable. Concentrations with respect to trade receivables are generally limited due to our large number of customers and their geographic and economic dispersion. Financial instruments that potentially subject us to credit risks consist primarily of cash accounts on deposit with banks, which, at times, may exceed federally insured limits. We believe we are not exposed to any significant credit risk related to cash or accounts receivable.

ENTERPRISE SALES


     Our enterprise sales team targets large-to-medium size businesses and resellers in an effort to generate large orders and develop continuing customer relationships. In particular, our enterprise sales representatives target enterprises with large field sales forces or large installed bases of notebook computers or cell phones.


CUSTOMER SERVICE

     Our goal is to provide our customers with the highest level of customer support. We offer customer service 24 hours-per-day, 365 days-per-year. Representatives handle contacts with customers through telephone, fax, email and live text chat. Our support services include product inquiries, ordering, technical support and customer service issues. We provide a high level of support by utilizing our sophisticated product and compatibility databases and by training our representatives with the in-depth knowledge required to meet the needs of resellers, corporate purchasing agents and mobile users. We have retained a third-party call center to handle after hours, overflow and possible disaster conditions.

TECHNOLOGY AND OPERATIONS

     We have developed a scalable, secure and reliable technology infrastructure to support our website and customer contact center, as well as to maintain and integrate our proprietary databases, our supply chain, and our accounting, finance and management reporting functions. Our website is designed to be accessible from all standard browsers without the need for additional client software. Our systems are designed to capture large amounts of customer-specific data, which is important to our ability to provide post-sale service and to target customers for future purchases. We also incorporate a variety of encryption and fraud detection technologies designed to protect the privacy of customer information and the integrity of customer transactions.

     Our software system architecture uses industry standard technologies to maximize reliability and scalability. We use Secure Socket Layer for secure transactions. Our applications run on an array of Intel-based server systems utilizing Microsoft Windows NT and SQL Server. We can scale our service as traffic increases by installing additional servers or increasing the number of processors per server. Our production data and hosting center is located at Advanced Telecom Group in Reno, Nevada, which provides routing and high bandwidth communication lines to a variety of major Internet backbone providers, as well as 24 hour-per-day monitoring and support. Our production data center also includes multiple redundant backup systems and power generators. We maintain server and bandwidth overcapacity at our hosting center to accommodate traffic spikes or server failure.

     We believe that our technology platform provides sophisticated electronic commerce functionality and integration, employing the following key systems:

     - relational databases;

     - customer relationship management software;

     - real-time Internet customer service;

     - automated call distribution; and

     - the Microsoft Commerce Server 2000 electronic commerce platform.

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


     We previously managed our own fulfillment center but recently transitioned the functions of receiving, picking, packing and shipping our products to a third party service provider.


COMPETITION

     The mobile computing and communication markets in which we operate are rapidly evolving and highly competitive. We believe the principal competitive factors in our marketplace are product selection, price and customer service. Our competitors operate in a number of different distribution channels, including electronic commerce, traditional retailing, catalog retailing and direct selling. We currently or potentially compete with a variety of companies in the sale of products in specific categories, including:

     - mobile products suppliers such as Targus;

     - retailers and etailers such as CompUSA and Amazon.com;

     - direct marketers such as Buy.com, CDW, Insight and Microwarehouse; and

     - traditional mobile device manufacturers or OEMs such as Fujitsu, Toshiba, IBM, NEC, Acer, Gateway, Dell, Nokia, Motorola and Erickson.

     Our competitors may have the ability to devote substantially more resources to the development, marketing, and/or sale of mobile device accessories than we do. In addition, larger and more well-financed entities may acquire, invest in or form joint ventures with our competitors. Some of our competitors may be able to secure products from suppliers on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies then we can. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that search for products from a variety of websites, may direct customers to other online merchants. There can be no assurance that we will be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY

     We regard our brand and substantial elements of our website and relational databases as proprietary, and seek their protection through trademark, service mark, copyright and trade secret laws. We enter into non-disclosure agreements with our employees and consultants, and generally with strategic partners. Despite these precautions, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without our authorization.

     Our iGo brand and our Internet address, www.iGo.com, are important components of our business strategy. We have obtained federal trademark registrations for our iGo, iGo (stylized), Xtend, 1-800-Batteries, Road Warrior, iGo.com and PowerXtender trademarks. Mobile Technology Outfitter and Pocket Dock are trademarks of iGo or its subsidiaries.

     We also rely to a material extent on technology developed and licensed from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. The loss of existing technology licenses could harm the performance of our existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services, which would harm our business. We have been notified from time to time that certain products that we offer may infringe on the proprietary rights of others. We take these notifications very seriously and handle them appropriately. There can be no assurances that third parties will not claim infringement in the future. We expect that the continued growth of the Internet will result in an increasing number of infringement claims as legal standards related to our market continue to evolve. Any such claim, with or without merit, could be time consuming, result in costly litigation, and may have a material adverse effect on our business and results of operations.

     We have also registered our iGo and Road Warrior trademarks in certain foreign countries in which we currently conduct, or intend to conduct significant business. It is often difficult to obtain clear, registered title to trademarks in foreign countries. We have encountered certain conflicts in connection with these foreign trademark applications, and there is no guarantee that we will be able to secure registrations in any particular
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

foreign country. In addition, we may be prohibited from using one or more of our marks in certain foreign countries.


     On June 21, 2002, in the United States District Court, Central District of California, Comarco Wireless Technologies, Inc. filed a lawsuit against us and our wholly owned subsidiary Xtend Micro Products, Inc. The suit alleges that we are offering products for sale that infringe upon two United States patents issued to Comarco. The suit seeks injunctive relief, monetary damages, and costs and attorney's fees. We are investigating the facts surrounding these claims and consulting with legal counsel for Mobility regarding this matter, as Mobility is currently involved in litigation with Comarco over similar patent issues. While we intend to vigorously defend ourselves in this matter, we cannot be certain that our defense will be successful, and our business could be harmed if we are unsuccessful.


GOVERNMENT REGULATION

     Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of this legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, this legislation could subject us to potential liability, which in turn could harm our business. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our products and services, or increase the cost of doing business, or otherwise harm our business, financial condition and results of operations. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of electronic commerce.

     Several states have also proposed legislation that would limit the use of personal information gathered online or require websites to establish privacy policies. The Federal Trade Commission has also initiated action against at least one website regarding the manner in which information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our products or services, increase the cost of doing business as a result of litigation costs or increase service delivery costs. In addition, because our products and services are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. We are qualified to do business in Nevada. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation of this kind, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could harm our business, financial condition or results of operations.

EMPLOYEES


     As of June 30, 2002, we had 76 full-time employees, including 4 employees based in the Xtend Micro division, 14 in our customer contact center, 22 in sales and marketing, 30 in technology and operations, and 10 in executive management and administration. We devote, and will continue to devote, substantial resources to attract high-quality employees and build a strong corporate culture that encourages and rewards success. We believe that our investments in recruiting and training help us attract and retain key managers and productive employees. None of our employees are represented by a labor union; we have never experienced a work stoppage; and we consider our employee relations to be good.


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

                               PROPERTIES OF IGO


     Our corporate offices are located in Reno, Nevada. We rent approximately 85,000 square feet under a fourteen-year lease that expires in December 2013. On March 22, 2002, we negotiated an amendment to this lease, which requires sixty days notice of termination by us and ninety days notice of termination by the landlord. We provided written notice of our intent to terminate the lease to our landlord on May 31, 2002. When we vacate our current corporate offices we will be relocating to smaller premises which are more suitable for our current operations and employee headcount. We anticipate that we will vacate our current offices on or about August 3, 2002; we may retain some space, however, on a short term basis to transition some of our inventory. Additionally, one of our subsidiaries has a 2,300 square foot facility in Irvine, California under a lease that expires in May 2003.


                            LEGAL PROCEEDINGS OF IGO

     From time to time we are involved in litigation incidental to the conduct of our business. We are not currently a party to any lawsuit or arbitration proceeding the outcome of which we believe will have a material adverse effect on our financial position, results of operations or liquidity.


     The Securities and Exchange Commission has entered a formal order of private investigation concerning the events underlying our revisions of our fiscal 2000 operating results based on adjustments to fourth quarter 2000 revenue, which results were announced and revised in certain press releases issued in January and March of 2001. In connection with its investigation, the Commission will also be reviewing the restatement of our financial statements set forth in our 2001 Annual Report on Form 10-K, as amended, and certain related accounting, sales and organizational matters. We have been cooperating fully with the Staff of the Commission in its investigation and to date the Staff has made no determinations that we are aware of with respect to this investigation.



     On June 21, 2002, in the United States District Court, Central District of California, Comarco Wireless Technologies, Inc. filed a lawsuit against iGo and its wholly owned subsidiary Xtend Micro Products, Inc. The suit alleges that iGo and Xtend are offering products for sale that infringe upon two United States patents issued to Comarco. The suit seeks injunctive relief, monetary damages, and costs and attorney's fees. We are investigating the facts surrounding these claims and consulting with legal counsel for Mobility regarding this matter, as Mobility is currently involved in litigation with Comarco over similar patent issues. While we intend to vigorously defend ourselves in this matter, we cannot be certain that our defense will be successful, and our business could be harmed if we are unsuccessful.



     On June 14, 2002, in the United States District Court, Northern Nevada, we filed a lawsuit against Mark Rapparport and XMicro Holding Company, Inc., seeking declaratory relief and alleging intentional interference with prospective economic advantage. This lawsuit was filed in response to a letter received from counsel for Rapparport and XMicro which made various allegations regarding a previous settlement agreement between the parties, our acquisition of Xtend Micro Products and certain other matters. In this lawsuit we seek an order stating that the settlement agreement is valid and enforceable, an order preventing the defendants from further attempting to interfere with the pending merger, monetary damages, and costs and attorney's fees. Effective July 18, 2002 the parties entered into a settlement agreement regarding these matters. In connection with this settlement, presuming that the merger is consummated, iGo will pay to such parties $1,850,000 in cash, all active litigation between the parties will be dismissed and all claims and demands terminated and released. Rapparport has agreed to vote his 3,531,199 shares in favor of the merger, but prior to the consummation of the merger, such shares will be cancelled and he will not receive distributions of any of the merger consideration. If the merger agreement is terminated or the merger does not occur prior to October 31, 2002, the parties' respective obligations and releases under the settlement agreement will terminate, Rapparport will keep his shares and will forfeit all but certain portions of the settlement payment. If the merger is terminated prior to September 3, 2002 and no stockholder meeting to approve the merger has taken place, Rapparport would retain $350,000 of the settlement payment. If the merger is terminated after September 3, 2002 or otherwise following iGo's stockholder meeting, Rapparport would retain $250,000 in addition to the previously retained payment. If the merger has not occurred by

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


October 1, 2002 and iGo and Mobility choose to extend the merger agreement, but the merger does not occur by October 31, 2002, then Rapparport would retain $500,000 in addition to the previously retained payments. Mobility has agreed to reimburse iGo for one-half of any payments retained by such stockholder in the event the merger agreement is terminated or the merger does not occur by the deadline.


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

                  SELECTED CONSOLIDATED FINANCIAL DATA OF IGO


     The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations of iGo" and other information contained in this proxy statement/prospectus. The statements of operations data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 and the balance sheet data at December 31, 2001, 2000, 1999, 1998 and 1997 are derived from audited financial statements. The selected data presented below for the three months ended March 31, 2002 and 2001, and as of March 31, 2002, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments necessary to present fairly in all material respects the information in those statements. The consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, and the report thereon as well as the unaudited consolidated financial statements as of March 31, 2002 and 2001, are included elsewhere in this proxy statement/prospectus.



                                    THREE-MONTH PERIODS
                                      ENDED MARCH 31,                      YEARS ENDED DECEMBER 31,
                                   ---------------------   --------------------------------------------------------
                                     2002        2001           2001          2000       1999      1998      1997
                                   ---------   ---------   --------------   --------   --------   -------   -------
                                                           (AS RESTATED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
REVENUES:
  Net product revenue............   $ 4,767     $ 9,636       $ 28,886      $ 39,947   $ 21,043   $12,318   $ 7,422
  Development revenue............        --          --             --            --         --       502       665
                                    -------     -------       --------      --------   --------   -------   -------
  Total net revenues.............     4,767       9,636         28,886        39,947     21,043    12,820     8,087
  Cost of goods sold.............     3,047       7,736         24,435        26,914     14,793     8,602     5,320
                                    -------     -------       --------      --------   --------   -------   -------
Gross profit.....................     1,720       1,900          4,451        13,033      6,250     4,218     2,767
OPERATING EXPENSES:
  Sales and marketing............     1,838       3,895         11,855        23,663     15,396     3,883     2,485
  Product development............       435         843          2,590         4,800      1,544       511       113
  General and administrative.....     1,830       2,259          9,064         7,961      4,657     1,666     1,076
  Merger and acquisition costs,
    including amortization of
    goodwill and other purchased
    intangibles..................        --         853         12,956         2,357         --        --        --
                                    -------     -------       --------      --------   --------   -------   -------
  Total operating expenses.......     4,103       7,850         36,465        38,781     21,597     6,060     3,674
                                    -------     -------       --------      --------   --------   -------   -------
Loss from operations.............    (2,383)     (5,950)       (32,014)      (25,748)   (15,347)   (1,842)     (907)
Other income (expense), net......        27         344            166         1,847        334       (44)       21
                                    -------     -------       --------      --------   --------   -------   -------
Loss before cumulative effect of
  change in accounting
  principle......................    (2,356)     (5,606)       (31,848)      (23,901)   (15,013)   (1,886)     (886)
Cumulative effect of change in
  accounting principle...........      (591)         --             --            --         --        --        --
                                    -------     -------       --------      --------   --------   -------   -------
Preferred stock dividends........        --          --             --            --         --      (247)     (140)
                                    -------     -------       --------      --------   --------   -------   -------
Net loss attributable to common
  stockholders...................   $(2,947)    $(5,606)      $(31,848)     $(23,901)  $(15,013)  $(2,133)  $(1,026)
                                    =======     =======       ========      ========   ========   =======   =======
Net loss per share -- basic and
  diluted........................   $ (0.12)    $ (0.24)      $  (1.37)     $  (1.11)  $  (1.01)  $ (0.36)  $ (0.19)
                                    =======     =======       ========      ========   ========   =======   =======
Weighted-average shares
  outstanding....................    23,737      23,299         23,328        21,555     14,818     5,998     5,544
                                    =======     =======       ========      ========   ========   =======   =======


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

     Cost of goods sold and gross profit were adversely impacted in 2001 by additional inventory write-downs related to the transition of our product strategy toward higher margin accessory products, as well as normal write-downs for excess or obsolete product inventory. The additional write-downs related to the transition of our product strategy amounted to approximately $3.3 million. In addition, we recorded a write-down of goodwill of approximately $9.5 million during the fourth quarter of 2001, which is included in merger and acquisition costs.


                                                                       DECEMBER 31,
                                          MARCH 31,   -----------------------------------------------
                                            2002       2001      2000      1999      1998      1997
                                          ---------   -------   -------   -------   -------   -------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.............   $ 4,837    $ 5,846   $20,321   $57,364   $ 2,504   $    --
  Working capital.......................     7,438      8,194    26,936    55,776     3,447       157
  Total assets..........................    13,303     17,556    53,839    67,667     5,536     2,384
  Long-term portion of capital lease
     obligations and long term debt.....        17         19       190       788        23        20
  Mandatory redeemable preferred
     stock..............................        --         --        --        --     7,890     1,680
  Total stockholders' equity
     (deficit)..........................    10,105     12,303    44,305    59,143    (3,425)   (1,314)


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          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS OF IGO

OVERVIEW


     iGo was incorporated in March 1993 and began offering products for sale later that year, but did not generate meaningful revenues until 1995. For the period from inception to 1995, our operating activities related primarily to the development of our proprietary databases and to locating favorable sources of supply. In 1995, we launched our first direct marketing campaign and focused on building sales volume and fulfillment capabilities, and in 1996, we launched our website. In June 1997, we relocated from San Jose, California to Reno, Nevada to take advantage of lower operating costs for our customer contact and fulfillment centers.



     Product revenue is generally recognized when persuasive evidence of a sale arrangement exists, shipment has occurred, title has passed, the sales price is fixed or determinable, and collectibility is reasonably assured. Product revenue is recorded net of any discounts and reserves for expected returns. The majority of orders are shipped the same day they are received. To date, approximately 80% of customer purchases have been made with credit cards. We generally receive payment from the credit card companies within one to four business days after shipment of the product. We also extend credit terms, typically net 30 days to 90 days, to corporate accounts that we have evaluated for creditworthiness. Inventory is carried at the lower of cost or market. We use the first-in-first-out method to determine cost. Advertising and promotional costs are expensed as incurred and are recorded net of any cooperative advertising amounts due from our suppliers at that time. In the case of direct mail campaigns, the expenses are recorded at the time the promotional piece is mailed to potential customers because the projected future revenue stream from these mailings, which can occur over a two-month period, cannot be ultimately determined at the time the mailing occurs.



     We incurred net losses of $31.8 million in fiscal year 2001, $23.9 million in fiscal year 2000, and $15.0 million in fiscal year 1999. For the three months ended March 31, 2002, our net loss was $2.9 million. At March 31, 2002, we had an accumulated deficit of approximately $77.8 million. The net losses resulted from costs associated with marketing programs to attract new customers, merger and acquisition costs, including amortization and write-down of goodwill through 2001, developing our website and proprietary databases, provisions for excess and discontinued inventory, increased provisions for bad debts and the development of our operational infrastructure. In conjunction with the adoption of SFAS No. 142 effective January 1, 2002, the Company recorded an impairment charge of $591,000, which is reflected on the statement of operations for the three-month period ended March 31, 2002 as a cumulative effect of change in accounting principle.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES



     Our discussion and analysis of financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate, on an on-going basis, our estimates and judgments, including those related to sales returns, bad debts, excess inventory and purchase commitments, and contingencies and litigation. We base our estimates on historical experience and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.



     We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our condensed consolidated financial statements:



     - Revenue Recognition and Return Allowances;



     - Inventory Reserves;



     - Impairment of Long Lived Assets;

     - Bad Debt Reserves; and



     - Deferred Income Taxes.



     Product revenue is generally recognized when persuasive evidence of a sale arrangement exists, shipment has occurred, title has passed, the sales price is fixed or determinable, and collectibility is reasonably assured. Evidence of a sale arrangement may include one or more factors and may require us to make subjective determinations regarding the extent to which an arrangement exists. Collectibility determinations can be subjective and are generally based on a customer's payment history or, in the case of new customers, internal credit evaluations based upon available information. These subjective determinations affect the accuracy of our revenue recognition. We record a provision for returns on product sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns and analysis of credit memo data. If the data used to calculate these estimates does not properly anticipate future returns, revenue could be misstated.



     We write down inventory for estimated excess and obsolete inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. Although we strive to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and commitments, and our reported results. If actual market conditions are less favorable than those projected, additional inventory write-downs, purchase commitment reserves, and charges against earnings may be required.



     During the fourth quarter of 2001, in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of," we estimated the future cash flows of the businesses we acquired based on what we believed to be reasonable assumptions and projections. Our estimates of the future discounted and undiscounted cash flows attributable to the unamortized balances of goodwill related to these business acquisitions were less than the respective carrying values, as discussed further below. Accordingly, we recorded a $9,457,000 write-down of goodwill in 2001, leaving a remaining goodwill balance of $591,000, which was in turn written off when we recorded a goodwill impairment loss during the first quarter of 2002. See Note 6.



     We maintain bad debt allowances against our receivables for potential losses resulting from the inability of our customers to make required payments. We analyze accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms and practices when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances and charges against earnings may be required.



     Due to the uncertainty of the realization of certain tax carryforward items, a valuation allowance against deferred income taxes has been established in the aggregate of $24.6 million at December 31, 2001. The amount of this allowance has been determined based on an assessment of our ability to generate sufficient taxable income prior to the expiration of the loss and credit carryforwards. Regardless of our internal assessment, the availability of the loss and credit carryforwards may be subject to further limitation under the Internal Revenue Code in the event of a significant change of control.



  THREE MONTH PERIOD ENDED MARCH 31, 2002 COMPARED TO THREE MONTH PERIOD ENDED MARCH 31, 2001



     Net Product Revenue. Net product revenue consists of product sales to customers and outbound shipping charges, net of any discounts and reserves for expected returns. Net product revenue decreased from $9.6 million for the three-month period ended March 31, 2001 to $4.8 million for the three-month period ended March 31, 2002. The decrease in net product revenue was primarily a result of an ongoing general contraction in purchasing by our corporate customers, which has had an impact on our sales since the second quarter of 2001. Additionally, revenue levels have declined in part due to the reduction in products offered as we have focused on offering core accessory products which are expected to generate higher gross margins.

     Cost of Goods Sold and Gross Margin. Cost of goods sold consists of the cost of products sold to customers, costs associated with excess and discontinued inventory, inbound shipping expense and outbound shipping charges. Cost of goods sold decreased from $7.7 million for the quarter ended March 31, 2001 to $3.0 million for the quarter ended March 31, 2002. Gross margin represents the percentage derived by dividing gross profit (net product revenue less cost of goods sold) by net product revenue. Our gross margin increased from 19.7% in the first quarter of 2001 to 36.1% in the first quarter of 2002. The increase in gross margin from the prior year period was due primarily to an additional inventory write-down of $1.0 million in the 2001 period and the higher gross margins associated with our current offering of core accessory products.



     Sales and Marketing. Sales and marketing expenses consist primarily of advertising costs, fulfillment expenses, credit card costs and the salary and benefits of our sales, marketing and customer contact center personnel. Advertising and promotional expenses include pay for performance and online marketing efforts, print advertising, trade shows and direct marketing costs. Sales and marketing expenses decreased from $3.9 million for the three-month period ended March 31, 2001 to $1.8 million for the three-month period ended March 31, 2002. Historically, the most significant single component of our sales and marketing expense has been advertising costs. From the first quarter of 2001 to the first quarter of 2002, advertising costs declined in absolute dollars from approximately $1.1 million to approximately $72,000. Expressed as a percentage of net revenue, advertising costs decreased from 11% in the first quarter of 2001 to 2% in the first quarter of 2002. This decrease is principally due to continued efforts to reduce spending and to redirect marketing expenditures into programs with the greatest benefit potential. Reductions in staffing, lower incentive plan expenses and lower fulfillment and bad debt expenses, which decline due to lower sales volume, also contributed to the cost decline.



     Product Development. Product development expenses generally consist of payroll and related expenses for merchandising and website personnel, site hosting fees and web content and design expenses as well as expenses associated with development of our proprietary products. Product development expenses decreased from $843,000 for the three-month period ended March 31, 2001 to $435,000 for the three-month period ended March 31, 2002. The expense decrease in 2002 was attributable to completion in early to mid-2001 of several of the development projects initiated in 2000.



     General and Administrative. General and administrative expenses consist of salaries and related costs for our executive, administrative and finance personnel, support services and professional fees, as well as general corporate expenses such as rent and depreciation and amortization. General and administrative expenses decreased from $2.3 million for the quarter ended March 31, 2001 to $1.8 million for the quarter ended March 31, 2002. The decrease in general and administrative expenses for the first quarter of 2002 over the prior year period was primarily attributable to reductions in staffing.



     Merger and Acquisition Costs, including Amortization of Goodwill in 2001. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142 in January 2002. Due to this change, the Company recorded no amortization of goodwill in the first quarter of 2002 compared to $853,000 in amortization of goodwill in the first quarter of 2001 (see Notes 1 and 6 to the accompanying condensed consolidated financial statements). This non-cash acquisition cost primarily relates to the amortization of goodwill resulting from the January 2000 acquisitions of Road Warrior and Cellular Accessory Warehouse and the August 2000 acquisition of Xtend Micro Products. Goodwill was amortized on a straight-line basis over their respective useful lives through fiscal year 2001, generally 40 to 60 months. In conjunction with the adoption of SFAS No. 142 effective January 1, 2002, the Company recorded an impairment charge of $591,000, which is reflected on the statement of operations for the three-month period ended March 31, 2002 as a cumulative effect of change in accounting principle.



     Other Income, Net. Other income, net, consists primarily of interest income earned on cash and cash equivalents, net of interest expense on borrowing and capital leases, and losses resulting from disposals of fixed assets. Other income, net, decreased from $344,000 for the three-month period ended March 31, 2001 to $27,000 for the three-month period ended March 31, 2002. The decrease was primarily attributable to lower interest income as funds invested from the net proceeds of the initial public offering in October 1999 declined.

     Income Taxes. The Company did not provide any current or deferred U.S. federal, state or foreign income tax provision or benefit for any of the periods presented because it has experienced losses since inception. Utilization of the Company's net operating loss carryforwards, which begin to expire in 2011, may be subject to certain limitations under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of the uncertainty regarding its realizability.


  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

     Restatement of Previously Reported Amounts. Our consolidated financial statements for the year ended December 31, 2001 have been restated from those previously reported to increase both net product revenue and cost of goods sold by $932,000 as a result of corrections to accounting entries duplicating the elimination of certain intercompany transactions during the period. Because net revenues and costs of goods sold were understated by equal amounts, their restatement results in no change to the Company's previously reported gross profit dollars, net loss or balance sheet information for such periods.

     The significant effects of this restatement are disclosed in Note 17 to the accompanying consolidated financial statements and are incorporated in Management's Discussion and Analysis.

     Net product revenue. Net product revenue consists of product sales to customers and outbound shipping charges, net of any discounts and reserves for expected returns. Net product revenue increased from $21.0 million in 1999 to $39.9 million in 2000 primarily as a result of our purchases of Xtend Micro Products, Road Warrior International and Cellular Accessory Warehouse, expanded marketing efforts and strategic relationship initiatives, repeat purchases from pre-existing buyers and increased success in selling to enterprises, or business to business. Net product revenue decreased from $39.9 million in 2000 to $28.9 million in 2001. The decrease in net revenues in the current year is primarily attributable to a general contraction in purchasing by our corporate customers during the second, third and fourth quarters. Additionally, revenue levels have declined in part due to the reduction in products offered as we have focused on offering core accessory products which are expected to generate higher gross margins. Among other factors, the continuation of current general economic conditions and the resulting purchasing practices of our customers in 2002 may prevent us from meeting or exceeding 2001 revenue levels.

     Cost of goods sold and gross margin. Cost of goods sold consists primarily of the cost of products sold to customers, costs associated with excess and discontinued inventory, inbound shipping expense and outbound shipping charges. Cost of goods sold increased from $14.8 million in 1999 to $26.9 million in 2000, and decreased to $24.4 million in 2001. Gross margin represents the percentage derived by dividing gross profit by net product revenue. The increase in gross margin from 30% in 1999 to 33% in 2000 was primarily the result of a shift in the overall sales mix away from lower margin gift and gadget items towards higher margin, model-specific accessories, particularly our proprietary line of power and connectivity accessories, combined with better freight management. The decrease in gross margin from 33% in 2000 to 15% in 2001 was primarily due to increases of approximately $3.3 million to inventory reserves specific to discontinued and excess inventory resulting from our continued efforts to focus on targeted core products, as well as unanticipated changes in customer demand for certain products. Also contributing to the lower 2001 gross margin were inventory shrinkage and sales of closeout inventory. We anticipate that our gross margin will increase in 2002 from the 2001 level as a result of our shift to sales of core accessory products with a higher profit margin, as well as the adverse impact of significant additional inventory reserves on 2001 gross margin.

     Sales and marketing. Sales and marketing expenses consist primarily of advertising costs, fulfillment expenses, credit card costs and the salary and benefits of our sales, marketing and customer contact center personnel. Advertising and promotional expenses include pay for performance and online marketing efforts, print advertising, trade shows and direct marketing costs. Sales and marketing expenses increased from $15.4 million in 1999 to $23.7 million in 2000, and decreased to $11.9 million in 2001. Advertising and promotional expenses increased from $10.4 million in 1999 to $11.7 million in 2000, and declined to $2.2 million in 2001. All other sales and marketing expenses, consisting primarily of payroll expenses, increased from $5.1 million in 1999 to $12.0 million in 2000, and decreased to $9.7 million in 2001. During

2000, we migrated from a sales model driven by advertising spending to one based on leveraging our direct sales force and business partners, aggressive pursuit of pay-for-performance marketing opportunities and the continued refinement of our database profiling for direct marketing campaigns. Additionally, we significantly reduced our reliance on outside agencies and performed more work internally. The expense decrease in 2001 is principally due to continued efforts to reduce spending and to redirect marketing expenditures into programs with the greatest benefit potential. Reductions in staffing, lower incentive plan expenses and lower fulfillment expenses, which decline due to lower sales volume, also contributed to the cost decline in 2001. We expect that our efforts to control expenses, and make cuts where appropriate, will keep sales and marketing expenses from increasing significantly in 2002 from the 2001 level.

     Product development. Product development expenses generally consist of payroll and related expenses for merchandising and website personnel, site hosting fees and web content and design expenses, as well as expenses associated with development of our proprietary products. Product development expenses increased from $1.5 million in 1999 to $4.8 million in 2000, and decreased to $2.6 million in 2001. The higher expense in 2000 was primarily attributable to additional investments made to improve the functionality and speed of our existing website, planning and design costs incurred for the next generation of our website, the acquisition of Xtend Micro Products and the overall expansion of our mobile product offerings. The decrease in 2001 was attributable to completion in early to mid-2001 of several of the development projects initiated in 2000. We do not anticipate any significant change in product development expense levels in 2002 from those recorded in 2001.

     General and administrative. General and administrative expenses consist of salaries and related costs for our executive, administrative, human resources, and finance personnel, support services and professional fees, as well as general corporate expenses such as rent and depreciation and amortization. General and administrative expenses increased from $4.7 million in 1999 to $8.0 million in 2000 and to $9.1 million in 2001. During 2000, the increase in general and administrative expense was attributable to three primary factors: first, an increase in non-cash expenses, depreciation and deferred compensation; second, the January 2000 move into a significantly larger facility to accommodate our growth; and third, increased administrative headcount as a result of our acquisition activity. The increase in general and administrative expenses for 2001 over the prior year period was primarily attributable to one time charges related to our reorganization in the first half of 2001, costs associated with operations of Xtend Micro Products, which was acquired in late 2000, higher professional fees, a provision for an estimated sales and use tax deficiency and costs associated with restructuring the lease of our Reno facility to significantly reduce the term. These increased expenses were partially offset by general staff reductions during 2001.

     In 1999, we recorded $2.0 million in deferred compensation for new option grants to employees and directors, and expensed $387,000, principally related to these grants. No deferred compensation was recorded for stock option grants in 2000 and 2001. In 2000 and 2001 we expensed $259,000 and $166,000, respectively, of the previously recorded deferred compensation. This deferred compensation amount represents the difference between the deemed fair value of the common stock and the exercise price at the time the options were granted, and is expensed on a straight line basis over the four-year vesting period of the options. In 2000 and 2001 we recorded adjustments of $942,000 and $312,000, respectively, reducing deferred compensation as a result of employee terminations and option cancellations.

     Merger and acquisition costs, including amortization of goodwill and other purchased intangibles. During 2000, we incurred an aggregate of $2.4 million in merger and acquisition costs, consisting of $300,000 in transaction-related expenses and $2.1 million in goodwill amortization resulting from the January 2000 acquisitions of Road Warrior and Cellular Accessory Warehouse and the August 2000 acquisition of Xtend Micro Products. Goodwill related to these acquisitions is amortized on a straight-line basis over their respective useful lives, generally 40 to 60 months. There were no merger and acquisition related costs in 1999. In 2001, we incurred $13.0 million in non-cash merger and acquisition costs. These costs include normal amortization of goodwill based on the originally assigned useful lives, amounting to approximately $3.5 million. Additionally, in the fourth quarter of 2001, we recorded a $9.5 million write-down of these assets based on actual losses realized in the third and fourth quarters of 2001 and similar forecasted operating results of the acquired businesses in 2002 based on the impact of the events of September 11, 2001 on the travel industry and the overall effect on the economy, resulting in reduced purchases by our distributors and customers, all of which indicated an impairment of the future economic benefits of these assets. As a result of our adoption of SFAS 142 "Goodwill and Other Intangible Assets" on January 1, 2002, goodwill amortization will cease.

     Other income, net. Other income, net, consists primarily of interest income earned on cash and cash equivalents, interest expense on borrowings and capital leases, and losses resulting from sale-leaseback transactions and disposals of fixed assets. Other income, net, changed from income of $334,000 in 1999 to $1.8 million in 2000 and $166,000 in 2001. The change from 1999 to 2000 was primarily a result of $2.2 million in interest income earned on the net proceeds from the initial public offering in October 1999 partially offset by a loss of $278,000 on asset disposals and $170,000 in interest expense. The change from 2000 to 2001 was primarily the result of a decline in interest income to $530,000 due to the decline of interest bearing account balances and a loss of $501,000 from the disposal and write-off of assets. Interest expense declined to $75,000 as a result of declining debt.

     Income taxes. We have experienced losses since our inception and, accordingly, have net operating loss carryforwards. However, because of uncertainty regarding realizability, we have provided a full valuation allowance against this deferred tax asset. Utilization of our net operating loss carryforwards, which begin to expire in 2011, may be subject to certain limitations under Sections 382 and 383 of the Internal Revenue Code.

     Net Loss. Our net loss increased from $15.0 million in 1999 to $23.9 million in 2000 and $31.8 million in 2001. The increase in net loss from 1999 to 2000 related primarily to increased expenses incurred, particularly relating to sales and marketing as well as expenses associated with our move to a larger facility. The increase from 2000 to 2001 is related primarily to the one-time write-off of $9.5 million in goodwill associated with our acquisition activity as well as lower gross margins on reduced product sales.

QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth unaudited quarterly statements of operations data for each of the nine quarters in the period ended March 31, 2002. In the opinion of management, this unaudited information has been prepared on the same basis as the annual financial statements, and includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of our results of operations for those periods. This information should be read in conjunction with the financial statements and related notes appearing elsewhere in this filing. In addition, certain of the information reflected in the following table varies from amounts previously reported for the third quarters of 2001 and 2000, the second quarter of 2001 and the fourth quarters of 2001 and 2000, and the differences between those previously reported amounts and the restated amounts are discussed below under "-- Reconciliation of Previously Reported Amounts." The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.


                                                        THREE-MONTH PERIODS ENDED
                          -------------------------------------------------------------------------------------
                          MARCH 31,   DECEMBER 31,    SEPTEMBER 30,     JUNE 30,      MARCH 31,   DECEMBER 31,
                            2002          2001            2001            2001          2001          2000
                          ---------   -------------   -------------   -------------   ---------   -------------
                                      (AS RESTATED)   (AS RESTATED)   (AS RESTATED)               (AS RESTATED)
                                                         (DOLLARS IN THOUSANDS)
REVENUES:
  Net product revenue...   $ 4,767      $  6,190         $ 5,313         $ 7,747       $ 9,636       $12,646
                           -------      --------         -------         -------       -------       -------
  Cost of goods sold....     3,047         5,473           4,496           6,730         7,736         8,222
                           -------      --------         -------         -------       -------       -------
Gross profit............     1,720           717             817           1,017         1,900         4,424
OPERATING EXPENSES:
  Sales and marketing...     1,838         2,132           2,690           3,138         3,895         5,667
  Product development...       435           435             432             880           843           999
  General and
    administrative......     1,830         2,670           2,109           2,026         2,259         1,997
  Merger and acquisition
    costs goodwill and
    other purchased
    intangibles.........        --        10,372             878             853           853           827
                           -------      --------         -------         -------       -------       -------
  Total operating
    expenses............     4,103        15,609           6,109           6,897         7,850         9,490
                           -------      --------         -------         -------       -------       -------
Loss from operations....    (2,383)      (14,892)         (5,292)         (5,880)       (5,950)       (5,066)
Other income (expense),
  net...................        27          (133)             58            (103)          344           465
                           -------      --------         -------         -------       -------       -------
Cumulative effect of
  change in accounting
  principle.............      (591)           --              --              --            --            --
                           -------      --------         -------         -------       -------       -------
Net loss................   $(2,947)     $(15,025)        $(5,234)        $(5,983)      $(5,606)      $(4,601)
                           =======      ========         =======         =======       =======       =======
Net loss per share:
Basic and diluted.......   $  0.12      $  (0.64)        $ (0.22)        $ (0.26)      $ (0.24)      $ (0.20)
                           =======      ========         =======         =======       =======       =======

                               THREE-MONTH PERIODS ENDED
                          ------------------------------------
                          SEPTEMBER 30,   JUNE 30,   MARCH 31,
                              2000          2000       2000
                          -------------   --------   ---------
                          (AS RESTATED)
                                 (DOLLARS IN THOUSANDS)
REVENUES:
  Net product revenue...     $10,473      $ 9,224     $ 7,604
                             -------      -------     -------
  Cost of goods sold....       7,200        6,267       5,225
                             -------      -------     -------
Gross profit............       3,273        2,957       2,379
OPERATING EXPENSES:
  Sales and marketing...       5,466        5,595       6,934
  Product development...         881        1,291       1,629
  General and
    administrative......       1,995        2,000       1,970
  Merger and acquisition
    costs goodwill and
    other purchased
    intangibles.........         527          404         599
                             -------      -------     -------
  Total operating
    expenses............       8,869        9,290      11,132
                             -------      -------     -------
Loss from operations....      (5,596)      (6,333)     (8,753)
Other income (expense),
  net...................         492          344         546
                             -------      -------     -------
Cumulative effect of
  change in accounting
  principle.............          --           --          --
                             -------      -------     -------
Net loss................     $(5,104)     $(5,989)    $(8,207)
                             =======      =======     =======
Net loss per share:
Basic and diluted.......     $ (0.24)     $ (0.29)    $ (0.40)
                             =======      =======     =======


     Cost of goods sold was adversely impacted in the 2001 quarters by additional inventory reserves related to the transition of our product strategy toward higher margin accessory products, as well as provisions for excess or obsolete product inventory. These additional reserves amounted to approximately $1.0 million, $1.0 million, $500,000 and $800,000 in the first, second, third and fourth quarters of 2001, respectively. In addition, we recorded a write-down of goodwill of approximately $9.5 million during the fourth quarter of 2001, which is included in merger and acquisition costs.

  Reconciliation of Previously Reported Amounts

     Our interim financial information for the quarter ended December 31, 2001 has been restated from that previously reported in our 2001 Annual Report on Form 10-K to increase both net product revenue and cost of goods sold by $436,000 as a result of corrections to accounting entries duplicating the elimination of certain intercompany transactions during the period, and to record the following expenses, previously reported in the fourth quarter, in the quarter ended June 30, 2001: (1) cost of goods sold of $62,000 for inventory pricing and tracking errors, (2) sales and marketing expense of $26,000 relating to the provision for bad debts and (3) other expense, net of $144,000 for a write-off of the net book value of website hardware and software resulting from the implementation of our enhanced website. As a result of these adjustments, the Company's net loss for the second quarter was increased by approximately $232,000 and was reduced by approximately $232,000 for the fourth quarter from the previously reported amounts.

     Our interim financial information for the quarter ended September 30, 2001 has been restated from that previously reported on our Form 10-Q filed for such period to (1) reduce net product revenue and cost of goods sold by $259,000 and $140,000, respectively, for a transaction subsequently determined to be a consignment arrangement, (2) recognize cost of goods sold of $573,000 for inventory pricing and tracking errors, (3) record additional sales and marketing expense of $431,000 for an increase in the provision for bad debts of $359,000 and certain severance expenses of $72,000 not previously reported for the quarter, and (4) record additional product development expense of $34,000 for certain severance expenses not previously reported for the quarter. This information has been further restated from that previously reported in our 2001 Form 10-K to increase both net revenues and cost of goods sold by $152,000 as a result of corrections to accounting entries duplicating the elimination of certain intercompany transactions during the period. As a result of these adjustments, our net loss for the third quarter increased by approximately $1.2 million from the previously reported amount on our Form 10-Q filed for such period. The foregoing adjustments are incorporated into our 2001 consolidated statements of operations and reflected in management's discussion and analysis of our 2001 operating results in this report.

     Our interim financial information for the quarter ended June 30, 2001 has been restated from that previously reported on our Form 10-Q filed for such period (as well as our 2001 Form 10-K) to (1) increase both second quarter net product revenue and cost of goods sold by $344,000 as a result of corrections to accounting entries duplicating the elimination of certain intercompany transactions during the period, (2) recognize additional second quarter cost of goods sold of $62,000 for inventory pricing and tracking errors, (3) record additional second quarter sales and marketing expense of $26,000 for an increase in the provision for bad debts and (4) record $144,000 of other expense for a write-off of the net book value of website hardware and software resulting from the implementation of our enhanced website. As a result of these adjustments, the Company's net loss for the second quarter was increased by approximately $232,000 from the previously reported amount. The foregoing adjustments are incorporated into our 2001 consolidated statements of operations and reflected in management's discussion and analysis of our 2001 operating results in this report. The transactions noted in (2), (3) and (4), which had been recognized in the fourth quarter of 2001, were previously identified during the Company's 2001 audit, but were deemed not material and therefore did not warrant restatement of the second quarter. Since the second quarter is being restated for the matter noted in (1), the Company determined that these transactions would also be corrected as part of the restatement.

     Our interim financial information for the quarters ended September 30, 2000 and December 31, 2000 has been restated from that previously reported on our Form 10-Q and Form 10-K for such periods to reflect the reclassification of a significant sale transaction from the third to the fourth quarter of 2000 based upon a determination that all elements of revenue recognition were not met for recognition in the third quarter. The effect of the reclassification of such transaction from the third to the fourth quarter of 2000 on the previously reported results is to (1) reduce net revenues, cost of goods sold and sales and marketing expense by $689,000, $211,000, and $21,000, respectively, in the third quarter of 2000, (2) increase net revenues, cost of goods sold and sales and marketing expense for the fourth quarter of 2000 by corresponding respective amounts, (3) increase our net loss for the third quarter of 2000 by $457,000 and
(4) decrease our net loss for the fourth quarter of 2000 by $457,000. The foregoing adjustments represent only differences between interim periods and do not impact our consolidated operating results previously reported for the full year ended December 31, 2000.

     A summary of the cumulative effects of these restatements on the operating results first reported for the applicable period is as follows:

                                                          THREE-MONTH PERIODS ENDED
                                ------------------------------------------------------------------------------
                                   DECEMBER 31, 2001          SEPTEMBER 30, 2001           JUNE 30, 2001
                                ------------------------   ------------------------   ------------------------
                                AS PREVIOUSLY      AS      AS PREVIOUSLY      AS      AS PREVIOUSLY      AS
                                  REPORTED      RESTATED     REPORTED      RESTATED     REPORTED      RESTATED
                                -------------   --------   -------------   --------   -------------   --------
                                                            (DOLLARS IN THOUSANDS)
Revenues:
  Net product revenue.........    $  5,754      $  6,190      $ 5,420      $ 5,313       $ 7,403      $ 7,747
                                  --------      --------      -------      -------       -------      -------
Cost of goods sold............       5,099         5,473        3,911        4,496         6,324        6,730
                                  --------      --------      -------      -------       -------      -------
Gross profit..................         655           717        1,509          817         1,079        1,017
Operating expenses:
  Sales and marketing.........       2,158         2,132        2,259        2,690         3,112        3,138
  Product development.........         435           435          398          432           880          880
  General and
    administrative............       2,670         2,670        2,109        2,109         2,026        2,026
  Merger and acquisition costs
    goodwill and other
    purchased intangibles.....      10,372        10,372          879          878           853          853
                                  --------      --------      -------      -------       -------      -------
    Total operating
      expenses................      15,635        15,609        5,645        6,109         6,871        6,897
                                  --------      --------      -------      -------       -------      -------
Loss from operations..........     (14,980)      (14,892)      (4,136)      (5,292)       (5,792)      (5,880)
Other income, net.............        (277)         (133)          58           58            41         (103)
                                  --------      --------      -------      -------       -------      -------
    Net loss..................    $(15,257)     $(15,025)     $(4,078)     $(5,234)      $(5,751)     $(5,983)
                                  ========      ========      =======      =======       =======      =======
Net loss per share:
  Basic and diluted...........    $  (0.65)     $  (0.64)     $ (0.17)     $ (0.22)      $ (0.25)     $ (0.26)
                                  ========      ========      =======      =======       =======      =======

                                                        THREE-MONTH PERIODS ENDED
                                           ---------------------------------------------------
                                              DECEMBER 31, 2000          SEPTEMBER 30, 2000
                                           ------------------------   ------------------------
                                           AS PREVIOUSLY      AS      AS PREVIOUSLY      AS
                                             REPORTED      RESTATED     REPORTED      RESTATED
                                           -------------   --------   -------------   --------
                                                         (DOLLARS IN THOUSANDS)
Revenues:
  Net product revenue....................     $11,957      $12,646       $11,162      $10,473
                                              -------      -------       -------      -------
Cost of goods sold.......................       8,011        8,222         7,411        7,200
                                              -------      -------       -------      -------
Gross profit.............................       3,946        4,424         3,751        3,273
Operating expenses:
  Sales and marketing....................       5,646        5,667         5,487        5,466
  Product development....................         999          999           881          881
  General and administrative.............       1,997        1,997         1,995        1,995
  Merger and acquisition costs...........         827          827           527          527
                                              -------      -------       -------      -------
     Total operating expenses............       9,469        9,490         8,890        8,869
                                              -------      -------       -------      -------
Loss from operations.....................      (5,523)      (5,066)       (5,139)      (5,596)
Other income, net........................         465          465           492          492
                                              -------      -------       -------      -------
     Net loss............................     $(5,058)     $(4,601)      $(4,647)     $(5,104)
                                              =======      =======       =======      =======
Net loss per share:
  Basic and diluted......................     $ (0.22)     $ (0.20)      $ (0.21)     $ (0.24)
                                              =======      =======       =======      =======

LIQUIDITY AND CAPITAL RESOURCES



     Prior to our initial public offering, we financed our operations primarily through the sale of preferred stock, capital lease obligations and revolving credit facilities. Prior to our initial public offering, we received $13.2 million from the sale of preferred stock, net of issuance costs. Of this amount, $1.4 million was received in June 1996, $6.0 million in October 1998 and $5.8 million in July 1999. Proceeds from equipment financed under a sale-leaseback transaction, net of principal repayments, amounted to $685,000 during the year ended December 31, 1999. There were no proceeds from equipment financed under sale-leaseback transactions during the three-month period ended March 31, 2002. Proceeds from our initial public offering in October 1999, net of offering costs, amounted to approximately $62.6 million.



     Net cash used in operating activities was $691,000 for the three-month period ended March 31, 2002, compared to $5.3 million for the three-month period ended March 31, 2001. Net cash used in operating activities during the current period consisted primarily of net losses, which was partially offset by decreases in accounts and notes receivable and inventory. Non-cash expenses included in the net loss for the first quarter of 2002 were approximately $1.1 million lower than for the first quarter of 2001.



     Net cash used in investing activities was $252,000 and $122,000 for the three-month periods ended March 31, 2002 and 2001, respectively, which was attributable to acquisitions of property and equipment and payment related to a business acquisition in the 2002 period.



     Net cash used in financing activities was $66,000 for the three-month period ended March 31, 2002 compared to $421,000 for the three-month period ended March 31, 2001. Cash used in financing activities included principal payments on debt in both periods, and the prior year period included a loan to a stockholder, who was formerly our Chairman and Chief Executive Officer.



     We have experienced negative cash flows from operations of $11.4 million, $30.0 million and $12.8 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $691,000 for the quarter ended March 31, 2002. Recurring losses and negative cash flows from operations and limited financing opportunities raise substantial doubt about our ability to continue as a going concern. With a targeted focus on high margin core products and improved inventory control resulting in significantly reduced excess and obsolete inventory charges we believe that we will be able to achieve improved gross margins. Additionally, we have taken steps to reduce costs through several initiatives including: further downsizing the workforce and facility cost reductions resulting from a planned relocation of our main facility in Reno to a smaller, less costly facility in Reno. If we are successful in implementing these plans, we believe that our current cash and cash from operations will be adequate to fund our cash requirements through December 31, 2002. This estimate assumes that we will be able to meet quarterly revenue targets in our second, third and fourth quarters in excess of those recorded in the third and fourth quarters of 2001, achieve significantly higher percentage gross margins than those achieved in each of the prior three years and reduce expenses substantially below those realized in the fourth quarter of 2001, excluding the write down of goodwill.



     We may need to raise additional funds before the end of 2002 in the event that we fail to generate sufficient cash from operations or experience unanticipated or excessive expenditures. We have no commitments and are not seeking commitments for additional financing. If we were to seek additional financing there can be no assurance that we would be successful in obtaining any additional financing on terms acceptable to iGo or its stockholders. If we raise additional funds through the issuance of equity securities or convertible debt securities, our existing stockholders may experience significant dilution. In the event that we fail to generate sufficient cash from operations and are unable to secure additional financing from other sources, it is uncertain if or for how long we will be able to continue operations after December 31, 2002. For a discussion of various risks that may impact the likelihood that we will be able to generate cash from operations or financing activities, please see "Factors that May Affect Future Results of iGo" below.


  RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. Adoption of SFAS No. 133, as amended, in January 2001 did not have a material impact on the Company's consolidated financial statements.



     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142 in January 2002. Amortization is still required for identifiable intangible assets with finite lives.



     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard supersedes the current authoritative literature on impairments as well as disposal of a segment of a business and is effective for fiscal years and interim periods beginning after December 15, 2001. The Company therefore adopted SFAS No. 144 in January 2002. The Company periodically evaluates its long-lived assets for impairment. Adoption of SFAS No. 144 did not have a material effect on the Company's condensed consolidated financial statements.


         QUANTITATIVE AND QUALITATIVE FACTORS ABOUT MARKET RISK OF IGO

     iGo's exposure to market risk for changes in interest rates is limited to the exposure related to its debt instruments which are tied to market rates. iGo plans to ensure the safety and preservation of its invested principal funds by limiting default risks, market risk and reinvestment risk. iGo has invested in high-quality, investment-grade securities. As a result, iGo does not believe that it is subject to material interest rate risk.

                 FACTORS THAT MAY EFFECT FUTURE RESULTS OF IGO


 IGO HAS A HISTORY OF LOSSES AND LOSSES ARE ANTICIPATED FOR AT LEAST THE NEXT SEVERAL QUARTERS.


     Since its inception in 1993, iGo has incurred significant net losses, resulting primarily from costs related to developing its proprietary databases, establishing its brand, building its customer contact center, developing relationships with suppliers and attracting users to its website. At December 31, 2001, iGo had an accumulated deficit of approximately $74.8 million. If its revenue is less than anticipated or its operating expenses exceed expectations, iGo's losses will be significantly greater, which will in turn delay or prevent its achievement of profitability.

  IGO MAY NOT HAVE SUFFICIENT CAPITAL TO REACH PROFITABILITY.


     While possible, it is unlikely that iGo will reach cash-flow positive without raising additional funds. iGo may experience unexpected expenditures or higher than expected expenditures, which may require it to seek additional funding. If additional funding is necessary, iGo may seek such additional funding through debt or equity financings. iGo currently has no commitments for any additional financing, and there can be no assurance that adequate funds for its operations will be available. iGo's auditors have given it a "going concern" opinion, which may further limit its ability to obtain additional financing. A lack of sufficient capital may require iGo to delay, scale back or even eliminate some or all of its operations. In the event that we fail to generate sufficient cash from operations and are unable to secure additional financing from other sources, it is uncertain if or for how long we will be able to continue operations after December 31, 2002.


  IF IGO'S SHARES ARE DELISTED, ITS STOCK PRICE MAY DECLINE FURTHER AND IT MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL.


     In February 2002, iGo received notice from Nasdaq that it is not in compliance with Marketplace Rule 4450(a)(5), which requires iGo's common stock to have a minimum $1.00 bid price per share and in June 2002, iGo received notice from Nasdaq that it is not in compliance with Marketplace Rule 4450(a)(2), which requires that the minimum market value of its publicly held shares (shares held by non-affiliates of iGo) be at least $5,000,000. iGo failed to regain compliance with either of these standards during the grace periods established under the Marketplace Rules and received notice from Nasdaq on May 24, 2002 that its shares were subject to delisting. iGo appealed this decision and at an oral hearing before the Nasdaq Hearing Panel on July 11, 2002, requested a stay of delisting of its common stock for a 90 day period in order for the merger with Mobility to be completed. On July 31, 2002, the Nasdaq Hearing Panel informed iGo that its appeal was successful and its common stock could remain listed on the Nasdaq National Market pending the consummation of the proposed merger with Mobility. The Hearing Panel has given iGo until October 11, 2002, to complete the merger, and immediately thereafter, voluntarily delist its securities from The Nasdaq National Market. In the event the merger is not consummated, iGo may choose to transfer its securities to the Nasdaq SmallCap Market. There can be no assurance that iGo could maintain compliance with the continued listing requirements of the Nasdaq SmallCap Market for any substantial period of time. If iGo does not transfer its securities to the Nasdaq SmallCap Market, its securities will be delisted from the Nasdaq Stock Market. While iGo stock would continue to trade on the over-the-counter bulletin board following any delisting from either Nasdaq Market, iGo expects that its stock price and trading volume would decline, possibly significantly, and its ability to raise additional capital would be substantially diminished by any such delisting.


  ALTHOUGH IGO IS AWARE OF NO DETERMINATIONS, CONCERNS REGARDING THE SEC INVESTIGATION COULD HARM ITS BUSINESS.

     The Securities and Exchange Commission has issued a formal order of private investigation concerning the events underlying iGo's revisions of its fiscal 2000 operating results based on adjustments to fourth quarter 2000 revenue, which results were announced and revised in certain press releases issued in January and March of 2001. In connection with its investigation, the Commission will also be reviewing the restatement of iGo's financial statements set forth in its 2001 Annual Report on Form 10-K and any amendment thereto, and certain related accounting, sales and organizational matters. Although the Staff of the Commission has made no determinations that iGo is aware of with respect to this investigation, the investigation itself could raise concerns about iGo in the eyes of customers and investors and, as a result, could harm iGo's business and its stock price.

  IGO'S STOCK PRICE MAY BE ADVERSELY AFFECTED BY SIGNIFICANT FLUCTUATIONS IN ITS QUARTERLY OPERATING RESULTS.

     Although independent market research firms forecast that shipments of portable personal computers, the number of wireless subscribers and the market for accessories for mobile electronic devices will grow substantially over the next few years, iGo cannot be certain that this growth will actually occur or that its sales will grow at the same rate or at all. iGo cannot forecast with any degree of certainty the extent of its sales of these products. iGo expects its operating results could fluctuate significantly from quarter to quarter as a result of various factors including:

     - its ability to attract prospects and convert them into customers;

     - the level of merchandise returns it experiences;

     - changes and seasonal fluctuations in the buying patterns of its customers;

     - its inability to obtain adequate supplies of high-demand products;

     - unanticipated cost increases or delays in shipping of its products, transaction processing, or production and distribution of its direct marketing materials;

     - unanticipated delays with respect to product introductions; and

     - the costs, timing and impact of its marketing and promotional initiatives.

     Because of these and other factors, iGo believes that quarter to quarter comparisons of its results of operations are not good indicators of its future performance. If iGo's operating results fall below the expectations of investors in some future periods, its stock price will likely decline further. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations" for more information on iGo's quarterly operating results.

  STRENGTHENING THE IGO, ROAD WARRIOR AND XTEND BRANDS IS CRITICAL TO IGO'S SUCCESS.

     iGo believes that strengthening the iGo brand as well as the brands of its proprietary product lines, Road Warrior and Xtend, will be critical to the success of its business. iGo cannot be certain that its brands will attract new customers or retain existing customers, and the failure to maintain a strong and effective brand may harm its business, financial condition and results of operations.

  IGO DEPENDS ON KEY PERSONNEL TO MANAGE ITS BUSINESS, AND IGO MAY NOT BE ABLE TO HIRE ENOUGH ADDITIONAL MANAGEMENT AND OTHER PERSONNEL AS ITS BUSINESS GROWS.

     iGo's performance is substantially dependent on the continued services and on the performance of its executive officers. The loss of the services of any of iGo's executive officers could harm its business. Any of iGo's officers or employees can terminate his or her employment relationship at any time. Some key members of its management team have recently been hired. These individuals have had little experience working in iGo's organization. iGo cannot be certain that it will be able to integrate new executives or other employees into its organization effectively. In addition, there are significant administrative burdens placed on iGo's management team as a result of its status as a public company. The loss of any of iGo's officers could harm its results of operations and financial condition. In addition, iGo may be unable to retain its other key employees or attract, assimilate and retain other highly qualified employees in the future, which could harm its business, financial condition and results of operations.

  COMPETITION MAY DECREASE IGO'S MARKET SHARE, NET REVENUES AND GROSS MARGINS AND MAY CAUSE ITS STOCK PRICE TO DECLINE.

     The mobile computing and communications markets in which iGo operates is rapidly evolving and highly competitive. iGo's competitors operate in a number of different distribution channels, including electronic commerce, traditional retailing, catalog retailing and direct selling. iGo currently or potentially competes with a variety of companies in the sale of products in specific categories, including:

     - mobile products suppliers such as Targus;

     - retailers and etailers such as CompUSA and Amazon.com;

     - direct marketers such as Buy.com, CDW, Insight and Microwarehouse; and

     - traditional mobile device manufacturers or OEMs such as Fujitsu, Toshiba, IBM, NEC, Acer, Gateway, Dell, Nokia, Motorola and Erickson.

     iGo's competitors may have the ability to devote substantially more resources to the development, marketing, and/or sale of mobile device accessories than iGo does. In addition, larger and more well-financed entities may acquire, invest in or form joint ventures with iGo's competitors. Some of its competitors may be able to secure products from suppliers on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than iGo can. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that search for products from a variety of websites, may direct customers to other online merchants. There can be no assurance that iGo will be able to compete successfully against current and future competitors.

 THE LOSS OF IGO'S PROPRIETARY DATABASES WOULD SERIOUSLY HARM ITS BUSINESS.

     iGo's proprietary databases are a key competitive advantage. If iGo fails to keep these databases current or if the proprietary customer, product, supplier and compatibility information contained in these databases is damaged or destroyed, iGo's business would be seriously harmed and stock price would decline.

 THE FAILURE TO SUCCESSFULLY GROW, MANAGE AND USE IGO'S DATABASE OF CUSTOMERS AND USERS WOULD HARM ITS BUSINESS.

     iGo intends to continually expand its database of customers, potential customers and website registrants to more effectively create targeted direct marketing offers. iGo seeks to expand its customer database by using information it collects through its website, search engine optimization, channel relationships, customer contact center and purchased or rented lists. iGo must also continually develop and refine its techniques for segmenting this information to maximize its usefulness. If iGo is unable to expand its customer database or if it fails to utilize this information successfully, then its business model may not be successful. In addition, if federal or state governments enact privacy legislation resulting in the increased regulation of mailing lists, iGo could experience increased costs in complying with potentially burdensome regulations concerning the solicitation of consents to keep or add customer names to its mailing lists.

 FAILURE OF IGO'S STRATEGIC RELATIONSHIPS TO ATTRACT CUSTOMERS COULD HARM ITS BUSINESS.

     iGo intends to continue to establish, leverage and grow key strategic relationships with manufacturers, airlines, suppliers and electronic commerce partners to enable it to collect crucial product-specific information, ensure access to adequate product supply and acquire new customers. iGo cannot be certain that any of these strategic relationships or partnerships will be or continue to be successful in attracting new customers. iGo's strategic relationships are often not subject to formal agreements and/or can be terminated on little or no advance notice. The terms of its agreements with Acer, NEC and IBM require iGo to purchase minimum amounts of product each year. If iGo fails to meet these purchase levels, those parties have the discretion to terminate iGo's agreements with them. iGo has not met such purchase levels to date, but has received no indication from any of those parties that they intend to terminate the relationship. Also, in each case either party may terminate the agreement with or without cause on two to three months' written notice. Accordingly, iGo can provide no assurance that these relationships will continue on their current terms or at all. If these programs fail to attract additional customers or iGo is unable to maintain these relationships, its business, financial condition and results of operations would be harmed.

 IGO MUST EFFECTIVELY MANAGE ITS INVENTORY AND IMPROVE ITS GROSS MARGINS.

     In order to fulfill its orders, iGo depends upon its factories and vendors to produce sufficient quantities of products according to schedule. iGo may maintain high inventory levels in some categories of merchandise in an effort to ensure that these products are available to its customers. This may expose iGo to risks of excess inventory and outdated merchandise, which could harm its business. In 2001, iGo changed its product strategy to focus on offering a targeted core product line with a higher gross margin. As a result of this change of strategy, iGo recorded significant write-offs of inventory in 2001. If iGo underestimates customer demand, it may disappoint customers who may purchase from its competitors. iGo also seeks to negotiate with its vendors to get the best quality available at the best prices in order to maintain and increase its gross margins. iGo's failure to be able to effectively manage its factories and vendors effectively would harm its operating results.

 FAILURE OF THIRD PARTY SUPPLIERS TO SHIP PRODUCTS DIRECTLY TO IGO'S CUSTOMERS COULD HARM ITS BUSINESS.


     For the year ended December 31, 2001 and the quarter ended March 31, 2002, approximately 22% and 38%, respectively, of iGo's total net revenues were from products shipped to its customers directly from its suppliers. The failure of these suppliers to continue to ship products directly to iGo customers or to ship products to its customers in a timely manner could result in lost revenues, customer dissatisfaction and damage to iGo's reputation. In addition, if iGo could not depend on these suppliers to ship products to its customers directly, it would have to carry the products in its inventory, which would expose iGo to risks of excess inventory, outdated merchandise and increased warehouse costs, all of which could harm its business.


 FAILURE OF THIRD-PARTY CARRIERS TO DELIVER IGO'S PRODUCTS TIMELY AND CONSISTENTLY COULD HARM ITS BUSINESS.

     iGo's supply and distribution system is primarily dependent upon its relationships with United Parcel Service and Federal Express. iGo ships substantially all of its orders with these carriers. Because iGo does not have written agreements with these carriers that guarantee continued service, iGo cannot be sure that its relationships with these carriers will continue on terms favorable to iGo, or at all. If iGo's relationship with one or more of these carriers is terminated or impaired, or if one or more of these carriers is unable to ship products for iGo, whether through labor shortage, slow down or stoppage, deteriorating financial or business conditions or for any other reason, iGo would be required to rely on other carriers. These carriers may not be able to accommodate the increased shipping volume, in which case iGo would be required to use alternative carriers, with whom iGo may have no prior business relationship, for the shipment of products to its customers. iGo may be unable to engage an alternative carrier on a timely basis or upon terms favorable to iGo. Changing carriers would likely harm its business, financial condition and results of operations. Potential adverse consequences include:

     - reduced package tracking information;

     - delays in order processing and product delivery;

     - increased delivery costs, resulting in reduced gross margins; and

     - reduced shipment quality, which may result in damaged products and customer dissatisfaction.

 IGO MAY NOT BE ABLE TO PROTECT AND ENFORCE ITS TRADEMARKS, INTERNET ADDRESSES AND INTELLECTUAL PROPERTY RIGHTS.

     iGo regards its brand and substantial elements of its website and relational databases as proprietary, and seek their protection through trademark, service mark, copyright and trade secret laws. iGo enters into non-disclosure agreements with its employees and consultants, and generally with strategic partners. Despite these precautions, it may be possible for third parties to copy or otherwise obtain and use iGo's intellectual property without its authorization.

     iGo's brand and Internet address, www.iGo.com, are important components of its business strategy. iGo has obtained federal trademark registrations for its iGo, iGo (stylized), Road Warrior, Xtend, 1-800-Batteries, iGo.com and PowerXtender trademarks. Mobile Technology Outfitter and Pocket Dock are trademarks of iGo or its subsidiaries.

     iGo also relies to a material extent on technology developed and licensed from third parties. These licenses may not continue to be available to iGo on commercially reasonable terms in the future. The loss of existing technology licenses could harm the performance of its existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services, which would harm iGo's business. iGo has been notified from time to time that certain products that it offers may infringe on the proprietary rights of others. There can be no assurances that third parties will not claim infringement in the future. iGo expects that the continued growth of the Internet will result in an increasing number of infringement claims as legal standards related to its market continue to evolve. Any such claim, with or without merit, could be time consuming, result in costly litigation, and may have a material adverse effect on its business and results of operations.

     iGo has also registered its iGo, Xtend and Road Warrior trademarks in certain foreign countries in which it currently conducts, or intends to conduct significant business. It is often difficult to obtain clear, registered title to trademarks in foreign countries. iGo has encountered certain conflicts in connection with these foreign trademark applications, and there is no guarantee that it will be able to secure registrations in any particular foreign country. In addition, iGo may be prohibited from using one or more of its marks in certain foreign countries, which may have a material adverse effect on its business and results of operations.

     iGo currently holds various Internet domain names, including iGo.com, RoadWarrior.com and XtendMicro.com. The acquisition and maintenance of domain names generally is regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, iGo may be unable to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights continues to evolve. Therefore, iGo may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights.

  THE FAILURE TO SUCCESSFULLY DEFEND A LAWSUIT ALLEGING PATENT INFRINGEMENT ON IGO'S PART COULD HARM ITS BUSINESS.



     On June 21, 2002, in the United States District Court, Central District of California, Comarco Wireless Technologies, Inc. filed a lawsuit against iGo and its wholly owned subsidiary Xtend Micro Products, Inc. The suit alleges that iGo and Xtend are offering products for sale that infringe upon two United States patents issued to Comarco. The suit seeks injunctive relief, monetary damages, and costs and attorney's fees. iGo is investigating the facts surrounding these claims and consulting with legal counsel for Mobility regarding this matter, as Mobility is currently involved in litigation with Comarco over similar patent issues. While iGo intends to vigorously defend itself in this matter, it cannot be certain that its defense will be successful, and its business could be harmed if we are unsuccessful. See "Information Regarding iGo -- Legal Proceedings of iGo" on page 112.


 IGO MAY BE VULNERABLE TO NEW TAX OBLIGATIONS THAT COULD BE IMPOSED ON ELECTRONIC COMMERCE TRANSACTIONS.

     iGo does not expect to collect sales or other similar taxes or goods shipped into most states. However, one or more states or the federal government may seek to impose sales tax collection obligations on out-of-state companies, such as iGo, which engages in or facilitates electronic commerce. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and cause purchasing through iGo's website to be less attractive to customers. In October 1998, the United States Congress passed legislation limiting for three years the ability of the states to impose taxes on Internet-based transactions, which moratorium has been extended until November 2003. Failure to renew this legislation could result in the imposition by various states of taxes on electronic commerce. Further, states have attempted to impose sales tax collection obligations on direct marketing sales from businesses such as iGo. A successful assertion by one or more states that iGo should have collected or be collecting sales taxes on the sale of products could harm its business.

 IF IGO EXPANDS ITS BUSINESS INTERNATIONALLY, IGO'S BUSINESS WOULD BECOME INCREASINGLY SUSCEPTIBLE TO NUMEROUS INTERNATIONAL RISKS AND CHALLENGES THAT COULD AFFECT ITS RESULTS OF OPERATIONS.

     Although iGo has not had meaningful international revenues to date, it intends to increase its international sales efforts. International sales are subject to inherent risks and challenges that could affect iGo's results of operations, including:

     - the need to develop new supplier relationships;

     - unexpected changes in international regulatory requirements and tariffs;

     - difficulties in staffing and managing foreign operations;

     - potential adverse tax consequences;

     - price controls or other restrictions on, or fluctuations in, foreign currency; and

     - difficulties in obtaining export and import licenses.

     To the extent iGo generates international sales in the future, any negative effects on its international business could harm iGo's business, financial condition and results of operations as a whole. In particular, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in iGo's results of operations, and fluctuating exchange rates could cause reduced revenues from dollar-denominated international sales.

 ANY ACQUISITIONS IGO MAKES COULD DISRUPT ITS BUSINESS AND HARM ITS FINANCIAL CONDITION.

     In addition to iGo's acquisitions of Road Warrior, Cellular Accessory Warehouse and Xtend Micro Products, iGo may again invest in or buy complementary businesses, products or technologies in the future. In the event of any investments or purchases, iGo could:

     - issue stock that would dilute the percentage ownership of its current stockholders;

     - incur debt;

     - assume liabilities;

     - incur amortization expenses related to goodwill and other intangible assets; or

     - incur large and immediate write-offs.

     These acquisitions could also involve numerous operational risks, including:

     - problems combining the purchased operations, products or technologies;

     - unanticipated costs;

     - diversion of management's attention away from iGo's core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which iGo has no or limited prior experience; and

     - potential loss of key employees, particularly those of the purchased organizations.

     iGo cannot assure you that it will be able to successfully integrate any businesses, products or technologies that it has acquired or might acquire in the future.

 THE LOSS OF TECHNOLOGIES LICENSED FROM THIRD PARTIES COULD HARM IGO'S BUSINESS.

     iGo relies to a material extent on technology developed and licensed from third parties. The loss of existing technology licenses could harm the performance of its existing services until equivalent technology can be identified, obtained and integrated. Failure to obtain new technology licenses may result in delays or reductions in the introduction of new features, functions or services, which would harm iGo's business.

 IGO'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE HARMED IF IT WERE TO BE LIABLE FOR DEFECTS IN THE PRODUCTS IT OFFERS.

     iGo may be subject to product liability claims for the products it designs and develops as well as those it sells. While iGo believes that its product liability coverage of $7,000,000 is currently adequate, iGo can provide no assurance that the insurance can be maintained in the future at a reasonable cost or in amounts sufficient to protect iGo against losses due to liability. A successful liability claim brought against iGo in excess of relevant insurance coverage could harm its business, financial condition and results of operations.

 DAMAGE TO OR DESTRUCTION OF IGO'S WAREHOUSE COULD RESULT IN LOSS OF ITS INVENTORY, WHICH COULD HARM ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


     If all or most of the inventory in iGo's warehouse were damaged or destroyed, iGo might be unable to replace the inventory in a timely manner and, as a result, be unable to process orders in a timely manner or at all. For the year ended December 31, 2001 and the quarter ended March 31, 2002, approximately 78% and 62%, respectively, of the products iGo sells came from the inventory in its warehouse. iGo cannot be certain that it would be able to replace the inventory as quickly as its customer orders demand, which may result in the loss of revenue and customers, which would harm its business, financial condition and results of operations.

RISKS RELATED TO THE INTERNET INDUSTRY

  IGO IS DEPENDENT ON THE CONTINUED DEVELOPMENT OF THE INTERNET INFRASTRUCTURE.

     iGo's industry is new and rapidly evolving. iGo's business would be harmed if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

     - inadequate Internet infrastructure;

     - inconsistent quality of service; and

     - unavailability of cost-effective, high-speed service.

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, websites, including iGo's, have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. iGo anticipates that these outages or delays will occur from time to time in the future and, if they occur frequently or for extended periods of time, Internet usage, including usage of iGo's website, could grow more slowly or decline.

 A PORTION OF IGO'S LONG-TERM SUCCESS DEPENDS ON THE DEVELOPMENT OF THE ELECTRONIC COMMERCE MARKET, WHICH IS UNCERTAIN.

     A portion of iGo's future revenues substantially depends upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Demand for recently introduced products and services over the Internet is subject to a high level of uncertainty. Although independent market research firms forecast that the number of Internet users worldwide will grow substantially in the next few years, iGo cannot be certain that this growth will occur or that its sales will grow at the same rate. The development of the Internet as a viable commercial marketplace is subject to a number of risks including:

     - potential customers may be unwilling to shift their purchasing from traditional vendors to online vendors;

     - insufficient availability of or changes in telecommunications services could result in slower response times, which could delay the acceptance of the Internet as an effective commerce medium;

     - continued growth in the number of Internet users;

     - concerns about transaction security;

     - continued development of the necessary technological infrastructure;

     - development of enabling technologies; and

     - uncertain and increasing government regulations.

 RAPID TECHNOLOGICAL CHANGE COULD RENDER IGO'S WEBSITES AND SYSTEMS OBSOLETE AND REQUIRE SIGNIFICANT CAPITAL EXPENDITURES.

     The Internet and the electronic commerce industry are characterized by rapid technological change, sudden changes in customer requirements and preferences, frequent new product and service introductions incorporating new technologies and the emergence of new industry standards and practices that could render iGo's existing websites and transaction processing systems obsolete. The emerging nature of these products and services and their rapid evolution will require that iGo continually improve the performance, features and reliability of its online services, particularly in response to competitive offerings. iGo's success will depend, in part, on its ability:

     - to enhance its existing products and services; and

     - to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     The development of websites and other proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. iGo may be unable to use new technologies effectively or adapt its website, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, which could harm its business. Updating iGo's technology internally and licensing new technology from third parties may require significant additional capital expenditures and could affect its results of operations.

  IGO IS EXPOSED TO RISKS ASSOCIATED WITH ELECTRONIC COMMERCE SECURITY AND CREDIT CARD FRAUD, WHICH MAY REDUCE COLLECTIONS AND DISCOURAGE ONLINE TRANSACTIONS.

     Consumer concerns about privacy or the security of transactions conducted on the Internet may inhibit the growth of the Internet and electronic commerce. To securely transmit confidential information, such as customer credit card numbers, iGo relies on encryption and authentication technology that it licenses from third parties. iGo cannot predict whether the algorithms it uses to protect customer transaction data will be compromised. Furthermore, iGo's servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. iGo may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any security breaches. The measures iGo takes to protect against security breaches may not be successful. iGo's failure to prevent security breaches could harm its business.

     To date, iGo has suffered minor losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders in each case. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions iGo processes, that merchant does not obtain a cardholder's signature. Failure to adequately control fraudulent credit card transactions could reduce iGo's revenues and harm its business.

  IGO COULD FACE LIABILITY FOR INFORMATION DISPLAYED ON AND COMMUNICATIONS THROUGH ITS WEBSITE.

     iGo may be subject to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information it publishes on its website. These types of claims have been brought, sometimes successfully, against Internet companies as well as print publications in the past. iGo also utilizes email as a marketing medium, which may subject it to potential risks, such as:

     - liabilities or claims resulting from unsolicited email;

     - lost or misdirected messages; or

     - illegal or fraudulent use of email.

     These claims could result in substantial costs and a diversion of iGo's management's attention and resources, which could harm its business.

  EFFORTS TO REGULATE OR ELIMINATE THE USE OF MECHANISMS THAT AUTOMATICALLY COLLECT INFORMATION ON VISITORS TO IGO'S WEBSITE MAY INTERFERE WITH IGO'S ABILITY TO TARGET ITS MARKETING EFFORTS.

     Websites typically place a small tracking program on a user's hard drive without the user's knowledge or consent. These programs automatically collect data about any visits that a user makes to various websites. Website operators use these mechanisms for a variety of purposes, including the collection of data derived from users' Internet activity. Most currently available Internet browsers allow users to elect to remove these tracking programs at any time or to prevent this information from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of these tracking mechanisms. Any reduction or limitation in the use of this software could limit the effectiveness of iGo's sales and marketing efforts.

  IGO COULD FACE ADDITIONAL BURDENS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL UNCERTAINTIES SURROUNDING THE INTERNET.

     New Internet legislation or regulation or the application of existing laws and regulations to the Internet and electronic commerce could harm iGo's business, financial condition and results of operations. iGo is subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to electronic commerce. Although there are currently few laws and regulations directly applicable to electronic commerce, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, taxation and characteristics and quality of products and services. For example, the United States Congress recently enacted Internet laws regarding children's privacy, copyrights and transmission of sexually explicit material. In addition, the European Union recently enacted its own Internet privacy regulations. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations regarding the Internet may decrease the growth of the Internet or electronic commerce, which could, in turn, decrease the demand for iGo's products and services and increase iGo's cost of doing business. In addition, if iGo were alleged to have violated federal, state or foreign civil or criminal law, it could be subject to liability, and even if iGo could successfully defend such claims, they may involve significant legal compliance and litigation costs.

     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IGO


     The following table sets forth the beneficial ownership of iGo's common stock as of June 30, 2002 as to:


     - each person who is known by us to beneficially own more than five percent of our common stock;

     - each of our directors;

     - each of our named executive officers, which includes our chief executive officers during fiscal year 2001, the four most highly compensated executive officers serving at the end of the fiscal year ended December 31, 2001 who received combined salary and bonus in excess of $100,000 during fiscal year 2001, and the individuals who were our executive officers during fiscal year 2001, but not an officer on December 31, 2001, and received combined salary and bonus in excess of $100,000 during fiscal year 2001; and

     - all directors and executive officers as a group.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission based on information currently available to us with respect to the holdings of the applicable persons. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2002 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To our knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

     The percent of beneficial ownership for each stockholder is based on 25,388,938 shares of common stock outstanding as of June 30, 2002. An "*" indicates ownership of less than 1%.



                                                                                          PERCENTAGE
                                                         NUMBER OF      PERCENTAGE       OF MOBILITY
                                                           SHARES      OF IGO SHARES     COMMON STOCK
                                                        BENEFICIALLY   OWNED BEFORE      OWNED AFTER
NAME AND ADDRESS                                           OWNED        THE MERGER     THE MERGER(1)(2)
----------------                                        ------------   -------------   ----------------
Ken Hawk(3)...........................................   4,380,006         17.3%             2.7%
  1805 Caughlin Creek Road
  Reno, Nevada 89509
Institutional Venture Partners(4).....................   3,736,150         14.7%             2.3%
  3000 Sand Hill Road, Bldg. 2, Ste. 290
  Menlo Park, California 94025
Mark Rapparport(5)....................................   3,531,199         13.9%             2.2%
  c/o 180 Newport Center Drive, Suite 160
  Newport Beach, California 92660
Wand/Power Express Investments I L.P.(6)..............   2,180,254          8.6%             1.3%
  630 Fifth Avenue, Ste. 2435
  New York, New York 10111
John Mackall(7).......................................   1,400,140          5.5%               *
  1332 Anacapa Street, Ste. 200
  Santa Barbara, California 93101
Peter Gotcher(8)......................................     257,650          1.0%               *
Ross Bott, Ph.D.(9)...................................      57,083            *                *
Darrell Boyle(10).....................................     209,672            *                *
Rick Shaff(11)........................................     176,000            *                *
Miya MacKenzie(12)....................................      67,354            *                *
Ejaz Afzal(13)........................................      25,000            *                *
Rod Hosilyk(14).......................................     177,760            *                *
Tom de Jong(15).......................................      22,878            *                *
Lonnie Ramos(16)......................................          --            *                *
All directors and executive officers as a group (9
  persons)(17)........................................   5,146,766         20.2%             3.2%


---------------

 (1) "Beneficially" owned shares, as defined by the SEC, are those shares as to which a person has voting or dispositive power, or both. "Beneficial" ownership does not necessarily mean that the named person is entitled to receive the dividends on, or the proceeds from the sale of, the shares.


 (2) Percentage ownership of Mobility common stock after the merger is based on 19,427,605 shares of Mobility common stock, which includes 400,000 shares held in escrow, 569,679 shares of Series C preferred stock, which converts to 429,993 shares of common stock using a conversion factor of 1-to-0.75480, outstanding as of June 30, 2002 and 2,600,000 shares of Mobility common stock issuable to the iGo stockholders immediately upon the closing of the merger.


 (3) Includes 182,150 shares held by Mr. Hawk as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust Dated October 4, 1999. Excludes 236,794 shares held by Charles R. Wilmoth, Trustee of the Alexandra Lauren Hawk Trust dated the 13th Day of September, 1999, over which shares Mr. Hawk exercises no voting or dispository control.


 (4)Represents 3,237,840 shares held by Institutional Venture Partners VIII, L.P., 39,312 shares held by IVM Investment Fund VIII, LLC, 12,258 shares held by IVM Investment Fund VIII-A, LLC, 27,240 shares held by IVP Founders Fund I, L.P. and 419,500 shares held by an affiliate of such entities, who disclaims beneficial ownership over all shares held by such entities other than to the extent of his ratable interest therein.

 (5) Mr. Rapparport was formerly iGo's vice president, sales. Mr. Rapparport has entered into an agreement pursuant to which all of his shares will be cancelled prior to the effective time of the merger, as described elsewhere in this proxy statement/prospectus.


 (6) Represents 1,547,000 shares held by Wand/Power Express Investments I, L.P., 123,493 shares held by Wand (Power Express, Inc.), 124,049 shares held by Bruce W. Schnitzer and 385,712 shares held by David J. Callard. Messrs. Schnitzer and Callard share voting and dispository power over the shares held by the two entities.

 (7) Includes 162,640 shares held by Santa Barbara Bank & Trust as Trustee for John R. Mackall SEPP-IRA over which Mr. Mackall exercises voting and investment control.


 (8)Excludes all shares held by Institutional Venture Partners entities and affiliate reported elsewhere in the table. Mr. Gotcher is a venture partner of Institutional Venture Partners and a director of our company. Mr. Gotcher exercises no voting or dispository control over the holdings of such funds. Includes 11,969 shares which as of June 30, 2002 remain subject to our right of repurchase, which right lapses over time.



 (9) Includes 27,083 shares issuable upon exercise of options exercisable within 60 days of June 30, 2002.



(10) Represents shares held by Robert Darrell Boyle and Lauren Reeves Boyle, or their successor(s), Trustees UTA dated August 26, 1994, as amended. Includes 16,250 shares which as of June 30, 2002 remain subject to our right of repurchase, which right lapses over time.



(11) Mr. Shaff was formerly iGo's chief executive officer. Includes 137,500 shares issuable upon exercise of options exercisable within 60 days of June 30, 2002.



(12) Includes 67,354 shares issuable upon exercise of options exercisable within 60 days of June 30, 2002.



(13) Includes 25,000 shares issuable upon exercise of options exercisable within 60 days of June 30, 2002.



(14) Mr. Hosilyk was formerly iGo's vice president, operations.


(15) Mr. de Jong was formerly iGo's vice president, channel sales.

(16) Mr. Ramos was formerly iGo's vice president, sales.


(17) Includes shares described in footnotes 1, 8, 9, 10, 12 and 13. Excludes shares beneficially owned by any person not serving as a director or executive officer as of June 30, 2002.


                       SECTION 16(A) BENEFICIAL OWNERSHIP
                          REPORTING COMPLIANCE OF IGO

     Under the securities laws of the United States, the directors, executive officers, certain other key personnel and any persons holding more than ten percent of our common stock of Mobility or iGo are required to report their initial ownership of such common stock and any subsequent changes in that ownership to the SEC. Specific filing deadlines of these reports have been established and iGo is required to disclose in this proxy statement/prospectus any failure to file by these dates during the fiscal year ended December 31, 2001. To the best knowledge of iGo, all of the filing requirements have been satisfied except that Mr. Hawk was late in filing a Form 4 to reflect his June 2001 stock purchase. In making these statements, iGo has relied solely on written representations of our directors and executive officers and any ten percent holders and copies of the reports that they filed with the SEC.

                      WHERE YOU CAN FIND MORE INFORMATION

     Mobility and iGo file reports, proxy statements and other information with the SEC. Copies of such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at the following locations:

                             Public Reference Room
                                Judiciary Plaza
                                   Room 1024
                          450 Fifth Street, N.W. 1400
                             Washington, D.C. 20549

     Information about the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet website that contains reports, proxy and information statements and other information regarding Mobility and iGo. The address of the SEC website is http://www.sec.gov.

     Reports, proxy and information statements and other information concerning Mobility and iGo also can be inspected at the offices of The National Association of Securities Dealers, Inc.:

              The National Association of Securities Dealers, Inc.
                              1735 K Street, N.W.
                             Washington, D.C. 20006

     Mobility has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Mobility's common stock to be issued to iGo stockholders in the merger. This document constitutes the prospectus of Mobility filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. Statements made in this document as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit. The registration statement and its exhibits are available for inspection and copying as set forth above.

     This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in the affairs of Mobility or iGo since the date of this document. The information contained in this document with respect to Mobility and its subsidiaries was provided by Mobility and the information contained in this document with respect to iGo was provided by iGo.

                                    EXPERTS

     The consolidated financial statements of Mobility and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 have been included herein and in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of iGo and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 included in this proxy statement/ prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein (which report expresses an unqualified opinion and includes a going concern uncertainty explanatory paragraph and an explanatory paragraph that states that iGo's 2001 consolidated financial statements have been restated), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS


     The validity of the issuance of the shares of common stock offered by this document will be passed upon for Mobility by Jackson Walker L.L.P. Richard F. Dahlson, a partner of Jackson Walker, and Secretary of Mobility. As of the date of this document, Mr. Dahlson owns 199,864 shares of Mobility common stock; 21,166 shares of Mobility Series C preferred stock; and warrants to purchase an additional 4,139 shares of Mobility common stock.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Consolidated Financial Statements of Mobility Electronics,
  Inc.:
  Condensed Consolidated Balance Sheets as of March 31, 2002
     and December 31, 2001..................................   F-2
  Condensed Consolidated Statements of Operations for the
     Three Months Ended March 31, 2002 and 2001.............   F-3
  Condensed Consolidated Statements of Cash Flows for the
     Three Months Ended March 31, 2002 and 2001.............   F-4
  Notes to Condensed Consolidated Financial Statements......   F-5
  Independent Auditors' Report..............................  F-12
  Consolidated Balance Sheets as of December 31, 2001 and
     2000...................................................  F-13
  Consolidated Statements of Operations for the years ended
     December 31, 2001, 2000 and 1999.......................  F-14
  Consolidated Statements of Stockholders' Equity and
     Comprehensive Income (Loss) for the years ended
     December 31, 2001, 2000 and 1999.......................  F-15
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2001, 2000 and 1999.......................  F-16
  Notes to Consolidated Financial Statements................  F-17

Consolidated Financial Statements of iGo Corporation:
  Unaudited Condensed Consolidated Balance Sheets as of
     March 31, 2002 and December 31, 2001...................  F-37
  Unaudited Condensed Consolidated Statements of Operations
     for the Three-Month Periods Ended March 31, 2002 and
     2001...................................................  F-38
  Unaudited Condensed Consolidated Statements of Cash Flows
     for the Three-Month Periods Ended March 31, 2002 and
     2001...................................................  F-39
  Unaudited Notes to Condensed Consolidated Financial
     Statements.............................................  F-40
  Independent Auditors' Report..............................  F-49
  Consolidated Balance Sheets, December 31, 2001 and 2000...  F-50
  Consolidated Statements of Operations, Years Ended
     December 31, 2001, 2000 and 1999.......................  F-51
  Consolidated Statements of Stockholders' Equity (Deficit),
     Years Ended December 31, 2001, 2000 and 1999...........  F-52
  Consolidated Statements of Cash Flows, Years Ended
     December 31, 2001, 2000 and 1999.......................  F-53
  Notes to Consolidated Financial Statements................  F-54

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES



                     CONDENSED CONSOLIDATED BALANCE SHEETS



                                                               MARCH 31,     DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
                                                              (UNAUDITED)
                                                                    (IN THOUSANDS,
                                                                 EXCEPT SHARE AMOUNTS)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 14,744       $ 14,753
  Accounts receivable, net..................................       4,784          6,035
  Inventories...............................................       3,610          3,385
  Prepaid expenses and other current assets.................         168            108
                                                                --------       --------
          Total current assets..............................      23,306         24,281
                                                                --------       --------
  Property and equipment, net...............................       1,758          1,869
  Goodwill, less accumulated amortization of $776 at March
     31, 2002 and December 31, 2001, respectively...........       5,935          5,627
  Other assets, net.........................................       3,500          3,260
                                                                --------       --------
          Total assets......................................    $ 34,499       $ 35,037
                                                                ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $  4,069       $  3,540
  Accrued expenses and other current liabilities............       1,898          1,349
                                                                --------       --------
          Total current liabilities.........................       5,967          4,889
                                                                --------       --------
          Total liabilities.................................       5,967          4,889
                                                                --------       --------
Stockholders' equity:
  Convertible preferred stock -- Series C, $.01 par value;
     authorized 15,000,000 shares; 623,954 (unaudited) and
     682,659 shares issued and outstanding at March 31, 2002
     and December 31, 2001, respectively....................           6              7
  Common stock, $.01 par value; authorized 90,000,000
     shares; 15,683,166 (unaudited) and 15,128,641 shares
     issued and outstanding at March 31, 2002 and December
     31, 2001, respectively.................................         157            151
  Additional paid-in capital................................     113,732        113,127
  Accumulated deficit.......................................     (83,971)       (81,630)
  Stock subscription and deferred compensation..............      (1,378)        (1,484)
  Accumulated other comprehensive loss -- foreign currency
     translation adjustment.................................         (14)           (23)
                                                                --------       --------
          Total stockholders' equity........................      28,532         30,148
                                                                --------       --------
          Total liabilities and stockholders' equity........    $ 34,499       $ 35,037
                                                                ========       ========



     See accompanying notes to condensed consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
Revenue:
  Net product sales.........................................   $ 6,603     $ 7,076
  Technology transfer fees..................................       316         100
                                                               -------     -------
     Total revenue..........................................     6,919       7,176
Cost of revenue:
  Product sales.............................................     5,074       5,579
  Technology transfer.......................................        --          --
                                                               -------     -------
     Total cost of revenue..................................     5,074       5,579
                                                               -------     -------
     Gross profit...........................................     1,845       1,597
                                                               -------     -------
Operating expenses:
  Sales and marketing.......................................     1,460       2,231
  Research and development..................................     1,293       1,506
  General and administrative................................     1,649       2,010
                                                               -------     -------
     Total operating expenses...............................     4,402       5,747
                                                               -------     -------
     Loss from operations...................................    (2,557)     (4,150)
Other income (expense):
  Interest income, net......................................       254         471
  Other income (expense), net...............................       (38)         17
                                                               -------     -------
     Loss before provision for income taxes.................    (2,341)     (3,662)
Provision for income taxes..................................        --          --
                                                               -------     -------
     Net loss...............................................   $(2,341)    $(3,662)
                                                               =======     =======
Net loss per share:
  Basic and diluted.........................................   $ (0.15)    $ (0.25)
                                                               =======     =======
Weighted average common shares outstanding:
  Basic and diluted.........................................    15,371      14,480
                                                               =======     =======



     See accompanying notes to condensed consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                  (UNAUDITED)
                                                                (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $(2,341)   $(3,662)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Provision for accounts receivable......................       30        164
     Provision for obsolete inventory.......................      215         --
     Depreciation and amortization..........................      319        392
     Amortization of deferred loan costs....................       --          9
     Amortization of deferred compensation..................      106        241
     Non-cash compensation..................................       51         --
     Loss on disposal of fixed assets.......................       42         --
     Changes in operating assets and liabilities, net of
      acquisition activities:
       Accounts receivable..................................    1,984         99
       Inventories..........................................      236       (511)
       Prepaid expenses and other assets....................     (431)      (201)
       Accounts payable.....................................     (494)       146
       Accrued expenses and other current liabilities.......      107       (299)
                                                              -------    -------
          Net cash used in operating activities.............     (176)    (3,622)
                                                              -------    -------
Cash flows from investing activities:
  Purchase of property and equipment........................      (91)      (358)
  Proceeds from sale of fixed assets........................       20         --
  Cash received in connection with acquisition..............      251         --
  Cash paid for acquisition costs...........................      (41)        --
                                                              -------    -------
          Net cash provided by (used in) investing
           activities.......................................      139       (358)
                                                              -------    -------
Cash flows from financing activities:
  Repayment of long-term debt and capital lease
     obligations............................................       --        (13)
  Net proceeds from issuance of common stock................       19          2
                                                              -------    -------
          Net cash provided by (used in) financing
           activities.......................................       19        (11)
                                                              -------    -------
  Effects of exchange rate changes on cash and cash
     equivalents............................................        9         12
                                                              -------    -------
          Net increase (decrease) in cash and cash
           equivalents......................................       (9)    (3,979)
Cash and cash equivalents, beginning of period..............   14,753     30,369
                                                              -------    -------
Cash and cash equivalents, end of period....................  $14,744    $26,390
                                                              =======    =======



     See accompanying notes to condensed consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES



              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



1.  BASIS OF PRESENTATION



     The accompanying condensed consolidated financial statements include the accounts of Mobility Electronics, Inc. ("Mobility" or the "Company") which was formerly known as Electronics Accessory Specialists International, Inc., and its wholly-owned subsidiaries, Magma, Inc. and Mobility Europe Holdings, Inc., which includes Portsmith, Inc. from February 1, 2002 (date of acquisition) to March 31, 2002. All significant intercompany balances and transactions have been eliminated in the accompanying condensed consolidated financial statements.



     The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America, pursuant to rules and regulations of the Securities and Exchange Commission (the "SEC"). In the opinion of management, the accompanying condensed consolidated financial statements include normal recurring adjustments that are necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosures have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2001 included in our Form 10-K, filed with the SEC. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of results to be expected for the full year or any other period.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  (a) USE OF ESTIMATES



     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, warranty obligations, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.



     The Company believes its critical accounting policies, consisting of revenue recognition, accounts receivable, inventories, warranty costs, and deferred income taxes affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies are discussed below.



  (b) PRINCIPLES OF CONSOLIDATION



     The consolidated financial statements for the three months ended March 31, 2002 include the accounts of Mobility and its wholly-owned subsidiaries, Magma, Inc. and Mobility Europe Holdings, Inc., which includes Portsmith, Inc., from February 1, 2002 (date of acquisition). The consolidated financial statements for the three months ended March 31, 2001 include the accounts of Mobility and its wholly-owned subsidiaries, Magma, Inc. and Mobility Europe Holdings, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.



  (c) REVENUE RECOGNITION



     Revenue from product sales is recognized upon shipment and transfer of ownership from the Company or contract manufacturer to the customer. Allowances for sales returns and credits are provided for in the same

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES period the related sales are recorded. Should the actual return or sales credit rates differ from the Company's estimates, revisions to the estimated allowance for sales returns and credits may be required.



     Revenue from technology transfer fees, consisting of the licensing and transferring of Split Bridge(R) and other technology and architecture, and related training and implementation support services, is recognized over the term of the respective sales or license agreement. Certain license agreements contain no stated termination date, whereby the Company recognizes the revenue over the estimated life of the license. Should the actual life differ from the estimates, revisions to the estimated life may be required.



  (d) CASH AND CASH EQUIVALENTS



     All short-term investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents include cash on hand and amounts on deposit with financial institutions.



  (e) ACCOUNTS RECEIVABLE



     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.



  (f) INVENTORIES



     Inventories consist of component parts purchased partially and fully assembled for computer accessory items. The Company has all normal risks and rewards of its inventory held by contract manufacturers. Inventories are stated at the lower of cost (first-in, first-out method) or market. Finished goods and work-in-process inventories include material, labor and overhead costs. Overhead costs are allocated to inventory manufactured in-house based upon direct labor. The Company monitors usage reports to determine if the carrying value of any items should be adjusted due to lack of demand for the items. The Company adjusts down the inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.



  (g) PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost. Depreciation on furniture, fixtures and equipment is provided using the straight-line method over the estimated useful lives of the assets ranging from two to seven years. Tooling is capitalized at cost and is depreciated over a two-year period. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.



  (h) PATENTS, TRADEMARKS AND NON-COMPETE AGREEMENT



     The cost of patents, trademarks and a non-compete agreements are included in other assets and amortized on a straight-line basis over their estimated economic lives of two to five years.



  (i) GOODWILL



     In July 2001, the FASB issued Statement No. 142, Goodwill and Other Intangible Assets ("Statement 142"). Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. The Company adopted the provisions of Statement 142 effective January 1, 2002. Under

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

Statement 142, the Company is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. As of March 31, 2002, the Company has no identifiable intangible assets resulting from a purchase business combination transaction.



     In connection with the transitional goodwill impairment evaluation, Statement 142 requires us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized effective January 1, 2002 and reflected as the cumulative effect of a change in accounting principle in the statement of operations.



     The Company expects to complete the transitional impairment test for goodwill by the end of the second quarter of 2002, pending completion of an appraisal of appropriately identified reporting units. Accordingly, the Company has not yet determined what effect, if any, this impairment test will have on the Company's earnings and financial position.



     The changes in the carrying amount of goodwill follows (amounts in thousands):



Reported balance at December 31, 2001.......................   $5,627
Additional goodwill from acquisition of Portsmith...........      308
                                                               ------
Reported goodwill balance at March 31, 2002.................   $5,935
                                                               ======



     The following table presents prior year loss and loss per share as if the nonamortization provisions of Statement 142 had been applied in the prior period (amounts in thousands, except per share data).



                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Reported net loss...........................................  $(2,341)   $(3,662)
Add back goodwill amortization..............................       --        155
                                                              -------    -------
Adjusted net loss...........................................  $(2,341)   $(3,507)
                                                              =======    =======
Basic and Diluted Loss Per Share:
  Reported net loss per share...............................  $ (0.15)   $ (0.25)
  Add back goodwill amortization............................       --       0.01
                                                              -------    -------
  Adjusted loss per share...................................  $ (0.15)   $ (0.24)
                                                              =======    =======

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (k) IMPAIRMENT OF LONG-LIVED ASSETS



     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.



  (l) WARRANTY COSTS



     The Company provides limited warranties on certain of its products for periods generally not exceeding three years. The Company accrues for the estimated cost of warranties at the time revenue is recognized. The accrual is based on the Company's actual claim experience. Should actual warranty claim rates or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.



  (m) NET LOSS PER COMMON SHARE



     Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earnings or loss of the Company.



  (n) FAIR VALUE OF FINANCIAL INSTRUMENTS



     The fair value of accounts receivable, accounts payable, and accrued expenses approximates the carrying value due to the short-term nature of these instruments.



  (o) RESEARCH AND DEVELOPMENT



     The cost of research and development is charged to expense as incurred.



  (p) FOREIGN CURRENCY TRANSLATION



     The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as comprehensive income (loss), a separate component of stockholders' equity.



  (q) SEGMENT REPORTING



     The Company has only one operating business segment, the sale of peripheral computer equipment.



  (r) RECLASSIFICATIONS



     Certain amounts included in the 2001 financial statements have been reclassified to conform to the 2002 financial statement presentation.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

3.  ACQUISITIONS



  (A) PORTSMITH, INC.



     On February 1, 2002, the Company acquired Portsmith, Inc. pursuant to the merger of Portsmith with the Company's subsidiary, Mobility Europe Holdings, Inc. Portsmith provides connectivity solutions for handheld computing devices. In accordance with the terms of the acquisition agreement, the Company issued 800,000 shares of common stock, valued at $1.35 per common share, to the Portsmith stockholders of which 400,000 shares are held in escrow for the Portsmith stockholders, the issuance of which is contingent upon certain performance criteria of Portsmith on the first anniversary of the transaction. In addition, contingent earn out payments are to be made to the Portsmith stockholders depending upon Portsmith's future performance on the one year anniversary of the acquisition date.



     The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the estimated fair values at the date of acquisition. Goodwill of $308,000 was recorded as a result of the transaction.



     The purchase price of $540,000 (a noncash transaction) plus acquisition costs of $111,000 was allocated as follows (amounts in thousands):



Purchase price:
  Common stock and additional paid-in capital...............  $   540
  Costs of acquisition......................................      111
                                                              -------
                                                              $   651
                                                              =======
Assets acquired and liabilities assumed:
  Current assets............................................  $ 1,711
  Equipment.................................................       31
  Other assets..............................................       15
  Goodwill..................................................      308
  Current liabilities.......................................   (1,414)
                                                              -------
                                                              $   651
                                                              =======



     The consolidated financial statements as of March 31, 2002 include the accounts of Portsmith and results of operations since the date of acquisition. The following summary, prepared on a pro forma basis, presents the results of operations as if the acquisition had occurred on January 1, 2001 (amounts in thousands, except per share data).



                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
Net revenue.................................................    $ 7,336       $ 8,697
                                                                =======       =======
Net loss....................................................    $(2,325)      $(4,058)
                                                                =======       =======
Basic and diluted loss per share............................    $ (0.15)      $ (0.27)
                                                                =======       =======



     The pro forma results are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of 2001 or as a projection of future results.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (b) IGO CORPORATION



     On March 25, 2002, and as amended on July 18, 2002, the Company announced its execution of a definitive agreement and plan of merger to acquire iGo Corporation for $3,250,000 in cash and 2,600,000 shares of the Company's common stock. Additional consideration of $1,000,000 and 500,000 shares of common stock will be held in escrow for the iGo stockholders until one day following the first anniversary of the effective date of the merger, the issuance of which is contingent upon certain performance criteria. The transaction is subject to certain material conditions precedent, including without limitation, approval by the stockholders of iGo and the declared effectiveness by the Securities and Exchange Commission of a registration statement, which registers the issuance of the Company's common stock to be issued in the transaction.



4.  INVENTORIES



     Inventories consist of the following (amounts in thousands):



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
Raw materials...............................................   $2,047        $1,494
Finished goods..............................................    1,563         1,891
                                                               ------        ------
                                                               $3,610        $3,385
                                                               ======        ======



5.  STOCKHOLDERS' EQUITY



  (A) PREFERRED STOCK



     The Series C preferred stock is convertible into shares of common stock. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate will be adjusted if the Company issues any non-cash dividends on outstanding securities, splits its securities or otherwise effects a change to the number of its outstanding securities. The conversion rate will also be adjusted if the Company issues additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. Such adjustments will be made according to certain formulas that are designed to prevent dilution of the Series C preferred stock. The Series C preferred stock can be converted at any time at the option of the holder, and will convert automatically, immediately prior to the consummation of a firm commitment public offering of common stock pursuant to a registration statement filed with the Securities and Exchange Commission having a per share price equal to or greater than $24.00 per share and a total gross offering amount of not less than $15,000,000. The rate of conversion is 1-to-0.74385 as of March 31, 2002.



     The Company may not pay any cash dividends on its common stock while any Series C preferred stock remains outstanding without the consent of the Series C preferred stockholders. Holders of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of the Company's assets legally available for such payments prior to the holders of securities junior to the Series C preferred stock receiving payments.



     During the period from December 31, 2001 through March 31, 2002, 58,705 shares of Series C preferred stock were converted into 41,592 shares of common stock at a rate of 1-to-0.70220 for conversions through February 20, 2002 and at a rate of 1-to-0.74385 for those conversions beginning February 21, 2002 and thereafter.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (b) COMMON STOCK



     Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders. There is no right to cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors, out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no conversion, redemption or preemptive rights.



6.  NET LOSS PER SHARE



     The computation of basic and diluted net loss per share follows (amounts in thousands, except per share data):



                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Net loss....................................................  $(2,341)   $(3,662)
                                                              =======    =======
Weighted average common shares outstanding -- basic and
  diluted...................................................   15,371     14,480
                                                              =======    =======
Net loss per share -- basic and diluted.....................  $ (0.15)   $ (0.25)
                                                              =======    =======



     The following table summarizes securities outstanding which were not included in the calculation of diluted net loss per share since their inclusion would be antidilutive:



                                                                    MARCH 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
Stock options and warrants..................................  2,376,338   3,010,460
                                                              =========   =========
Convertible preferred stock.................................    623,954     944,755
                                                              =========   =========



7.  CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS



     Two customers accounted for 24% and 18% of total revenue of the Company for the three months ended March 31, 2002. Two customers accounted for 21% and 36% of total revenue of the Company for the three months ended March 31, 2001.



     Export sales were approximately 22% and 34% of the Company's total revenues for the three months ended March 31, 2002 and 2001, respectively. The principal international market served by the Company was Europe.



8.  CONTINGENCIES AND LITIGATION



     The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Accordingly, the accompanying condensed consolidated financial statements do not include a provision for losses, if any, that might result from the ultimate disposition of these matters.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mobility Electronics, Inc.:

     We have audited the accompanying consolidated balance sheets of Mobility Electronics, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobility Electronics, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG LLP

Phoenix, Arizona
March 1, 2002, except for the second
paragraph of Note 18, which is as of March 25, 2002

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 SHARE AMOUNTS)
                                      ASSETS


Current assets:
  Cash and cash equivalents.................................  $ 14,753    $ 30,369
  Accounts receivable, net..................................     6,035       6,906
  Inventories...............................................     3,385       6,371
  Prepaid expenses and other current assets.................       108         137
                                                              --------    --------
     Total current assets...................................    24,281      43,783
Property and equipment, net.................................     1,869       1,683
  Goodwill, less accumulated amortization of $776 and $155
     at December 31, 2001 and 2000, respectively............     5,627       6,055
Other assets, net...........................................     3,260       4,153
                                                              --------    --------
                                                              $ 35,037    $ 55,674
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  3,540    $  4,479
  Accrued expenses and other current liabilities............     1,349       2,254
  Current installments of capital lease obligations.........        --          37
                                                              --------    --------
     Total current liabilities..............................     4,889       6,770
                                                              --------    --------
     Total liabilities......................................     4,889       6,770
                                                              --------    --------
  Commitments, contingencies and subsequent events (notes 3,
     7, 10, 12, 14, 15 and 18)
Stockholders' equity:
  Convertible preferred stock -- Series C, $.01 par value;
     authorized 15,000,000 shares; 682,659 and 1,263,708
     issued and outstanding at December 31, 2001 and 2000,
     respectively...........................................         7          13
  Common stock, $.01 par value; authorized 90,000,000
     Shares; 15,128,641 and 14,323,100 shares issued and
     outstanding at December 31, 2001 and 2000,
     respectively...........................................       151         143
Additional paid-in capital..................................   113,127     113,614
Accumulated deficit.........................................   (81,630)    (61,946)
Stock subscription and deferred compensation................    (1,484)     (2,920)
Accumulated other comprehensive loss........................       (23)         --
                                                              --------    --------
     Total stockholders' equity.............................    30,148      48,904
                                                              --------    --------
                                                              $ 35,037    $ 55,674
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Revenue:
  Net product sales.........................................  $ 27,925    $ 25,905    $ 13,952
  Technology transfer fees..................................       400       2,100          --
                                                              --------    --------    --------
     Total revenue..........................................    28,325      28,005      13,952
                                                              --------    --------    --------
Cost of revenue:
  Product sales.............................................    25,703      20,015      11,751
  Technology transfer.......................................        --         200          --
                                                              --------    --------    --------
     Total cost of revenue..................................    25,703      20,215      11,751
                                                              --------    --------    --------
     Gross profit...........................................     2,622       7,790       2,201
                                                              --------    --------    --------
Operating expenses:
  Marketing and sales.......................................     8,129       8,323       5,208
  Research and development..................................     5,598       5,882       3,377
  General and administrative................................     9,957       6,776       3,651
                                                              --------    --------    --------
     Total operating expenses...............................    23,684      20,981      12,236
                                                              --------    --------    --------
     Loss from operations...................................   (21,062)    (13,191)    (10,035)
Other income (expense):
  Interest income (expense), net............................     1,313         570      (1,456)
  Non-cash deferred loan cost amortization..................        --      (2,527)     (4,840)
  Other, net................................................        65        (138)       (126)
                                                              --------    --------    --------
     Loss before provision for income taxes.................   (19,684)    (15,286)    (16,457)
Provision for income taxes..................................        --          --          --
                                                              --------    --------    --------
     Net loss...............................................   (19,684)    (15,286)    (16,457)
Beneficial conversion costs of preferred stock..............        --         (49)     (1,450)
                                                              --------    --------    --------
Net loss attributable to common stockholders................  $(19,684)   $(15,335)   $(17,907)
                                                              ========    ========    ========
Loss per share:
  Basic and diluted.........................................  $  (1.33)   $  (1.55)   $  (3.59)
                                                              ========    ========    ========
Weighted average common shares outstanding:
  Basic and diluted.........................................    14,809       9,885       4,994
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)

                                                                  COMMON STOCK       ADDITIONAL
                                                   PREFERRED   -------------------    PAID-IN     ACCUMULATED
                                                     STOCK       SHARES     AMOUNT    CAPITAL       DEFICIT
                                                   ---------   ----------   ------   ----------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balances at December 31, 1998....................    $  6       4,563,806    $ 46     $ 26,665     $(30,203)
Conversion of convertible debentures to common
  stock..........................................      --         296,342       3        2,368           --
Issuance of common stock for cash................      --         394,063       4        3,033           --
Warrants exercised...............................      --         681,093       7          183           --
Issuance of warrants.............................      --              --      --        5,634           --
Issuance of preferred stock through private
  placements.....................................      15              --      --        8,070           --
Issuance of preferred stock for cash.............       1              --      --          931           --
Issuance of preferred stock to VLSI..............       1              --      --          998           --
Issuance of common stock in settlement
  agreement......................................      --          38,500      --          308           --
Stock options granted............................      --              --      --        3,180           --
Issuance of common stock to consultant...........      --           4,875      --           51           --
Preferred stock subscribed.......................       1              --      --          299           --
Deferred compensation............................      --              --      --           --           --
Amortization of deferred compensation............      --              --      --           --           --
Comprehensive income (loss):
    Foreign currency translation adjustment......      --              --      --           --           --
    Net loss.....................................      --              --      --           --      (16,457)
Total comprehensive loss.........................
                                                     ----      ----------    ----     --------     --------
Balances at December 31, 1999....................      24       5,978,679      60       51,720      (46,660)
Issuance of common stock for warrants
  exercised......................................      --       1,710,083      17          104           --
Issuance of common stock for options exercised...      --          88,332       1          311           --
Issuance of warrants.............................      --              --      --          578           --
Issuance of Series C preferred stock for cash....       1              --      --          268           --
Issuance of Series D preferred stock for cash....       5              --      --        4,722           --
Conversion of Series D preferred stock into
  common.........................................      (5)        438,595       4            1           --
Conversion of Series C preferred stock into
  common.........................................     (12)        816,917       8            4           --
Common stock issued for cash and note
  receivable.....................................      --         100,000       1        1,199           --
Initial public offering of common stock, net of
  registration Costs.............................      --       4,600,000      46       49,757           --
Issuance of common stock upon conversion of
  bridge loans...................................      --          28,685      --          327           --
Issuance of common stock upon conversion of
  debentures.....................................      --           1,086      --            8           --
Issuance of common stock for services............      --           4,875      --           51           --
Issuance of common stock for acquisition, net of
  $100,000 registration costs....................      --         562,098       6        4,614           --
Repurchase and retirement of common stock........      --          (6,250)     --          (50)          --
Amortization of deferred compensation............      --              --      --           --           --
    Net loss.....................................      --              --      --           --      (15,286)
                                                     ----      ----------    ----     --------     --------
Balances at December 31, 2000....................      13      14,323,100     143      113,614      (61,946)
Issuance of common stock for warrants
  exercised......................................      --          76,500       1            1           --
Issuance of common stock for options exercised...      --          25,000      --           --           --
Issuance of common stock under Employee Stock
  Purchase Plan..................................      --          25,795      --           17           --
Value of warrants issued under license
  agreement......................................      --              --      --           71           --
Conversion of Series C preferred stock into
  common.........................................      (6)        400,264       4            2           --
Cancellation of common stock issued for cash and
  note receivable in 2000........................      --        (100,000)     (1)      (1,199)          --
Common stock issued for cash and note
  receivable.....................................      --         267,127       3          702           --
Issuance of common stock for a prior  --  year
  acquisition....................................      --         110,855       1          130           --
Write-off of deferred compensation...............      --              --      --         (211)          --
Amortization of deferred compensation............      --              --      --           --           --
Comprehensive income (loss):
  Foreign currency translation adjustment........      --              --      --           --           --
  Net loss.......................................      --              --      --           --      (19,684)
    Total comprehensive loss.....................
                                                     ----      ----------    ----     --------     --------
Balances at December 31, 2001....................    $  7      15,128,641    $151     $113,127     $(81,630)
                                                     ====      ==========    ====     ========     ========

                                                       STOCK        ACCUMULATED        NET
                                                   SUBSCRIPTIONS       OTHER       STOCKHOLDERS
                                                   AND DEFERRED    COMPREHENSIVE      EQUITY
                                                   COMPENSATION        LOSS        (DEFICIENCY)
                                                   -------------   -------------   ------------
                                                       (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balances at December 31, 1998....................     $    --          $(10)         $ (3,496)
Conversion of convertible debentures to common
  stock..........................................          --            --             2,371
Issuance of common stock for cash................          --            --             3,037
Warrants exercised...............................          --            --               190
Issuance of warrants.............................          --            --             5,634
Issuance of preferred stock through private
  placements.....................................          --            --             8,085
Issuance of preferred stock for cash.............          --            --               932
Issuance of preferred stock to VLSI..............          --            --               999
Issuance of common stock in settlement
  agreement......................................          --            --               308
Stock options granted............................          --            --             3,180
Issuance of common stock to consultant...........          --            --                51
Preferred stock subscribed.......................        (300)           --                --
Deferred compensation............................      (2,775)           --            (2,775)
Amortization of deferred compensation............         241            --               241
Comprehensive income (loss):
    Foreign currency translation adjustment......          --            10                10
    Net loss.....................................          --            --           (16,457)
                                                                                     --------
Total comprehensive loss.........................                                     (16,447)
                                                      -------          ----          --------
Balances at December 31, 1999....................      (2,834)           --             2,310
Issuance of common stock for warrants
  exercised......................................          --            --               121
Issuance of common stock for options exercised...          --            --               312
Issuance of warrants.............................          --            --               578
Issuance of Series C preferred stock for cash....          --            --               269
Issuance of Series D preferred stock for cash....          --            --             4,727
Conversion of Series D preferred stock into
  common.........................................          --            --                --
Conversion of Series C preferred stock into
  common.........................................          --            --                --
Common stock issued for cash and note
  receivable.....................................      (1,199)           --                 1
Initial public offering of common stock, net of
  registration Costs.............................          --            --            49,803
Issuance of common stock upon conversion of
  bridge loans...................................          --            --               327
Issuance of common stock upon conversion of
  debentures.....................................          --            --                 8
Issuance of common stock for services............          --            --                51
Issuance of common stock for acquisition, net of
  $100,000 registration costs....................          --            --             4,620
Repurchase and retirement of common stock........          --            --               (50)
Amortization of deferred compensation............       1,113            --             1,113
    Net loss.....................................          --            --           (15,286)
                                                      -------          ----          --------
Balances at December 31, 2000....................      (2,920)           --            48,904
Issuance of common stock for warrants
  exercised......................................          --            --                 2
Issuance of common stock for options exercised...          --            --                --
Issuance of common stock under Employee Stock
  Purchase Plan..................................          --            --                17
Value of warrants issued under license
  agreement......................................          --            --                71
Conversion of Series C preferred stock into
  common.........................................          --            --                --
Cancellation of common stock issued for cash and
  note receivable in 2000........................       1,199            --                (1)
Common stock issued for cash and note
  receivable.....................................        (675)           --                30
Issuance of common stock for a prior  --  year
  acquisition....................................          --            --               131
Write-off of deferred compensation...............         211            --                --
Amortization of deferred compensation............         701            --               701
Comprehensive income (loss):
  Foreign currency translation adjustment........          --           (23)              (23)
  Net loss.......................................          --            --           (19,684)
                                                                                     --------
    Total comprehensive loss.....................                                     (19,707)
                                                      -------          ----          --------
Balances at December 31, 2001....................     $(1,484)         $(23)         $ 30,148
                                                      =======          ====          ========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $(19,684)  $(15,286)  $(16,457)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Provisions for doubtful accounts and sales returns and
     credits................................................       284        867        955
    Provision for obsolete inventory........................     3,543      1,305      1,734
    Depreciation and amortization...........................     1,695        954        982
    Amortization on deferred loan costs.....................         9      2,527      4,840
    Write-off of tooling equipment..........................       216        540         --
    Loss on sale of subsidiary..............................        --         --        134
    Write-off of note receivable............................     3,000         --         --
    Amortization of deferred compensation...................       701      1,505        253
    Expense for stock subscription and/or stock granted to
     consultant.............................................        21         51         51
    Changes in operating assets and liabilities, net of
     acquisition
      Accounts receivable...................................       587     (3,938)    (1,151)
      Inventories...........................................      (557)    (4,913)        71
      Prepaid expenses and other assets.....................      (764)       353        282
      Accounts payable......................................      (939)     1,028     (2,851)
      Accrued expenses and other current liabilities........      (905)       787       (342)
                                                              --------   --------   --------
        Net cash used in operating activities...............   (12,793)   (14,220)   (11,499)
                                                              --------   --------   --------
Cash flows from investing activities:
    Purchase of property and equipment......................    (1,379)      (944)      (724)
    Cash paid for acquisition, net of cash received.........        --     (1,897)        --
    Cash paid for note receivable...........................      (640)    (2,200)        --
    Cash paid for warrant to purchase preferred stock.......      (764)    (1,200)        --
                                                              --------   --------   --------
        Net cash used in investing activities...............    (2,783)    (6,241)      (724)
                                                              --------   --------   --------
Cash flows from financing activities:
  Net repayment on lines of credit..........................        --     (2,729)    (2,402)
  Borrowings under long-term debt...........................        --         --      5,166
  Repayment of long-term debt and capital lease
    obligations.............................................       (37)    (6,417)      (319)
  Expenses related to conversion of debt into common
    stock...................................................        --         --       (116)
  Net proceeds from issuance of preferred stock.............        --      4,996      9,017
  Net proceeds from sale of common stock....................        17     49,804      3,037
  Proceeds from exercise of warrants and options............         3        434        190
  Cash paid for treasury stock..............................        --        (50)        --
                                                              --------   --------   --------
        Net cash (used in) provided by financing
        activities..........................................       (17)    46,038     14,573
                                                              --------   --------   --------
Effects of exchange rates on cash and cash equivalents......       (23)        --         10
                                                              --------   --------   --------
        Net (decrease) increase in cash and cash
        equivalents.........................................   (15,616)    25,577      2,360
Cash and cash equivalents, beginning of year................    30,369      4,792      2,432
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 14,753   $ 30,369   $  4,792
                                                              ========   ========   ========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $     26   $    827   $  1,224
                                                              ========   ========   ========
Supplemental schedule of noncash investing and financing
  activities
  Common stock issued in connection with acquisition, net of
    accrued registration costs..............................  $    131      4,620   $     --
                                                              ========   ========   ========
  Warrants issued in connection with the execution and/or
    extension of long-term debt.............................  $     --   $    578   $  5,634
                                                              ========   ========   ========
  Conversion of debentures and accrued interest to shares of
    common stock............................................  $     --   $    327         --
                                                              ========   ========   ========
  Conversion of bridge loans to shares of common stock......  $     --   $      8   $  2,371
                                                              ========   ========   ========
  Retirement of treasury stock..............................  $     --   $     50   $     --
                                                              ========   ========   ========
  Issuance of 166,666 shares of Series C preferred stock for settlement of accounts payable and inventory
    purchases...............................................  $     --   $     --   $  1,000
                                                              ========   ========   ========
  Issuance of 38,500 shares of common stock as settlement
    for contingent purchase price...........................  $     --   $     --   $    308
                                                              ========   ========   ========
  Options or warrants issued for services...................  $     71   $     --   $  3,180
                                                              ========   ========   ========
  Stock subscription receivable.............................  $    675   $  1,199   $    300
                                                              ========   ========   ========
  Conversion of Series C and D preferred stock to shares of
    common stock............................................  $      6   $     17   $     --
                                                              ========   ========   ========
  Refinance of bridge loan interest payable.................  $     --   $    160   $     --
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 13, 2001, 2000 AND 1999

(1) NATURE OF BUSINESS

     Mobility Electronics, Inc. and subsidiaries (collectively, "Mobility" or "the Company") formerly known as Electronics Accessory Specialists International, Inc. was formed on May 4, 1995. Mobility was originally formed as a limited liability corporation; however, in August 1996 the Company became a C Corporation incorporated in the State of Delaware.

     Mobility manufactures and/or distributes in-car and in/out DC power adapters, portable computer docking stations, port replicators, monitor stands and other portable computing products and solutions. Mobility also designs, develops and markets connectivity and remote PCI bus technology and products for the computer industry and a broad range of related embedded processor applications. Mobility distributes products in the U.S., Canada and Europe.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, warranty obligations, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     The Company believes its critical accounting policies, consisting of revenue recognition, accounts receivable, inventories, warranty costs, and deferred income taxes affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies are discussed below.

  (b) PRINCIPLES OF CONSOLIDATION

     The 1999 consolidated financial statements include the accounts of Mobility and its wholly owned subsidiary, Mobility Electronics L.L.C. including its three operating subsidiaries, up to October 1999, being the date of the sale of this subsidiary. The 2000 consolidated financial statements include the accounts of Mobility and its wholly owned subsidiary, Magma, Inc., from October 2, 2000 (date of acquisition) to December 31, 2000. The 2001 consolidated financial statements include the accounts of Mobility and its wholly-owned subsidiaries, Magma, Inc. and Mobility Europe Holdings, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) REVENUE RECOGNITION

     Revenue from product sales is recognized upon shipment and transfer of ownership from the Company or contract manufacturer to the customer. Allowances for sales returns and credits, based on historical experience, are provided for in the same period the related sales are recorded. Should the actual return or sales credit rates differ from the Company's estimates, revisions to the estimated allowance for sales returns and credits may be required.

     Revenue from technology transfer fees, consisting of the licensing and transferring of Split Bridge(TM) and other technology and architecture, and related training and implementation support services, is recognized over the term of the respective sales or license agreement. Certain license agreements contain no stated

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES termination date, whereby the Company recognizes the revenue over the estimated life of the license. Should the actual life differ from the estimates, revisions to the estimated life may be required.

  (d) CASH AND CASH EQUIVALENTS

     All short-term investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents include cash on hand and amounts on deposit with financial institutions.

  (e) ACCOUNTS RECEIVABLE

     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The allowance is assessed on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables with respect to historical experience. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

  (f) INVENTORIES

     Inventories consist of component parts purchased partially and fully assembled for computer accessory items. The Company has all normal risks and rewards of its inventory held by contract manufacturers. Inventories are stated at the lower of cost (first-in, first-out method) or market. Finished goods and work-in-process inventories include material, labor and overhead costs. Overhead costs are allocated to inventory manufactured in-house based upon direct labor. The Company monitors usage reports to determine if the carrying value of any items should be adjusted due to lack of demand for the items. The Company adjusts down the inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

  (g) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of future minimum lease payments. Depreciation on furniture, fixtures and equipment is provided using the straight-line method over the estimated useful lives of the assets ranging from two to seven years. Tooling is capitalized at cost and is depreciated over a two-year period. Equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

  (h) DEFERRED LOAN COSTS

     Deferred loan costs, consisting primarily of the value of warrants issued in conjunction with certain debt financings, are included in other assets and amortized over the term of the related debt.

  (i) PATENTS, TRADEMARKS AND NON-COMPETE AGREEMENT

     The cost of patents, trademarks and a non-compete agreement are included in other assets and amortized on a straight-line basis over their estimated economic lives of two to five years.

  (j) GOODWILL

     Goodwill represents the excess of purchase price over fair value of net assets acquired and is amortized on a straight-line basis over the estimated economic life of ten years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of goodwill balance over its remaining life can

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  (k) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (l) WARRANTY COSTS

     The Company provides limited warranties on certain of its products for periods generally not exceeding three years. The Company accrues for the estimated cost of warranties at the time revenue is recognized. The accrual is based on the Company's actual claim experience. Should actual warranty claim rates, or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. The Company's warranty accrual was $178,000 and $291,000 as of December 31, 2001 and 2000, respectively.

  (m) INCOME TAXES

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance and deferred tax benefit would increase income in the period such determination was made.

  (n) NET LOSS PER COMMON SHARE

     Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earnings or loss of the Company. The assumed exercise of outstanding stock options and warrants have been excluded from the calculations of diluted net loss per share as their effect is antidilutive.

  (o) EMPLOYEE STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and to adopt the "disclosure only" alternative treatment under Statement of Financial Accounting Standards

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

  (p) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of accounts receivable, accounts payable, and accrued expenses approximates the carrying value due to the short-term nature of these instruments.

  (q) RESEARCH AND DEVELOPMENT

     The cost of research and development is charged to expense as incurred.

  (r) FOREIGN CURRENCY TRANSLATION

     The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as comprehensive income (loss), a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in consolidated net loss for the years ended December 31, 2001, 2000 and 1999. These foreign currency transaction gains and losses were not considered material and, thus, are not separately disclosed on the face of the accompanying consolidated statements of operations.

  (s) SEGMENT REPORTING

     The Company has only one operating business segment, the sale of peripheral computer equipment.

  (t) RECLASSIFICATIONS

     Certain amounts included in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 financial statement presentation.

  (u) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In July 2001, the FASB issued Statement No. 141, Business Combinations ("Statement 141"), and Statement No. 142, Goodwill and Other Intangible Assets ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     The Company adopted the provisions of Statement 141 on July 1, 2001, and Statement 142 is effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized,

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

     Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

     Finally, any unamortized negative goodwill existing at the date Statement 142 is adopted must be written off as the cumulative effect of a change in accounting principle.

     As of the date of adoption, the Company has unamortized goodwill in the amount of $5.6 million, which will be subject to the transition provisions of Statements 141 and 142. At that same date, the Company will have no unamortized identifiable intangible assets and no unamortized negative goodwill. Amortization expense related to goodwill was $621,000 and $155,000 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

     In August 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations ("Statement 143"). Statement 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The Company is required to adopt the provisions of Statement 143 as of January 1, 2003. The adoption of Statement 143 is not expected to have a material effect on our consolidated financial statements.

     In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("Statement 144"). Statement 144 supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Statement 144 also

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES supercedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company is required to adopt the provisions of Statement 144 as of January 1, 2002. The adoption of Statement 144 is not expected to have a material effect on our consolidated financial statements.

(3) ACQUISITIONS AND SALE

  (a) CNF MOBILE SOLUTIONS

     On May 18, 2001 the Company acquired certain assets, including a product line, inventory related to that product line, and patent rights, of CNF Mobile Solutions, a manufacturer of computer peripheral products, for $685,000 cash. $585,000 of the total purchase price has been capitalized as inventory and intangibles and the remaining $100,000 has been recorded as a component of operating expenses. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets acquired based upon the estimated fair values at the date of acquisition. No goodwill resulted from the purchase.

  (b) MOBILITY EUROPE HOLDINGS, INC.

     On January 1, 2001, the Company purchased essentially all of the assets of its European distributor for $282,000 cash and assumed its leases, employee contracts and other business contracts in order to better facilitate the sale of the Company's products in Europe. The European operations have been organized as a subsidiary of Mobility Europe Holdings, Inc., which was formed in January 2001 under the laws of the state of Delaware and is owned entirely by the Company. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets acquired based upon the estimated fair values at the date of acquisition. No goodwill resulted from the purchase.

  (c) MESA RIDGE TECHNOLOGIES

     On October 2, 2000, the Company acquired all of the outstanding stock of Mesa Ridge Technologies, Inc., doing business as MAGMA, a California corporation ("Magma"). Magma manufactures and markets connectivity products (serial products and PCI slot expansion systems) to the music, video and satellite communications industries. The purchase price consisted of $2,000,000 in cash and 562,098 shares of Common Stock, valued at $4,720,000. In addition, contingent earn out payments are to be made to the selling stockholders depending upon Magma's performance over the two years following the date of acquisition, which are measured and payable on each anniversary date of the acquisition. During 2001, the Company issued 110,855 shares of common stock (valued at $131,000) as settlement of the first earn out payment under this purchase agreement.

     The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the estimated fair values at the date of acquisition. The acquisition resulted in goodwill of $6,211,000 which is being amortized on a straight-line basis over ten years.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     The purchase price of $6,719,000 plus acquisition costs of $197,000 was allocated as follows (amounts in thousands):

Purchase price:
  Cash consideration........................................   $ 2,000
  Common stock and additional paid-in capital...............     4,720
  Costs of acquisition......................................       197
                                                               -------
                                                               $ 6,917
                                                               =======
Assets acquired and liabilities assumed:
  Current assets............................................   $ 2,216
  Equipment.................................................        26
  Other assets..............................................        13
  Goodwill..................................................     6,211
  Current liabilities.......................................    (1,549)
                                                               -------
                                                               $ 6,917
                                                               =======

     The consolidated financial statements as of December 31, 2000 includes the accounts of Magma and results of operations since the date of acquisition. The following summary, prepared on a pro forma basis present the results of operations as if the acquisition had occurred on January 1, 1999 (amounts in thousands, except per share data).

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
Net revenue.................................................   $ 34,760      $ 20,514
                                                               ========      ========
Net loss....................................................   $(15,911)     $(16,492)
                                                               ========      ========
Net loss attributable to common stockholders................   $(15,959)     $(17,941)
                                                               ========      ========
Basic and diluted loss per share............................   $  (1.53)     $  (3.23)
                                                               ========      ========

     The pro forma results are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of 1999 or as a projection of future results.

  (d) MIRAM

     On July 29, 1997, the Company acquired certain assets and assumed certain liabilities approximating $565,000 of Miram International, Inc. (Miram), a manufacturer of docking stations, in exchange for 55,000 shares of common stock valued at $425,000, with further consideration payable in future periods, contingent upon product sales revenue during these periods. The transaction was accounted for in accordance with the purchase method of accounting. During May 1999, the Company issued an additional 38,500 shares of common stock valued at $308,000 to settle and eliminate any contingent future consideration. This amount has been recorded as a component of general and administrative expense for 1999 and no additional payments to the seller will be required.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (e) SALE OF MOBILITY ELECTRONICS LLC

     On October 1, 1999, the Company sold its European subsidiary (Mobility Electronics LLC, which maintained offices in the United Kingdom and France, and offices and a warehouse/distribution center in Germany through its three operating subsidiaries, Mobility Electronics (U.K.), Mobility Electronics GMBH and Mobility SARL). The stated value of net assets of approximately $134,000 was sold for nominal consideration resulting in a loss on sale of the subsidiary of approximately $134,000, which is recorded as a component of other loss for 1999.

(4) INVENTORIES

     Inventories consist of the following (amounts in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
Raw materials...............................................  $1,494   $3,167
Finished goods..............................................   1,891    3,204
                                                              ------   ------
                                                              $3,385   $6,371
                                                              ======   ======

(5) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (amounts in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
Furniture and fixtures......................................  $  258   $  244
Store, warehouse and related equipment......................     743      406
Computer equipment..........................................   1,477    1,159
Capital lease assets........................................      --      582
Tooling.....................................................   2,068    2,006
Leasehold improvements......................................      67       63
                                                              ------   ------
                                                               4,613    4,460
Less accumulated depreciation and amortization..............   2,744    2,777
                                                              ------   ------
  Property and equipment, net...............................  $1,869   $1,683
                                                              ======   ======

     Capital lease assets consist of computers and furniture and fixtures. Capital lease assets were fully amortized during 2001.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(6) OTHER ASSETS

     Other assets consist of the following (amounts in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
Note receivable.............................................  $   --   $2,200
Investment in warrant.......................................      --    1,200
Investment in preferred stock...............................   1,964       --
Prepaid license fee.........................................     676      400
Patents, trademarks and designs.............................     816      454
Other.......................................................     213      144
                                                              ------   ------
                                                               3,669    4,398
Less accumulated amortization...............................     409      245
                                                              ------   ------
  Net other assets..........................................  $3,260   $4,153
                                                              ======   ======

(7) NOTE RECEIVABLE

     In August 2000, the Company entered into a Strategic Partner Agreement and Purchase and Development Agreement with a Portsmith, Inc. ("Portsmith") to develop, license and sell certain products. In conjunction with these agreements, the Company signed a subordinated promissory note ("Subordinated Note") to loan up to $3,000,000 to Portsmith. Interest on the Subordinated Note, which accrues at a rate of 8% per annum, is payable on each anniversary date of the note, with principal, together with all accrued but unpaid interest, due and payable on August 29, 2003. The principal balance of the Subordinated Note is convertible at any time into post-conversion equity interest in Portsmith. During 2000, the Company advanced $2,200,000 to Portsmith under the Subordinated Note, all of which was outstanding at December 31, 2000 and reflected as a component of other assets. During 2001, the Company advanced the remaining $800,000. In September 2001, the Company determined the Subordinated Note to be uncollectible and wrote-off the $3,000,000 balance.

     In February 2002, the Company acquired Portsmith pursuant to the merger of Portsmith with the Company's subsidiary, Mobility Europe Holdings, Inc. See note 18.

(8) INVESTMENT IN PREFERRED STOCK

     In September 2000, the Company paid $1,200,000 to purchase a warrant to purchase Series A preferred stock of a company. The warrant is initially exercisable to purchase shares of Series A preferred stock equal to 10% of the fully diluted capital stock at an aggregate exercise price of $764,000. However, the exercise price and number of shares to be acquired upon the exercise of the warrant is adjusted if the company issues any capital stock or stock equivalent other than with respect to the exercise of the warrant at a price of less than $2,750 per share. During 2001, the Company paid $764,000 to exercise the warrant and the investment in Series A preferred stock is stated at a cost of $1,964,000 as a component of other assets at December 31, 2001.

(9) OPERATING LEASE COMMITMENTS

     The Company has entered into various non-cancelable operating lease agreements for its office facilities, automobile, and office equipment. Existing facility leases require monthly rents plus payment of property taxes, normal maintenance and insurance on facilities. Rental expense for the operating leases was $1,000,000, $675,000 and $478,000 during the years ended 2001, 2000, and
1999, respectively.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     A summary of the minimum future lease payments for the years ending after December 31 follows (amounts in thousands):

2002........................................................  $  622
2003........................................................     215
2004........................................................     183
                                                              ------
                                                              $1,020
                                                              ======

(10) INCOME TAXES

     The Company has generated net operating losses for both financial and income tax reporting purposes since inception. At December 31, 2001 and 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $62,060,000 and $47,480,000, respectively, and approximately $2,580,000 and $0 for foreign income tax purposes, respectively, which, subject to annual limitations, are available to offset future taxable income, if any, through 2021 and net operating loss carryforwards for state income tax purposes of approximately $62,060,000 and $47,480,000, which are available to offset future taxable income through 2006.

     The temporary differences that give rise to deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows (amounts in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforward for federal income
     taxes..................................................  $ 23,162   $ 18,204
  Net operating loss carryforward for foreign income
     taxes..................................................       775         --
  Net operating loss carryforward for state income taxes....     4,271      3,309
  Depreciation and amortization.............................       154        151
  Section 263A inventory....................................        63         63
  Accrued liabilities.......................................       156        278
  Reserves..................................................       175        205
  Bad debts.................................................        31         89
  Investment tax credits....................................       181        181
  Inventory obsolescence....................................     2,006        801
                                                              --------   --------
     Total gross deferred tax assets........................    30,974     23,281
                                                              --------   --------
Deferred tax liabilities....................................        --         --
     Net deferred tax assets................................    30,974     23,281
Less valuation allowance....................................   (30,974)   (23,281)
                                                              --------   --------
       Net deferred tax assets..............................  $     --   $     --
                                                              ========   ========

     The valuation allowance for deferred tax assets as of December 31, 2001 and 2000 was $30,974,000 and $23,281,000, respectively. The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was an increase of $7,693,000 and $6,249,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. In addition, due to the frequency of equity transactions within the Company, it is possible the use

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES of the net operating loss carryforward may be limited in accordance with Section 382 of the Internal Revenue Code. A determination as to this limitation will be made at a future date as the net operating losses are utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

(11) STOCKHOLDERS' EQUITY

     In January 2000, the Board of Directors authorized the Company's certificate of incorporation to increase the number of authorized shares of common stock to 100,000,000 and increased the authorized shares of preferred stock to 15,000,000 shares. Additionally, in March 2000, the Company's Board of Directors authorized and the Company's stockholders approved a 1-for-2 reverse stock split and a post-split adjustment of the number of authorized shares of common stock to 90,000,000 shares. All share information included in the accompanying consolidated financial statements has been retroactively adjusted to reflect these amendments.

  (a) CONVERTIBLE PREFERRED STOCK

     Series C preferred stock is convertible into shares of common stock. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate will be adjusted if the Company issues any non-cash dividends on outstanding securities, splits its securities or otherwise effects a change to the number of its outstanding securities. The conversion rate will also be adjusted if the Company issues additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. Such adjustments will be made according to certain formulas that are designed to prevent dilution of the Series C preferred stock. The Series C preferred stock can be converted at any time at the option of the holder, and will convert automatically, immediately prior to the consummation of a firm commitment underwritten public offering of common stock pursuant to a registration statement filed with the SEC having a per share price equal to or greater than $24.00 per share and a total gross offering amount of not less than $15.0 million.

     The Company may not pay any cash dividends on its common stock while any Series C preferred stock remain outstanding without the consent of the Series C preferred stockholders. Holders of shares of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of the Company's assets legally available for such payments prior to the time other holders of securities junior to the Series C preferred stock will be entitled to any payments.

     During 1998, the Company issued 558,400 shares of Series C preferred stock for $3,354,000, net of legal and issuance costs of $415,000 through a Private Placement. During 1999, the remaining 176,900 shares relating to this Private Placement were issued for $1,058,000, net of issuance costs of $136,000. An additional 91,909 shares were issued as a result of repricing the Private Placement from $6.75 per share to $6.00 per share and 5,804 shares were issued as payment for broker commissions.

     During 1999, the Company issued 1,182,744 shares of Series C preferred stock at $6.00 per share for $7,027,000 million, net of legal and Private Placement fees of $70,000, in conjunction with a Private Placement. During January 2000, the Company completed the Private Placement and issued an additional 48,706 shares of Series C preferred stock for $269,000, net of legal and issuance costs of $23,000. In conjunction with this Private Placement, the Company issued a warrant for each share of Series C preferred

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES stock to purchase one share of common stock. In addition, the Company issued warrants to purchase 72,584 shares of common stock as settlement of certain private placement fees. The total warrants issued of 1,292,594 and 11,440 are exercisable at $0.02 and $9.60, respectively, per common stock share and expire December 2004.

     In April 1999, the Company entered into an agreement with Seligman Communications and Information Fund, Inc. (Seligman) under which the Company issued 166,666 shares of Series C preferred stock at $6.00 per share in exchange for a $1,000,000 investment in the Company for a total of $1,000,000. During September 2000, these shares were converted into 114,991 shares of common stock at a conversion rate of 1-to-0.68995.

     In April 1999, the Company entered into an agreement with VLSI Technology, Inc. (VLSI) under which the Company issued 166,666 shares of Series C preferred stock at $6.00 per share in exchange for the settlement of liabilities of $406,000 with the Company and a prepayment for inventory purchases of $593,000, net of issuance costs of $68,000.

     At the date of issuance of the Series C shares, a non-cash beneficial conversion adjustment of $49,000 and $1,450,000, which represents a 17% discount to the fair value of the common stock at the date of issuance, has been recorded in the 2000 and 1999 consolidated financial statements as an increase and decrease to additional paid-in capital, respectively.

     On March 6, 2000, the Company signed a Strategic Partner Agreement with Cybex Computer Products Corporation (Cybex). The Company and Cybex have agreed to license certain technology to each other and the Company has agreed to sell certain of its products to Cybex on a private label basis. In conjunction with this agreement, the Company sold Cybex 500,000 shares of $0.01 par value Series D preferred stock for $4,727,000, net of issuance of costs of $273,000. The Series D preferred stockholders have voting rights consistent with common stockholders and have liquidation preference over common stockholders but subordinate to Series C preferred stockholders. The Series D preferred stock is convertible into shares of common stock. On June 30, 2000, the Series D preferred stock were converted to 438,595 shares of common stock at a conversion rate of 1-to-0.87719 ($10.00 divided by 95% of the $12.00 initial public offering price per share of common stock).

     During 2000, 1,017,434 shares of Series C preferred stock sold under these Private Placements were converted into 701,926 shares of common stock at a conversion rate of 1-to-0.68995, Series C preferred stock to common stock.

     During 2001, 581,049 shares of Series C preferred stock sold under these Private Placements were converted into 400,264 shares of common stock at an average conversion rate of 1-to-0.68886, Series C preferred stock to common stock.

  (b) COMMON STOCK

     Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders. There is no right to cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors out of funds legally available therefore, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no conversion, redemption or preemptive rights.

     During 1999, the Company issued 4,875 shares of common stock valued at $51,000 for services performed by a third-party consultant, which was recorded as compensation expense in 1999.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     During 1999, the Company issued 394,063 shares of common stock for $3,037,000, net of issuance costs of $116,000 under a private placement.

     On June 30, 2000, the Company's registration statement on Form S-1 registering its initial public offering ("IPO") of 4,000,000 shares of common stock became effective. At the offering price of $12.00 per share, the Company received proceeds of $44,600,000 from the IPO, net of underwriting discounts and commissions of $3,400,000. Other offering expenses totaled $1,500,000. Net cash proceeds to the Company after the payment of total offering expenses of $4,900,000 was $43,100,000. As part of the IPO, the Company granted the underwriters a 30-day option from the effective date of the IPO to purchase up to 600,000 additional shares of common stock to cover over-allotments, if any. On July 28, 2000, the underwriters exercised their 30-day option in full and purchased 600,000 additional shares of common stock, resulting in additional IPO proceeds received by the Company of $6,700,000, net of underwriting discounts and commissions of $504,000. Including the underwriters' over-allotment option, the net cash proceeds received by the Company after deducting the total offering expenses of $5,400,000 was $49,800,000.

  (c) STOCK SUBSCRIPTION AND DEFERRED COMPENSATION

     During 1999, 75,000 incentive stock options to purchase common stock at a weighted average exercise price of $2.68 were issued to an officer. The Company recorded $400,000 of deferred compensation, which represents the intrinsic value of these stock options, related to the issuance of the options, which are charged to compensation expense over the vesting period through March 2002. The unamortized portion, which is recorded as a deduction from stockholders' equity, is $17,000 and $83,000 at December 31, 2001 and 2000, respectively.

     During 1999, 441,250 incentive stock options to purchase common stock at a weighted average exercise price of $4.00 were issued to employees. The Company recorded $2,375,000 of deferred compensation expense, which represents the intrinsic value of these stock options, related to the issuance of the options, which are charged to compensation expense over the vesting period through periods ranging from December 2000 to December 2004. The unamortized portion, which is recorded as a deduction from stockholders' equity, is $492,000 and $1,338,000 at December 31, 2001 and 2000, respectively.

     In December 1999, the Company entered into a promissory note in the principal sum of $300,000 with an executive of the Company to finance his purchase of 50,000 shares of Series C preferred stock at a composite purchase price of $6.00 for one share of preferred stock and one warrant for the purchase of 50,000 shares of common stock at an exercise price of $0.02.

     In June 2000, the Company sold 100,000 shares of common stock at a price of $12.00 per share to a company in exchange for $1,000 in cash and $1,199,000 promissory note which bears interest at 6% per annum and is secured by these shares of common stock. Accrued but unpaid interest under the promissory note is due and payable on each anniversary date of the promissory note beginning June 30, 2001, with all unpaid principal and interest due and payable in full on June 30, 2003. As of December 31, 2000, the $1,199,000 outstanding principal balance is reflected as a component of deferred compensation and stock subscriptions. During 2001, the promissory note was canceled and the 100,000 shares of common stock were returned to the Company.

     During 2001, the Company entered into a promissory note in the principal sum of $76,200 with a consultant to finance his purchase of 60,000 shares of common stock at a purchase price of $1.28 per share. The Company recorded compensation expense of $21,000 during 2001 as a result of this transaction.

     During 2001, the Company entered into promissory notes in the principal sum of $598,000 with two executives of the Company and one related party to finance their purchase of 206,898 shares of common stock at a composite purchase price of $2.90 for one share of common stock.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(12) EMPLOYEE BENEFIT PLANS

  (a) RETIREMENT PLAN

     The Company has a defined contribution 401(k) plan for all employees. Under the 401(k) plan, employees are permitted to make contributions to the plan in accordance with IRS regulations. The Company may make discretionary contributions as approved by the Board of Directors. The Company contributed $36,000 during 2001. There were no Company contributions made during 2000 and 1999.

  (b) INCENTIVE STOCK OPTION PLAN AND WARRANTS

     In 1995, the Board granted stock options to employees to purchase 132,198 shares of common stock. Later in 1996, the Company adopted an Incentive Stock Option Plan (the Plan) pursuant to the Internal Revenue Code. During 2001, the Plan was amended to increase the aggregate number of shares of common stock for which options may be granted or for which stock grants may be made to 2,500,000. Options become exercisable over varying periods up to five years and expire at the earlier of termination of employment or up to seven years after the date of grant. The options under both the Plan and Board approved were granted at the fair market value of the Company's stock at the date of grant as determined by the Company's Board of Directors. There were 1,141,028 shares available for grant under the Plan as of December 31, 2001.

     The per share weighted average fair value of stock options granted under the Plan for the years ended December 31, 2001, 2000 and 1999, was $2.77, $2.80 and $5.22, respectively, based on the date of grant using the Black-Scholes method for 2001 and 2000, and the minimum value method for 1999 with the following weighted average assumptions:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2001     2000    1999
                                                              -----    ----    ----
Expected life (years).......................................    2.5     2.5    5.0
Risk-free interest rate.....................................    3.5%    6.1%   5.1%
Dividend yield..............................................    0.0%    0.0%   0.0%
Volatility..................................................  100.0%   50.0%    --

     The following table summarizes information regarding stock option activity for the years ended December 31, 1999, 2000 and 2001:

                                                                  WEIGHTED AVERAGE EXERCISE
                                                       NUMBER          PRICE PER SHARE
                                                      ---------   -------------------------
Outstanding, December 31, 1998......................    478,214            $ 9.26
  Granted...........................................    735,239              5.26
  Canceled..........................................   (253,527)            11.33
  Exercised.........................................         --                --
                                                      ---------            ------
Outstanding, December 31, 1999......................    959,926              5.65
  Granted...........................................    573,650              8.10
  Canceled..........................................    (56,735)             7.74
  Exercised.........................................    (88,332)             3.54
                                                      ---------            ------
Outstanding, December 31, 2000......................  1,388,509              6.71
  Granted...........................................    887,400              2.77
  Canceled..........................................   (872,871)             7.26
  Exercised.........................................    (25,000)             0.02
                                                      ---------            ------
Outstanding, December 31, 2001......................  1,378,038            $ 3.91
                                                      =========            ======

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     The following table summarizes information about the stock options outstanding at December 31, 2001:

                                        WEIGHTED AVERAGE
                            OPTIONS        REMAINING       WEIGHTED AVERAGE     OPTIONS     WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES  OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------------  -----------   ----------------   ----------------   -----------   ----------------
$0.95-$ 3.11............     371,706          4.55              $2.53            68,954          $2.72
$3.15-$ 3.52............     508,266          4.41              $3.18           120,039          $3.25
$4.00...................     351,651          2.91              $4.00           234,853          $4.00
$7.72-$12.65............     146,415          2.31              $9.73           121,971          $9.62
                           ---------         -----              -----           -------          -----
$0.95-$12.65............   1,378,038          3.84              $3.91           545,817          $4.93
                           =========         =====              =====           =======          =====

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amount indicated below (amounts in thousands, except per share):

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Net loss applicable to common stockholders:
  As reported...............................................  $(19,684)  $(15,335)  $(17,907)
                                                              ========   ========   ========
  Pro forma.................................................  $(20,308)  $(16,129)  $(18,147)
                                                              ========   ========   ========
Net loss per share -- basic and diluted:
  As reported...............................................  $  (1.33)  $  (1.55)  $  (3.59)
                                                              ========   ========   ========
  Pro forma.................................................  $  (1.37)  $  (1.63)  $  (3.63)
                                                              ========   ========   ========

     Pro forma net loss reflects only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amount presented above because compensation cost is reflected over the options' vesting period of four to five years.

     In January 1999, the Company issued 32,500 warrants to purchase common stock in connection with the Private Placement of Series C Preferred Stock. The warrants are exercisable at $12.00 per share and expire January 2004.

     In March 1999, 525,000 warrants were issued to purchase common stock for an exercise price of $0.02. The warrants, valued at $4,200,000, were recorded as deferred loan costs in other assets and charged to interest expense over the term of the related debt.

     In May 1999, the Company granted consultants 35,000 stock options for services performed. The options are exercisable at $8.00 per share and expire in May 2003. The Company recorded $37,000 of deferred compensation in other assets related to the issuance of the options. The value of these options was amortized to compensation expense resulting in non-cash compensation of $28,000 and $9,000 during 2000 and 1999, respectively.

     In May 1999, in conjunction with the issuance of Bridge Notes in a Private Placement, 65,000 warrants were issued to purchase common stock for an exercise price of $0.02. The warrants, valued at $520,000, were included as deferred loan costs in other assets. The value of the warrants was charged to interest expense over the term of the related debt.

     In June through August 1999, the Company issued warrants to purchase 384,200 shares of common stock at an exercise price of $0.02 per share in conjunction with the sale of common stock under a Private Placement. In addition, the Company issued warrants to purchase 53,000 shares of common stock at an

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES exercise price of $0.02 per share that expire after five years as payment of broker fees associated with the sale of common stock under the Private Placement.

     In December 1999, the Company granted a consultant 35,000 stock options for services performed. The options are exercisable at $4.00 per share and expire in December 2003. The Company recorded $368,000 of deferred compensation in other assets related to the issuance of the options. The value of these options was amortized to compensation expense resulting in non-cash compensation of $365,000 and $3,000 during 2000 and 1999, respectively.

     In December 1999, the Company issued 1,255,327 warrants to purchase common stock in connection with the Private Placement of Series C preferred stock. 1,243,888 and 11,439 warrants are exercisable at $0.02 and $9.60, respectively, and expire October 1, 2002.

     In November 1999, the Company issued 56,250 warrants to purchase common stock in connection with the extension of its $4,500,000 line of credit. The warrants were issued to certain stockholders as part of their personal guarantees and indemnification arrangements for this line of credit. The warrants, valued at $450,000, are exercisable at $4.00, expire November 1, 2004, were recorded as deferred loan costs in other assets and were charged to interest expense over the term of the line of credit.

     In December 1999, the Company granted a consultant 50,000 warrants to purchase common stock for services performed in connection with the purchase of Series C preferred stock. The warrants are exercisable at $0.02 and expire December 2004.

     During 1999, 655,843 and 25,250 warrants were exercised at $0.02 and $7.00 per share, respectively, for a total of $190,000.

     In January 2000, the Company issued warrants to purchase 48,706 shares of common stock exercisable $0.02 per common stock share in conjunction with the completion of Private Placement of Series C preferred stock.

     During 2000, the Company issued warrants to purchase 138,502 and 30,444 shares of common stock in connection with the extension of certain Bridge Promissory Notes and Promissory Notes, respectively. These warrants (valued at $213,000 and $365,000, respectively, for a total of $578,000) are exercisable at $11.40 and $0.02 per share, respectively. The value of these warrants were recorded as deferred loan costs in other assets and charged to interest expense over the term of the related debt.

     During 2000, 1,711,180 warrants were exercised to acquire 1,710,083 shares of common stock at a weighted average exercise price of $0.07 per share for total net proceeds of $121,000.

     During 2001, the Company issued warrants to purchase 75,000 shares of common stock in connection with a technology license agreement. These warrants, valued at $71,000, using the Black-Scholes pricing model, are exercisable at $1.38 per share. The value of these warrants has been recorded as a component of other assets to be amortized to compensation expense over the term of the related license agreement.

     During 2001, 76,500 warrants were exercised to acquire 76,500 shares of common stock at $0.02 per share for total net proceeds of $2,000.

     During 2001, 564,944 warrants expired. At December 31, 2001, 526,666 unexercised warrants remained outstanding at exercise prices ranging from $0.01 to $7.00 per share.

  (c) EMPLOYEE STOCK PURCHASE PLAN

     The Company established an Employee Stock Purchase Plan (the "Purchase Plan") in October 2001, under which 2,000,000 shares of Common Stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company's Common Stock at 85% of the market value at certain

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES plan-defined dates. In 2001, 25,795 shares were issued under the Purchase Plan for net proceeds of $18,000. At December 31, 2001, 1,974,205 shares were available for issuance under the purchase plan.

(13) NET LOSS PER SHARE

     The computation of basic and diluted net loss per share follows (in thousands, except per share amounts):


                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
Net loss.............................................  $(19,684)  $(15,286)  $(16,457)
Beneficial conversion costs of preferred Stock.......        --        (49)    (1,450)
                                                       --------   --------   --------
Net loss attributable to common Stockholders.........  $(19,684)  $(15,335)  $(17,907)
                                                       ========   ========   ========
Weighted average common shares Outstanding -- basic
  and diluted........................................    14,809      9,885      4,994
                                                       ========   ========   ========
Net loss per share -- basic and diluted..............  $  (1.33)  $  (1.55)  $  (3.59)
                                                       ========   ========   ========
Stock options and warrants not included in Diluted
  EPS since antidilutive.............................     1,905      2,482      3,546
                                                       ========   ========   ========
Convertible preferred stock not included in Diluted
  EPS since antidilutive.............................       683      1,264      2,399
                                                       ========   ========   ========



(14) CONCENTRATION OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND BUSINESS SEGMENT


     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions and generally limits the amount of credit exposure to the amount of FDIC coverage. However, periodically during the year, the Company maintains cash in financial institutions in excess of the FDIC insurance coverage limit of $100,000. The Company performs ongoing credit evaluations of its customers' financial condition but does not typically require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

     Two customers accounted for 34% and 33% of net sales for the year ended December 31, 2001 and 32% and 18% of net sales for the year ended December 31, 2000. One customer accounted for 26% of net sales for the year ended December 31, 1999.

     Export sales were approximately 31%, 32% and 18% of the Company's net sales for the years ended December 31, 2001, 2000 and 1999, respectively. The principal international market served by the Company was Europe.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     The Company has only one operating business segment, the sale of peripheral computer equipment. The following tables summarize the Company's revenues by product line, as well as its revenues and net long-lived assets by geography.



                                                               REVENUES BY PRODUCT LINES
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                (AMOUNTS IN THOUSANDS)
Power products and monitor stands...........................  $18,570   $16,804   $ 8,767
Expansion products..........................................    5,582     2,303        --
Docking products............................................    3,773     6,292     4,772
Other products..............................................       --       506       413
Technology transfer fees....................................      400     2,100        --
                                                              -------   -------   -------
          Total revenues....................................  $28,325   $28,005   $13,952
                                                              =======   =======   =======



                                                                 REVENUES BY GEOGRAPHY
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
United States...............................................  $19,686   $19,663   $11,455
Europe......................................................    5,959     6,866     2,027
All other...................................................    2,680     1,476       470
                                                              -------   -------   -------
                                                              $28,325   $28,005   $13,952
                                                              =======   =======   =======



                                                                 NET LONG-LIVED ASSETS
                                                                     BY GEOGRAPHY
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
United States...............................................  $ 1,746   $ 1,683   $ 1,917
Europe......................................................      123        --        --
                                                              -------   -------   -------
                                                              $ 1,869   $ 1,683   $ 1,917
                                                              =======   =======   =======


(15) CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Accordingly, the accompanying consolidated financial statements do not include a provision for losses, if any, that might result from the ultimate disposition of these matters.

(16) RELATED PARTY TRANSACTIONS

     The Company has an agreement with a related entity under which this entity provides management services. The Company paid the consultant approximately $20,000, $39,000 and $42,000 for the years ended December 31, 2001, 2000 and
1999, respectively.

     During 2000, the Company recognized $2,000,000 of revenue from an entity in which it has a preferred stock ownership.

     During 2001, the Company sold 206,898 shares of common stock to two officers of the Company and an affiliate of an officer at a purchase price of $2.90 per share. Each investor paid $690 in cash (or $2,070 in total) and executed and delivered to the Company a three-year Promissory Note, in the original principal

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES amount of $199,311 each (or $597,933 in total), and bearing interest at a rate of 6.33% per annum. Each Promissory Note is secured by the shares of common stock so issued. The notes are reflected as contra equity on the statement of stockholders' equity.

(17) SUPPLEMENTAL FINANCIAL INFORMATION

     A summary of additions and deductions related to the allowances for accounts receivable for the years ended December 31, 2001, 2000 and 1999 follows (amounts in thousands):

                                            BALANCE AT    CHARGED TO                BALANCE AT
                                           BEGINNING OF   COSTS AND                   END OF
                                               YEAR        EXPENSES    DEDUCTIONS      YEAR
                                           ------------   ----------   ----------   ----------
Allowance for doubtful accounts:
  Year ended December 31, 2001...........      $219          $(96)        $ 46         $ 77
                                               ====          ====         ====         ====
  Year ended December 31, 2000...........      $630          $262         $673         $219
                                               ====          ====         ====         ====
  Year ended December 31, 1999...........      $648          $219         $237         $630
                                               ====          ====         ====         ====
Allowance for sales returns:
  Year ended December 31, 2001...........      $190          $380         $341         $229
                                               ====          ====         ====         ====
  Year ended December 31, 2000...........      $345          $605         $760         $190
                                               ====          ====         ====         ====
  Year ended December 31, 1999...........      $357          $766         $778         $345
                                               ====          ====         ====         ====

(18) SUBSEQUENT EVENTS

     In February 2002, the Company acquired Portsmith, Inc. pursuant to the merger of Portsmith with the Company's subsidiary, Mobility Europe Holdings, Inc. In accordance with terms of the acquisition agreement, the Company issued 800,000 shares of common stock to the Portsmith stockholders of which 400,000 shares are held in escrow for the Portsmith stockholders, the issuance of which is contingent upon certain performance criteria of Portsmith on the first anniversary of the acquisition. In addition, contingent earn out payments are to be made to the Portsmith stockholders depending upon Portsmith's future performance on the one year anniversary of the acquisition date. In addition, as part of this transaction, the Company's $3,000,000 loan to Portsmith (see Note
7), plus accrued interest, was converted into an equity contribution in Portsmith.

     On March 25, 2002, the Company announced its execution of a definitive agreement to acquire iGo Corporation. The transaction is subject to certain material conditions precedent, including without limitation, approval by the stockholders of iGo and the declared effectiveness by the Securities and Exchange Commission of a registration statement, which registers the issuance of shares of the Company's common stock to be issued in the transaction.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(19) QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of the quarterly data for the years ended December 31, 2001 and 2000 follows (amounts in thousands, except per share amounts):

                                                  FIRST    SECOND     THIRD    FOURTH
                                                 QUARTER   QUARTER   QUARTER   QUARTER
                                                 -------   -------   -------   -------
  Year ended December 31, 2001:
  Net revenue..................................  $ 7,176   $ 7,005   $ 7,090   $ 7,054
                                                 =======   =======   =======   =======
  Gross profit (loss)..........................  $ 1,597   $  (236)  $   420   $   841
                                                 =======   =======   =======   =======
  Operating expenses...........................  $(5,747)  $(6,229)  $(7,991)  $(3,717)
                                                 =======   =======   =======   =======
  Loss from operations.........................  $(4,150)  $(6,465)  $(7,571)  $(2,876)
                                                 =======   =======   =======   =======
  Net loss attributable to common
     Stockholders..............................  $(3,662)  $(6,140)  $(7,260)  $(2,622)
                                                 =======   =======   =======   =======
Net loss per share:
  Basic and diluted............................  $ (0.25)  $ (0.41)  $ (0.49)  $ (0.17)
                                                 =======   =======   =======   =======
Year ended December 31, 2000:
  Net revenue..................................  $ 5,002   $ 6,290   $ 7,605   $ 9,108
                                                 =======   =======   =======   =======
  Gross profit.................................  $ 1,395   $ 1,468   $ 2,431   $ 2,496
                                                 =======   =======   =======   =======
  Operating expenses...........................  $(3,350)  $(4,045)  $(5,913)  $(7,673)
                                                 =======   =======   =======   =======
  Loss from operations.........................  $(1,955)  $(2,577)  $(3,482)  $(5,177)
                                                 =======   =======   =======   =======
  Net loss attributable to common
     Stockholders..............................   (2,931)   (3,182)   (4,559)   (4,663)
                                                 =======   =======   =======   =======
Net loss per share:
  Basic and diluted............................  $ (0.46)  $ (0.46)  $ (0.37)  $ (0.33)
                                                 =======   =======   =======   =======

                                iGo CORPORATION



                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $  4,837      $  5,846
  Accounts receivable, net..................................     3,023         4,212
  Notes receivable, net.....................................       289           236
  Inventory, net............................................     1,712         2,480
  Prepaid expenses..........................................       758           654
                                                              --------      --------
          Total current assets..............................    10,619        13,428
Property and equipment, net.................................     2,027         2,378
Goodwill, net...............................................        --           591
Intangible assets, net......................................       612           650
Other assets................................................        45           509
                                                              --------      --------
          Total.............................................  $ 13,303      $ 17,556
                                                              ========      ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  1,153      $  1,135
  Accrued liabilities.......................................     1,902         2,936
  Accrued liability related to business acquisition.........        --           972
  Current portion of capital lease obligations and long-term
     debt...................................................       108           137
  Short-term borrowings.....................................        18            54
                                                              --------      --------
          Total current liabilities.........................     3,181         5,234
Long-term portion of capital lease obligations and long-term
  debt......................................................        17            19
                                                              --------      --------
          Total liabilities.................................     3,198         5,253
                                                              --------      --------
Commitments and contingencies (note 8)
Stockholders' equity:
  Common stock, $0.001 par value; 50,000,000 shares
     authorized; 25,386,438 and 23,353,085 shares issued and
     outstanding............................................        25            23
  Additional paid-in capital................................    88,349        87,630
  Deferred compensation.....................................       (91)         (126)
  Receivable from stockholder...............................      (395)         (388)
  Accumulated deficit.......................................   (77,783)      (74,836)
                                                              --------      --------
          Total stockholders' equity........................    10,105        12,303
                                                              --------      --------
          Total.............................................  $ 13,303      $ 17,556
                                                              ========      ========



  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                iGo CORPORATION



           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                              THREE-MONTH PERIODS ENDED
                                                              -------------------------
                                                               MARCH 31,     MARCH 31,
                                                                 2002          2001
                                                              -----------   -----------
                                                                (DOLLARS IN THOUSANDS
                                                               EXCEPT PER SHARE DATA)
Revenues:
  Net product revenue.......................................  $     4,767   $     9,636
Cost of goods sold..........................................        3,047         7,736
                                                              -----------   -----------
Gross profit................................................        1,720         1,900
                                                              -----------   -----------
Operating expenses:
  Sales and marketing.......................................        1,838         3,895
  Product development.......................................          435           843
  General and administrative................................        1,830         2,259
  Merger and acquisition costs, including amortization of
     goodwill...............................................           --           853
                                                              -----------   -----------
          Total operating expenses..........................        4,103         7,850
                                                              -----------   -----------
Loss from operations........................................       (2,383)       (5,950)
Other income, net...........................................           27           344
                                                              -----------   -----------
Loss before provision for income taxes and cumulative effect
  of change in accounting principle.........................       (2,356)       (5,606)
Provision for income taxes..................................           --            --
                                                              -----------   -----------
Loss before cumulative effect of change in accounting
  principle.................................................       (2,356)       (5,606)
Cumulative effect of change in accounting principle.........         (591)           --
                                                              -----------   -----------
Net loss....................................................  $    (2,947)  $    (5,606)
                                                              ===========   ===========
Loss per share -- basic and diluted:
  Loss before cumulative effect of change in accounting
     principle..............................................  $     (0.10)  $     (0.24)
  Cumulative effect of change in accounting principle.......        (0.02)           --
                                                              -----------   -----------
  Net loss..................................................  $     (0.12)  $     (0.24)
                                                              ===========   ===========
Weighted-average shares outstanding:
  Basic and diluted.........................................   23,737,111    23,298,951
                                                              ===========   ===========



  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                iGo CORPORATION



           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                              THREE-MONTH PERIODS ENDED
                                                              --------------------------
                                                              MARCH 31,       MARCH 31,
                                                                 2002            2001
                                                              ----------      ----------
                                                                (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................   $(2,947)        $(5,606)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Compensation expense related to stock options..........        22              62
     Accrued interest on stockholder note receivable........        (7)            (14)
     Stock issued as payment of expense.....................        11              --
     Provisions for bad debt and inventory..................       390           1,217
     Depreciation and amortization..........................       391             378
     Amortization of goodwill...............................        --             853
     Cumulative effect of change in accounting principle....       591              --
     Changes in:
       Accounts and notes receivable........................     1,007             844
       Inventory............................................       584             256
       Prepaid expenses and other assets....................      (110)             40
       Accounts payable and accrued liabilities.............      (623)         (3,360)
                                                               -------         -------
          Net cash used in operating activities.............      (691)         (5,330)
                                                               -------         -------
Cash flows from investing activities:
  Acquisition of business...................................      (250)             --
  Acquisition of property and equipment.....................        (2)           (122)
                                                               -------         -------
          Net cash used in investing activities.............      (252)           (122)
                                                               -------         -------
Cash flows from financing activities:
  Principal payments on short-term borrowings and capital
     leases.................................................       (67)           (119)
  Stockholder note receivable...............................        --            (306)
  Proceeds from exercise of stock options...................         1               4
                                                               -------         -------
          Net cash used in financing activities.............       (66)           (421)
                                                               -------         -------
Net decrease in cash and cash equivalents...................    (1,009)         (5,873)
Cash and cash equivalents, beginning of period..............     5,846          20,321
                                                               -------         -------
Cash and cash equivalents, end of period....................   $ 4,837         $14,448
                                                               =======         =======
Supplemental disclosure of cash flows information:
  Cash paid during the year for interest....................   $    11         $    12
                                                               =======         =======
Supplemental schedule of non-cash investing and financing
  activities:
  Common stock issued in connection with acquisition........   $   723         $    --
                                                               =======         =======



  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                iGo CORPORATION



         UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



 ORGANIZATION



     iGo Corporation (formerly Battery Express, Inc.) (the "Company") was incorporated in California in 1993 and is headquartered in Reno, Nevada. iGo Corporation (NASDAQ: IGOC) is a leading provider of parts and accessories for mobile technology products such as notebooks, cell phones and wireless devices. iGo's mission is to keep the mobile professional powered up and connected anywhere they go.



 BASIS OF PRESENTATION



     The accompanying condensed consolidated financial statements for the three-month periods ended March 31, 2002 and 2001 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain interim information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial condition, results of operations, and cash flows have been included. The results of operations for the interim periods should not be considered indicative of results for any other interim period or for a full calendar year. These financial statements should be read in conjunction with the consolidated financial statements, and notes thereto, in the Company's Form 10-K for the year ended December 31, 2001, as amended.



     The Company has experienced negative cash flows from operations of $11.4 million, $30.0 million and $12.8 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $691,000 for the quarter ended March 31, 2002. Recurring losses and negative cash flows from operations and limited financing opportunities raise substantial doubt about the Company's ability to continue as a going concern. Management believes that if the Company is able to execute in accordance with its business and financial plans, the Company will have sufficient cash to fund operations. The Company anticipates that in 2002 it will be able to significantly increase its gross margins on product sales and further reduce its expenses while maintaining or growing its revenue levels. With a targeted focus on high margin core products and improved inventory control resulting in significantly reduced excess and obsolete inventory charges the Company believes that it will be able to achieve improved gross margins. Additionally, the Company has taken steps to reduce costs through several initiatives including: further downsizing the workforce and facility cost reductions resulting from a planned relocation of the Company's main facility in Reno to a smaller, less costly facility in Reno. If the Company is successful in implementing these plans, it believes that its current cash and cash from operations will be adequate to fund its cash requirements through December 31, 2002. This estimate assumes that the Company will be able to meet revenue targets, achieve significantly higher percentage gross margins than those achieved in each of the prior three years and reduce expenses substantially below those realized in the fourth quarter of 2001, excluding the write-down of goodwill.



     The Company may need to raise additional funds before the end of 2002 in the event that it fails to generate sufficient cash from operations or experiences unanticipated or excessive expenditures. The Company has no commitments and is not seeking commitments for additional financing. If the Company were to seek additional financing, there can be no assurance that it would be successful in obtaining any additional financing on terms acceptable to the Company or its stockholders. If the Company raises additional funds through the issuance of equity securities or convertible debt securities, its existing stockholders may experience significant dilution.

                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



  PRINCIPLES OF CONSOLIDATION



     The condensed consolidated financial statements include the accounts of iGo Corporation and its wholly owned subsidiaries. The subsidiaries were formed for specific transactions, such as acquisitions. All significant intercompany balances and transactions have been eliminated in consolidation.



  NET LOSS PER SHARE



     Net loss per share -- basic and diluted, is computed using the weighted-average number of common shares outstanding during the period. Stock options and warrants were not included in the computations because they would have been antidilutive. The number of potentially dilutive shares that were not included in weighted average shares outstanding were 1,779,255 and 1,725,525 for the three-month periods ended March 31, 2002 and 2001, respectively.



  USE OF ESTIMATES



     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Actual amounts could differ from those estimates.



  RECENT ACCOUNTING PRONOUNCEMENTS



     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. Adoption of SFAS No. 133, as amended, in January 2001 did not have a material impact on the Company's consolidated financial statements.



     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142 in January 2002. Amortization is still required for identifiable intangible assets with finite lives. See Note 6.



     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard supersedes the current authoritative literature on impairments as well as disposal of a segment of a business and is effective for fiscal years and interim periods beginning after December 15, 2001. The Company therefore adopted SFAS No. 144 in January 2002. The Company periodically evaluates its long-lived assets for impairment. Adoption of SFAS No. 144 did not have a material effect on the Company's condensed consolidated financial statements.



  RECLASSIFICATIONS



     Certain reclassifications have been made to the prior year financial statements to conform to the 2002 presentation.

                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



2.  ACCOUNTS RECEIVABLE



     Accounts receivable consist of the following at March 31, 2002 and December 31, 2001:



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Trade receivables...........................................   $ 4,236      $ 5,353
Other current receivables...................................       284          482
Allowance for bad debts.....................................    (1,497)      (1,623)
                                                               -------      -------
     Total accounts receivable, net.........................   $ 3,023      $ 4,212
                                                               =======      =======



3.  NOTES RECEIVABLE



     Notes receivable consist of the following at March 31, 2002 and December 31, 2001:



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Notes receivable............................................    $ 739        $ 472
Allowance for doubtful notes receivable.....................     (450)        (236)
                                                                -----        -----
     Total accounts receivable, net.........................    $ 289        $ 236
                                                                =====        =====



4.  INVENTORY



     Inventory consists of the following at March 31, 2002 and December 31, 2001:



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Products on hand............................................   $ 2,818      $ 4,315
Inventory reserve...........................................    (1,106)      (1,835)
                                                               -------      -------
     Total inventory, net...................................   $ 1,712      $ 2,480
                                                               =======      =======



5.  PROPERTY AND EQUIPMENT



     Property and equipment consists of the following at March 31, 2002 and December 31, 2001:



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Leasehold improvements......................................   $   416      $   416
Furniture and equipment.....................................     2,036        2,034
Software....................................................     1,966        1,966
Accumulated depreciation....................................    (2,391)      (2,038)
                                                               -------      -------
     Total property and equipment, net......................   $ 2,027      $ 2,378
                                                               =======      =======

                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



6.  INTANGIBLE ASSETS AND GOODWILL



     On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under this accounting standard,goodwill and intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment at least annually. Amortization is still required for identifiable intangible assets with finite lives.



     SFAS 142 also requires the completion of a transitional impairment test at the date this accounting standard is initially applied. The Company has recorded a goodwill impairment loss of $591,000 as a result of completing its transitional impairment test, and has recognized this loss as the effect of a change in accounting principle. This impairment loss was determined based on a comparison of the fair value of the Company with its carrying amount, including goodwill that resulted from prior business acquisitions. The fair value applied in the comparison is based upon the purchase price established in the definitive merger agreement the Company entered into with Mobility Electronics, Inc., which agreement provides for the acquisition of the Company by Mobility (see Note 12). The results of the comparison and loss measurement indicated that goodwill existing at the date of adoption of this accounting standard was fully impaired. In connection with its adoption of SFAS 142, the Company reassessed previously recognized intangible assets and determined that their classification and useful lives were appropriate.



     Goodwill consists of the following at March 31, 2002 and December 31, 2001:



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Aggregate amount acquired...................................   $15,706      $15,706
Less accumulated amortization recognized prior to adoption
  of SFAS 142...............................................    (5,658)      (5,658)
Write-off of goodwill recognized prior to adoption of SFAS
  142.......................................................    (9,457)      (9,457)
Impairment loss recognized as a result of transitional
  goodwill impairment test..................................      (591)          --
                                                               -------      -------
     Net carrying amount....................................   $    --      $   591
                                                               =======      =======



     Changes in the carrying amount of goodwill for the three months ended March 31, 2002 are as follows:



                                                              (DOLLARS IN THOUSANDS)
Balance as of December 31, 2001.............................          $ 591
Impairment loss recognized as a result of transitional
  goodwill impairment test..................................           (591)
                                                                      -----
Balance as of March 31, 2002................................          $  --
                                                                      =====

                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     Intangible assets consist of the following at March 31, 2002 and December 31, 2001:



                                                      MARCH 31, 2002                           DECEMBER 31, 2001
                                         ----------------------------------------   ----------------------------------------
                               AVERAGE    GROSS                                      GROSS
                                LIFE     CARRYING   ACCUMULATED    NET INTANGIBLE   CARRYING   ACCUMULATED    NET INTANGIBLE
                                (YRS)     AMOUNT    AMORTIZATION       ASSETS        AMOUNT    AMORTIZATION       ASSETS
                               -------   --------   ------------   --------------   --------   ------------   --------------
                                                                  (DOLLARS IN THOUSANDS)
Amortized intangible assets:
  Domain names...............     6        $640        $(249)           $391          $640        $(226)           $414
  Trademarks.................     9         239          (63)            176           239          (55)            184
Other........................     7         100          (55)             45           100          (48)             52
                                           ----        -----            ----          ----        -----            ----
    Total....................              $979        $(367)           $612          $979        $(329)           $650
                                           ====        =====            ====          ====        =====            ====



     Aggregate amortization expense for intangible assets totaled $38,000 and $29,000 for the three-month periods ended March 31, 2002 and 2001, respectively. Estimated amortization expense for each of the five succeeding years ended December 31 is as follows:



FISCAL YEAR
-----------                                                   (DOLLARS IN THOUSANDS)
2002........................................................           $144
2003........................................................            119
2004........................................................            114
2005........................................................            113
2006........................................................            104



     The following table adjusts the Company's net loss and net loss per share for the adoption of SFAS 142:



                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 31,   MARCH 31,
                                                                2002        2001
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Reported net loss...........................................   $(2,947)    $(5,606)
  Goodwill amortization.....................................        --         853
                                                               -------     -------
Adjusted net loss...........................................   $(2,947)    $(4,753)
                                                               =======     =======
Reported net loss per share -- basic and diluted............   $ (0.12)    $ (0.24)
  Goodwill amortization.....................................        --        0.04
                                                               -------     -------
Adjusted net loss...........................................   $ (0.12)    $ (0.20)
                                                               =======     =======



7.  OTHER ASSETS



     Other assets consists of the following at March 31, 2002 and December 31, 2001:



                                                              MARCH 31,   DECEMBER 31,
                                                                2002          2001
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Asset held for sale.........................................     $--          $330
Other.......................................................      45           179
                                                                 ---          ----
     Total other assets.....................................     $45          $509
                                                                 ===          ====

                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



8.  LEGAL PROCEEDINGS



     From time to time the Company is involved in litigation incidental to the conduct of its business. The Company is not currently a party to any lawsuit or arbitration proceeding the outcome of which the Company believes will have a material adverse effect on its financial position, results of operations or liquidity.



     The Securities and Exchange Commission has entered a formal order of private investigation concerning the events underlying the Company's revisions of its fiscal 2000 operating results based on adjustments to fourth quarter 2000 revenue, which results were announced and revised in certain press releases issued in January and March of 2001. In connection with its investigation, the Commission will also be reviewing the restatement of the Company's financial statements set forth in the Company's 2001 Annual Report on Form 10-K, as amended, and certain related accounting, sales and organizational matters. The Company has been cooperating fully with the Staff of the Commission in its investigation and to date the Staff has made no determinations that the Company is aware of with respect to this investigation.



9.  BUSINESS ACQUISITIONS



     On January 4, 2000, the Company acquired CAW Products, Inc., d.b.a. Cellular Accessory Warehouse, for $353,458 comprised of $100,000 in cash and $253,458 in common stock (29,167 shares of common stock valued at $8.69 per share, the approximate market price of such shares during the few days leading up to and following the announcement of the transaction). Additionally, on January 11, 2000, the Company acquired AR Industries Inc., d.b.a. Road Warrior International, for $2,704,167 comprised of $750,000 in cash and $1,954,167 in common stock (279,167 shares of common stock valued at $7.00 per share, the approximate market price of such shares during the few days leading up to and following the announcement of the transaction). Road Warrior is a designer and distributor of notebook computer connectivity and power products, as well as model-specific notebook computer hard drive upgrades. Cellular Accessory Warehouse is a distributor of model-specific cellular accessories.



     Additionally, on August 29, 2000, the Company acquired substantially all the assets of Xtend Micro Products, Inc., for $2,500,000 in cash and 2,268,451 shares of iGo Common Stock. Of such shares, 1,896,574 shares were subject to an earn-out provision based on the post-closing operating performance of the Xtend business unit. These earn-out provisions were met. Xtend also had the opportunity to earn up to an additional $2,500,000 in a combination of iGo Common Stock and/or cash (at iGo's election) for exceptional post-closing operating performance. In August 2001, we advanced $500,000 to XMicro Holding Company against anticipated payments that would be due to XMicro pursuant to the August 2000 Asset Purchase Agreement. On March 13, 2002, iGo, Xtend Micro Products, Inc., XMicro Holding Company, Inc., and Mark Rapparport entered into a settlement agreement resolving certain matters related to the employment of Mr. Rapparport with one of our subsidiaries and the finalization of an earn-out in relation to our acquisition of Xtend Micro Products, Inc. In March 2002, iGo paid an additional $250,000 and issued 1,989,807 shares of its common stock to XMicro Holding Company as final settlement and satisfaction of these matters. At the deemed price per share of $0.363, the aggregate value of the cash and stock provided in March 2002 as part of this settlement is $972,300. This settlement was recorded as additional purchase price in connection with the acquisition of Xtend Micro Products and was included in the Company's write-down of goodwill in 2001 (see Note 6).



     Each acquisition was recorded using the purchase method of accounting under Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." Results of operations for each acquired company have been included in the financial results of the Company from the respective acquisition date forward. In accordance with APB Opinion No. 16, all identifiable assets were assigned a portion of the cost of the acquired companies (purchase price) on the basis of their respective fair values. Identifiable intangible assets and goodwill are included on the accompanying condensed consolidated balance sheets and were amortized over
                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



their estimated useful lives through 2001, which approximated 40 months for both Cellular Accessory Warehouse and Road Warrior International, and 60 months for Xtend Micro Products. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142 (see Notes 1 and 6). Intangible assets were identified and valued by considering the Company's intended use of acquired assets and analysis of data concerning products, technologies, markets, historical financial performance, and underlying assumptions of future performance. The economic and competitive environment in which the Company and the acquired companies operate was also considered in the valuation analysis. The Company periodically evaluates its intangible assets for impairment. In 2001, the Company's review of recoverability of certain long-lived and intangible assets resulted in a charge of $9,457,000 for the estimated impairment to the carrying value of its goodwill. In conjunction with the adoption of SFAS No. 142 effective January 1, 2002, the Company tested its goodwill for impairment. As a result of this testing, the Company recorded an impairment loss of $591,000, which is reflected on the condensed consolidated statement of operations for the three-month period ended March 31, 2002 as a cumulative effect of change in accounting principle (see Note 6).



10.  LOAN TO CHAIRMAN AND CHIEF EXECUTIVE OFFICER



     On January 2, 2001, the Company entered into a Secured Loan Agreement with Ken Hawk, then the Company's Chairman and Chief Executive Officer, pursuant to which the Company loaned him $306,100. This loan bore interest at 10.5% and would have matured on June 8, 2001. The loan was full recourse and was secured by 306,100 shares of iGo common stock held by Mr. Hawk, which represented shares with a market value of twice the loan principal amount on the date the loan was made. As described below, this loan was subsequently restructured.



11.  RESIGNATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER



     On March 26, 2001, Ken Hawk resigned from his employment with and as the President, Chairman of the Board and Chief Executive Officer of the Company. Mr. Hawk continues to serve as a member of the Company's Board of Directors. Under a Consulting Agreement, Mr. Hawk also served as a consultant to the Company for a period of one year following his resignation. As consideration for his services as a consultant, Mr. Hawk received an aggregate of approximately $240,500 during the term of the Consulting Agreement. The Company also agreed to restructure the indebtedness owed by Mr. Hawk to the Company. Under the terms of a Secured Note, previously existing notes payable to the Company were consolidated into one note for an aggregate principal amount of $366,410. This note bears interest at 8.0% and matures on March 26, 2003, or upon an event of default. The note is secured by 977,000 shares of iGo common stock owned by Mr. Hawk, which represented shares with a market value of approximately twice the principal amount of the note on the date of the Security Agreement executed by Mr. Hawk in conjunction with the note.



12.  DEFINITIVE MERGER AGREEMENT WITH MOBILITY ELECTRONICS, INC.



     On March 24, 2002, the Company entered into a definitive agreement to be acquired by Mobility Electronics, Inc. of Phoenix, Arizona. Under the agreement, the Company's stockholders would receive an aggregate of $5,100,000 in cash and 2,600,000 shares of Mobility Electronics common stock (valued at $3,562,000 based on the approximate market price per share during the few days leading up to and following the announcement of the transaction of $1.37) at the transaction closing and up to an additional $1,000,000 in cash and 500,000 additional Mobility Electronics shares (similarly valued at $685,000) one year following the transaction closing subject to certain conditions. The closing of the transaction is subject to certain material conditions, including the transaction's approval by the Company's stockholders and the effectiveness of a registration statement to be filed with the Securities and Exchange Commission, and there can be no assurance that all of the conditions will be satisfied.

                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



13.  SECOND AMENDMENT TO LEASE AGREEMENT



     On March 22, 2002, iGo entered into a Second Amendment with Dermody Family Limited Partnership I and Gulia Dermody Turville, the landlord under the lease for the premises located at 9393 Gateway Drive, Reno, Nevada. The primary purpose of the Second Amendment is to provide that iGo may terminate the lease at any time in its sole discretion by giving the landlord at least sixty (60) days' advance written notice of such termination. The Second Amendment also provides that the landlord may terminate the lease at any time in its sole discretion by giving iGo at least ninety (90) days' advance written notice of such termination. In connection with the Second Amendment iGo agreed to allow the landlord to forever retain the security deposit of $140,000 described in the lease and paid the landlord $360,000. This total sum of $500,000, which was recorded as an expense in the fourth quarter of 2001, is characterized in the Second Amendment as a lease restructuring fee and as such is nonrefundable. There are certain representations, warranties, releases and covenants by and among the parties in the Second Amendment, as well as a condition imposed upon iGo that it cannot terminate the lease if at the time of delivering notice to the landlord there is an uncured monetary default.



14.  POTENTIAL NASDAQ DELISTING



     In February 2002, the Company received notice from Nasdaq that it is not in compliance with Marketplace Rule 4450(a)(5), which requires its common stock to have a minimum $1.00 bid price per share and in June 2002, the Company received notice from Nasdaq that it is not in compliance with Marketplace Rule 4450(a)(2), which requires that the minimum market value of its publicly held shares (shares held by non-affiliates of the Company) be at least $5,000,000. The Company failed to regain compliance with either of these standards during the grace periods established under the Marketplace Rules and received notice from Nasdaq on May 24, 2002 that its shares were subject to delisting. The Company appealed this decision and at an oral hearing before the Nasdaq Hearing Panel on July 11, 2002, requested a stay of delisting of its common stock for a 90 day period in order for the merger with Mobility to be completed. On July 31, 2002, the Nasdaq Hearing Panel informed the Company that its appeal was successful and its common stock could remain listed on the Nasdaq National Market pending the consummation of the proposed merger with Mobility. The Hearing Panel has given the Company until October 11, 2002, to complete the merger, and immediately thereafter, voluntarily delist its securities from The Nasdaq National Market. In the event the merger is not consummated, the Company may choose to transfer its securities to the Nasdaq SmallCap Market. There can be no assurance that the Company could maintain compliance with the continued listing requirements of the Nasdaq SmallCap Market for any substantial period of time. If the Company does not transfer its securities to the Nasdaq SmallCap Market, its securities will be delisted from the Nasdaq Stock Market. While the Company stock would continue to trade on the over-the-counter bulletin board following any delisting from either Nasdaq Market, the Company expects that its stock price and trading volume would decline, possibly significantly, and its ability to raise additional capital would be substantially diminished by any such delisting.



15.  PATENT LITIGATION



     On June 21, 2002, in the United States District Court, Central District of California, Comarco Wireless Technologies, Inc. filed a lawsuit against the Company and its wholly owned subsidiary Xtend Micro Products, Inc. The suit alleges that the Company and Xtend are offering products for sale that infringe upon two United States patents issued to Comarco. The suit seeks injunctive relief, monetary damages, and costs and attorney's fees. The Company is investigating the facts surrounding these claims and consulting with legal counsel for Mobility regarding this matter, as Mobility is currently involved in litigation with Comarco over similar patent issues. While the Company intends to vigorously defend itself in this matter, it cannot be certain that its defense will be successful, and the Company's business could be harmed if it is unsuccessful.

                                iGo CORPORATION



                               UNAUDITED NOTES TO
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



16.  SUBSEQUENT AGREEMENT WITH XMICRO HOLDING COMPANY, INC. AND FORMER OFFICER



     On June 14, 2002, in the United States District Court, Northern Nevada, the Company filed a lawsuit against Mark Rapparport and XMicro Holding Company, Inc., seeking declaratory relief and alleging intentional interference with prospective economic advantage. This lawsuit was filed in response to a letter received from counsel for Rapparport and XMicro which made various allegations regarding a previous settlement agreement between the parties, the Company's acquisition of Xtend Micro Products and certain other matters. In this lawsuit the Company seeks an order stating that the settlement agreement is valid and enforceable, an order preventing the defendants from further attempting to interfere with the pending merger, monetary damages, and costs and attorney's fees. Effective July 18, 2002 the parties entered into a settlement agreement regarding these matters. In connection with this settlement, presuming that the merger is consummated, the Company will pay to such parties $1,850,000 in cash, all active litigation between the parties will be dismissed and all claims and demands terminated and released. Rapparport has agreed to vote his 3,531,199 shares in favor of the merger, but prior to the consummation of the merger, such shares will be cancelled and he will not receive distributions of any of the merger consideration. If the merger agreement is terminated or the merger does not occur prior to October 31, 2002, the parties' respective obligations and releases under the settlement agreement will terminate, Rapparport will keep his shares and will forfeit all but certain portions of the settlement payment. If the merger is terminated prior to September 3, 2002 and no stockholder meeting to approve the merger has taken place, Rapparport would retain $350,000 of the settlement payment. If the merger is terminated after September 3, 2002 or otherwise following iGo's stockholder meeting, Rapparport would retain $250,000 in addition to the previously retained payment. If the merger has not occurred by October 1, 2002 and iGo and Mobility choose to extend the merger agreement, but the merger does not occur by October 31, 2002, then Rapparport would retain $500,000 in addition to the previously retained payments. Mobility has agreed to reimburse iGo for one-half of any payments retained by such stockholder in the event the merger agreement is terminated or the merger does not occur by the deadline.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of iGo Corporation:


     We have audited the accompanying consolidated balance sheets of iGo Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of iGo Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements for the year ended December 31, 2001 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses and negative cash flows from operations and limited financing opportunities raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 17, the accompanying consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Reno, Nevada
April 5, 2002

(Except for Note 17,


as to which the date is May 3, 2002, and


Note 19, as to which the date is July 31, 2002)
                                iGo CORPORATION


                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                2001        2000
                                                              ---------   ---------
                                                              DOLLARS IN THOUSANDS
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,846    $ 20,321
  Accounts receivable, net..................................     4,212       6,875
  Note receivable, net......................................       236          --
  Inventory, net............................................     2,480       8,179
  Prepaid expenses..........................................       654         905
                                                              --------    --------
          Total current assets..............................    13,428      36,280
Property and equipment, net.................................     2,378       4,466
Goodwill and other assets, net..............................     1,750      13,093
                                                              --------    --------
          Total.............................................  $ 17,556    $ 53,839
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  1,135    $  5,117
  Accrued liabilities.......................................     2,936       3,506
  Accrued liability related to business acquisition (Notes
     15 and 18).............................................       972         125
  Current portion of capital lease obligations and long-term
     debt...................................................       137         316
  Short-term borrowings.....................................        54         280
                                                              --------    --------
          Total current liabilities.........................     5,234       9,344
Long-term portion of capital lease obligations and long-term
  debt......................................................        19         190
                                                              --------    --------
          Total liabilities.................................     5,253       9,534
                                                              --------    --------
Commitments and contingencies (Notes 8, 9, 14 and 18)
Stockholders' equity:
  Common stock, $0.001 par value; 50,000,000 shares
     authorized; 23,353,085 and 23,282,842 shares issued and
     outstanding............................................        23          23
  Additional paid-in capital................................    87,630      87,921
  Deferred compensation.....................................      (126)       (604)
  Receivable from stockholder...............................      (388)        (47)
  Accumulated deficit.......................................   (74,836)    (42,988)
                                                              --------    --------
          Total stockholders' equity........................    12,303      44,305
                                                              --------    --------
          Total.............................................  $ 17,556    $ 53,839
                                                              ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                iGo CORPORATION


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                        --------------------------------------------
                                                             2001            2000           1999
                                                        --------------   ------------   ------------
                                                        (AS RESTATED,
                                                         SEE NOTE 17)
                                                        DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
Revenues:
  Net product revenue.................................   $    28,886     $    39,947    $    21,043
Cost of goods sold....................................        24,435          26,914         14,793
                                                         -----------     -----------    -----------
Gross profit..........................................         4,451          13,033          6,250
                                                         -----------     -----------    -----------
Operating expenses:
  Sales and marketing.................................        11,855          23,663         15,396
  Product development.................................         2,590           4,800          1,544
  General and administrative..........................         9,064           7,961          4,657
  Merger and acquisition costs, including amortization
     of goodwill and other purchased intangibles and
     goodwill write-down of $9,457 in 2001............        12,956           2,357             --
                                                         -----------     -----------    -----------
          Total operating expenses....................        36,465          38,781         21,597
                                                         -----------     -----------    -----------
Loss from operations..................................       (32,014)        (25,748)       (15,347)
Other income, net.....................................           166           1,847            334
                                                         -----------     -----------    -----------
Loss before provision for income taxes................       (31,848)        (23,901)       (15,013)
Provision for income taxes............................            --              --             --
                                                         -----------     -----------    -----------
Net loss..............................................   $   (31,848)    $   (23,901)   $   (15,013)
                                                         ===========     ===========    ===========
Net loss per share:
  Basic and diluted...................................   $     (1.37)    $     (1.11)   $     (1.01)
                                                         ===========     ===========    ===========
Weighted-average shares outstanding:
  Basic and diluted...................................    23,328,165      21,554,824     14,817,915
                                                         ===========     ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                iGo CORPORATION


           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                  COMMON STOCK       ADDITIONAL                  RECEIVABLE
                               -------------------    PAID-IN       DEFERRED        FROM       ACCUMULATED
                                 SHARES     AMOUNT    CAPITAL     COMPENSATION   STOCKHOLDER     DEFICIT      TOTAL
                               ----------   ------   ----------   ------------   -----------   -----------   --------
                                                      AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA
Balance, January 1, 1999.....   6,590,646    $ 6      $   300       $  (188)        $ (46)      $ (3,497)    $ (3,425)
Net loss.....................          --     --           --            --            --        (15,013)     (15,013)
Deferred compensation on
  stock options granted......          --     --        2,004        (2,004)           --             --           --
Compensation expense related
  to stock options...........          --     --          (21)          387            --             --          366
Stock options and warrants
  exercised..................     135,352     --           26            --            --             --           26
Accrued interest.............          --     --           --            --            (6)            --           (6)
Initial public offering,
  net........................   5,750,000      6       62,549            --            --             --       62,555
Conversion of preferred
  stock......................   7,643,054      8       15,209            --            --           (577)      14,640
                               ----------    ---      -------       -------         -----       --------     --------
Balance, December 31, 1999...  20,119,052     20       80,067        (1,805)          (52)       (19,087)      59,143
Net loss.....................          --     --           --            --            --        (23,901)     (23,901)
Deferred compensation
  adjustment for
  terminations...............          --     --         (942)          942            --             --           --
Compensation expense related
  to stock options...........          --     --           --           259            --             --          259
Stock options and warrants
  exercised..................     574,626     --          329            --            --             --          329
Employee stock purchase
  plan.......................      12,385     --           27            --            --             --           27
Payment on stockholder note
  receivable.................          --     --           --            --             5             --            5
Acquisition of companies.....   2,576,779      3        8,440            --            --             --        8,443
                               ----------    ---      -------       -------         -----       --------     --------
Balance, December 31, 2000...  23,282,842     23       87,921          (604)          (47)       (42,988)      44,305
Net loss.....................          --     --           --            --            --        (31,848)     (31,848)
Deferred compensation
  adjustment for
  terminations...............          --     --         (312)          312            --             --           --
Compensation expense related
  to stock options...........          --     --           --           166            --             --          166
Stock options and warrants
  exercised..................      37,656     --            5            --            --             --            5
Employee stock purchase
  plan.......................      32,587     --           16            --            --             --           16
Stockholder note
  receivable.................          --     --           --            --          (306)            --         (306)
Accrued interest.............          --     --           --            --           (35)            --          (35)
                               ----------    ---      -------       -------         -----       --------     --------
Balance, December 31, 2001...  23,353,085    $23      $87,630       $  (126)        $(388)      $(74,836)    $ 12,303
                               ==========    ===      =======       =======         =====       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                iGo CORPORATION


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                   DOLLARS IN THOUSANDS
Cash flows from operating activities:
  Net loss..................................................  $(31,848)  $(23,901)  $(15,013)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Compensation expense related to stock options...........       166        259        366
    Accrued interest on stockholder note receivable.........       (35)        --         (6)
    Provisions for bad debt and inventory...................     4,910      1,453        593
    Loss on sale leaseback and disposal of property and
     equipment..............................................       818        288        264
    Goodwill amortization and goodwill write-down of $9,457
     in 2001................................................    12,956      2,109         --
    Depreciation and amortization...........................     1,562      1,242        540
    Changes in:
      Accounts receivable...................................     1,098     (4,519)    (2,091)
      Inventory.............................................     2,040     (6,099)    (1,367)
      Prepaid expenses and other assets.....................    (1,574)       217     (1,118)
      Accounts payable and accrued liabilities..............    (2,858)    (1,035)     6,436
                                                              --------   --------   --------
        Net cash used in operating activities...............   (12,765)   (29,986)   (11,396)
                                                              --------   --------   --------
Cash flows from investing activities:
  Acquisition of property and equipment.....................      (400)    (2,607)    (3,208)
  Proceeds from fixed asset disposal........................        14         --         --
  Acquisition of companies..................................      (500)    (4,510)        --
  Acquisition of intangibles and other assets...............        --         --       (629)
                                                              --------   --------   --------
        Net cash used in investing activities...............      (886)    (7,117)    (3,837)
                                                              --------   --------   --------
Cash flows from financing activities:
  Principal payments on short-term notes and capital
    leases..................................................      (540)      (301)      (132)
  Proceeds from sale leaseback..............................        --         --        702
  Proceeds from initial public offering, net................        --         --     62,555
  Stockholder note receivable...............................      (306)         5         --
  Proceeds from exercise of stock options and warrants......        22        356         26
  Net proceeds from issuance of mandatory redeemable
    preferred stock.........................................        --         --      5,771
  Net proceeds from issuance of debt........................        --         --      1,171
                                                              --------   --------   --------
        Net cash provided by (used in) financing
        activities..........................................      (824)        60     70,093
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........   (14,475)   (37,043)    54,860
Cash and cash equivalents, beginning of year................    20,321     57,364      2,504
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $  5,846   $ 20,321   $ 57,364
                                                              ========   ========   ========
Supplemental disclosure of cash flows information:
  Cash paid during the year for interest....................  $     75   $    173   $    112
                                                              ========   ========   ========
Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of debt to preferred stock.....................  $     --   $     --   $    980
                                                              ========   ========   ========
  Equipment acquired through capital leases.................  $     --   $     10   $     46
                                                              ========   ========   ========
  Mandatory redeemable preferred stock dividends accrued and mandatory conversion of preferred stock to common
    stock...................................................  $     --   $     --   $ 14,640
                                                              ========   ========   ========
  Intangibles and other assets acquired with short-term
    borrowings..............................................  $     36   $     --   $     --
                                                              ========   ========   ========
  Deferred compensation on stock options issued and
    canceled................................................  $   (312)  $   (942)  $  2,004
                                                              ========   ========   ========
  Common stock issued in connection with acquisitions.......  $     --   $  8,443   $     --
                                                              ========   ========   ========
  Net liabilities acquired in acquisitions..................  $     --   $  1,404   $     --
                                                              ========   ========   ========
  Accrued liability related to business acquisition.........  $    847   $     --   $     --
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                iGo CORPORATION


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION

     iGo Corporation (formerly Battery Express, Inc.) (the "Company" or "iGo") was incorporated in California in 1993 and is headquartered in Reno, Nevada. iGo designs, develops and markets accessories including batteries, adapters and chargers for mobile technology products such as notebooks, cell phones and wireless devices. iGo's products address the needs of mobile professionals as well as corporations with mobile workforces who demand solutions to keep them powered up and connected. iGo develops its own line of mobile accessories under the Xtend(R) and Road Warrior(R) brands.

  STOCK SPLIT AND DELAWARE REINCORPORATION

     On August 30, 1999, the Company reincorporated in Delaware and effected a 6-for-1 share stock split. The number of shares issued and outstanding, the conversion factors for all series of preferred stock, stock option information, and per share information for all periods presented have been adjusted to reflect the stock split.

  PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany balances and transactions.

  INITIAL PUBLIC OFFERING

     On October 13, 1999, the Company conducted its initial public offering of 5,000,000 shares of its common stock, and in November 1999 the underwriters exercised their over-allotment option of 750,000 shares, the net proceeds of which aggregated approximately $62.6 million. At the closing of the offering, all issued and outstanding shares of the Company's mandatory redeemable preferred stock were converted into an aggregate of 7,643,054 shares of common stock.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents, and such items are recorded at cost, which approximates fair market value.

  INVENTORY

     Inventory is stated at the lower of first-in, first-out, cost or market, and consists primarily of batteries and electronic accessories held for sale.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is recorded under the straight-line method over the following estimated useful lives: leasehold improvements, the shorter of the estimated useful life or the remaining life of the lease; furniture and equipment, four to seven years; and software, four years. Costs of normal repairs and maintenance are charged to expense as incurred.

  GOODWILL AND OTHER ASSETS

     The costs of trademarks and copyrights are amortized under the straight-line method over their remaining lives ranging from one to 15 years. The goodwill acquired in the Company's three acquisitions during 2000 have been amortized under the straight-line method over their estimated useful lives, which approximate 40 to 60 months. Amortization expense charged to operations in 2001, 2000 and 1999 was
                                iGo CORPORATION

$3.5 million, $2.2 million and $65,605, respectively. Additionally, in 2001, our review of recoverability of certain long-lived and intangible assets resulted in a charge of $9.5 million for the estimated impairment to our carrying value for goodwill (see Notes 7 and 16).

     Included in Other Assets is equipment held for sale, which is carried at an estimated realizable value of approximately $330,000 as of December 31, 2001.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss and tax credit carry forwards. The Company has established a valuation allowance for its tax carryforward items due to uncertainty of their realization.

  CONCENTRATIONS OF CREDIT RISK

     As of December 31, 2001 and 2000, the Company had accounts receivable from a major customer, Ingram Micro Inc., of approximately $1.4 million and $1.9 million, respectively. Sales to this customer totaled approximately $3.6 million and $5.0 million in the years 2001 and 2000, respectively. No other customer represented a significant percentage of accounts receivable or sales in the years 2001 and 2000. As of December 31, 1999, and for the year then ended, there were no customers that represented a significant percentage of sales or accounts receivable. Concentrations with respect to trade receivables are generally limited due to the Company's large number of customers and their geographic and economic dispersion. Financial instruments that potentially subject the Company to credit risks consist primarily of cash accounts on deposit with banks, which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk related to cash or accounts receivable.

  REVENUE RECOGNITION AND CLASSIFICATION

     Product revenue is generally recognized when persuasive evidence of a sale arrangement exists, shipment has occurred, title has passed, sales price is fixed or determinable, and collectibility is reasonably assured. Product revenue is recorded net of any discounts and reserves for expected returns. Outbound shipping fees amounted to $1.0 million, $1.5 million, and $1.2 million in 2001, 2000, and 1999, respectively.

  SHIPPING EXPENSE

     Inbound shipping expense and outbound shipping charges are included in cost of goods sold. Total freight expense for the years ended December 31, 2001, 2000 and 1999 were $1.7 million, $2.3 million and $1.5 million, respectively. The Company estimates its outbound shipping expense to be approximately 60% to 90% of the total freight expense, and its inbound shipping expense to be approximately 10% to 40%, accordingly.

  ADVERTISING AND PROMOTIONAL EXPENSES

     The Company expenses advertising and promotional costs as they are incurred. Advertising and promotional expenses for the years ended December 31, 2001, 2000 and 1999 were $2.2 million, $11.7 million and $10.4 million, respectively.

                                iGo CORPORATION

  RETIREMENT PLANS

     The Company provides a tax-qualified 401(k) retirement plan for the benefit of eligible employees. The plan is designed to provide employees with retirement funds on a tax-deferred basis, and allows for discretionary matching by the employer. Currently, the Company does not match employee contributions.

  1999 EMPLOYEE STOCK PURCHASE PLAN

     In July 1999, the Board adopted, and in August 1999 the Company's stockholders approved, the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 132,000 shares of common stock for issuance thereunder, plus an annual increase to be added on the first day of the Company's fiscal year beginning in January 2001, equal to the lesser of (i) one hundred twenty thousand (120,000) shares (post-split), (ii) three quarters of one percent (0.75%) of the outstanding shares on such date, or (iii) such amount as may be determined by the Board. The Purchase Plan became effective on October 14, 1999, the first business day on which price quotations for the Company's common stock were available on the Nasdaq National Market. Employees are generally eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the Purchase Plan) 5% stockholders of the Company. Under the Purchase Plan, the maximum authorized contribution may be no greater than 10% of cash compensation of eligible employees, subject to certain maximum purchase limitations. Each Offering Period has a maximum duration of two years (the "Offering Period") and consists of four six-month Purchase Periods (each, a "Purchase Period"). Offering Periods and Purchase Periods will begin on May 1 and November 1. The price at which the common stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable Offering Period or on the last day of that Purchase Period. Pursuant to action by the Company's Board of Directors, the Purchase Plan will terminate at the close of the Purchase Period ending in April 2002.

  STOCK-BASED COMPENSATION

     The Company accounts for its employee stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provides pro forma disclosures in the notes to the consolidated financial statements, as if the measurement provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" had been adopted.

  NET LOSS PER SHARE

     Net loss per share -- basic and diluted, is computed using the weighted-average number of common shares outstanding during the period. Stock options and warrants were not included in the computations because they would have been antidilutive. The number of potentially dilutive shares that were not included in weighted average shares outstanding were 1,693,470; 1,851,035 and 1,400,982 for the years ended December 31, 2001, 2000 and 1999, respectively.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include: accounts receivable, accounts payable and notes payable. The Company has estimated that the carrying amounts of accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair value of the Company's notes approximate their carrying value. The fair value is based on management's estimate of current rates available to the Company for similar debt with the remaining maturity.

                                iGo CORPORATION

  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in one principal business segment across domestic and international markets. International sales have been insignificant throughout the history of the Company. There were no transfers between geographic areas. Substantially all operating results and identifiable assets are in the United States. Disclosure regarding revenues from external customers for each group of similar products has not been included because it is impracticable to do so.

  LONG-LIVED ASSETS

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. In 2001, the Company's review of recoverability of certain long-lived and intangible assets resulted in charges of $124,000 for the estimated impairment to our carrying value for certain property and equipment and $9,457,000 of goodwill (see Notes 7 and 16).

  PRODUCT DEVELOPMENT COSTS

     Product development costs consist primarily of payroll and related expenses for merchandising and website personnel, site hosting fees and web content and design expenses. Such costs are expensed as incurred.

  COMPREHENSIVE INCOME

     The Company has no elements of comprehensive income other than its net loss.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Actual amounts could differ from those estimates.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133, as amended, did not have a material impact on the Company's consolidated financial statements.


     In June 2001, the FASB issued two new standards, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Together these statements will change the accounting for business combinations and goodwill. SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142. Amortization will still be required for identifiable intangible assets with finite lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The Company is required to adopt SFAS 142 at the beginning of its fiscal year 2002. See Note 19.


     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement is effective for financial statements issued for fiscal years beginning after
                                iGo CORPORATION

December 15, 2001. The Company has not yet completed its analysis of the impact that SFAS 144 will have on its financial condition or results of operations.

  RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year financial statements to conform to the 2001 presentation.

2.  GOING CONCERN

     The Company has experienced negative cash flows from operations of $11.4 million, $30.0 million and $12.8 million for the years ended December 31, 1999, 2000 and 2001, respectively. Recurring losses and negative cash flows from operations and limited financing opportunities raise substantial doubt about the Company's ability to continue as a going concern. Management believes that if the Company is able to execute in accordance with its business and financial plans, the Company will have sufficient cash to fund operations. The Company anticipates that in 2002 it will be able to significantly increase its gross margins on product sales and further reduce its expenses while maintaining or growing its revenue levels. With a targeted focus on high margin core products and improved inventory control resulting in significantly reduced excess and obsolete inventory charges the Company believes that it will be able to achieve improved gross margins. Additionally, the Company has taken steps to reduce costs through several initiatives including: further downsizing the workforce and facility cost reductions resulting from a planned relocation of the Company's main facility in Reno to a smaller, less costly facility in Reno. If the Company is successful in implementing these plans, it believes that its current cash and cash from operations will be adequate to fund its cash requirements through December 31, 2002. This estimate assumes that the Company will be able to meet quarterly revenue targets in its second, third and fourth quarters in excess of those recorded in the third and fourth quarters of 2001, achieve significantly higher percentage gross margins than those achieved in each of the prior three years and reduce expenses substantially below those realized in the fourth quarter of 2001, excluding the write-down of goodwill.

     The Company may need to raise additional funds before the end of the year in the event that it fails to generate sufficient cash from operations or experiences unanticipated or excessive expenditures. The Company has no commitments and is not seeking commitments for additional financing. If the Company were to seek additional financing, there can be no assurance that it would be successful in obtaining any additional financing on terms acceptable to the Company or its stockholders. If the Company raises additional funds through the issuance of equity securities or convertible debt securities, its existing stockholders may experience significant dilution.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following at December 31:

                                                                2001        2000
                                                              ---------   ---------
                                                              DOLLARS IN THOUSANDS
Trade receivables...........................................   $ 5,353     $ 7,501
Other current receivables...................................       482         449
Allowance for bad debt......................................    (1,623)     (1,075)
                                                               -------     -------
     Total accounts receivable, net.........................   $ 4,212     $ 6,875
                                                               =======     =======

     The Company extends payment terms, generally net 30 days to 90 days, to business customers that it has evaluated for credit worthiness.

                                iGo CORPORATION

4.  NOTE RECEIVABLE

     The Company has a note receivable from a customer for a principal amount due of $493,000. The note bears interest at prime plus 2% and is payable in monthly installments of principal and interest, with a balloon payment due December 1, 2002, which is to be in the amount of all remaining principal and accrued interest to that date. Repayment of this note is secured by the customer's accounts receivable. The Company has recorded a provision for doubtful notes receivable of approximately $236,000 as of December 31, 2001. The principal amount of this note was an account receivable as of December 31, 2000 and was converted to a note receivable in 2001.

5.  INVENTORY

     Inventory consists of the following at December 31:

                                                                2001        2000
                                                              ---------   --------
                                                              DOLLARS IN THOUSANDS
Products on hand............................................   $ 4,315     $8,964
Inventory reserve...........................................    (1,835)      (785)
                                                               -------     ------
     Total inventory, net...................................   $ 2,480     $8,179
                                                               =======     ======

6.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                2001        2000
                                                              ---------   ---------
                                                              DOLLARS IN THOUSANDS
Leasehold improvements......................................   $   416     $   363
Furniture and equipment.....................................     2,034       3,309
Software....................................................     1,966       2,039
Accumulated depreciation and amortization...................    (2,038)     (1,245)
                                                               -------     -------
     Total property and equipment, net......................   $ 2,378     $ 4,466
                                                               =======     =======

7.  GOODWILL AND OTHER ASSETS

     Goodwill and other assets consist of the following at December 31:

                                                                2001        2000
                                                              ---------   ---------
                                                              DOLLARS IN THOUSANDS
Goodwill....................................................   $15,706     $14,358
Accumulated amortization....................................    (5,658)     (2,109)
Write-off of goodwill (see Note 16).........................    (9,457)         --
                                                               -------     -------
     Goodwill, net..........................................       591      12,249
                                                               -------     -------
Assets held for sale........................................       330          --
Other assets................................................     1,158       1,089
Accumulated amortization....................................      (329)       (245)
                                                               -------     -------
     Other assets, net......................................     1,159         844
                                                               -------     -------
          Total goodwill and other assets, net..............   $ 1,750     $13,093
                                                               =======     =======

                                iGo CORPORATION

8.  LEASE COMMITMENTS

  OPERATING LEASES

     The Company leases certain equipment under non-cancelable operating leases. Lease expense for all equipment operating leases was $105,000, $10,000, and $859 for the years ended December 31, 2001, 2000, and 1999, respectively.

     The Company leases its facility under a non-cancelable operating lease, which was entered into in December 1999 and is effective through December 2013 (see Note 18). The lease requires monthly rental payments, which do not increase over the lease term. The Company records rent expense on a straight-line basis. The Company may extend the lease term for two additional five year periods. In addition to the Company's primary facility, the Company has recorded lease expense for facilities occupied by companies acquired by the Company during the 2000. The Company recorded facility rent expense for the years ended December 31, 2001, 2000 and 1999 of $905,000, $947,000 and $138,000, respectively.

     The following is a schedule of the future minimum lease payments under the equipment and facility operating leases as of December 31, 2001:

FISCAL YEAR
-----------                                                   DOLLARS IN THOUSANDS
2002........................................................        $   922
2003........................................................            879
2004........................................................            847
2005........................................................            842
2006........................................................            840
Thereafter..................................................          5,880
                                                                    -------
                                                                    $10,210
                                                                    =======

  CAPITAL LEASES AND SHORT-TERM BORROWINGS

     The Company conducts a portion of its operations with equipment under leases, which have been capitalized. The leases are non-cancelable and expire on various dates through 2004. The capitalized value of the equipment was approximately $667,000 and $822,000, and the related accumulated depreciation was $414,000 and $294,000 as of December 31, 2001 and 2000, respectively. Depreciation expense for fixed assets acquired under a capital lease is included in depreciation expense, which is included in general and administrative expense. The Company has short-term borrowings with an outstanding balance of $54,000 as of December 31, 2001. This obligation required interest payments only through September 2000, at which time principal and interest payments are due through maturity in August 2002 (see Note 10). The following is a schedule of the future minimum payments under capital leases and short-term borrowings as of December 31, 2001:

FISCAL YEAR
-----------                                                   DOLLARS IN THOUSANDS
2002........................................................         $ 205
2003........................................................            12
2004........................................................             9
                                                                     -----
                                                                       226
Amount representing interest................................           (16)
                                                                     -----
Net present value of future minimum lease payments..........           210
Current portion of capital lease obligation.................          (191)
                                                                     -----
Non-current portion of capital lease obligations............         $  19
                                                                     =====

                                iGo CORPORATION

9.  LEASE LINE OF CREDIT

     On June 28, 1999, the Company signed a $2.0 million equipment lease line of credit with a leasing company. The initial term of the lease is 42 months with an option to extend the initial term for a period of 12 months. A portion of the line was used in a sale leaseback transaction of certain computer hardware and software owned by the Company. The lease was recorded as a capital lease, and resulted in a loss of $219,000 recorded in the Company's statement of operations for the year ended December 31, 1999.

     In connection with this line, the Company issued a warrant currently representing the right to purchase 16,132 shares of common stock at an exercise price of $6.82 per share. The warrant expires in October 2002.

10.  SUBORDINATED CONVERTIBLE DEBT

     On July 30, 1999, the Company entered into a $3.5 million subordinated convertible debt agreement with a leasing company, which expired January 30, 2000. Amounts borrowed under such agreement bear interest at an annual rate of 11%. Interest only was payable for the first 12 months, then principal and interest for the final 24 months. On August 6, 1999, the Company drew down $1,167,000 under this agreement.

     On September 10, 1999, the leasing company converted $980,000 of the $1,167,000 outstanding subordinated convertible debt into 124,982 shares of the Series C preferred stock. As of December 31, 2001 and 2000, the balance outstanding was $54,000 and $280,000, respectively.

11.  INCOME TAXES

     The provision for income taxes recognized for the years ended December 31 consists of the following:

                                                           2001      2000      1999
                                                         --------   -------   -------
                                                             DOLLARS IN THOUSANDS
Tax benefit at U.S. statutory rates....................  $ 10,801   $ 7,940   $ 5,104
Other items............................................        95       (94)     (137)
Deductible IPO fees....................................        --        --       128
Increase in valuation allowance........................   (10,896)   (7,846)   (5,095)
                                                         --------   -------   -------
Tax benefit............................................  $     --   $    --   $    --
                                                         ========   =======   =======

                                iGo CORPORATION

     The following summarizes the effect of deferred income tax items and the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax items composing the Company's net deferred tax asset as of December 31 are as follows:

                                                                2001        2000
                                                              ---------   ---------
                                                              DOLLARS IN THOUSANDS
Current deferred tax asset:
  Accrued liabilities.......................................  $  1,370    $    575
  Other.....................................................        --          (1)
Current deferred tax liability:
  Prepaid expenses..........................................      (213)       (307)
Valuation allowance.........................................    (1,157)       (267)
                                                              --------    --------
Net current deferred tax asset..............................        --          --
                                                              --------    --------
Non-current deferred tax asset:
  Net operating loss........................................    19,063      13,539
  Difference between book and tax basis of goodwill.........     4,669          --
  Other.....................................................         3           1
Non-current deferred tax liability:
  Difference between book and tax basis of fixed asset and
     intangibles............................................      (274)        (85)
Valuation allowance.........................................   (23,461)    (13,455)
                                                              --------    --------
Net non-current deferred tax asset..........................        --          --
                                                              --------    --------
Net deferred tax asset......................................  $     --    $     --
                                                              ========    ========

     Due to the uncertainty of the realization of certain tax carryforward items, a valuation allowance has been established in the aggregate amount of $24.6 million and $13.7 million, at December 31, 2001 and 2000, respectively. Realization of a significant portion of the assets offset by the valuation allowance is dependent on the Company generating sufficient taxable income prior to the expiration of the loss and credit carryforwards. As of December 31, 2001 and 2000, the Company had net operating loss carryforwards of approximately $56.1 million and $39.8 million, respectively, available to offset future taxable income, which are available through 2021. The availability of the loss and credit carryforwards may be subject to further limitation under Sections 382 and 383 of the Internal Revenue Code in the event of a significant change of ownership.

12.  EQUITY SECURITIES

  MANDATORY REDEEMABLE PREFERRED STOCK

     The Company issued 3,667,500 shares of Series A mandatory redeemable preferred stock ("Series A") during 1996 and 3,000,000 shares of Series B mandatory redeemable preferred stock ("Series B") during 1998. Holders of Series A and Series B were entitled to receive dividends at 8% per annum, prior to conversion of their shares into common stock at a ratio of 1:1 excluding accrued dividends. The conversion ratio for Series A would have been adjusted upon issuance of common stock at less than $0.45 per share. The conversion ratio for Series B would have been adjusted upon issuance of common stock at less than $2.00 per share. Conversion was automatic upon the Company's initial public offering at a share price of not less than $1.25, with aggregate proceeds of not less than $15.0 million. If elected by the holders of 66 2/3% of the preferred stock then outstanding, unconverted preferred stock would have been redeemed, on a quarterly basis, over eight consecutive quarters beginning in June 2003 at the original issuance price plus any declared but
                                iGo CORPORATION
unpaid dividends, or upon a sale or merger of the Company meeting certain criteria. Holders of Series A and Series B were also entitled to a liquidation preference over common stock equal to the original price plus any accrued but unpaid dividends.

     On July 30, 1999, the Company received gross proceeds of approximately $5.8 million on the sale of 850,572 shares of Series C mandatory redeemable preferred stock ("Series C") at $6.82 per share. The Series C shareholders had the same rights, preferences, and privileges as the Series A and Series B shareholders.

     No dividends were declared or paid as of December 31, 1999. The Company recorded accrued dividends of $122,000, $373,000 and $81,000 on Series A, Series B and Series C, respectively, during the year ended December 31, 1999.

     On October 13, 1999, the Company conducted an initial public offering of 5,750,000 shares of its common stock at a price of $12.00 per share, including 750,000 shares available for sale to the underwriters upon the exercise of their over-allotment option. All shares of Series A, B and C automatically converted into 7,643,054 shares of common stock upon the consummation of the offering.

  WARRANTS

     In connection with the issuance of Series A, the Company issued warrants for the purchase of 81,000 shares of its common stock at $0.445 per share all of which, as of December 31, 2000, had been exercised and converted into common stock. In connection with an equipment lease entered into on June 28, 1999 (see
Note 9) the Company issued a warrant currently representing the right to purchase 16,132 shares. The Company has reserved 16,132, 16,132 and 56,632 shares of common stock for issuance under outstanding warrants as of December 31, 2001, 2000 and 1999, respectively.

  ISSUANCE OF UNVESTED COMMON STOCK AND STOCKHOLDER LOAN

     In connection with the issuance of Series A to an investor group, the Company issued 885,600 shares of common stock to its president at $0.05 per share in exchange for a note receivable of $39,852. These shares vest to the president only upon the successful achievement of certain sales and profitability performance goals or upon a sale of the Company at a price sufficient to meet a specified internal rate of return criteria. At the conclusion of the performance period, any unvested shares may be repurchased by the Company, at the Company's discretion, at the original issuance price of the stock. At December 31, 1999, the president had vested in 100% of the shares issued under this arrangement.

     The stockholder loan called for interest to be accrued at 6% and is due upon the sale of the Company or, if no sale occurs, on June 13, 2003. The stockholder loan is secured by the stock issued under this arrangement and the Company has recourse against the stockholder. This loan was subsequently restructured as described below.

  LOAN TO CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     On January 2, 2001, the Company entered into a Secured Loan Agreement with Ken Hawk, then Chairman and Chief Executive Officer, pursuant to which the Company loaned him $306,100. This loan bore interest at 10.5% and would have matured on June 8, 2001. The loan was full recourse and was secured by 306,100 shares of iGo common stock held by Mr. Hawk, which represented shares with a market value of twice the loan principal amount on the date the loan was made. As described below, this loan was subsequently restructured.

                                iGo CORPORATION

  RESIGNATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     On March 26, 2001, Ken Hawk resigned from his employment with and as the President, Chairman of the Board and Chief Executive Officer of the Company. Mr. Hawk continues to serve as a member of the Company's Board of Directors. Under a Consulting Agreement, Mr. Hawk also serves as a consultant to the Company for a period of one year following his resignation. As consideration for his services as a consultant, Mr. Hawk will receive an aggregate of approximately $240,500 during the term of the Consulting Agreement. The Company also agreed to restructure the indebtedness owed by Mr. Hawk to the Company. Under the terms of a Secured Note, previously existing notes payable to the Company were consolidated into one note for an aggregate principal amount of $366,410. This note bears interest at 8.0% and matures on March 26, 2003, or upon an event of default. The note is secured by 977,000 shares of iGo common stock owned by Mr. Hawk, which represented shares with a market value of approximately twice the principal amount of the note on the date of the Security Agreement executed by Mr. Hawk in conjunction with the note.

13.  STOCK OPTION PLAN

     The Company has a stock option plan under which the Board of Directors has reserved an aggregate of 3,256,800 shares of common stock for issuance, which reserve amount is subject to automatic annual increases on the first day of the Company's fiscal year, beginning in January 2001. Under the plan, the Company may grant incentive stock options to employees and non-qualified stock options to employees, directors, and consultants.

     Incentive stock options may be granted at a price not less than the estimated fair market value of the common stock (110% of estimated fair value for options granted to stockholders of 10% or more of the voting stock) at the date of grant. Options are exercisable over periods not to exceed ten years from the date of grant (five years for stockholders owning 10% or more of common stock). Non-qualified options may be granted at a price not less than 85% of the estimated fair market value of the common stock at the date of grant and are exercisable over periods not to exceed ten years. Options granted prior to the Company's initial public offering can be exercised at any time following grant. The Company has the right to repurchase at the option exercise price shares that have not vested. Options granted subsequent to the Company's initial public offering can be exercised only to the extent vested. Options granted to date generally vest over a four-year term, with 25% of the options vesting after the first year and the remaining options vesting on a monthly basis thereafter.

                                iGo CORPORATION

     Stock option activity under the plan is as follows:

                                                           NUMBER OF    WEIGHTED-AVERAGE
                                                            OPTIONS      EXERCISE PRICE
                                                           ----------   ----------------
Balance, January 1, 1999.................................     634,878        $0.12
  Granted................................................     840,324         1.87
  Exercised..............................................     (94,852)        0.10
  Forfeited..............................................     (36,000)        0.83
                                                           ----------        -----
Balance, December 31, 1999...............................   1,344,350         1.19
  Granted................................................   1,844,050         4.61
  Exercised..............................................    (534,126)        0.55
  Forfeited..............................................    (819,371)        4.20
                                                           ----------        -----
Balance, December 31, 2000...............................   1,834,903         3.93
  Granted................................................     922,000         0.63
  Exercised..............................................     (37,656)        0.15
  Forfeited..............................................  (1,041,909)        3.22
                                                           ----------        -----
Balance, December 31, 2000...............................   1,677,338        $2.62
                                                           ==========        =====

     As of December 31, 1999, there were 39,967 options exercisable at a weighted average exercise price of $0.10 per share; as of December 31, 2000, there were 245,989 options exercisable at a weighted average exercise price of $4.53 per share; and as of December 31, 2001, there were 450,805 options exercisable at a weighted average exercise price of $4.06 per share.

     The following table summarizes information about stock options outstanding at December 31, 2001:

                                                 STOCK OPTIONS OUTSTANDING        STOCK OPTIONS EXERCISABLE
                                             ---------------------------------   ----------------------------
                                             WEIGHTED-AVERAGE     WEIGHTED-       NUMBER OF      WEIGHTED-
                                 OPTIONS        REMAINING          AVERAGE         OPTIONS        AVERAGE
EXERCISE PRICE                 OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------------                 -----------   ----------------   --------------   -----------   --------------
$     8.94...................       5,500       8.3 years           $8.94            3,294         $8.94
      7.56...................     181,250       8.1 years            7.56           93,814          7.56
      7.00...................     125,000       8.1 years            7.00           62,500          7.00
      5.49...................       3,000       7.8 years            5.49            1,875          5.49
      3.96...................      13,400       7.6 years            3.96            8,181          3.96
      3.69...................     235,000       8.5 years            3.69           97,282          3.69
      3.13...................     132,000       8.8 years            3.13           43,669          3.13
      2.75...................      50,000       8.8 years            2.75           16,667          2.75
      1.03...................     169,000       9.0 years            1.03           47,897          1.03
 0.55-0.77...................     566,000       9.4 years            0.69           18,063          0.60
 0.04-0.26...................     197,188       8.7 years            0.23           57,563          0.16
                                ---------                                          -------
                                1,677,338                                          450,805
                                =========                                          =======

     The Company applies the provisions of APB No. 25 and related interpretations in accounting for its stock options. For the years ended 2001, 2000 and 1999, had the Company recorded stock-based compensation cost consistent with the provisions of SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts included in the table below. The below paragraph discloses the weighted-average assumptions used in estimating the fair value of stock options using the Black-Scholes option valuation model and the
                                iGo CORPORATION
weighted-average fair value of the stock options granted. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Additionally, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based compensation has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock-based compensation.

     The weighted average fair value of options granted during 2001, 2000 and 1999 was estimated at $0.56, $4.61 and $4.48 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants: risk-free interest rates of 5.0%, 5.8% and 5.9% in 2001, 2000 and 1999, respectively; dividend yield of 0%; expected lives of four years; expected lives of two years for employee stock purchases and volatility of 154.5%, 146%, 133.5% in 2001, 2000 and 1999, respectively.

                                                         2001       2000       1999
                                                       --------   --------   --------
                                                           DOLLARS IN THOUSANDS,
                                                          EXCEPT PER SHARE AMOUNTS
Net loss -- as reported..............................  $(31,848)  $(23,901)  $(15,013)
Net loss -- pro forma................................   (33,327)   (25,464)   (15,236)
Basic and diluted loss per share -- as reported......  $  (1.37)  $  (1.11)  $  (1.01)
Basic and diluted loss per share -- pro forma........     (1.43)     (1.21)     (1.03)

     The Company recorded deferred compensation during 2001, 2000 and 1999 aggregating $0, $0 and $2,004,745, respectively, related to stock options. Compensation expense for 2001, 2000 and 1999 totaled $165,654, $258,895 and $365,571, respectively. The remaining balance of deferred compensation at December 31, 2001 will be recognized as expense over the remaining vesting periods of the options as follows:

2002........................................................   $ 99,770
2003........................................................     26,570
                                                               --------
                                                               $126,340
                                                               ========

     Deferred compensation was computed as the difference between the deemed fair value of the common stock and the option exercise price at the date of grant of the options. Deemed fair value was derived from prices paid by independent investors in the Series A, Series B and Series C financings.

14.  LEGAL PROCEEDINGS

     From time to time the Company is involved in litigation incidental to the conduct of its business. The Company is not currently a party to any lawsuit or arbitration proceeding the outcome of which the Company believes will have a material adverse effect on its financial position, results of operations or liquidity.

     The Securities and Exchange Commission has entered a formal order of private investigation concerning the events underlying the Company's revisions of its fiscal 2000 operating results based on adjustments to fourth quarter 2000 revenue, which results were announced and revised in certain press releases issued in January and March of 2001. In connection with its investigation, the Commission will also be reviewing the restatement of the Company's financial statements set forth in the Company's 2001 Annual Report on Form 10-K, as amended, and certain related accounting, sales and organizational matters. The Company has been cooperating fully with the Staff of the Commission in its investigation and to date the Staff has made no determinations that the Company is aware of with respect to this investigation.

                                iGo CORPORATION

15.  ACQUISITIONS

     On January 4, 2000, the Company acquired CAW Products, Inc., d.b.a. Cellular Accessory Warehouse, for $353,458 comprised of $100,000 in cash and $253,458 in common stock (29,167 shares of common stock valued at $8.69 per share, the approximate market price of such shares during the few days leading up to and following the announcement of the transaction). Additionally, on January 11, 2000, the Company acquired AR Industries Inc., d.b.a. Road Warrior International, for $2,704,167 comprised of $750,000 in cash and $1,954,167 in common stock (279,167 shares of common stock valued at $7.00 per share, the approximate market price of such shares during the few days leading up to and following the announcement of the transaction). Road Warrior is a designer and distributor of notebook computer connectivity and power products, as well as model-specific notebook computer hard drive upgrades. Cellular Accessory Warehouse is a distributor of model-specific cellular accessories.

     Additionally, on August 29, 2000, the Company acquired substantially all the assets of Xtend Micro Products, Inc., for $2,500,000 in cash and 2,268,451 shares of iGo Common Stock. Of such shares, 1,896,574 shares were subject to an earn-out provision based on the post-closing operating performance of the Xtend business unit. These earn-out provisions were met. Xtend also had the opportunity to earn up to an additional $2,500,000 in a combination of iGo Common Stock and/or cash (at iGo's election) for exceptional post-closing operating performance. In August 2001, we advanced $500,000 to XMicro Holding Company against anticipated payments that would be due to XMicro pursuant to the August 2000 Asset Purchase Agreement (see Note 18).

     Each acquisition was recorded using the purchase method of accounting under Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." Results of operations for each acquired company have been included in the financial results of the Company from the respective acquisition date forward. In accordance with APB Opinion No. 16, all identifiable assets were assigned a portion of the cost of the acquired companies (purchase price) on the basis of their respective fair values. Identifiable intangible assets and goodwill are included in "Goodwill and other assets, net" on the accompanying consolidated balance sheets and are amortized over their estimated useful lives, which approximates 40 months for both Cellular Accessory Warehouse and Road Warrior International, and 60 months for Xtend Micro Products. Intangible assets were identified and valued by considering the Company's intended use of acquired assets and analysis of data concerning products, technologies, markets, historical financial performance, and underlying assumptions of future performance. The economic and competitive environment in which the Company and the acquired companies operate was also considered in the valuation analysis. The Company periodically evaluates its intangible assets for impairment (see
Note 16).

     The pro forma condensed consolidated financial information for the year ended December 31, 1999, determined as if all acquisitions had occurred on January 1 of that period, would have resulted in net sales of $37.4 million, net loss of $16.1 million, and basic and diluted loss per share of $1.09. Due to the timing of the acquisitions on January 4, 2000 and January 11, 2000 for Cellular Accessory Warehouse and Road Warrior International, respectively, no significant activity took place prior to the acquisitions and therefore pro forma results are not presented. The pro forma condensed consolidated financial information for the year ended December 31, 2000, determined as if the Xtend acquisition had occurred on January 1 of that period, would have resulted in net sales of $47.2 million, net loss of $22.8 million, and basic and diluted loss per share of $1.06. This unaudited pro forma information is presented for illustrative purposes only, and is not necessarily indicative of the results of operations in future periods or results that would have been achieved had iGo Corporation and the acquired companies been combined during the specified period.

                                iGo CORPORATION

16.  IMPAIRMENT OF ASSETS

  BUSINESS ACQUISITIONS

     As discussed in Note 15, the Company made three business acquisitions during fiscal year 2000: CAW Products, Inc., AR Industries Inc., and Xtend Micro Products, Inc. The Company allocated the acquisition cost for each of these entities to identifiable assets and goodwill. The amounts allocated to goodwill have subsequently been amortized on the basis of their estimated useful lives ranging from 40 to 60 months. During the fourth quarter of 2001, in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of," the Company estimated the future cash flows of the businesses based on reasonable assumptions and projections containing management's best estimates taking into account actual losses realized in the third and fourth quarters of 2001 and similar forecasted operating results of the acquired businesses in 2002 based on the impact of the events of September 11, 2001 on the travel industry and the overall effect on the economy, resulting in reduced purchases by the Company's distributors and customers. The Company used undiscounted cash flows to determine if the goodwill was impaired. Because the amount of the undiscounted cash flows was less than the carrying value of the goodwill, the Company recognized a write-down with respect to each acquired business computed based upon discounted cash flows. The resulting write-downs of unamortized goodwill related to the acquisitions of CAW Products, Inc., AR Industries Inc., and Xtend Micro Products, Inc. were approximately $250,000, $1.4 million and $7.8 million, respectively.

  LONG-LIVED ASSETS

     During the fourth quarter of 2001, the Company determined that due to our staffing reductions, certain assets had become idle and therefore their carrying value was impaired. As a result of this determination, the Company recorded a write-down for these assets in the amount of approximately $124,000.

                                iGo CORPORATION

17.  RESTATEMENT

     Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2001, management of the Company determined that accounting entries duplicating the elimination of certain intercompany transactions during the period had been made. As a result, the consolidated financial statements for the year ended December 31, 2001 have been restated from those previously reported on the Company's Form 10-K to increase both net product revenue and cost of goods sold by $932,000. A summary of the significant effects of the restatement on the accompanying consolidated statement of operations is as follows (items that have not been changed were not affected by the restatement):

EFFECTS ON THE CONSOLIDATED STATEMENT OF OPERATIONS:

                                                                        2001
                                                              ------------------------
                                                              AS PREVIOUSLY      AS
                                                                REPORTED      RESTATED
                                                              -------------   --------
                                                               (DOLLARS IN THOUSANDS)
Revenues:
  Net product revenue.......................................    $ 27,954      $ 28,886
                                                                --------      --------
Cost of goods sold..........................................      23,503        24,435
                                                                --------      --------
Gross profit................................................       4,451         4,451
Operating expenses:
  Sales and marketing.......................................      11,855        11,855
  Product development.......................................       2,590         2,590
  General and administrative................................       9,064         9,064
  Merger and acquisition costs..............................      12,956        12,956
                                                                --------      --------
          Total operating expenses..........................      36,465        36,465
                                                                --------      --------
Loss from operations........................................     (32,014)      (32,014)
Other income, net...........................................         166           166
                                                                --------      --------
          Net loss..........................................    $(31,848)     $(31,848)
                                                                ========      ========
Net loss per share:
  Basic and diluted.........................................    $  (1.37)     $  (1.37)
                                                                ========      ========

18.  SUBSEQUENT EVENTS

  DEFINITIVE MERGER AGREEMENT WITH MOBILITY ELECTRONICS, INC.


     On March 24, 2002, the Company entered into a definitive agreement to be acquired by Mobility Electronics, Inc. of Phoenix, Arizona. Under the agreement, the Company's stockholders would receive an aggregate of $5,100,000 in cash and 2,600,000 shares of Mobility Electronics common stock (valued at $3,562,000 based on the approximate market price per share during the few days leading up to and following the announcement of the transaction of $1.37) at the transaction closing and up to an additional $1,000,000 in cash and 500,000 additional Mobility Electronics shares (similarly valued at $685,000) one year following the transaction closing subject to certain conditions. The closing of the transaction is subject to certain material conditions, including the transaction's approval by the Company's stockholders and the effectiveness of a registration statement to be filed with the Securities and Exchange Commission, and there can be no assurance that all of the conditions will be satisfied.

                                iGo CORPORATION

  SETTLEMENT AGREEMENT WITH XMICRO HOLDING COMPANY, INC. AND FORMER OFFICER

     On March 13, 2002, iGo, Xtend Micro Products, Inc., XMicro Holding Company, Inc., and Mark Rapparport entered into a settlement agreement resolving certain matters related to the employment of Mr. Rapparport with one of our subsidiaries and the finalization of an earn-out in relation to our acquisition of Xtend Micro Products, Inc. In August 2001, iGo advanced $500,000 to XMicro Holding Company against the anticipated earn-out obligation (see Note 15). In March 2002, iGo paid an additional $250,000 and issued 1,989,807 shares of its common stock to XMicro Holding Company as final settlement and satisfaction of these matters. At the deemed price per share of $0.363, the aggregate value of the cash and stock provided in March 2002 as part of this settlement is $972,300. This settlement was recorded as additional purchase price in connection with the acquisition of Xtend Micro Products and was included in the Company's write-down of goodwill in 2001 (see Notes 7 and 16).

  SECOND AMENDMENT TO LEASE AGREEMENT


     On March 22, 2002, iGo entered into a Second Amendment with Dermody Family Limited Partnership I and Gulia Dermody Turville, the landlord under the lease for the premises located at 9393 Gateway Drive, Reno, Nevada. The primary purpose of the Second Amendment is to provide that iGo may terminate the lease at any time in its sole discretion by giving the landlord at least sixty (60) days' advance written notice of such termination. The Second Amendment also provides that the landlord may terminate the lease at any time in its sole discretion by giving iGo at least ninety (90) days' advance written notice of such termination. In connection with the Second Amendment iGo agreed to allow the landlord to forever retain the security deposit of $140,000 described in the lease and paid the landlord $360,000. This total sum of $500,000, which is included in accrued liabilities as of December 31, 2001, is characterized in the Second Amendment as a lease restructuring fee and as such is nonrefundable. There are certain representations, warranties, releases and covenants by and among the parties in the Second Amendment, as well as a condition imposed upon iGo that it cannot terminate the lease if at the time of delivering notice to the landlord there is an uncured monetary default.


  POTENTIAL NASDAQ DELISTING


     In February 2002, the Company received notice from Nasdaq that it is not in compliance with Nasdaq Marketplace Rule 4450(a)(5), which requires the Company's common stock to have a minimum $1.00 bid price per share. Under the Marketplace Rules, the Company has until May 15, 2002, to regain compliance by achieving a closing bid price for its shares of $1.00 or more for a minimum of ten consecutive trading days. The Company has also been notified that it is not in compliance with Marketplace Rule 4450(a)(2), which requires that the minimum market value of the Company's publicly held shares (shares held by non-affiliates of iGo) be at least $5,000,000, and that it has until June 17, 2002 to regain compliance by raising the market value of publicly held shares to $5,000,000 or more for ten consecutive trading days. Failure to regain compliance with either of these standards would result in the Company's common stock being delisted from the Nasdaq National Market. The Company could appeal a delisting decision and/or transfer its securities to the Nasdaq SmallCap Market. There can be no assurance that any such appeal would be successful or that the Company could maintain compliance with the continued listing requirements of the Nasdaq SmallCap Market for any substantial period of time. The Company's stock would continue to trade on the over-the-counter bulletin board following any delisting from either Nasdaq Market.



19. ADOPTION OF SFAS NO. 142



     On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under this accounting standard,goodwill and intangible assets with indefinite lives are no
                                iGo CORPORATION
longer subject to amortization but are tested for impairment at least annually. Amortization is still required for identifiable intangible assets with finite lives.



     The following table adjusts the Company's net loss and net loss per share for the adoption of SFAS 142:



                                                              YEARS ENDED DECEMBER 31,
                                                        ------------------------------------
                                                           2001         2000         1999
                                                        ----------   ----------   ----------
                                                        IN THOUSANDS, EXCEPT PER SHARE DATA
Reported net loss.....................................   $(31,848)    $(23,901)    $(15,013)
  Goodwill amortization...............................      3,499        2,109           --
                                                         --------     --------     --------
Adjusted net loss.....................................   $(28,349)    $(21,792)    $(15,013)
                                                         ========     ========     ========
Reported net loss per share -- basic and diluted......   $  (1.37)    $  (1.11)    $  (1.01)
  Goodwill amortization...............................       0.15         0.10           --
                                                         --------     --------     --------
Adjusted net loss.....................................   $  (1.22)    $  (1.01)    $  (1.01)
                                                         ========     ========     ========

                                   APPENDIX A
                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           MOBILITY ELECTRONICS, INC.

                             IGOC ACQUISITION, INC.

                                      AND

                                IGO CORPORATION

                           DATED AS OF MARCH 23, 2002

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----

                                    ARTICLE I
                                    THE MERGER

Section 1.1    The Merger..................................................    A-1
Section 1.2    Effective Time..............................................    A-1
Section 1.3    Effects of the Merger.......................................    A-2
Section 1.4    Certificate of Incorporation; Bylaws........................    A-2
Section 1.5    Directors and Officers......................................    A-2
Section 1.6    Effect on Capital Stock.....................................    A-2
Section 1.7    Hold-Back...................................................    A-3
Section 1.8    Valuation of Parent Shares..................................    A-5

                                    ARTICLE II
                             EXCHANGE OF CERTIFICATES

Section 2.1    Exchange Fund...............................................    A-6
Section 2.2    Exchange Procedures.........................................    A-6
Section 2.3    Distributions with Respect to Unexchanged Stock.............    A-6
Section 2.4    No Further Ownership Rights in Company Common Stock.........    A-7
Section 2.5    No Fractional Shares of Parent Common Stock.................    A-7
Section 2.6    Termination of Exchange Fund................................    A-7
Section 2.7    No Liability................................................    A-7
Section 2.8    Investment of the Exchange Fund.............................    A-7
Section 2.9    Lost Certificates...........................................    A-7
Section 2.10   Withholding Rights..........................................    A-8
Section 2.11   Further Assurances..........................................    A-8
Section 2.12   Stock Transfer Books........................................    A-8
Section 2.13   Certain Adjustments.........................................    A-8
Section 2.14   Appraisal Rights............................................    A-8

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.1    Organization................................................    A-9
Section 3.2    Capital Structure...........................................    A-9
Section 3.3    Corporate Authorization; Validity of Agreement; Company
               Action......................................................   A-10
Section 3.4    Consents and Approvals; No Violations.......................   A-11
Section 3.5    SEC Filings; Financial Statements...........................   A-11
Section 3.6    Absence of Certain Changes..................................   A-12
Section 3.7    Information Supplied........................................   A-12
Section 3.8    Employee Benefit Plans......................................   A-12
Section 3.9    Compliance..................................................   A-14
Section 3.10   Material Contracts..........................................   A-15
Section 3.11   Absence of Litigation.......................................   A-15
Section 3.12   Tax Matters.................................................   A-15

                                       (i)

                                                                              PAGE
                                                                              ----
Section 3.13   Title to Properties; Leases.................................   A-16
Section 3.14   Intellectual Property.......................................   A-16
Section 3.15   Environmental Laws..........................................   A-17
Section 3.16   Brokers.....................................................   A-18
Section 3.17   Takeover Statutes...........................................   A-18
Section 3.18   Employees...................................................   A-18
Section 3.19   Accounts Receivable.........................................   A-18
Section 3.20   Inventory...................................................   A-18
Section 3.21   Certain Payments............................................   A-18

                                    ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB
Section 4.1    Organization................................................   A-18
Section 4.2    Capital Structure...........................................   A-19
Section 4.3    Corporate Authorization; Validity of Agreement; Necessary
               Action......................................................   A-19
Section 4.4    No Prior Activities.........................................   A-19
Section 4.5    Consents and Approvals; No Violations.......................   A-19
Section 4.6    SEC Filings; Financial Statements...........................   A-20
Section 4.7    Absence of Certain Changes..................................   A-20
Section 4.8    Information Supplied........................................   A-20
Section 4.9    Absence of Litigation.......................................   A-21
Section 4.10   Brokers.....................................................   A-21

                                    ARTICLE V
                                    COVENANTS
Section 5.1    Conduct of Business of the Company..........................   A-21
Section 5.2    Preparation of Form S-4 and the Proxy Statement/Prospectus;
               Stockholders Meetings.......................................   A-23
Section 5.3    Access to Information.......................................   A-24
Section 5.4    Consents and Approvals......................................   A-24
Section 5.5    Supplemental Information....................................   A-25
Section 5.6    Letters of Accountants......................................   A-25
Section 5.7    No Solicitation.............................................   A-25
Section 5.8    Publicity...................................................   A-26
Section 5.9    Notification of Certain Matters.............................   A-26
Section 5.10   Directors' and Officers' Insurance and Indemnification......   A-27
Section 5.11   Cancellation of Company Stock Plans and Other Convertible
               Securities..................................................   A-27
Section 5.12   Transition Plan.............................................   A-27
Section 5.13   Press Release...............................................   A-27

                                    ARTICLE VI
                                    CONDITIONS
Section 6.1    Conditions to the Obligations of Each Party.................   A-27
Section 6.2    Conditions to the Obligations of Parent and Sub.............   A-28
Section 6.3    Conditions to the Obligations of the Company................   A-29


                                       (ii)

                                                                              PAGE
                                                                              ----

                                   ARTICLE VII
                                   TERMINATION

Section 7.1    Termination.................................................   A-29
Section 7.2    Effect of Termination.......................................   A-30
Section 7.3    Termination Fees and Expenses...............................   A-30

                                   ARTICLE VIII
                                  MISCELLANEOUS

Section 8.1    Costs and Expenses..........................................   A-31
Section 8.2    Amendment and Modification..................................   A-31
Section 8.3    Nonsurvival of Representations and Warranties...............   A-31
Section 8.4    Notices.....................................................   A-31
Section 8.5    Interpretation..............................................   A-32
Section 8.6    Counterparts and Facsimiles.................................   A-32
Section 8.7    Entire Agreement; No Third Party Beneficiaries..............   A-32
Section 8.8    Severability................................................   A-33
Section 8.9    Specific Performance........................................   A-33
Section 8.10   Governing Law...............................................   A-33
Section 8.11   Assignment..................................................   A-33
Section 8.12   Consent to Jurisdiction and Service of Process..............   A-33
Section 8.13   Headings....................................................   A-33
Section 8.14   Certain Definitions.........................................   A-33
EXHIBIT A      Transition Plan.............................................   A-35
EXHIBIT B      Section 1.7(a) Worksheet and Example........................   A-36


                                      (iii)

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger, dated as of March 23, 2002 (this "Agreement"), is by and among Mobility Electronics, Inc., a Delaware corporation ("Parent"), IGOC Acquisition, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent ("Sub"), and iGo Corporation, a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have determined that it is advisable and would be fair to and in the best interests of their respective stockholders to consummate the merger of the Company with and into Sub, upon the terms and subject to the conditions set forth herein; and

     WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby; and

     WHEREAS, the Board of Directors of the Company has approved the transactions contemplated by this Agreement in accordance with the Delaware General Corporation Law (the "DGCL"); and

     WHEREAS, as a condition and inducement to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Voting Agreement, of even date herewith (the "Voting Agreement") with the Company, Institutional Venture Partners VIII, L.P., IVM Investment Fund VIII, LLC, IVM Investment Fund VIII-A, LLC, IVP Founders Fund I, L.P., Reid W. Dennis, Ken Hawk, Individually and as Trustee of the Kenneth W. Hawk Grantor Retained Annuity Trust, Peter Gotcher, Robert Darrell Boyle, Trustee UTA dated August 26, 1994, Lauren Reeves Boyle, Trustee UTA dated August 26, 1994, Ross Bott, PH.D., David Olson and Scott Shackelton (collectively, the "Company Stockholders"), pursuant to which, among other things, the Company Stockholders have agreed to vote all shares of Company Common Stock (as defined below) owned by them in favor of this Agreement, the Merger (as defined in Section 1.1) and the other transactions provide for herein;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.2), the Company shall be merged with and into Sub (the "Merger"). As a result of the Merger, the separate corporate existence of the Company shall cease and Sub shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

     SECTION 1.2 Effective Time. Subject to the terms and conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing, as soon as practicable after the Closing (as hereinafter defined), a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The date and time of acceptance of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such later time as shall be agreed to in writing by the parties hereto and specified in the Articles of Merger) will be the "Effective Time". The closing of the Merger (the "Closing") shall take place at 10:00 a.m. (Dallas, Texas time) on the second business day after the date on which all the conditions to Closing (other than conditions that, by their terms, cannot be satisfied until the Closing Date (as defined below)) set forth in
Article VI hereto shall have been satisfied, at the offices of Jackson Walker L.L.P., 2435 N. Central Expressway, Suite 600, Richardson, Texas 75080, or such other time, date and place as the parties shall agree. The date of the Closing will be the "Closing Date."

     SECTION 1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time and without any further action on the part of the Company or Sub, the certificate of incorporation of Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

     (b) At the Effective Time and without any further action on the part of the Company or Sub, the bylaws of Sub shall be the bylaws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the terms of the certificate of incorporation of the Surviving Corporation and as provided by law.

     SECTION 1.5 Directors and Officers. The directors of Sub immediately prior to the Effective Time, shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

     SECTION 1.6  Effect on Capital Stock.

     (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time shall be cancelled, and in consideration therefore, the holders of Company Common Stock shall be entitled to receive in the aggregate the following consideration (the "Merger Consideration"):

          (i) 3,100,000 shares (the "Parent Shares") of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock"), subject to the hold-back described in Section 1.7 below;

          (ii) $6,100,000 cash (the "Cash Consideration"), subject to the hold-back described in Section 1.7 below (the hold-back amounts described in subsection (i) above and this subsection (ii) are sometimes collectively referred to herein as the "Potential Adjustment Amounts"); and

          (iii) cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5 below.

     The Merger Consideration shall be allocated among the holders of Company Common Stock pro rata based on the number of shares of Company Common Stock held by a holder as of the Effective Time as compared to the total number of shares of Company Common Stock issued and outstanding as of the Effective Time.

     (b) All shares of Parent Common Stock issued as Merger Consideration shall be validly issued, fully paid and non-assessable. Subject to the terms and conditions of this Agreement, Parent shall take such action as shall be necessary to issue the shares of Parent Common Stock to be received as Merger Consideration and cause them to be registered on its share register in the names of the holders of Company Common Stock submitting Certificates (as defined in Section 1.6(c)) in exchange therefore in accordance with the terms hereof.

     (c) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Company Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder (other than Parent, Sub and the Company ) of a certificate which, immediately prior to the Effective Time, represented any such shares of Company Common Stock (a "Certificate") shall thereafter cease to have any rights with respect to such shares of Company Common

Stock, except the right to receive the applicable Merger Consideration in accordance with Article II upon the surrender of such Certificate.

     (d) Each share of Company Common Stock issued and owned or held by Parent, Sub or the Company at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no shares of Parent Common Stock or other consideration shall be delivered in exchange therefore.

     (e) Each share of common stock, par value $0.01 per share, of Sub ("Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock") as of the Effective Time, and the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

     (f) At the Effective Time, each outstanding option to purchase, right to receive or other equity grant whose value is derived from Company Common Stock (a "Company Stock Option") issued pursuant to the (i) Amended and Restated 1996 Stock Option Plan of the Company, and (ii) the 1999 Employee Stock Purchase Plan (collectively, the "Company Stock Plans"), whether vested or unvested, shall be deemed to be cancelled and of no further force or effect.

     SECTION 1.7  Hold-Back.

     (a) Subject to Section 7.1(g) below, the parties hereto agree that 500,000 of the Parent Shares and $1,000,000 of the Cash Consideration shall be held-back by Parent under this Section 1.7 (the "Hold-Back Amount"). Under this arrangement the Hold-Back Amount shall be payable to the holders of Company Common Stock as follows:

          (i) to the extent that for the period commencing on the date following the date of the Effective Time and ending on the first anniversary of the date of the Effective Time, the amounts received by the Company for the following:

             (a) sales of inventory of the Company existing at the Effective Time (valued at the lower of cost or selling price); plus

             (b) cash collections (or other form of satisfaction or offset accepted by the Surviving Corporation) of account receivables of the Company existing at the Effective Time;

        exceeds an amount equal to the following:

             (a) gross inventory of the Company as of the Effective Time; plus

             (b) gross account receivables of the Company as of the Effective Time; less

             (c) an aggregate reserve of $4,060,924 for inventory and account receivables; less

             (d) an amount equal to 1% of the dollar amount of product sales made by the Company from January 1, 2002 through the date of the Effective Time (i.e., an additional inventory reserve); less

             (e) an amount equal to .5% of the dollar amount of product sales made by the Company from January 1, 2002 through the date of the Effective Time (i.e., an additional account receivables reserve); plus

             (f) write-offs to reserves for inventory and account receivables by the Company from January 1, 2002 through the effective Time (the "Threshold");

        then an amount equal to 80% of such differential shall be paid to the holders of Company Common Stock (with the Parent Shares being valued at the FMV of the Parent Shares (as defined below);

             (ii) on the first anniversary of the Effective Time, to the extent that the sum of (a) the fees and expenses incurred by the Company as of the date hereof for entering into the Second Amendment to the Gateway Lease (as defined in Section 5.1(s) below) (i.e., $360,000), plus (b) any other related fees and expenses incurred by the Company and the Surviving Corporation

        (excluding forfeiture of the Company's security deposit) in terminating the Gateway Lease following the date hereof but prior to the first anniversary of the Effective Time, is less than $510,000, then such differential shall be paid to the holders of Company Common Stock (with Parent Shares being valued at the FMV of Parent Shares); provided, however, that if there is no such differential in the calculation described in (i) above, then the amount of the shortfall from the Threshold shall be subtracted from the amounts otherwise payable in this subpart (ii);

             (iii) notwithstanding (i) and (ii) above, any amounts payable to the holders of Company Common Stock pursuant to (i) and (ii) above shall be reduced by an amount equal to 75% of the dollar amount over $100,000 of any sales and use tax liability assessed against the Company by the State of Nevada as a result of its current audit of the Company; it being agreed and understood that the Company shall use all commercially reasonable efforts to settle such issues prior to the Effective Time; and

             (iv) in addition to (iii) above, and notwithstanding (i) and (ii) above, to the extent that the consolidated financial statements included in the Company's 2001 Form 10-K filed with the SEC shows working capital (defined as current assets minus current liabilities) of less than $2,010,204, excluding net receivables and net inventory, then 50% of such deficit shall be deducted from any amounts payable to the holders of Company Common Stock pursuant to (i) and (ii) above.

A worksheet and example of certain of the mechanics of this subsection 1.7(a) is attached hereto as Exhibit B.

     In the event there is a dispute between Parent and the Representative Stockholder (as defined below) with respect to the Hold-Back Amount, Parent and the Representative Stockholder shall attempt in good faith to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties. If Parent and the Representative Stockholder are unable to reach a resolution of such dispute within thirty days after the one year anniversary of the Effective Time, Parent and Seller shall submit the items remaining in dispute for resolution to a mutually agreed upon independent public accountant, which shall act as arbitrator and shall promptly as practicable after submission, determine and report to the parties upon such remaining disputed items, and such report shall be final, binding and conclusive on the parties. Parent and the Representative Stockholder shall provide the independent public accountant with such information, and shall afford such accountants such access to books and records of the parties, as such accountants may reasonably request. The fees of the independent public accountant in connection with such determination shall be shared equally by Parent and the Company, with the Company's portion being deducted from the Hold-Back Amount.

     In no event shall the amounts payable to the holders of Company Common Stock under this Section 1.7 exceed the Hold-Back Amount.

     (b) Following the Effective Time, the Surviving Corporation shall use commercially reasonable efforts to collect the account receivables and sell the inventory referred to in subsection (a) above and at least the same efforts as it uses in its own affairs of a similar nature. In addition, following the Effective Time, if the Surviving Corporation sells the cellular business currently conducted by the Company, then the Surviving Corporation will allocate the sales price for the assets in such sale on a fair market value basis (including any account receivables and inventory included in such sale) (the "Asset FMV"). The Surviving Corporation will make a determination of the Asset FMV and deliver the same to the Representative Stockholder. The Representative Stockholder will thereafter have thirty days to accept or reject the Surviving Corporation's determination of Asset FMV (or during such period, the Surviving Corporation and Representative Stockholder shall have mutually agreed to a different Asset FMV). If within such thirty day period the Representative Stockholder rejects the Company's determination of Asset FMV or the Representative Stockholder and the Surviving Corporation do not mutually agree on an alternative Asset FMV, then the Representative Stockholder and the Surviving Corporation shall submit the agreement to a mutually acceptable appraiser (the "Appraiser"). The Appraiser will have 20 days thereafter to determine the Asset FMV, which determination shall be in writing and shall be considered final and binding on all parties.

     (c) The determination of whether to take Parent Shares or Cash Consideration for any post-Effective Time payout as provided in this Section 1.7 shall be determined by the Representative Stockholder. The Representative Stockholder shall have ten business days following written notice by Parent that an amount is owed to the holders of Company Common Stock under this Section 1.7, to make an election in writing to Parent as to taking Parent Shares and/or Cash Consideration from the held-back amounts under this Section 1.7. If the Representative Stockholder fails to make such election within such ten-day period, then Parent may, in its sole discretion, make such payment in Parent Shares and/or cash.

     (d) (i) The Representative Stockholder shall initially be Peter Gotcher and may be changed by a majority of the then-existing Stockholder Representatives, in their sole discretion, upon notice to Parent by such persons, which written notice shall provide the address of such new Representative Stockholder. The Stockholder Representatives shall initially be the members of the Company's Board of Directors immediately prior to the Effective Time and may be changed by a majority of the then-existing Stockholder Representatives, in their sole discretion, upon written notice to Parent by such persons, which written notice shall provide the address(es) of any such new Stockholder Representative(s). The Representative Stockholder's address is set forth in Section 8.4(c) below.

     (ii) The Representative Stockholder shall perform his or her functions under this Section 1.7 at the direction and upon the determination or agreement of a majority of the then-existing Stockholder Representatives (including the Representative Stockholder). Stockholder Representatives are authorized and empowered to construe this Agreement and their construction made in good faith shall be conclusive and binding upon the Company Stockholders and upon all parties hereto. Each Stockholder Representative shall always be protected and free from liability in acting upon any notice, request, consent, certificate, declaration, telegram, telex, facsimile, guarantee, affidavit or other paper or document or signature or signature believed by him, her or any of them to be genuine and to have been signed by the proper party or parties or by the party or parties purporting to have signed the same. No Stockholder Representative shall be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which he or she may do or refrain from doing in good faith consistent with the provisions of this Agreement, nor shall any Stockholder Representative have any accountability hereunder to Parent, the Surviving Corporation, the Company or to the Company Stockholders. The Stockholder Representatives may consult with legal counsel, which may be counsel to the Company prior to the Effective Time, and any action authorized by this Agreement, which is taken or suffered in good faith by the Stockholder Representatives in accordance with the advice of such counsel shall be conclusive upon the parties hereto, and the Stockholder Representatives shall be fully protected and be subject to no liability with respect thereto. For purposes of this Section, Parent, the Surviving Corporation and the Company hereby waive any conflict of interest that may arise in connection with the Stockholder Representatives' retention of counsel in connection with the interpretation and performance of this Agreement by reason of such counsel's representation of the Company prior to the Effective Time.

     (iii) Any Stockholder Representative, employee or agent and any firm, corporation, partnership, trust, or association of which such Stockholder Representative may be a member, trustee, shareholder, director, officer, partner, agent or employee may contract with or be or become pecuniarily interested, directly or indirectly, in any matter or transaction to which Parent, the Surviving Corporation or any controlled or affiliated corporation may be a party or in which it may be concerned, as fully and freely as though such Stockholder Representative were not a Stockholder Representative hereunder. Any Stockholder Representative, his or her employees or agents may act as directors and/or officers of Parent or the Surviving Corporation or of such controlled or affiliated corporation without regard to his or her status as a Stockholder Representative.

     SECTION 1.8 Valuation of Parent Shares. The term "FMV of the Parent Shares" shall mean the average closing price of the Parent Common Stock for the 30 calendar day period immediately preceding the Effective Time.

                                   ARTICLE II

                            EXCHANGE OF CERTIFICATES

     SECTION 2.1 Exchange Fund. Prior to the Effective Time, Parent shall appoint an exchange agent hereunder for the purpose of exchanging Certificates for the Merger Consideration (the "Exchange Agent"). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, certificates representing the shares of Parent Common Stock and the Cash Consideration (excluding the Potential Adjustment Amounts) issuable pursuant to Section 1.6(a) (collectively, the "Initial Consideration") in exchange for outstanding shares of Company Common Stock. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to make cash payments pursuant to Section 2.5 in lieu of issuing fractional shares of Parent Common Stock and to pay any dividends and other distributions pursuant to Section 2.3. Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

     SECTION 2.2 Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of a Certificate
(i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon due delivery of the Certificates and other required documents to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefore (A) a certificate representing one or more shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.6(a) (after taking into account all shares of Company Common Stock then held by such holder), (B) a check in an amount that such holder has the right to receive pursuant to Section 1.6(a) (after taking into account all shares of Company Common Stock held by such holder), and (C) a check in the amount (after giving effect to any required tax withholdings) equal to the cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.5 and any unpaid dividends and other distributions to which such holder is entitled pursuant to Section 2.3, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or Section 2.5. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company prior to the Effective Time, one or more certificates evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount of cash, and a second check in the proper amount of cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3 may be issued with respect to such Company Common Stock to such a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the ownership of such shares of Company Common Stock by such transferee and to evidence that any applicable stock transfer taxes have been paid.

     SECTION 2.3 Distributions with Respect to Unexchanged Stock. No dividends or other distributions declared or made with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate pursuant to the Merger and no cash payment, or cash payment in lieu of a fractional share of Parent Common Stock, shall be paid to any such holder pursuant to Section 2.5 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable law, following surrender of any such Certificate, there shall be paid to such holder, without interest, (a) promptly after the time of such surrender, the amount of any cash payable pursuant to Section 2.5 in lieu of issuing fractional shares of Parent Common Stock to which such holder would be entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

     SECTION 2.4 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any stock dividends or cash paid pursuant to Section 2.3 or cash paid pursuant to Section 2.5) shall be issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

     SECTION 2.5  No Fractional Shares of Parent Common Stock.

     (a) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a holder of Parent Common Stock.

     (b) Notwithstanding any other provision of this Agreement (other than the last sentence of this Section 2.5(b)), each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock and (ii) the average closing price of the Parent Common Stock on the Nasdaq National Market System ("Nasdaq") for the 20 trading days prior to and ending on the trading day immediately preceding the Closing Date (the "Average Price"). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. Notwithstanding the foregoing contained in this Section 2.5(b), Parent shall be entitled at its option to deliver a full share of Parent Common Stock in lieu of any fractional share of Parent Common Stock otherwise deliverable to a holder of shares of Company Common Stock pursuant to the terms of this Agreement.

     SECTION 2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for 12 months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.4) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

     SECTION 2.7 No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Merger Consideration or any cash in respect of dividends or other distributions from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     SECTION 2.8 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. Parent shall ensure that the Exchange Fund is at all times sufficient to satisfy Parent's obligations under this Agreement and shall promptly and proportionately replenish the Exchange Fund upon its suffering of any losses resulting from the Exchange Agent's investment activities with respect thereto if necessary to ensure sufficient funds.

     SECTION 2.9 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Parent Common Stock), and any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

     SECTION 2.10 Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code") and the rules and regulations promulgated thereunder, or any other provision of applicable law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

     SECTION 2.11 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Sub, any other actions and things to vest, perfect or confirm of record or otherwise in Parent or in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent or the Surviving Corporation as a result of, or in connection with, the Merger.

     SECTION 2.12 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to the shares of Company Common Stock formerly represented thereby, except the right to receive the Merger Consideration and as otherwise provided herein. Subject to Sections
2.6 and 2.7, on or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.5) and shall represent the right to receive dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

     SECTION 2.13 Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or different class of stock by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the shares of Parent Common Stock included in the Merger Consideration, and the 3,100,000 figure, $1.00 share price and Average Closing Price set forth in Section 7.1(g) shall be appropriately adjusted to provide the holders of Company Common Stock the same economic effect, voting rights and other terms and designations as contemplated by this Agreement prior to any such event.

     SECTION 2.14  Appraisal Rights.

     (a) The parties acknowledge that the Company's stockholders are currently not entitled to appraisal rights under Section 262 of the DGCL. However, to the extent that at any point such appraisal rights become available in connection with the transactions contemplated by this Agreement, the parties intend for paragraphs (b) and (c) below to apply.

     (b) Notwithstanding anything to the contrary contained in this Agreement, any shares of capital stock of the Company for which, as of the Company stockholders' meeting called to approve the Merger (the "Company Stockholders' Meeting"), the holder thereof has demanded an appraisal of their value in accordance with applicable law ("Dissenting Shares") shall not be converted into or represent the right to receive the applicable Merger Consideration in accordance with Section 1.6, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders under applicable law; provided, however, that if the status of any such shares as Dissenting Shares shall not be perfected in accordance with applicable law, or if any such shares shall lose their status as Dissenting Shares then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) the applicable Merger Consideration in accordance with Section 1.6. In the event of any Dissenting Shares, the aggregate Merger Consideration will be deemed to be reduced by the proportional share of the Merger Consideration that the holders of such Dissenting Shares would be entitled to receive absent the appraisal.

     (c) The Company shall give Parent (i) prompt notice of any written demand received by the Company at or prior to the Company Stockholders' Meeting to require the Company to purchase Dissenting Shares pursuant to applicable law and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct, except as set forth in the disclosure statement delivered by the Company to Parent and Merger Sub concurrently herewith (the "Company Disclosure Statement"). All exceptions noted in the Company Disclosure Statement shall be numbered to correspond to the applicable Sections to which such exception refers.

     SECTION 3.1 Organization. Each of the Company and its subsidiaries is a corporation or other business organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its subsidiaries (i) is qualified or licensed in all jurisdictions where such qualification or license is required to own and operate its properties and conduct its business in the manner and at the places presently conducted; (ii) holds all franchises, grants, licenses, certificates, permits, consents and orders, all of which are valid and in full force and effect, from all applicable United States and foreign regulatory authorities necessary to own and operate its properties and to conduct its business in the manner and at the places presently conducted; and (iii) has full power and authority (corporate and other) to own, lease and operate its respective properties and assets and to carry on its business as presently conducted and as proposed to be conducted, except where the failure to be so qualified or licensed or to hold such franchises, grants, licenses, certificates, permits, consents and orders or to have such power and authority would not, when taken together with all other such failures, reasonably be expected to have a Material Adverse Effect (as hereinafter defined) with respect to the Company. The Company has furnished to Parent complete and correct copies of its and its subsidiaries' certificates of incorporation and bylaws as in effect on the date hereof. Such certificate of incorporation and bylaws are in full force and effect and no other organizational documents are applicable to or binding upon the Company. When used in connection with any person or any of its subsidiaries, the term "Material Adverse Effect" means any change or effect that, either individually or in the aggregate with all other related changes or effects, (i) is materially adverse to the business, operations, assets, liabilities (including contingent liabilities), condition (financial or otherwise), results of operations or prospects of such person and its subsidiaries taken as a whole or (ii) could reasonably be expected to materially impair the ability of such person to consummate the Merger and to perform its other obligations hereunder on a timely basis.

     SECTION 3.2  Capital Structure.

     (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock ("Preferred Stock"). As of the date hereof, 25,386,438 shares of

Company Common Stock were issued and outstanding, (ii) 29,132 shares of Company Common Stock were reserved for issuance upon exercise of outstanding warrants and non-plan stock options (iii) 1,762,363 shares of Company Common Stock were reserved for issuance under outstanding Company Stock Options issued under the Amended and Restated 1996 Stock Option Plan of the Company, (iv) 327,028 shares of Company Common Stock were reserved for issuance under the 1999 Employee Stock Purchase Plan of the Company and (v) no shares of Preferred Stock were issued and outstanding. All the outstanding shares of the Company's capital stock are duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible or exchangeable into securities having such rights) ("Voting Debt") of the Company or any of its subsidiaries issued and outstanding. There are no shares of Company Common Stock held in the treasury of the Company. Except as set forth above, as set forth in Section 3.2(a) of the Company Disclosure Statement and for the transactions contemplated by this Agreement, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and
(ii) there are no existing (A) options, warrants, calls, preemptive rights, subscriptions or other rights, convertible or exchangeable securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its subsidiaries, obligating the Company or any of its subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries, (B) securities convertible into or exchangeable for such shares or equity interests or (C) obligations of the Company or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, convertible security, agreement, arrangement or commitment.

     (b) All of the outstanding shares of capital stock of each of the Company's subsidiaries are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its subsidiaries free and clear of all Liens.

     (c) Other than the Voting Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its subsidiaries. None of the Company or its subsidiaries is a party to any agreement or obligation, contingent or otherwise, to redeem, repurchase or otherwise acquire or retire shares of capital stock of the Company or any of its subsidiaries, whether as a result of the transactions contemplated by this Agreement or otherwise.

     (d) Since January 1, 2002, the Company has not (i) made or agreed to make any stock split or stock dividend, or issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of the Company other than pursuant to and as required by the terms of any Company Stock Option, (ii) repurchased, redeemed or otherwise acquired any shares of capital stock of the Company or (iii) declared, set aside, made or paid to the stockholders of the Company dividends or other distributions on the outstanding shares of capital stock of the Company.

     SECTION 3.3  Corporate Authorization; Validity of Agreement; Company
Action.

     (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the necessary approval of its stockholders as contemplated by Section 5.2(b) with respect to the Merger, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly and validly authorized by its Board of Directors and, except for obtaining the approval of its stockholders as contemplated by Section 5.2(b) with respect to the Merger, no other corporate action or proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes valid and binding obligations of Parent and Sub, as applicable, constitutes valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditor' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

     (b) The Board of Directors of the Company has duly and validly approved and taken all corporate action required to be taken by the Board of Directors (in each case by a unanimous vote of all the directors in office at such time) for the consummation of the transactions contemplated by this Agreement, including, but not limited to, (i) having determined that this Agreement, and the transactions contemplated hereby, taken together, are advisable and are fair to and in the best interests of the stockholders of the Company, (ii) having resolved to recommend that the holders of the shares of Company Common Stock adopt this Agreement and approve the Merger and (iii) having taken all actions necessary to render the provisions of Section 203 of the DGCL inapplicable to this Agreement. The affirmative vote in favor of the adoption of this Agreement by stockholders holding a majority of the outstanding shares of Company Common Stock (the "Company Stockholder Approval") is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement and the Merger.

     SECTION 3.4  Consents and Approvals; No Violations.  Except as set forth in
Section 3.4 of the Company Disclosure Statement and for all filings, permits, authorizations, consents and approvals as may be required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities or "blue sky" laws, and for the approval of this Agreement by the Company's stockholders and the filing and recordation of this Agreement or the Certificate of Merger as required by the DGCL, neither the execution, delivery or performance of this Agreement nor the consummation by the Company of the transactions contemplated hereby or thereby nor compliance by the Company with any of the provisions hereof will (i) result in any breach or violation of any provision of the certificate of incorporation or bylaws or similar organizational documents of the Company or of any of its subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any United States or foreign court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority, body, commission or agency (a "Governmental Entity"), except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a Material Adverse Effect with respect to the Company, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, acceleration or increase in the rate of interest) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound (a "Company Agreement") or result in the creation of a Lien upon any of the properties or assets of the Company or any of its subsidiaries for violations, breaches, defaults, or rights of termination, amendment, cancellation or acceleration or Liens, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or (iv) violate any order, writ, injunction, judgment, decree, statute, rule, regulation or law ("Law") applicable to the Company, any of its subsidiaries or any of their properties or assets.

     SECTION 3.5  SEC Filings; Financial Statements.

     (a) The Company has filed all forms, reports, statements, schedules, registration statements and other documents required to be filed with the Securities and Exchange Commission (the "SEC") since October 13, 1999 (the "Company SEC Documents"), each of which complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, or the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. No subsidiary of the Company is required to file any form, report, statement, schedule, registration statement or other document with the SEC. No Company SEC Document, when filed (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the audited and unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with United States generally accepted accounting principles ("GAAP"), applied on a consistent basis during the relevant periods (except as may be disclosed in the notes thereto), and present fairly the consolidated financial position and consolidated results of operations and changes in cash flows of the Company and its subsidiaries as of the respective dates or for the respective periods reflected therein, except, in the case of the unaudited interim financial statements, for normal and recurring year-end adjustments that are not material.

     (c) Except to the extent set forth on the consolidated balance sheet of the Company and its subsidiaries as of September 30, 2001, included in the Company SEC Documents (the "Latest Balance Sheet"), or in the notes thereto, neither the Company nor any of its subsidiaries has any liabilities, debts, claims or obligations of any nature (whether accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due), and there is no existing condition or set of circumstances which would reasonably be expected, individually or in the aggregate, to result in such a liability, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2001, none of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

     SECTION 3.6 Absence of Certain Changes. Since September 30, 2001, there has not occurred any event, change, circumstance, condition or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or reasonably likely to have, in the aggregate, a Material Adverse Effect with respect to the Company. Since September 30, 2001, the Company and its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice. Since September 30, 2001, neither the Company nor any of its subsidiaries have taken any action which if taken after the date hereof but prior to Closing would have been prohibited by
Section 5.1 (a), (b), (c)(ii), (c)(iii), (c)(iv), (c)(v), (e), (f)(ii), (g),
(h), (l), (m), (o), (p) or (q) (except that with respect to 5.1(q) the dollar amount shall be increased to $150,000) hereof.

     SECTION 3.7 Information Supplied. None of the information supplied by the Company for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in the Merger (such Form S-4, as amended or supplemented, is herein referred to as the "Form S-4") will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (as defined in Section 5.2(b)) (such proxy statement, as amended or supplemented, is herein referred to as the "Proxy Statement/Prospectus") will, at the date the Proxy Statement/Prospectus is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or contain any statement which at the time and in the light of the circumstances under which it is made is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the Stockholders Meeting which has become false or misleading. No representation is made by the Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied in writing by Parent specifically for inclusion or incorporation in the Form S-4 or the Proxy Statement/Prospectus.

     SECTION 3.8  Employee Benefit Plans.

     (a) Set forth in Section 3.8 of the Company Disclosure Statement is a complete and correct list of all of the Company's "employee benefit plans" as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974 (the "ERISA"), all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, change in control, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract, or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten), and any trust, escrow or other agreement related thereto, that (i) is maintained or contributed to by the Company or any other corporation or trade or business controlled by, controlling, or under common control with the Company (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) ("ERISA Affiliate") or has been maintained or contributed to in the last six years by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate has or may have any liability, and (ii) provides benefits, or describes policies or procedures applicable to any current or former director, officer, employee, or service provider of the Company or any ERISA Affiliate, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof (collectively the "Employee Plans"). No Employee Plan is (w) a "Defined Benefit Plan" (as defined in Section 414(l) of the Code), (x) a plan intended to meet the requirements of
Section 401(a) of the Code, (y) a "Multiemployer Plan" (as defined in Section 3(37) of ERISA), or (z) a plan subject to Title IV of ERISA, other than a Multiemployer Plan. Also set forth in Section 3.8 of the Company Disclosure Statement is a complete and correct list of all ERISA Affiliates of the Company during the last six years.

     (b) The Company has delivered to Parent true, accurate and complete copies of (i) the documents comprising each Employee Plan (or, with respect to any Employee Plan which is unwritten, a detailed written description of eligibility, participation, benefits, funding arrangements, assets and any other matters which relate to the obligations of the Company or any ERISA Affiliate), (ii) all trust agreements, insurance contracts or any other funding instruments related to the Employee Plans, (iii) all rulings, determination letters, no-action letters or advisory opinions from the IRS, the U.S. Department of Labor, or any other Governmental Entity that pertain to each Employee Plan and any open requests therefore, (iv) the most recent actuarial and financial reports (audited and/or unaudited) and the annual reports filed with any Governmental Entity with respect to the Employee Plans during the current year and each of the three preceding years, (v) all collective bargaining agreements pursuant to which contributions to any Employee Plan(s) have been made or obligations incurred (including both pension and welfare benefits) by the Company or any ERISA Affiliate, and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by such entities, (vi) all securities registration statements filed with respect to any Employee Plan,
(vii) all contracts with third-party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Employee Plan, and (viii) all summary plan descriptions, summaries of material modifications and memoranda, employee handbooks and other written communications regarding the Employee Plans.

     (c) Except as disclosed in Section 3.8 of the Company Disclosure Statement, full payment has been made of all amounts that are required under the terms of each Employee Plan to be paid as contributions with respect to all periods prior to and including the last day of the most recent fiscal year of such Employee Plan ended on or before the date of this Agreement and all periods thereafter prior to the Closing Date. The Company has paid in full all required insurance premiums, subject only to normal retrospective adjustments in the ordinary course, with regard to the Employee Plans for all policy years or other applicable policy periods ending on or before the Effective Date.

     (d) The Company has, at all times, complied, and currently complies, in all material respects with the applicable continuation requirements for its welfare benefit plans, including (1) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as "COBRA" and (2) any applicable state statutes mandating health insurance continuation coverage for employees.

     (e) The form of all Employee Plans is in compliance with the applicable terms of ERISA, the Code, and any other applicable laws, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, and such plans have been operated in compliance with such laws and the written Employee Plan documents. Neither the Company nor any fiduciary of an Employee Plan has violated the requirements of Section 404 of ERISA. All required reports and descriptions of the Employee Plans (including Internal Revenue Service ("IRS") Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions and Summaries of Material Modifications) have been (when required) timely filed with the IRS, the U.S. Department of Labor, or other Governmental Entity and distributed as required, and all notices required by ERISA or the Code or any other legal requirement with respect to the Employee Plans have been appropriately given.

     (f) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and the Company does not have any knowledge of any circumstances that will or could result in revocation of any such favorable determination letter.

     (g) There is no material pending or, to the Company's knowledge, threatened proceeding relating to any Employee Plan, nor is the Company aware of any basis for any such proceeding. Neither the Company nor any fiduciary of an Employee Plan has engaged in a transaction with respect to any Employee Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or Parent to a Tax or penalty imposed by either
Section 4975 of the Code or Section 502(l) of ERISA or a violation of Section 406 of ERISA. The transactions contemplated by this Agreement will not result in the potential assessment of a tax or penalty under Section 4975 of the Code or
Section 502(l) of ERISA nor result in a violation of Section 406 of ERISA.

     (h) The Company has maintained workers' compensation coverage as required by applicable state law through purchase of insurance and not by self-insurance or otherwise except as disclosed to Parent in Section 3.8 of the Company Disclosure Statement.

     (i) The consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting or the time of payment, or increase the amount, of compensation due to any director, employee, officer, former employee or former officer of the Company. There are no contracts or arrangements providing for payments that could subject any person to liability for tax under
Section 4999 of the Code.

     (j) Except for the continuation coverage requirements of COBRA, the Company does not have any obligations or potential liability for benefits to employees, former employees or their respective dependents following termination of employment or retirement under any of the Employee Plans that are Employee Welfare Benefit Plans.

     (k) None of the transactions contemplated by this Agreement will result in an amendment, modification or termination of any of the Employee Plans. No written or oral representations have been made to any employee or former employee of the Company promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for any period of time beyond the end of the current plan year (except to the extent of coverage required under COBRA). No written or oral representations having the effect of an Employee Plan amendment have been made to any employee or former employee of the Company concerning the employee benefits of the Company.

     SECTION 3.9 Compliance. Neither the Company nor any of its subsidiaries is in default or violation of (and no event has occurred which with notice or lapse of time or both would constitute a default or violation of) (i) its certificate of incorporation or bylaws or other governing document, (ii) any Law applicable to the Company or any of its subsidiaries or by which any of their respective properties or assets is bound or affected, or (iii) any Company Agreement, except for any defaults or violations of Law or Company Agreements that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company and its subsidiaries have and are in compliance with all material licenses, permits, and other authorizations, domestic or foreign, necessary to conduct their respective businesses.

     SECTION 3.10 Material Contracts. Except as set forth in Section 3.10 of the Company Disclosure Statement:

          (a) All of the contracts of the Company and its subsidiaries that are required to be described in the Company SEC Documents or to be filed as exhibits thereto (the "Material Contracts") are described in the Company SEC Documents or filed as exhibits thereto and are in full force and effect. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any other party thereto has violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of any Material Contract.

          (b) Neither the Company nor any of its subsidiaries is party to any agreement containing any provision or covenant limiting in any material respect the ability of the Company or any of its subsidiaries to (i) sell any products or services of or to any other person, (ii) engage in any line of business in any geographical area or (iii) compete with or obtain products or services from any person or limiting the ability of any person to provide products or services to the Company or any of its subsidiaries.

          (c) Subject to obtaining the consents referred to in Section 3.4, neither the Company nor any of its subsidiaries is a party to or bound by any contract, agreement or arrangement which would cause the rights or obligations of any party thereto to change upon the consummation of the Merger.

     SECTION 3.11 Absence of Litigation. Except as set forth in Section 3.11 of the Company Disclosure Statement, there is no claim, suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any property or asset of the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. There are no pending or, to the knowledge of the Company, threatened claims for indemnification by the Company in favor of directors, officers, employees and agents of the Company.

     SECTION 3.12  Tax Matters.

     (a) The Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which the Company or any of its subsidiaries is or has been a member, have properly completed and timely filed all Tax Returns (as defined below) required to be filed by them. All Taxes due and owing by the Company or any subsidiary of the Company (whether or not shown on a return) have been paid and adequate reserves are provided in the Company's financial statements for Taxes owing but not yet due. There is (i) no material claim for Taxes that is a lien (as herein defined) against the property of the Company or any or its subsidiaries or is being asserted against the Company or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of the Company or of any of its subsidiaries is presently being conducted by a Tax Authority (as defined below) and (iii) no extension of the statute of limitations on the assessment of any Taxes granted by the Company or any of its subsidiaries is currently in effect. Neither the Company nor any of its subsidiaries is a party to any agreement, contract or arrangement that may result in the payment of any amount that would not be deductible by reason of
Section 280G or Section 404 of the Code or similar provisions under other Tax Laws. Neither the Company nor any of its subsidiaries has been or will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither the Company nor any of its subsidiaries has filed or will file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to the Company or any of its subsidiaries. Neither the Company nor any subsidiary of the Company is a party to any Tax sharing or Tax allocation agreement nor does the Company or any subsidiary have any liability or potential liability to another party under any such agreement. The Company has not ever been a member of a consolidated, combined or unitary group of which the Company was not the ultimate parent corporation. All monies that the Company and its subsidiaries are required by law to withhold in connection with amounts paid or owing to any person have been withheld and either timely paid to the proper Tax Authority, or, if not yet due, set aside in accounts for such purposes and accrued on the books of the Company and any subsidiary, as applicable. Neither the Company nor any of its subsidiaries are aware of any investigation pending, threatened, or likely to be commenced by any Tax Authority for any jurisdiction where the Company and its subsidiaries do not file Tax Returns with respect to a given Tax that may lead to an assertion by such Tax Authority that the Company or any subsidiary is or may be subject to such Tax in such jurisdiction, and none of the Company and its subsidiaries is aware of any meritorious basis for such an investigation.

     (b) For purposes of this Agreement, the following terms have the following meanings: "Code" means the U.S. Internal Revenue Code of 1986, as amended, or any successor law. "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty, social security, compensation, disability, export, import, estimated or other similar tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign). As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation, estimated tax returns and reports, withholding tax returns and reports and information reports and returns) required to be filed with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing. As used herein, "Treasury Regulations" means the Treasury Regulations promulgated under the Code.

     SECTION 3.13 Title to Properties; Leases. The Company has good and marketable title to, and is the lawful owner of, or has the right to use pursuant to a license or otherwise, all of the tangible and intangible assets, properties and rights reflected in the Latest Balance Sheet or acquired since the date of the Latest Balance Sheet, free and clear of all Liens and material defects in title, in each case except where the failure to have title, be the owner or have the right to use would not reasonably be expected to interfere in any material respect with the conduct of the business of the Company as currently conducted. The Company has provided Parent with a copy or an accurate summary of the material terms of all material real property and personal property leases of the Company. All such leases are valid, binding and enforceable against the Company (and, to the knowledge of the Company, each other party thereto) in accordance with their respective terms, and there does not exist under any lease of real property or personal property any material defect in title or any event which, with notice or lapse of time or both, would constitute a material default by the Company or, to the knowledge of the Company, by any other party thereto.

     SECTION 3.14  Intellectual Property.

     (a) Section 3.14 of the Company Disclosure Statement sets forth, with respect to Intellectual Property (as defined below) owned, held or used by the Company ("Company IP"), all patents, registrations and applications relating thereto, all material unregistered Intellectual Property and all licenses, consents, royalty and other agreements concerning Company IP to which the Company is a party ("IP Licenses").

     (b) Except as disclosed on Section 3.14 of the Company Disclosure Statement
(i) the Company owns or has the right to use all the Intellectual Property necessary or desirable to conduct the business as is currently conducted, free of all encumbrances; (ii) all of the Company IP is valid, enforceable, not abandoned and unexpired; (iii) to the Company's knowledge, the Company IP does not infringe or otherwise impair the Intellectual Property of any third party and is not being infringed or impaired by any third party; (iv) the Company takes all reasonable steps to protect and maintain the Company IP, including executing all appropriate confidentiality agreements and filing for all appropriate patents and registrations; (v) no party to an IP License is, or is alleged to be, in breach or default thereunder; and (vi) the transactions contemplated by this Agreement shall not impair the rights of the Company under any IP License, or cause any payments to be due thereunder.

     For the purposes of this Section 3.14, "Intellectual Property" shall mean all U.S., state and foreign intellectual property, including without limitation all (i) (a) patents, inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements and know-how; (b) copyrights and works of authorship in any media, including computer programs, firmware, software, applications, web site content, files, databases, documentation and related items; (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos, trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; (d) trade secrets and other confidential or proprietary documents, files, analyses, lists, ways of doing business and/or information; (ii) registrations, applications and recordings related thereto; and (iii) rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, divisions or similar legal protections related thereto.

     SECTION 3.15 Environmental Laws. Except to the extent that any inaccuracy in any of the following representations, individually or in the aggregate with any other inaccuracy under the respective following representations, would not reasonably be expected to have a Material Adverse Effect with respect to the Company, (a) each of the Company and each of its subsidiaries is in compliance with all Environmental Laws (as herein defined) applicable to the properties, assets or businesses of the Company and its subsidiaries, and possesses and complies with and has possessed and complied with all Environmental Permits (as herein defined) required under such laws; (b) none of the Company and its subsidiaries has received any Environmental Claim, and none of the Company and its subsidiaries is aware after reasonable inquiry of any threatened Environmental Claim or of any Environmental Claim (as herein defined) pending or threatened against any entity for which the Company or any of its subsidiaries may be responsible; (c) none of the Company and its subsidiaries has assumed, contractually or by operation of law, any liabilities or obligations under any Environmental Laws; (d) there are no present or, to the best knowledge of the Company, past events, conditions, circumstances, practices, plans or legal requirements that would reasonably be expected to result in liability to the Company or any of its subsidiaries under Environmental Laws, prevent, or reasonably be expected to increase the burden on the Company or any of its subsidiaries of, complying with Environmental Laws or of obtaining, renewing, or complying with all Environmental Permits required under such laws; (e) there are and, to the best knowledge of the Company, there have been no Hazardous Materials (as herein defined) or other conditions at or from any property owned, operated or otherwise used by the Company or any of its subsidiaries now or, to the best knowledge of the Company, in the past that would reasonably be expected to give rise to liability of the Company or any of its subsidiaries under any Environmental Law; and (f) the Company has provided to Parent all Environmental Reports (as herein defined) in the possession or control of the Company or any of its subsidiaries. For purposes of this Agreement, the following terms shall have the following meanings:

          "Environmental Claim" means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability arising out of, relating to, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by the Company or any of its subsidiaries or (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit or (iii) otherwise relating to obligations or liabilities under any Environmental Laws; provided, however, that the term "Environmental Claim" shall not include any such claim, demand, action, suit, complaint, proceeding or other communication under an insurance or reinsurance policy issued by the Company.

          "Environmental Laws" means all applicable statutes, rules, regulations, ordinances, orders, decrees and common law, in each case of any Governmental Entity, as they exist at the date hereof, relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state laws.

          "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required for the Company and its subsidiaries and the operations of the Company's and its subsidiaries' facilities to conduct its business under Environmental Laws.

          "Environmental Report" means any report, study, assessment, audit, or other similar document that addresses any issue of noncompliance with, or liability under, any Environmental Law that may affect the Company or any of its subsidiaries.

          "Hazardous Materials" means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any Environmental Law.

     SECTION 3.16 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement.

     SECTION 3.17 Takeover Statutes. No "fair price", "moratorium", "control share acquisition" or other similar anti-takeover statute or regulation enacted under any law applicable to the Company is applicable to this Agreement, the Merger or the other transactions contemplated hereby. The Company has taken all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable provisions of the Company's certificate of incorporation or bylaws and from Section 203 of the DGCL.

     SECTION 3.18 Employees. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement. Since September 30, 2001, neither the Company nor any of its subsidiaries has had any employee strikes, work stoppages, slowdowns or lockouts or received any requests for certifications of bargaining units or any other requests for collective bargaining. There is no unfair labor practice, employment discrimination or other complaint against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened.

     SECTION 3.19 Accounts Receivable. Section 3.19 of the Company Disclosure Statement sets forth the accounts receivable of the Company and its subsidiaries as of March 22, 2002. All such accounts receivable have arisen from bona fide transactions in the ordinary course of business and are valid and enforceable claims subject to no right of set-off or counterclaim, except for reasonable reserves for bad debts.

     SECTION 3.20 Inventory. Except for reserve amounts disclosed to Parent, the inventory of the Company is in good, current, standard and merchantable condition and is not obsolete or defective.

     SECTION 3.21 Certain Payments. Neither the Company nor any of its subsidiaries nor any director, officer or employee, of the Company or any of its subsidiaries has paid or caused to be paid, directly or indirectly, in connection with the business of the Company or any of its subsidiaries (a) to any government or agency thereof or any agent of any supplier or customer any bribe, kick-back or other similar payment; or (b) any contribution to any political party or candidate (other than from personal funds of directors, officers or employees not reimbursed by their respective employers or as otherwise permitted by applicable law).

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub, jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct, except as set forth in the disclosure statement delivered by Parent to the Company concurrently herewith (the "Parent Disclosure Statement"). All exceptions noted in the Parent Disclosure Statement shall be numbered to correspond to the applicable Sections to which such exception refers.

     SECTION 4.1 Organization. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Parent and its subsidiaries (i) is qualified or licensed in all jurisdictions where such qualification or, license is required to own and operate its properties and conduct its business in the manner and at the places presently conducted; (ii) holds all franchises, grants, licenses, certificates, permits, consents and orders, all of which are valid and in full force and effect, from all applicable United States and foreign regulatory authorities necessary to own and operate its properties and to conduct its business in the manner and at the places presently conducted; and (iii) has full power and authority (corporate and other) to own, lease and operate its respective properties and assets and to carry on its business as presently conducted and as proposed to be conducted, except where the failure to be so qualified or licensed or to hold such franchises, grants, licenses, certificates, permits, consents and orders or to have such power and authority would not, when taken together with all other such failures, reasonably be expected to have a Material Adverse Effect with respect to Parent.

     SECTION 4.2 Capital Structure. As of the date hereof, the authorized capital stock of Parent consists of 90 million shares of Parent Common Stock and 15 million shares of preferred stock. As of February 28, 2002, 15,995,292 shares of Parent Common Stock were issued and outstanding and 632,953 shares of Parent's Series C preferred stock were issued and outstanding. All the outstanding shares of Parent's capital stock are duly authorized, validly issued, fully paid and non-assessable. The Parent Common Stock to be issued in the Merger, when issued in accordance with the terms hereof and the Form S-4, will be (a) duly authorized, validly issued and fully paid and nonassessable and not subject to preemptive rights and (b) freely tradable without restriction upon receipt by the Company's stockholders and any subsequent transferees.

     SECTION 4.3  Corporate Authorization; Validity of Agreement; Necessary
Action.

     (a) Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Sub of this Agreement and the consummation by Parent and Sub of the transactions contemplated hereby have been duly and validly authorized by their respective boards of directors, and no other corporate action or proceedings on the part of Parent or Sub are necessary to authorize the execution and delivery by Parent or Sub of this Agreement and the consummation by Parent and Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub, and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Sub, enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

     (b) The Boards of Directors of each of Parent and Sub have duly and validly approved and taken all corporate action required to be taken by each of them for the consummation of the transactions contemplated by this Agreement, including having determined that this Agreement and the transactions contemplated hereby, taken together, are fair to and in the best interests of Parent.

     SECTION 4.4 No Prior Activities. Sub has not incurred, directly or indirectly, any liabilities or obligations, and has acquired no assets of any kind, except those incurred or acquired in connection with its incorporation or with the negotiation of this Agreement and the consummation of transactions contemplated hereby. Sub has been formed solely to facilitate the transactions contemplated in this Agreement and has not engaged, directly or indirectly, in any business or activity of any type or kind, or entered into any Agreement or arrangement with any person or entity, and is not subject to or bound by any obligation or undertaking, that is not contemplated by or in connection with this Agreement and the transactions contemplated thereby.

     SECTION 4.5 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and compliance with other applicable requirements of, the Exchange Act, the Securities Act, state securities or "blue sky" laws, and for the filing or recordation of this Agreement or the Certificate of Merger as required by the DGCL, neither the execution, delivery or performance of this Agreement by Parent and Sub nor the consummation by Parent and Sub of the transactions contemplated hereby nor compliance by Parent and Sub with any of the provisions hereof will
(i) result in any breach or violation of any provision of the memorandum or articles of association or similar organizational documents of Parent or any of its subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a Material Adverse Effect with respect to Parent,
(iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or increase in the rate of interest) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which or any of their properties or assets may be bound (a "Parent Agreement") or result in the creation of a Lien upon any of the properties or assets of Parent for violations, breaches, defaults, or rights of termination, amendment, cancellation or acceleration, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent or (iv) violate any Law applicable to Parent, any of its subsidiaries or any of their properties or assets.

     SECTION 4.6  SEC Filings; Financial Statements.

     (a) Parent has filed all forms, reports, statements, schedules, registration statements and other documents required to be filed with the SEC since July 1, 2000 (the "Parent SEC Documents"), each of which complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. No subsidiary of Parent is required to file any form, report, statement, schedule, registration statement or other document with the SEC. No Parent SEC Document, when filed (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the audited and unaudited consolidated financial statements of Parent (including any related notes thereto) included in the Parent SEC Documents have been prepared in accordance with GAAP applied on a consistent basis during the relevant periods (except as may be disclosed in the notes thereto), and present fairly the consolidated financial position and consolidated results of operations and changes in cash flows of Parent and its subsidiaries as of the respective dates or for the respective periods reflected therein, except, in the case of the unaudited interim financial statements, for normal and recurring year-end adjustments that are not material.

     (c) Except to the extent set forth on the consolidated balance sheet of Parent and its subsidiaries as of September 30, 2001 included in the Parent SEC Documents (the "Latest Parent Balance Sheet"), or in the notes thereto, neither Parent nor any of its subsidiaries has any liabilities, debts, claims or obligations of any nature (whether accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due), and there is no existing condition or set of circumstances which would reasonably be expected, individually or in the aggregate, to result in such a liability, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2001, none of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Parent.

     SECTION 4.7 Absence of Certain Changes. Except as set forth in the Parent SEC Documents or publicly filed press releases in either case filed prior to the date of this Agreement, since September 30, 2001, there has not occurred any event, change, circumstance, condition or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or reasonably likely to have, in the aggregate, a Material Adverse Effect with respect to Parent. Since September 30, 2001, Parent and its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice.

     SECTION 4.8 Information Supplied. None of the information supplied by Parent or Sub for inclusion in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or contain any statements which at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the Stockholders Meeting which has become false or misleading. The Form S-4 will, as of its effective date, and the prospectus contained therein will, as of its date, comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. No representation is made by Parent with respect to statements made or incorporated by reference in the Form S-4 based on information supplied in writing by the Company specifically for inclusion or incorporation in the Form S-4.

     SECTION 4.9 Absence of Litigation. Except as set forth in the Parent SEC Documents or publicly filed press releases in either case filed within the twelve (12) months prior to the date of this Agreement, there is no claim, suit, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, or any property or asset of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Parent. Neither Parent nor any of its subsidiaries nor any of their respective properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Parent. There are no pending or, to the knowledge of Parent, threatened claims for indemnification by Parent in favor of directors, officers, employees and agents of Parent.

     SECTION 4.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement.

                                   ARTICLE V

                                   COVENANTS

     SECTION 5.1 Conduct of Business of the Company. During the period from the date of this Agreement to the Effective Time, the Company will, and will cause its subsidiaries to, conduct their operations, only in, and not take any action except in, the ordinary and usual course of business and consistent with past practice, and the Company will, and will cause its subsidiaries to, use its and their best efforts to preserve intact their business organization, to keep available the services of their officers and employees and to maintain advantageous relationships with customers, creditors, licensors, licensees, suppliers, contractors, business partners and others having business relationships with the Company and its subsidiaries. Without limiting the generality of the foregoing, prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries to without the prior written consent of Parent (which may be withheld in its sole discretion except as to Sections 5.1(c)(i), (f)(i), (j) and (q) in which case consent shall not be unreasonably withheld):

          (a) split, combine or reclassify any shares of its capital stock; declare, pay or set aside for payment any dividend or other distribution payable in cash, stock, property or otherwise in respect of its capital stock; or directly or indirectly redeem, purchase, repurchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

          (b) authorize for issuance, issue, sell, pledge, dispose of or encumber, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any of its capital stock or any securities convertible into or exercisable or exchangeable for shares of its capital stock, except in accordance with the terms, as in effect on the date hereof, of any Company Stock Options.

          (c) (i) incur or assume any debt or issue any debt securities except for borrowings under existing lines of credit (not to exceed in the aggregate $50,000) and the incurrence of trade payables or other purchase commitments (in either case, not to exceed in the aggregate $50,000 to any single vendor or entity) including any trade payables, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, (iii) make any loans or advances to any person, or make any capital contributions to, or investments in, any other person, (iv) pledge or otherwise encumber shares of capital stock of any of its subsidiaries, or
     (v) mortgage or pledge any of its assets, tangible or intangible, or create any material Lien thereupon;

          (d) except as may be required by Law, enter into, adopt, amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other Company Stock Plan; or enter into or amend any employment or severance agreement with, increase in any manner the salary, wages, bonus, commission, or other compensation or benefits of any director or officer of the Company or any of its subsidiaries; or increase in any manner the salary, wages, bonus, commission or other compensation or benefits of any other employee or agent of the Company or any of its subsidiaries except, in the case of employees other than directors or officers of the Company, for salary increases and employee promotions in the ordinary course of business consistent with past practice; or hire employees at the vice president level or higher except to fill vacancies; or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (excluding the granting of stock options, stock appreciation rights or performance units);

          (e) acquire (by merger, amalgamation, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of stock or securities, contributions to capital, property transfer or acquisition (including by lease) of any material amount of properties or assets of any other individual or entity;

          (f) except as expressly required herein, (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof (provided that purchases of inventory in excess of $50,000 in the aggregate to any single entity or vendor shall require the prior written consent of Parent, which shall not be unreasonably withheld) including the purchase of any inventory or any other payment of cash, or (ii) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document;

          (g) amend the certificate of incorporation or by-laws of the Company or any of its subsidiaries;

          (h) adopt a plan of complete or partial liquidation or resolutions providing for the complete or partial liquidation, dissolution, merger (other than the Merger), consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

          (i) enter into any new lines of business or otherwise make material changes to the operation of its business;

          (j) sell (whether by merger, consolidation or otherwise), lease, encumber, transfer or dispose of any assets that in the aggregate have a fair market value in excess to $50,000, or enter into any commitment or transaction with a value in excess of $50,000;

          (k) authorize or make or commit to make any capital expenditures, except for transactions in the ordinary course of business consistent with past practice (but in no event in excess of $50,000 in the aggregate);

          (l) make, revoke or amend any Tax elections, make or change any method of Tax accounting (except as may be required by Law), file any amended Tax Returns, settle or compromise any material Tax liability, or waive or extend the statute of limitations for imposing or assessing any material Taxes;

          (m) settle or compromise any suits or claims of liability against the Company, its directors, officers, employees or agents;

          (n) take any action likely to materially decrease or diminish the assets or net worth of the Company, except that the Company's continued operation of its business at an operating loss in the ordinary course consistent with past practices but otherwise in a manner consistent with the other provisions of this Section 5.1 shall not be deemed a violation of the provisions of this paragraph;

          (o) except as may be required as a result of a change in Law or in GAAP (with the written concurrence of the Company's independent accountants), change any of the accounting principles or practices used by it;

          (p) enter into any agreement providing for the acceleration of payment, vesting or performance or other consequence as a result of a change in control of the Company;

          (q) enter into, amend, terminate or waive any provision of any oral or written agreement to which the Company is a party with a value in excess of $50,000;

          (r) take any action or agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty in Article III hereof materially untrue or incorrect; or

          (s) incur a monetary default under the Standard Industrial Lease, fully executed on December 15, 1999, by and among Dermody Family Limited Partnership I, Guila Dermody Turville and the Company, as amended (the "Gateway Lease").

     SECTION 5.2 Preparation of Form S-4 and the Proxy Statement/Prospectus; Stockholders Meetings.

     (a) Promptly following the execution of this Agreement, Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included and the Company shall cooperate with Parent in providing the information reasonably requested by Parent in preparing the Form S-4. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of the Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement/Prospectus and the Form S-4 and advise one another of any oral comments with respect to the Proxy Statement/Prospectus and the Form S-4 received from the SEC. The parties will cooperate in preparing and filing with the SEC any necessary amendment or supplement to the Proxy Statement/Prospectus or the Form S-4. No amendment or supplement to the Proxy Statement/Prospectus shall be filed without the approval of both parties, which approvals shall not be unreasonably withheld or delayed. The Company will cause the Proxy Statement/ Prospectus to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

     (b) Whether or not the Board of Directors of the Company shall take any action permitted by the third sentence of this Section 5.2(b), the Company shall cause a meeting of its stockholders (the "Stockholders Meeting") to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting on the adoption of this Agreement. The Board of Directors of the Company shall (i) include in the Proxy Statement/Prospectus the recommendation described in Section 3.3(b)(ii) (the "Company Board Recommendation") (ii) use its reasonable best efforts to obtain the necessary vote in favor of the adoption of this Agreement by its stockholders. The Board of Directors of the Company shall not withdraw, amend, modify or qualify in a manner adverse to Parent the Company Board Recommendation (or announce publicly its intention to do so), except that prior to the receipt of the Company Stockholder Approval, the Board of

Directors of the Company shall be permitted to withdraw, amend, modify or qualify in a manner adverse to Parent the Company Board Recommendation (or publicly announce its intention to do so), upon three business days prior notice to Parent, but only if (i) the Company has complied with Section 5.7, (ii) an unsolicited bona fide written Transaction Proposal (as defined in Section 5.7) with respect to the Company shall have been made after the date of this Agreement by any person other than Parent or its affiliates and such proposal is pending at the time of such action, and (iii) the Board of Directors of the Company shall have concluded in good faith that such Transaction Proposal is a Superior Proposal (as defined in Section 5.7), and, on the basis of advice of its outside legal counsel (confirmed in writing to the Board of Directors), that the Board of Directors is required to withdraw, amend or modify the Company Board Recommendation in order to prevent it from breaching its fiduciary duties to the stockholders of the Company under the DGCL.

     SECTION 5.3  Access to Information.

     (a) The Company shall (and shall cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent reasonable access, during normal business hours, during the period prior to the Effective Time, to all of its and its subsidiaries' personnel, offices and other facilities, books, contracts, commitments and records (including any Tax Returns or other Tax related information pertaining to the Company and its subsidiaries) and, during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period relating to the federal securities laws and (ii) all other information, including financial and operating data, concerning its business, properties and personnel as Parent may reasonably request (including any Tax Returns or other Tax related information pertaining to the Company and its subsidiaries). Parent will hold any such information which is nonpublic in confidence in accordance with the provisions of the existing confidentiality agreement between the Company and Parent, dated January 25, 2002 (the "Confidentiality Agreement").

     (b) Parent shall (and shall cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the Company reasonable access, during normal business hours, during the period prior to the Effective Time, to all of its and its subsidiaries' personnel, offices and other facilities books, contracts, commitments and records, and, during such period, Parent shall (and shall cause each of its subsidiaries to) furnish promptly to the Company (i) a copy of each material report, schedule, registration statement and other document filed or received by it during such period relating to the federal securities laws and
(ii) all other information, including financial and operating data, concerning its business, properties and personnel as the Company may reasonably request (including any Tax Returns or other Tax related information pertaining to Parent and its subsidiaries). The Company will hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreement.

     (c) Nothing in this Section 5.3 or Section 5.12 shall require either Parent or the Company to disclose to the other any books or records concerning such parties' consideration, evaluation, processes or other activities undertaken relating to the transactions contemplated by this Agreement.

     SECTION 5.4  Consents and Approvals.

     (a) Each of the Company, Parent and Sub will use its reasonable best efforts to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby, which actions shall include furnishing all information in connection with approvals of or filings with any Governmental Entity, and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with this Agreement and the transactions contemplated hereby. Each of the Company, Parent and Sub will, and will cause its subsidiaries to, use its reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Parent, Sub, the Company or any of their subsidiaries or necessary in the reasonable opinion of Parent, Sub or the Company in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     (b) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, whether under applicable laws and regulations or otherwise, or to remove any injunctions or other impediments or delays, legal or otherwise, (i) to cause the conditions to closing set forth in Article VI to be satisfied, and
(ii) otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Parent and the Surviving Corporation shall use all reasonable efforts to take, or cause to be taken, all such necessary actions.

     SECTION 5.5 Supplemental Information. Except where prohibited by applicable statutes and regulations, each party shall promptly provide the other (or its counsel) with copies of all filings, material notices or material communications made by such party with any Governmental Entity (including the SEC or the National Association of Securities Dealers (the "NASD")) in connection with this Agreement or the transactions contemplated hereby.

     SECTION 5.6  Letters of Accountants.

     (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent a letter of Deloitte & Touche, LLP ("D&T"), the Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with the Company's efforts to obtain such letter, if requested by Deloitte & Touche, LLP, Parent shall provide a representation letter to D&T complying with SAS 72, if then required.

     (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company a letter of KPMG, LLP, Parent's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with Parent's efforts to obtain such letter, if requested by KPMG, LLP, the Company shall provide a representation letter to KPMG, LLP complying with SAS 72, if then required.

     SECTION 5.7 No Solicitation. From and after the date hereof, neither the Company nor any of its subsidiaries shall (whether directly or indirectly through its or their officers, directors, agents, representatives, advisors or other intermediaries (collectively, "Representatives")), nor shall the Company or any of its subsidiaries authorize or permit any of its or their Representatives to, (a) solicit, initiate, encourage (including by way of furnishing information) or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any person relating to, (i) any acquisition or purchase of 15% or more of the consolidated assets of the Company and its subsidiaries or of 15% or more of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its subsidiaries (including through the ownership of securities convertible or exercisable into or exchangeable for equity securities of the Company), (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or
(iv) any other transaction the consummation of which would or would reasonably be expected to impede, interfere with, prevent or materially delay the Merger (any of the foregoing, a "Transaction Proposal"), or agree to or endorse any Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets in connection with any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that the foregoing shall not prohibit the Company, prior to the receipt of the Company

Stockholder Approval, (A) from complying with Rule 14e-2 and Rule 14d-9 under the Exchange Act with regard to a bona fide tender offer or exchange offer or
(B) from participating in negotiations or discussions with or furnishing information to any person in connection with an unsolicited bona fide Transaction Proposal which is submitted in writing by such person to the Board of Directors of the Company after the date of this Agreement and prior to the Company Stockholder Approval; provided further, however, that prior to participating in any such discussions or negotiations or furnishing any information, (i) the Company receives from such person an executed confidentiality agreement on terms not less favorable to the Company than the Confidentiality Agreement, a copy of which shall be provided to Parent, and (ii) the Board of Directors of the Company shall have concluded in good faith, that such Transaction Proposal is reasonably likely to be or to result in a Superior Proposal, and based on the written advice of its outside legal counsel, that participating in such negotiations or discussions or furnishing such information is required in order to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under the DGCL; and provided, further, that the Board of Directors of the Company shall not take any of the foregoing actions unless it provides Parent with contemporaneous notice thereof. If the Board of Directors of the Company receives a Transaction Proposal, then the Company shall promptly inform Parent in writing of the terms and conditions of such proposal and the identity of the person making it. The Company agrees that it will keep Parent informed, on a current basis, of the terms of any such proposals or offers and, to the extent disclosure is not prohibited by the terms of any confidentiality agreement with the party making such Transaction Proposal, the status of any such material discussions or negotiations. The Company agrees to immediately cease and cause its Representatives to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and shall use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which such party or its subsidiaries is a party. The Company shall ensure that its officers, directors and employees and any investment banker or other Representative retained by it are aware of the restrictions described in this Section 5.7. "Superior Proposal" means any of the transactions described in clause (i), (ii) or (iii) of the definition of Transaction Proposal (with all of the percentages included in the definition of such term raised to 51% for purposes of this definition) with respect to which any required financing is committed or, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being financed by the person making the proposal, and with respect to which the Board of Directors of the Company shall have concluded in good faith is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Transaction Proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by this Agreement.

     SECTION 5.8 Publicity. So long as this Agreement is in effect, neither the Company nor Parent nor their affiliates shall issue or cause the publication of any press release or other public statement or announcement with respect to this Agreement or the transactions contemplated hereby without prior approval of the other party, except as may be required by law or by obligations pursuant to any agreement with the NASD, and in such case shall use all reasonable efforts to consult with the other party prior to such release or announcement being issued.

     SECTION 5.9 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty of the Company or Parent and Sub, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 5.10  Directors' and Officers' Insurance and Indemnification.

     (a) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors and officers of the Company and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company's certificate of incorporation, bylaws and indemnification agreements with such officers and directors as in existence on the date hereof for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) and (ii) ensure that the certificate of incorporation and bylaws of the Surviving Corporation following the Merger shall contain provisions identical with respect to elimination of personal liability and indemnification to those set forth in the certificate of incorporation and bylaws of the Company, which provisions shall continue in full force and effect and shall not (except as otherwise required by applicable law) be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or immediately prior to the Effective Time were directors, officers, agents or employees of the Company.

     (b) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Agreement is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate and use their respective reasonable best efforts to vigorously defend against it and respond thereto.

     SECTION 5.11 Cancellation of Company Stock Plans and Other Convertible Securities. Prior to the Effective Time, the Company shall have taken all actions necessary or advisable in order to cancel the Company Stock Plans and all other options, warrants, stock appreciation rights, performance units and any other securities convertible into Company Common Stock, effective prior to the Effective Time.

     SECTION 5.12 Transition Plan. Upon the execution of this Agreement, the Company and Parent shall work diligently together to develop and implement a mutually agreed upon transition plan for the Company's operations, which shall be in accordance with the plan outlined in Exhibit A (the "Transition Plan"). The Company agrees that its CEO shall work directly with Parent's executive team on a day-to-day basis to implement the Transition Plan and other mutually agreeable action. Approval of a request of either party will be not be unreasonably withheld. Parent's executive team shall have full access, subject to the limitation in Section 5.3(c) to all of the books, records and employees of the Company and shall be permitted to office at the Company's office in Reno, Nevada until the Effective Date or the termination of this Agreement pursuant to
Article VII. The Company shall cooperate fully and take all steps necessary to implement the Transition Plan as soon as possible after the execution of the Agreement.

     SECTION 5.13 Press Release. The Company and Parent agree that they shall announce the execution of this Agreement pursuant to a mutually agreeable Press Release before the market opens on Monday, March 24, 2002 consistent with the rules of the Nasdaq National Market.

                                   ARTICLE VI

                                   CONDITIONS

     SECTION 6.1 Conditions to the Obligations of Each Party. The obligations of the Company, on the one hand, and Parent and Sub, on the other hand, to consummate the Merger are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions:

          (a) Company Stockholder Approval. The Company Stockholder Approval shall have been received.

          (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing or making illegal the consumma-tion of the Merger shall be in effect; provided, however, that the parties hereto shall use their reasonable best efforts to have any such injunction, order, restraint or prohibition vacated.

          (c) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness thereof shall be in effect and no procedures for such purpose shall be pending before or threatened by the SEC.

          (d) Governmental and Regulatory Approvals. All regulatory approvals and other actions or approvals by any Governmental Entity required to permit the consummation of the Merger shall have been obtained (without any terms or conditions to such approvals which would impose material and adverse limitations on the ability of Parent and its subsidiaries (including the Surviving Corporation following the Merger) to conduct their business after the Effective Time, which would require changes to the terms of this Agreement or which would change the consideration payable to stockholders of the Company in the Merger) and such approvals shall be in full force and effect.

          (e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

     SECTION 6.2 Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent) of the following further conditions:

          (a) Representations and Warranties. The representations and warranties of the Company qualified as to materiality shall be true and accurate (and those not so qualified shall be true and accurate in all material respects) as of the Effective Time as if made at and as of such time (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate (or true and accurate in all material respects) as of such date or with respect to such period). Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

          (b) Performance of Obligations. The Company and its subsidiaries shall have performed or complied with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by them under this Agreement at or prior to the Closing Date that are not so qualified, and Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

          (c) Closing Documents. Parent shall receive customary closing documents in form and substance reasonably satisfactory to it.

          (d) Consents, etc. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that all licenses, permits, consents, approvals, authorizations, qualifications and orders of all third parties listed on Section 3.4 of the Company Disclosure Statement have been obtained without, in the case of third parties, the payment or imposition of any material costs or obligations.

          (e) Termination of Stock Options and Plan. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that each of the Company Stock Plans shall have been terminated and all stock options issued thereunder and all other options, warrants or other convertible securities of the Company shall either have been converted or cancelled without any liability or obligation of the Company (excluding the issuance of shares of Company Common Stock prior to the Effective Time to the holders of stock options or otherwise in accordance with such stock options).

          (f) Transition Plan. The Company shall have performed or complied in all material respects with the Transition Plan.

          (g) Preferred Power Technology. Parent shall have received evidence that the Company shall have executed a settlement agreement with Preferred Power Technology pursuant to which the maximum required inventory purchased over the next 15 months by the Company shall not exceed $320,000 and no material settlement payments shall be made by the Company; with such settlement agreement otherwise being in form and substance reasonably satisfactory to Parent.

          (h) Filing of Form 10-K; Minimum Working Capital. The Company shall have filed with the SEC a Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Form 10-K"). The consolidated financial statements included in the 2001 Form 10-K shall show: (i) working capital (defined as current assets minus current liabilities) of at least $1,810,204, excluding net receivables and net inventory; and (ii) net receivables and net inventory of at least $5,576,525; provided, however, that the condition in this sentence shall be deemed satisfied unless: (x) such thresholds have not been met and (y) Parent shall have provided written notice to the Company of its intention to not consummate the Merger as a result of such non-satisfaction within thirty (30) calendar days following the date on which the 2001 Form 10-K is filed with the SEC.

     SECTION 6.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company) of the following further conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Sub qualified as to materiality shall be true and accurate (and those not so qualified shall be true and accurate in all material respects) as of the Effective Time as if made at and as of such time (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate (or true and accurate in all material respects) as of such date or with respect to such period. The Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to such effect.

          (b) Performance of Obligations. Parent and its subsidiaries shall have performed or complied with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by them under this Agreement at or prior to the Closing Date that are not so qualified, and the Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to such effect.

          (c) Closing Documents. The Company shall receive customary closing documents in form and substance reasonably satisfactory to it.

                                  ARTICLE VII

                                  TERMINATION

     SECTION 7.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval shall have been received:

          (a) by the mutual written consent of Parent and the Company;

          (b) by either Parent or the Company if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action, as applicable, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable, in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in Sections 6.1(b) and 6.1(d); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply with
     Section 5.4 has been the cause of such action or failure to act; or

          (c) by either Parent or the Company if the Merger shall not have been consummated on or before August 31, 2002 (the "Termination Date"); provided, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to the party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

          (d) by Parent or the Company, if the Company Stockholder Approval shall not have been obtained at a duly held meeting of stockholders or at any adjournment thereof; or

          (e) by Parent, if the Company or its Board of Directors shall have (i) withdrawn, modified or amended in any respect adverse to Parent its recommendation of the adoption of this Agreement, (ii) failed as promptly as practicable after the Form S-4 is declared effective to mail the Proxy Statement/Prospectus to its stockholders, unless such failure was caused by the actions or inactions of Parent or its representatives, or failed to include in such statement the Company Board Recommendation, (iii) approved, recommended or entered into an agreement with respect to, or consummated, any Transaction Proposal from a person other than Parent or any of its affiliates, (iv) resolved to do any of the foregoing or (v) in response to the commencement of any tender offer or exchange offer for 10% or more of the outstanding the Company Common Stock, not recommended rejection of such tender offer or exchange offer within ten business days after the commencement thereof (as such term is defined in Rule 14d-2 under the Exchange Act); or

          (f) (i) by the Company, if Parent breaches any of its representations, covenants or agreements contained in this Agreement and such breach (A) would permit the Company not to consummate the Merger pursuant to Sections 6.3(a) or 6.3(b), and (B) either by its terms cannot be cured by the Closing Date or with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied within 20 days after the Company has furnished Parent with written notice of such breach; or (ii) by Parent, if the Company breaches any of its representations, covenants or agreements contained in this Agreement and such breach (A) would permit Parent not to consummate the Merger pursuant to Sections 6.2(a) or 6.2(b), and (B) either by its terms cannot be cured by the Closing Date or with respect to any such breach that is reasonably capable of being remedied, is not remedied within 20 days after Parent has furnished the Company with written notice of such breach; or

          (g) by the Company, if the average closing price of the Parent Common Stock for either the thirty-trading-day or ten-trading-day periods ending on the second trading day immediately preceding the Effective Time (the "Average Closing Price") is less than $1.00, unless: (i) Parent agrees to decrease the Hold-Back Amount by an amount equal to 3,100,000 multiplied by the difference between $1.00 and the Average Closing Price; or (ii) Parent and the Company mutually agree in writing on an alternative arrangement.

     SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of Parent, Sub or the Company except (a) for fraud or for willful breach of this Agreement, (b) for the payment of the Termination Fee and Expenses in accordance with Section
7.3 and (c) as set forth in this Section 7.2, in Article VIII hereof and in the last sentence of Section 5.3.

     SECTION 7.3  Termination Fees and Expenses.

     (a) In addition to any other amounts which may be payable pursuant to any other paragraph of this Section 7.3, the Company shall, following the termination of this Agreement pursuant to Section 7.1(e) promptly, but in no event later than one business day following written notice thereof, together with reasonable supporting documentation, reimburse Parent, for all out-of-pocket expenses and fees (including fees payable to all counsel, accountants, financial advisors, financial printers, experts and consultants), whether incurred prior to, concurrently with or after the execution of this Agreement, in connection with the Merger and the consummation of all transactions contemplated by this Agreement (collectively, the "Expenses").

     (b) In the event that this Agreement is terminated by Parent pursuant to Sections 7.1(e), the Company shall pay to Parent by wire transfer of immediately available funds to an account designated by Parent on the next business day following such termination an amount equal to $1,500,000 (the "Termination Fee").

     (c) If all of the following events have occurred:

          (i) a Transaction Proposal is publicly disclosed, publicly proposed or otherwise communicated to the Company at any time on or after the date of this Agreement and prior to the termination hereof, and either (A) Parent or the Company terminates this Agreement pursuant to Sections 7.1(c) or 7.1(d) or (B) Parent terminates this Agreement pursuant to Section 7.1(f)(ii); and

          (ii) thereafter, within 18 months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, such Transaction Proposal (or any other Transaction Proposal commenced in response to and during the pendency of a Transaction Proposal noted in subpart (i) above);

then, the Company shall in the event not already paid pay to Parent an amount equal to the Termination Fee and Expenses concurrently with the earlier of the execution of such definitive agreement or the consummation of such Transaction Proposal. In the event that subpart (i) above is not applicable, but following the termination of this Agreement the Company enters into a definitive agreement with respect to, or consummates, any Transaction Proposal, then no Termination Fee or Expenses shall be payable by the Company to Parent.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     SECTION 8.1 Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     SECTION 8.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, pursuant to action taken by their respective Boards of Directors, at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration to be received by the Company's stockholders in the Merger.

     SECTION 8.3 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein or therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

     SECTION 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  if to Parent or Sub, to:

          Mobility Electronics, Inc.
          7955 East Redfield Road
          Scottsdale, Arizona 85260
          Attention: Charles R. Mollo
          Telephone No.: 480-596-0061
          Telecopy No.: 480-596-0349
               with a copy to:

               Jackson Walker L.L.P.
          2435 N. Central Expressway, Suite 600
          Richardson, Texas 75080
          Attention: Richard F. Dahlson, Esq.
          Telephone No.: 972-744-2996
          Telecopy No.: 972-744-2990

          (b) if to the Company, to:

           iGo Corporation
           9393 Gateway Drive
           Reno, Nevada 89511
           Attention: David E. Olson
           Telephone No.: 775-746-6140 x6319
           Telecopy No.: 775-850-9404

           with a copy to:

           Hale Lane Peek Dennison and Howard
           100 W. Liberty St., 10th Floor
           Reno, Nevada 89501-1962
           Attention: David A. Garcia, Esq.
           Telephone No.: 775-327-3021
           Telecopy No.: 775-786-6179

          (c) if to the Representative Stockholder, to:

          Peter Gotcher
          c/o Redpoint Ventures
          3000 Sand Hill Road
          Building 2, Suite 290
          Menlo Park, CA 94025
          Telephone No.: 650/558-8307
          Telecopy No.: 650/344-2737

          with a copy to:

          Hale Lane Peek Dennison and Howard
          100 W. Liberty St., 10th Floor
          Reno, Nevada 89501-1962
          Attention: David A. Garcia, Esq.
          Telephone No.: 775-327-3021
          Telecopy No.: 775-786-6179

     SECTION 8.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation".

     SECTION 8.6 Counterparts and Facsimiles. This Agreement may be executed in two or more counterparts and by facsimile signature, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     SECTION 8.7 Entire Agreement; No Third Party Beneficiaries. This Agreement and the Confidentiality Agreements (including the exhibits hereto and the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.10 with respect to the obligations of Parent thereunder, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     SECTION 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

     SECTION 8.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not per-formed in accordance with the terms hereof and that the parties shall be entitled to the remedy of specific performance of the terms hereof, in addition to any other remedy at law or equity.

     SECTION 8.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

     SECTION 8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned subsidiary of Parent; provided, however, that no such assignment shall relieve Parent from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     SECTION 8.12 Consent to Jurisdiction and Service of Process. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement may be brought against any of the parties in any federal court or state court located in Maricopa County, Arizona, and Washoe County, Nevada, and each of the parties hereto consents to the non-exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world and, without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 8.4, together with written notice of such service to such party shall be deemed effective service of process upon such party.

     SECTION 8.13 Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement. References to Articles or Sections, unless otherwise specified, are to Articles and Sections of this Agreement.

     SECTION 8.14 Certain Definitions. Certain capitalized terms used in this Agreement shall have the meaning set forth below:

          (a) "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

          (b) "business day" means any day other than a Saturday, a Sunday, or a bank holiday in Bermuda or in the State of New York.

          (c) "Dollars" or "$" means United States dollars.

          (d) "Lien" means any mortgage, lien, security interest, pledge, lease or other charge or encumbrance of any kind, including, the lien or retained security title of a purchase money creditor or conditional vendor, and any easement, right of way or other encumbrance on title to real property, and any agreement to give any of the foregoing.

          (e) "person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

          (f) "subsidiary" means, with respect to a specified person, each corporation, partnership or other entity in which the specified person owns or controls, directly or indirectly through one or more intermediaries, 50 percent or more of the stock or other interests having general voting power in the election of directors or persons performing similar functions or rights to 50 percent or more of any distributions.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          MOBILITY ELECTRONICS, INC.

                                          By:     /s/ CHARLES R. MOLLO
                                            ------------------------------------
                                                      Charles R. Mollo
                                                  Chief Executive Officer

                                          IGOC ACQUISITION, INC.

                                          By:     /s/ CHARLES R. MOLLO
                                            ------------------------------------
                                                      Charles R. Mollo
                                                  Chief Executive Officer

                                          IGO CORPORATION

                                          By:      /s/ DAVID E. OLSON
                                            ------------------------------------
                                                       David E. Olson
                                            Acting President and Chief Executive
                                                           Officer

                                                                       EXHIBIT A

                                TRANSITION PLAN

     1. Company and Parent will hold a joint employee meeting immediately following a press release to provide a vision for the merged company and to make commitments to certain mutually agreeable key people.

     2. Parent and the Company shall work together to meet the requirements of the WARN Act.

     3. The Company and Parent will work diligently to identify and implement an outsource model for fulfillment with a mutually acceptable outsource partner.

     4. The next catalog preparation and mailing will include Parent products and will be used as a launch vehicle for the merged company. Both parties will work diligently to have such catalog ready for mailing on June 1, 2002.

     5. Finance, accounting and certain other functions will be planned to move to Scottsdale.

     6. A new facility will be identified and planned in Reno to house a primarily sales office, including all direct sales activities, the call center, web support, and certain sale members.

     7. A plan will be developed to integrate and consolidate all non-direct sales efforts.

     8. A portable computer case will be evaluated and developed for launch in the new catalog.

     9. Parent will explore the possibility to sell the cellular business. Company will assist in such efforts.

     10. Company will proceed with plans to layoff approximately 18 people between April 1 and May 31, 2002.

                                   EXHIBIT B
                      SECTION 1.7(a) WORKSHEET AND EXAMPLE

HOLDBACK THRESHOLD:
  Gross inventory at date of close..........................                $ X,XXX,XXX
  Gross accounts receivable at date of close................                  X,XXX,XXX
  Less reserves at date of close:
     Agreed upon beginning reserve..........................  $ 4,060,924
     Plus 1% of product sales from 1/1/02 thru date of close
       for additional inventory reserves....................       XX,XXX
     Plus 0.5% of product sales from 1/1/02 thru date of
       close for additional accounts receivable reserves           XX,XXX
     Less write-offs to reserves from 1/1/02 thru date of
       close................................................      (XX,XXX)   (X,XXX,XXX)
                                                              -----------   -----------
  HOLDBACK THRESHOLD AT DATE OF CLOSE.......................                $ X,XXX,XXX
                                                                            ===========
HOLDBACK PAYMENT:
  INVENTORY AND ACCOUNTS RECEIVABLE COLLECTIONS FOR THE ONE
     YEAR PERIOD FROM THE DATE OF CLOSE:
     Sales of inventory on hand at date of close at lower of
       cost or selling price................................                $ X,XXX,XXX
     Cash collections of accounts receivable on hand at date
       of close.............................................                  X,XXX,XXX
                                                                            -----------
  Total collections of accounts receivable and inventory....                  X,XXX,XXX
  Holdback threshold at date of close.......................                 (X,XXX,XXX)
                                                                            -----------
  Net collections in excess of threshold....................                  X,XXX,XXX
  Percentage due to Company shareholders (applies only if
     collections exceed threshold)..........................                        x80%
                                                                            -----------
                                                                              X,XXX,XXX
  PLUS LEASE TERMINATION SAVINGS:
     Planned termination fee................................  $   510,000
     Actual termination fee.................................     (XXX,XXX)      XXX,XXX
                                                              -----------
  LESS SALES TAX AUDIT ASSESSMENT, IF GREATER THAN $100,000:
     Actual sales tax audit assessment......................  $   XXX,XXX
                                                                 (100,000)
                                                              -----------
                                                                  XXX,XXX
                                                                      x75%     (XXX,XXX)
                                                              -----------
  LESS AUDIT ADJUSTMENTS TO WORKING CAPITAL, EXCLUDING NET
     ACCOUNTS RECEIVABLE AND NET INVENTORY:
     Working capital per consolidated financial statements
       included in 2001 Form 10-K, excluding net accounts
       receivable and net inventory, if less than
       $2,160,204...........................................  $   XXX,XXX
                                                               (2,160,204)
                                                              -----------
                                                                  XXX,XXX
                                                                      x50%     (XXX,XXX)
                                                              -----------   -----------
  HOLDBACK PAYMENT DUE......................................                $ X,XXX,XXX
                                                                            ===========

                                                                      APPENDIX B



                          AMENDMENT NO. 1 TO AGREEMENT


                               AND PLAN OF MERGER



     THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is executed as of July 18, 2002, by and among iGo Corporation, a Delaware corporation (the "Company"), Mobility Electronics, Inc., a Delaware corporation ("Parent"), and IGOC Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Sub").



                                    RECITALS



     A. The Company, Parent and Sub are parties to that certain Agreement and Plan of Merger, dated as of March 23, 2002 (the "Agreement"). All capitalized terms not otherwise defined herein have the meanings set forth in the Agreement.



     B. The parties desire to amend the Agreement to the extent provided below.



     C. NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:



                                   AGREEMENTS



     1. Section 1.6(a) of the Agreement is hereby amended to read in its entirety as follows:



          (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time shall be cancelled, and in consideration therefore, the holders of Company Common Stock shall be entitled to receive in the aggregate the following consideration (the "Merger Consideration"):



             (i) 3,100,000 shares (the "Parent Shares") of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock"), subject to the hold-back described in Section 1.7 below;



             (ii) $4,250,000 cash (the "Cash Consideration"), subject to the hold-back described in Section 1.7 below (the hold-back amounts described in subsection (i) above and this subsection (ii) are sometimes collectively referred to herein as the "Potential Adjustment Amounts"); and



             (iii) cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5 below.



The Merger Consideration shall be allocated among the holders of Company Common Stock pro rata based on the number of shares of Company Common Stock held by a holder as of the Effective Time as compared to the total number of shares of Company Common Stock issued and outstanding as of the Effective Time.



     2. A new subsection (v) shall be added after subsection (iv) in Section 1.7(a) of the Agreement to read in its entirety as follows:



          "(v) in addition to (iii) and (iv) above, and notwithstanding (i) and
     (ii) above: (A) any and all costs, expenses (including reasonable attorneys fees and expenses), damages, liabilities, losses and judgments; and (B) seventy-five percent (75%) of all payments made with respect to a final settlement of all such allegations, in either case, incurred by Parent, Sub or the Company related or pertaining to the allegations made, or which in the future may be made, by Empire R&D, Inc., David Dickey and/or their respective affiliates, against the Company and Xtend Micro Products, Inc., relating or pertaining to infringement claims, non-payment of royalties and/or other amounts due or owing to them pursuant to contractual commitments, agreements, arrangements and understandings involving and/or other related claims, at equity and in law, shall be deducted from any amounts payable to the holders of Company

     Common Stock pursuant to (i) and (ii) above; it being agreed and understood that Parent will consult with the Representative Stockholder prior to settling any such allegations."



     3. Section 7.1(c) of the Agreement is hereby amended by changing the "August 31, 2002" date to "October 1, 2002".



     4. Parent agrees that prior to and after the Closing, Parent will use all commercially reasonable efforts to influence and encourage Andrew Corporation to purchase the Company's cellular business inventory.



     5. Simultaneously with the execution and delivery of this Amendment, the parties hereto have executed and delivered to each other Amendment No. 1 to Confidential Disclosure Statement to Agreement and Plan of Merger among the Company, Parent and Sub, of even date herewith (the "Amendment to Disclosure Schedule").



     6. The Parties agree that no matter listed in Section 3.11 of the Amendment to Disclosure Schedule shall be deemed to form a basis for the exercise of a closing condition under Article VI of the Agreement, or the termination of the Agreement by Parent or Sub pursuant to Article VII of the Agreement



                                 MISCELLANEOUS



     1. Continuing Effect. Except as modified and amended hereby, the Agreement is and shall remain in force and effect in accordance with its terms.



     2. Counterparts. This Amendment may be executed in several counterparts, all of which are identical, each of which shall be deemed an original, and all of which counterparts together shall constitute one and the same instrument.



     3. Governing Law. This Amendment shall be governed by and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.



     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by one of its duly authorized.



                                          IGO CORPORATION



                                          By:     /s/ SCOTT SHACKELTON

                                            ------------------------------------

                                            Name: Scott Shackelton


                                            Title:   Chief Financial Officer



                                          MOBILITY ELECTRONICS, INC.



                                          By:         /s/ JEFF DOSS

                                            ------------------------------------

                                            Name: Jeff Doss


                                            Title:   Executive Vice President



                                          IGOC ACQUISITION, INC.



                                          By:         /s/ JEFF DOSS

                                            ------------------------------------

                                            Name: Jeff Doss


                                            Title:   Vice President

                                                                      APPENDIX C



                        DELAWARE GENERAL CORPORATION LAW



SEC. 262. APPRAISAL RIGHTS.



     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.



     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:



          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.



          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:



             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;



             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;



             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or



             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.



          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.



     (d) Appraisal rights shall be perfected as follows:



          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or



          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.



     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.



     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.



     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.



     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.



     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.



     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.



     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

P R O X Y

                    THIS PROXY IS SOLICITED ON BEHALF OF THE
                             BOARD OF DIRECTORS OF
                                IGO CORPORATION
                        SPECIAL MEETING OF STOCKHOLDERS


     The undersigned stockholder of iGo Corporation, a Delaware corporation, hereby acknowledges receipt of the Notice of Special Meeting of Stockholders dated August 8, 2002 and Proxy Statement/Prospectus dated August 2, 2002, and hereby appoints David Olson and Scott Shackelton, or either of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting of Stockholders of iGo Corporation to be held on August 29, 2002, at 9:00 a.m., local time, at the Residence Inn by Marriott located at 9845 Gateway Drive, Reno, Nevada 89511, and at any adjournment(s) thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side.


CONTINUED AND TO BE SIGNED ON REVERSE SIDE                      SEE REVERSE SIDE

[X] Please mark votes as in this example.

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR THE ADOPTION OF THE AGREEMENT AND PLAN OF MERGER AND APPROVAL OF THE RELATED MERGER, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING AND ANY ADJOURNMENT(S) THEREOF.

1. ADOPTION OF THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 23, 2002, AS AMENDED JULY 18, 2002, BY AND AMONG MOBILITY ELECTRONICS, INC., IGO CORPORATION AND IGOC ACQUISITION, INC., A DELAWARE CORPORATION AND WHOLLY-OWNED SUBSIDIARY OF MOBILITY ELECTRONICS, INC., AND APPROVAL OF THE RELATED MERGER.

             FOR                         AGAINST                       ABSTAIN
             [ ]                           [ ]                           [ ]

                                        Signature: ------------   Date: --------

                                        Signature: ------------   Date: --------
                                         (This Proxy should be marked, dated,
                                         signed by the stockholder(s) exactly as
                                         his or her name appears hereon, and
                                         returned promptly in the enclosed
                                         envelope. Persons signing in a
                                         fiduciary capacity should so indicate.
                                         If shares are held by joint tenants or
                                         as community property, both should
                                         sign.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or
(4) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in
Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

     Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

CERTIFICATE OF INCORPORATION

     The Certificate of Incorporation of Mobility provides that a director of Mobility shall not be personally liable to Mobility or its stockholders for monetary damages for breach of fiduciary duty as a director, except as limited by the DGCL. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Mobility, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Certificate of Incorporation by the stockholders of Mobility shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of Mobility existing at the time of such repeal or modification.

BYLAWS

     The Bylaws of Mobility provide that Mobility (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that such person is or was a director or officer of Mobility, or is or was serving at the request of Mobility as a director or officer of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan and (ii) upon a determination by the board of directors that indemnification is appropriate, Mobility may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that such person is or was an employee or agent of Mobility or at the request of Mobility was serving as an employee or agent of any other corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, in the case of (i) and (ii) against reasonable expenses (including attorneys' fees), judgments, fines, penalties, amounts paid in settlement and other liabilities actually and reasonably incurred by such person in connection with such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Mobility, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. However, in an action or suit by or in the right of Mobility to procure a judgment in its favor, no indemnification shall be made in respect of any claim as to which such person shall have been adjudged to be liable to Mobility unless and only to the extent that a court of appropriate jurisdiction shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity of such expenses which the court shall deem proper. Any indemnification shall be made by Mobility upon a determination that indemnification of such person is proper in the circumstances because he has met the applicable standard of conduct set forth above. Expenses incurred by a person who is or was a director or officer of Mobility in defending such actions or suits shall be paid by Mobility at reasonable intervals in advance of the final disposition of such action or suit upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Mobility. In addition, Mobility shall pay or reimburse expenses incurred by any person who is or was a director or officer of Mobility in connection with such person's appearance as a witness or other participant in a proceeding in which such person or Mobility is not a named party to such proceeding, provided that such appearance or participation is on behalf of Mobility or by reason of his past or present capacity as a director or officer of Mobility. Mobility intends these provisions to provide indemnification for appropriate persons to the fullest extent permitted by law.

INDEMNITY AGREEMENTS

     Mobility has entered into Indemnity Agreements with each of its directors and executive officers. Pursuant to such agreements, Mobility will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of Mobility or assumed certain responsibilities at the direction of Mobility.

INSURANCE

     Mobility intends to maintain liability insurance for the benefit of its directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) List of Exhibits


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger dated March 23, 2002, by and
          among Mobility Electronics, Inc., iGo Corporation and IGOC
          Acquisition, Inc.(10)
  3.1     Certificate of Incorporation of Mobility.(1)
  3.2     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of June 17, 1997.(3)
  3.3     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of September 10, 1997.(1)
  3.4     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of July 20, 1998.(1)
  3.5     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of February 3, 2000.(1)
  3.6     Certificate of Designations, Preferences, Rights and
          Limitations of Series C Preferred Stock.(1)
  3.7     Amended Bylaws of Mobility.(1)
  3.8     Certificate of the Designations, Preferences, Rights and
          Limitations of Series D Preferred Stock.(2)
  3.9     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of March 31, 2000.(3)
  4.1     Specimen of Common Stock Certificate.(4)
  5.1     Opinion of Jackson Walker L.L.P.*
  8.1     Opinion of Jackson Walker L.L.P. regarding tax matters.**
 10.1     Form of Indemnity Agreement executed between Mobility
          Electronics, Inc. and certain officers and directors.(11)
 10.2     Lock-up and Voting Agreement dated March 24, 2002, by and
          among Mobility Electronics, Inc., iGo Corporation and
          certain Stockholders of iGo Corporation.(10)
 10.3     Amended and Restated 1996 Long Term Incentive Plan, as
          amended on January 13, 2000.(1)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.4     Strategic Partner Agreement by and between the Company and
          Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville) dated March 6, 2000.(2)
 10.5     Loan Modification and Extension Agreement dated March 13,
          2000 between Bank of America N.A. and the Company.(2)
 10.6     Amended and Restated Promissory Note (Facility I) dated
          March 13, 2000 in the aggregate principal amount of
          $3,000,000.(2)
 10.7     Amended and Restated Promissory Note (Facility II) dated
          March 13, 2000 in the aggregate principal amount of
          $1,500,000.(2)
 10.8     Donald W. Johnson Non-qualified Stock Option Agreement dated
          April 1, 2000.(3)
 10.9     License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville).(3)
 10.10    License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville).(3)
 10.11    Private Label Agreement dated March 6, 2000 by and between the Company and Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville).(3)
 10.12    Agreement and Plan of Merger dated October 2, 2000, by and among the Company, Mesa Ridge Technologies, Inc. d/b/a MAGMA and the stockholders of MAGMA.(7)
 10.13    Strategic Partner Agreement by and between the Company and
          Portsmith, Incorporated dated as of August 29, 2000.(8)
 10.14    Subordinated Convertible Promissory Note made by Portsmith,
          Incorporated in favor of the Company, dated August 29, 2000, in the principal amount of $3,000,000.(8)
 10.15    Form of Stock Purchase Agreement, dated as of March 2, 2001, by and between the Company and each of Jeffrey S. Doss,
          Donald W. Johnson and La Luz Enterprises, L.L.C.(9)***
 10.16    Form of Promissory Note, dated March 2, 2001, in the
          principal amount of $199,311, and issued by each of Jeffrey
          S. Doss, Donald W. Johnson and La Luz Enterprises, L.L.C. to
          the Company.(9)
 10.17    Form of Pledge and Security Agreement, dated as of March 2,
          2001, by and between the Company and each of Jeffrey S.
          Doss, Donald W. Johnson and La Luz Enterprises, L.L.C.(9)
 10.18    Guaranty, dated as of March 2, 2001, issued by Charles R.
          Mollo in favor of the Company.(9)
 10.19    Employment Agreement, dated August 15, 2001, by and between the Company and Joan Brubacher.*
 10.20    Charles R. Mollo Employment Agreement dated December 1,
          1999.(1)
 10.21    Charles R. Mollo Option Agreement dated December 1, 1999.(1)
 10.22    Jeffrey S. Doss Employment Agreement dated December 1,
          1999.(1)
 10.23    Jeffrey S. Doss Option Agreement dated December 1, 1999.(1)
 10.24    Jeffrey S. Doss Pledge Agreement dated December 1, 1999.(1)
 10.25    Jeffrey S. Doss Promissory Note in favor of the Company
          dated December 1, 1999 in the principal amount of
          $300,000.(1)
 10.26    First Amendment to Option Agreement dated December 1, 1999 between Jeffrey S. Doss and the Company.(1)
 10.27    Robert P. Dilworth Consulting Agreement dated May 21,
          1999.(1)
 10.28    Robert P. Dilworth Nonqualified Stock Option Agreement dated
          May 21, 1999.(1)
 10.29    William O. Hunt Consulting Agreement dated December 8,
          1999.(2)
 10.30    William O. Hunt Non-qualified Stock Option Agreement dated
          December 8, 1999.(2)
 10.31    Strategic Partner Agreement by and between the Company and
          Cybex Computer Products Corporation dated March 6, 2000.(2)
 10.32    Donald W. Johnson Employment Agreement dated March 20,
          2000.(2)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.34    Strategic Vendor Agreement dated August 10, 1998 by and
          between the Company and Molex Incorporated.(2)
 10.35    Form of Indemnity Agreement by and between the Company and its officers and directors.(2)
 10.36    Private Label and Manufacturing Agreement dated May 11, 1998 by and between the Company and Targus Group International,
          Inc.(3)
 10.37    Design and Development Agreement dated May 12, 1998 by and between VLSI Technology, Inc. and the Company.(2)
 10.38    Donald W. Johnson Non-qualified Stock Option Agreement dated
          April 1, 2000.(3)
 10.39    License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation.(3)
 10.40    License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation.(3)
 10.41    Private Label Agreement dated March 6, 2000 by and between the Company and Cybex Computer Products Corporation.(3)
 10.42    Agreement and Plan of Merger dated October 2, 2000 by and
          among the Company, Mesa Ridge Technologies, Inc. d/b/a MAGMA and the shareholders of MAGMA.(7)
 10.43    Settlement Agreement dated July 18, 2002, by and among Xtend
          Micro Products, Inc., iGo Corporation, XMicro Holding
          Company, Inc., Mark Rapparport, Mobility Electronics, Inc.,
          and each of Institutional Venture Partners VII, L.P., Ken
          Hawk, individually and as Trustee of the Kenneth W. Hawk
          Grantor Retained Annuity Trust, Peter Gotcher, IVM
          Investment Fund VIII, LLC, Robert Darrell Boyle Trustee UTA
          dated August 26, 1994, Lauren Reeves Boyle Trustee UTA dated
          August 26, 1994, IVM Investment Fund VIII-A, LLC, IVP
          Founders Fund, L.P., Ross Bott, Ph.D., David Olson, Scott
          Shackelton, Reid W. Dennis and IVP Founders Fund I, L.P.**
 10.44    Depository Agreement made as of July 18, 2002, by and among
          U.S. Stock Transfer Corporation, iGo Corporation, Mark
          Rapparport, an individual ("Rapparport"), and XMicro Holding
          Company, Inc.**
 10.45    Lock-up and Voting Agreement, dated July 18, 2002 by and
          between Mobility Electronics, Inc., iGo Corporation, XMicro
          Holding Company, Inc., and Mark Rapparport.**
 21.1     Subsidiaries.*
          -- Mobility 2001 Limited (United Kingdom)
          -- MAGMA, Inc. (Delaware)
          -- Portsmith, Inc. (Delaware)
          -- IGOC Acquisition, Inc. (Delaware)
 23.1     Consent of KPMG LLP.**
 23.2     Consent of Deloitte & Touche LLP**
 23.3     Consent of Jackson Walker L.L.P. (Contained in Exhibits 5.1
          and 8.1).*
 24.1     Power of Attorney.*


---------------


  *  Previously filed.



 **  Filed herewith.



*** Each of the purchase agreements is identical in all material respects except for the purchasers and the date of purchase.


 (1) Previously filed as an exhibit to Registration Statement No. 333-30264 dated February 11, 2000.

 (2) Previously filed as an exhibit to Amendment No. 1 to Registration Statement No. 333-30264 dated March 28, 2000.

 (3) Previously filed as an exhibit to Amendment No. 2 to Registration Statement No. 333-30264 dated May 4, 2000.

 (4) Previously filed as an exhibit to Amendment No. 3 to Registration Statement No. 333-30264 dated May 18, 2000.

 (5) Previously filed as an exhibit to Amendment No. 4 to Registration Statement No. 333-30264 dated May 26, 2000.

 (6) Previously filed as an exhibit to Amendment No. 6 to Registration Statement No. 333-30264 dated June 6, 2000.

 (7) Previously filed as an exhibit to Form 8-K dated October 17, 2000.

 (8) Previously filed as an exhibit to Registration Statement No. 333-5466 filed on Form S-1 dated January 31, 2001.

 (9) Previously filed as an exhibit to Mobility's Form 10-K for the period ending December 31, 2000.

(10) Previously filed as an exhibit to Mobility's Form 10-K for the period ending December 31, 2001.

(11) Previously filed as an exhibit to Mobility's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

     (b) Financial Statement Schedules

     All other schedules and exhibits are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

     (c) The undersigned registrant hereby undertakes that, every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Mobility Electronics, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on August 5, 2002.


                                          MOBILITY ELECTRONICS, INC.

                                          By:     /s/ CHARLES R. MOLLO
                                            ------------------------------------
                                          Name:   Charles R. Mollo
                                          Title:  President, Chief Executive
                                                  Officer and Chairman of the
                                                  Board (Principal Executive
                                                  Officer)

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Charles R. Mollo and Joan W. Brubacher, and each of them, each of whom may act without joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute in the name of each such person who is then an officer or director of the Registrant, and to file any amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on August 5, 2002.



                    SIGNATURES                                         TITLE
                    ----------                                         -----
               /s/ CHARLES R. MOLLO                    President, Chief Executive Officer and
--------------------------------------------------   Chairman of the Board (Principal Executive
                 Charles R. Mollo                                     Officer)

              /s/ JOAN W. BRUBACHER*                 Chief Financial Officer and Vice President
--------------------------------------------------      (Principal Financial and Accounting
                Joan W. Brubacher                                     Officer)

               /s/ JEFFREY S. DOSS*                    Executive Vice President and Director
--------------------------------------------------
                 Jeffrey S. Doss

             /s/ ROBERT P. DILWORTH*                                  Director
--------------------------------------------------
                Robert P. Dilworth

               /s/ WILLIAM O. HUNT*                                   Director
--------------------------------------------------
                 William O. Hunt

                    SIGNATURES                                         TITLE
                    ----------                                         -----
               /s/ JERRE L. STEAD*                                    Director
--------------------------------------------------
                  Jerre L. Stead

              /s/ JEFFREY R. HARRIS*                                  Director
--------------------------------------------------
                Jeffrey R. Harris

                /s/ LARRY M. CARR*                                    Director
--------------------------------------------------
                  Larry M. Carr

*By:               /s/ CHARLES R. MOLLO
        ------------------------------------------
                     Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger dated March 23, 2002, by and
          among Mobility Electronics, Inc., iGo Corporation and IGOC
          Acquisition, Inc.(10)
  3.1     Certificate of Incorporation of Mobility.(1)
  3.2     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of June 17, 1997.(3)
  3.3     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of September 10, 1997.(1)
  3.4     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of July 20, 1998.(1)
  3.5     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of February 3, 2000.(1)
  3.6     Certificate of Designations, Preferences, Rights and
          Limitations of Series C Preferred Stock.(1)
  3.7     Amended Bylaws of Mobility.(1)
  3.8     Certificate of the Designations, Preferences, Rights and
          Limitations of Series D Preferred Stock.(2)
  3.9     Articles of Amendment to the Certificate of Incorporation of
          Mobility dated as of March 31, 2000.(3)
  4.1     Specimen of Common Stock Certificate.(4)
  5.1     Opinion of Jackson Walker L.L.P.*
  8.1     Opinion of Jackson Walker L.L.P. regarding tax matters.**
 10.1     Form of Indemnity Agreement executed between Mobility
          Electronics, Inc. and certain officers and directors.(11)
 10.2     Lock-up and Voting Agreement dated March 24, 2002, by and
          among Mobility Electronics, Inc., iGo Corporation and
          certain Stockholders of iGo Corporation.(10)
 10.3     Amended and Restated 1996 Long Term Incentive Plan, as
          amended on January 13, 2000.(1)
 10.4     Strategic Partner Agreement by and between the Company and
          Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville) dated March 6, 2000.(2)
 10.5     Loan Modification and Extension Agreement dated March 13,
          2000 between Bank of America N.A. and the Company.(2)
 10.6     Amended and Restated Promissory Note (Facility I) dated
          March 13, 2000 in the aggregate principal amount of
          $3,000,000.(2)
 10.7     Amended and Restated Promissory Note (Facility II) dated
          March 13, 2000 in the aggregate principal amount of
          $1,500,000.(2)
 10.8     Donald W. Johnson Non-qualified Stock Option Agreement dated
          April 1, 2000.(3)
 10.9     License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville).(3)
 10.10    License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville).(3)
 10.11    Private Label Agreement dated March 6, 2000 by and between the Company and Cybex Computer Products Corporation (d/b/a
          Avocent-Huntsville).(3)
 10.12    Agreement and Plan of Merger dated October 2, 2000, by and among the Company, Mesa Ridge Technologies, Inc. d/b/a MAGMA and the stockholders of MAGMA.(7)
 10.13    Strategic Partner Agreement by and between the Company and
          Portsmith, Incorporated dated as of August 29, 2000.(8)
 10.14    Subordinated Convertible Promissory Note made by Portsmith,
          Incorporated in favor of the Company, dated August 29, 2000, in the principal amount of $3,000,000.(8)
 10.15    Form of Stock Purchase Agreement, dated as of March 2, 2001, by and between the Company and each of Jeffrey S. Doss,
          Donald W. Johnson and La Luz Enterprises, L.L.C.(9)***
 10.16    Form of Promissory Note, dated March 2, 2001, in the
          principal amount of $199,311, and issued by each of Jeffrey
          S. Doss, Donald W. Johnson and La Luz Enterprises, L.L.C. to
          the Company.(9)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.17    Form of Pledge and Security Agreement, dated as of March 2,
          2001, by and between the Company and each of Jeffrey S.
          Doss, Donald W. Johnson and La Luz Enterprises, L.L.C.(9)
 10.18    Guaranty, dated as of March 2, 2001, issued by Charles R.
          Mollo in favor of the Company.(9)
 10.19    Employment Agreement, dated August 15, 2001, by and between the Company and Joan Brubacher.*
 10.20    Charles R. Mollo Employment Agreement dated December 1,
          1999.(1)
 10.21    Charles R. Mollo Option Agreement dated December 1, 1999.(1)
 10.22    Jeffrey S. Doss Employment Agreement dated December 1,
          1999.(1)
 10.23    Jeffrey S. Doss Option Agreement dated December 1, 1999.(1)
 10.24    Jeffrey S. Doss Pledge Agreement dated December 1, 1999.(1)
 10.25    Jeffrey S. Doss Promissory Note in favor of the Company
          dated December 1, 1999 in the principal amount of
          $300,000.(1)
 10.26    First Amendment to Option Agreement dated December 1, 1999 between Jeffrey S. Doss and the Company.(1)
 10.27    Robert P. Dilworth Consulting Agreement dated May 21,
          1999.(1)
 10.28    Robert P. Dilworth Nonqualified Stock Option Agreement dated
          May 21, 1999.(1)
 10.29    William O. Hunt Consulting Agreement dated December 8,
          1999.(2)
 10.30    William O. Hunt Non-qualified Stock Option Agreement dated
          December 8, 1999.(2)
 10.31    Strategic Partner Agreement by and between the Company and
          Cybex Computer Products Corporation dated March 6, 2000.(2)
 10.32    Donald W. Johnson Employment Agreement dated March 20,
          2000.(2)
 10.34    Strategic Vendor Agreement dated August 10, 1998 by and
          between the Company and Molex Incorporated.(2)
 10.35    Form of Indemnity Agreement by and between the Company and its officers and directors.(2)
 10.36    Private Label and Manufacturing Agreement dated May 11, 1998 by and between the Company and Targus Group International,
          Inc.(3)
 10.37    Design and Development Agreement dated May 12, 1998 by and between VLSI Technology, Inc. and the Company.(2)
 10.38    Donald W. Johnson Non-qualified Stock Option Agreement dated
          April 1, 2000.(3)
 10.39    License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation.(3)
 10.40    License Agreement dated March 6, 2000 by and between the
          Company and Cybex Computer Products Corporation.(3)
 10.41    Private Label Agreement dated March 6, 2000 by and between the Company and Cybex Computer Products Corporation.(3)
 10.42    Agreement and Plan of Merger dated October 2, 2000 by and
          among the Company, Mesa Ridge Technologies, Inc. d/b/a MAGMA and the shareholders of MAGMA.(7)
 10.43    Settlement Agreement dated July 18, 2002, by and among Xtend
          Micro Products, Inc., iGo Corporation, XMicro Holding
          Company, Inc., Mark Rapparport, Mobility Electronics, Inc.,
          and each of Institutional Venture Partners VII, L.P., Ken
          Hawk, individually and as Trustee of the Kenneth W. Hawk
          Grantor Retained Annuity Trust, Peter Gotcher, IVM
          Investment Fund VIII, LLC, Robert Darrell Boyle Trustee UTA
          dated August 26, 1994, Lauren Reeves Boyle Trustee UTA dated
          August 26, 1994, IVM Investment Fund VIII-A, LLC, IVP
          Founders Fund, L.P., Ross Bott, Ph.D., David Olson, Scott
          Shackelton, Reid W. Dennis and IVP Founders Fund I, L.P.**
 10.44    Depository Agreement made as of July 18, 2002, by and among
          U.S. Stock Transfer Corporation, iGo Corporation, Mark
          Rapparport, an individual ("Rapparport"), and XMicro Holding
          Company, Inc.**
 10.45    Lock-up and Voting Agreement, dated July 18, 2002 by and
          between Mobility Electronics, Inc., iGo Corporation, XMicro
          Holding Company, Inc., and Mark Rapparport.**

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 21.1     Subsidiaries.*
          -- Mobility 2001 Limited (United Kingdom)
          -- MAGMA, Inc. (Delaware)
          -- Portsmith, Inc. (Delaware)
          -- IGOC Acquisition, Inc. (Delaware)
 23.1     Consent of KPMG LLP.**
 23.2     Consent of Deloitte & Touche LLP**
 23.3     Consent of Jackson Walker L.L.P. (Contained in Exhibits 5.1
          and 8.1).*
 24.1     Power of Attorney.*


---------------


  * Previously filed.



 **  Filed herewith.



*** Each of the purchase agreements is identical in all material respects except for the purchasers and the date of purchase.


 (1) Previously filed as an exhibit to Registration Statement No. 333-30264 dated February 11, 2000.

 (2) Previously filed as an exhibit to Amendment No. 1 to Registration Statement No. 333-30264 dated March 28, 2000.

 (3) Previously filed as an exhibit to Amendment No. 2 to Registration Statement No. 333-30264 dated May 4, 2000.